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03029210

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Grupo Mexico S.A. De CV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 18 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4582

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 8/12/03

03 AUG 12 AM 7:21

ANNUAL REPORT 2002




RECEIVED
JUL 2 8 2003
PROCESSING
SECTION

GRUPOMEXICO

AR/S
12-31-02

Baja California 200, Roma Sur
Delegación Cuauhtémoc, C.P. 06760
Mexico, D.F.

GRUPO MEXICO S.A DE C.V. has registered with the National Registry of Securities (Registro Nacional de Valores) the following securities:

In the Securities Section, Section A, its series "B" shares, representing the entirety of its capital stock, which are quoted and traded under the symbol of GMEXICO.

In the Securities Special Section, its Secured Export Notes amounting up to $600 million dollars, placed by Grupo Minero Mexico, S.A. de C.V. on September 26, 1995.

In the Securities Special Section, its Guaranteed Senior Notes amounting up to $500 million dollars, placed by Grupo Minero Mexico, S.A. de C.V. on March 31, 1998.

The stock registration with the National Registry of Securities from the National Banking Commission (Registro Nacional de Valores de la Comision Nacional Bancaria y de Valores), does not imply certification on its merit or the issuer's solvency.

Translation of Annual Report originally issued in Spanish and filed pursuant to Bulletin 11-33 of the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for the Fiscal year ended December 31, 2002.


COTIZA EN
BOLSA MEXICANA DE VALORES

GMEXICO

02-4582

CONTENT

02-45082

GENERAL DATA

a) Glossary of Terms and Definitions

Terms of the Public Offer

CETES	Certificates of the Mexican Treasury of the Federation
Dollars	Dollars from the United States of America
EBITDA	Earnings before Interests, tax, depreciation and amortization
GAAP	Generally Accepted Accounting Principles in Mexico
GMEXICO, the Company or Issuer	Grupo Mexico, S. A. de C.V.
IMPAC /AT	Asset Tax
Indeval	S.D. Indeval, S.A. de C.V., Securities Deposit Institution
ISO 9002	International Standards Organization
LIBOR	London Inter Bank Offered Rate
NICP	National Index of Consumer's Prices
Nueva G. Mexico, S. A. de C.V. or NGMEXICO	Nueva G. Mexico, S. A. de C.V.
RNVI	National Registry of Securities and Intermediaries of the CNBV
Shares	Series B Shares, Class I and II, common, nominative and without expressing par value of Grupo Mexico, S. A. de C.V.

Subsidiary Companies of GMEXICO:

AMC	Americas Mining Corporation, Inc.
Asarco	Asarco Incorporated
Cananea or Mexcananea	Mexicana de Cananea, S.A. de C.V.
CMM	Controladora Minera Mexico, S.A. de C.V.
CTISLP	Cía. De Terrenos e Inversiones de San Luis Potosí, S.C. por A, S.A.
CHLC	Cía. Hotelera La Caridad, S.A. de C.V.
Ferromex	Ferrocarril Mexicano, S.A. de C.V.
GFM	Grupo Ferroviario Mexicano, S.A. de C.V.
GFMSA	Grupo Ferroviario Mexicano,S.A. de C.V.
GMM	Grupo Minero Mexico, S.A. de C.V. (Former Mexico Desarrollo Industrial Minero, S.A. de C.V.– MEDIMSA-).
GMMI	Grupo Minero Mexico Internacional, S.A. de C.V.
HR	Hospital del Ronquillo, S. de R.L. de C.V.
IMMSA	Industrial Minera Mexico, S.A. de C.V.
ITM	Infraestructura y Transportes Mexico, S.A. de C.V.
LFM	Líneas Ferroviarias de Mexico, S.A. de C.V.
Mexarco	Mexicana del Arco, S.A. de C.V.
Mexci	Mexico Compañía Inmobiliaria, S. A.
Mexcobre	Mexicana de Cobre, S.A. de C.V.
MIMENOSA	Minerales Metálicos del Norte de Mexico, S.A.
Mimimex	Minerales y Minas Mexicanas, S.A. de C.V.
MM	Minera Mexico, S.A. de C.V. (former Grupo Mexico, S.A. de C.V.)
MMI	Minera Mexico Internacional, Inc.
MP	Minera Pilares, S.A. de C.V.
MRI	Montana Resources Incorporated
PRETEL	Preparación de Terrenos para Labranza, S.C.
PU	Proyecciones Urbanísticas, S. de R. L. De C.V.

Saasa	Servicios de Apoyo Administrativo, S.A. de C.V.
SPCC	Southern Peru Copper Corporation
SPHC	Southern Peru Holding Corporation
TEPS	Taller Escuela de Platería de Sombrerete, S.A.
WCS	Western Copper Supplies, Inc.

GMEXICO principal mining units and complexes

Cananea	Complex operated by Mexcananea in the State of Sonora
Charcas	Unit operated by IMMSA in the State of San Luis Potosí
La Caridad	Complex operated by Mexcobre in the State of Sonora
San Luis Potosí	Metallurgical complex operated by Immsa in the State of San Luis Potosí
San Martín	Unite operated by IMMSA in the State of Zacatecas
Santa Barbara	Unit operated by MIMENOSA in the State of Chihuahua
Santa Eulalia	Unit operated by IMMSA in the State of Chihuahua
Taxco	Unit operated by IMMSA in the State of Guerrero

Companies related with GMEXICO:

Anaconda	Anaconda Company
Arthur Andersen	Ruiz Urquiza y Cía., S.C.
BITAL	Banco Internacional, S.A.
BMV or Bolsa	The Mexican Stock Exchange
CFE	Comisión Federal de Electricidad (Federal Commission of Electricity)
Comex	The Commodity Exchange, Inc.
LME	London Metal Exchange
Cyprus	Cyprus Amax Minerals Company
Deloitte Touche Tohmatsu	Formerly Arthur Andersen
Ferrosur	Ferrocarril del Sureste, S.A. de C.V.
FNE	Ferrocarril del Noreste.
FNM	Ferrocarriles Nacionales de Mexico
GFSM	Grupo Financiero Santander Mexicano
HYLSA	Hojalata y Lámina, S.A. de C.V.
ICA	Constructoras ICA, S.A. de C.V.
Línea Chepe	Ferrocarril de Línea Corta Chihuahua Pacífico
Nafin	Nacional Financiera, S.N.C.
NYSE	New York Stock Exchange
PD	Phelps Dodge Corporation
Pemex	Petróleos Mexicanos
Peñoles	Industrias Peñoles, S.A. de C.V.
TFM	Transportación Ferroviaria Mexicana, S.A. de C.V.
FTVM	Ferrocarril y Terminal del Valle de Mexico,S.A. de C.V.
TMM	Transportación Marítima Mexicana.
Union Pacific	Union Pacific Railroad Company..

Authorities

CFC	Federal Competition Commission
CNBV	Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission)
PROFEPA	Procuraduría Federal de Proteccion al Ambiente (Environment Protection Federal Agency)
SCT	Secretaría de Comunicaciones y Transportes (Secretariat of Communications and Transportation)

SE	Secretaria de Economía (Secretariat of Economy)
SEDENA	Secretaría de la Defensa Nacional (Secretariat of National Defense)
SEMARNAT	Secretaría de Medio Ambiente y Recursos Naturales (Secretariat of Environment and Natural Resources
SHCP	Secretaria de Hacienda y Crédito Publico (Secretariat of Finance and Public Credit)

Others

ST	Secretaría del Trabajo (Secretariat of Labor)
ARE	Alliance for Economical Recovery
CERCLA or Superfund	Comprehensive Environmental Response Compensation and Liability Act
CNA	Water National Commission
Ecology	Ecology Department in Washington.
EPA	Environmental Protection Agency of the United States
INE	Instituto Nacional de Ecología.
Railroad Law	Law Regulatory of the Railroad service
Environmental Law	General Law of Ecological Balance and Environmental Protection.
PAMA	Administrative program to comply with environmental regulations in Peru.
NAFTA	North American Free Trade Agreement
Union	National Union of Workers from the Mining, Metallurgic, and Similar Industries in the Mexican Republic.

Certain Terms from the Mining Divison

Anodic muds	A mixture of metals and some insoluble components in extremely fine particles that are obtained through electrolysis of copper. These muds contain important quantities of gold and silver.
Assay	The process to determine the metal content in ores or concentrates using analytical chemistry techniques
Benches	The horizontal cutting in an open-pit mining.
Calcareous	Rocks containing calcium carbonate.
Coke	Fuel source comprised of coal from which the volatile elements have been eliminated by heat in a coke.
Copper Anodes	Specially-shapped copper slabs produced in a casting whell in a smelter in the copper refining process.
Copper blister	An impure product from converters in the process of smelting copper. Its name comes from the large blisters that are formed on the cast surface, as a result of the liberation of sulfur bioxide and other gases.
Copper Cathodes	In the copper electrolytic process, the refined copper that has been deposited in cathodes starting from an acid solution of copper sulfate. The copper cathodes are generally smelted in a furnace and casts in rods of different weights to be sold in the market.
Cut-off grade	The lowest grade of mineralized material considered economic to extract. Cut-off grade is used in the calculation of the ore reserves in mineral deposits.
Cuts and Filling	Underground mining system, which includes the ore extraction

82-4582

	from a stope, which is replaced with waste materials, or tailings from concentrators as filling material.
Dip	The angle at which a stratum or vein is inclined from the horizontal surface.
Dross	The material formed on the surface of molten metals, as a result of oxidation or the distillation of impurities to the surface. (For example, the copper sulfide formed on the surface of molten lead bullion).
Electrolytic refining	The process of dissolving impure metal anode in an acid copper sulphate solution and depositing it in a pure state on the cathode
Electrowinning	The recovery of metals from a solution through electrolysis.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralization.
Flotation	A mineral recovery process by which minerals are separated from each other and from waste to produce mineral concentrates
Grade	The percentage of metal content in ore.
Heap leaching	A low-cost process for recovering copper from low-grade ores by percolating leaching solutions through heaps of ore placed on impervious pads.
Hydrometallurgic Process	The processing of a mineral in a humid environment.
Leaching	The process of removal of soluble minerals or elements through the action of percolating solvent solutions. This solvent could be sulfuric acid.
Matte	The product in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory furnace.
Mineral	An inorganic substance ocurring in nature. This prospectus only considers metallic substances as Galena, (PbS), Chalcocite (Cu_2S) Chalcopyrite ($CuFeS_2$) Sphalerite (ZnS), Pyrite, et al...
Mineral Rock	A continuous and well-defined mass that contains minerals.
Non-ferrous metals	Metals not containing, including or relating to iron.
Open Pit	Surface mining system of explotation in which the ore is extracted from a pit.
Ore	A mineral with sufficient value, quality and quanity to be economical mined.
Oxide	That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.
Pillars	Mineral blocks that have not been exploited with the purpose of supporting the shafts or other mining works.
Porphyry copper	Disseminated copper deposit in which the copper minerals occur as tiny grains or veinlets throughout a large volume of rock, which is generally porphyry.
Probable reserves	Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is

	so sufficiently defined that size, shape, depth and mineral content of reserves are well established.
Pyrite	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).(FeS_2)
Refinery	Metallurgic plant in which the metal refining takes place.
Refining	The final stage of metal purification in which final impurities are removed.
Reserve	The portions of a mineral deposit which could be reasonably supposed to be economically and legally explotable and produced at the time of computing reserves. The term "economically" implies that profitable exploration or production under defined investment assumptions, which have been established or analytically proven. The assumptions used must be reasonable, including assumptions related to prices and costs that will prevail during the life of the project. The term "legally" does not mean that all the necessary permits for mining and processing have been obtained, or that other legal matters have been completely settled. Nevertheless, in order to have an existing reserve, there must not be any significant incertitude related to the issuance of such permits.
Room-and-Pillar	A method of underground mining in which the 50% of the ore is extracted in the first mining stage. The ore is mined in rooms separated by narrow pillars. The ore in the pillars is extracted by subsequent mining.
Sampling	Cutting a representative part of an ore deposit or vein, which should represent with certitude its average value.
Schist	Crystalline rock whose component minerals are arranged in a parallel structure, generally secondary, developed by shearing and recrystallization under pressure.
Shaft	A mine excavation of limited area compared with its depth (generally vertical) made for mining access, raising water, hoisting ore, transporting miners and material and ventilating underground workings.
Sinter	A porous homogenous mass, a product of sintering
Sintering	To heat a mass of fine particules for a prolonged period below the point of fusion, generally for the purpose of cohesion; in the case of minerals and concentrates, this is achieved by the fusion of certain elements.
Slurry	The sterile material or waste that covers the mineral in an open-pit mine.
Smelter	A metallurgical plant in which the smelting of the concentrates and ores takes place, as the begining of their conversion into a metallic product.
Solvent Extraction	The process of separating the soluble metal contained in a leach solution with a reagent which selectively extracts the required element.
Solvent Extraction- Electrowinning (SX-EW)	The process which is a combination of solvent extraction and electrowinning
Spot price	The current market price of a metal for immediate delivery.
Stockwork	A solid mass of ore so interpenetrated by so small veins of ore that the whole must be mined together.
Stope	The undergound excavation from which ore is extracted.
Stripping	The process of removing overburden to expose ore in an open pit.

Stripping Ratio	The ratio of waste materials to mineral in the material moved in an open pit operation.
Sulphide	A mineral characterized by the union of sulfur with a metal, such as galena, sphalerite, chalcocite, pyrite, et al.
Tailings	The waste material from ore after the economically recoverable metals or minerals has been extracted in a concentrating plant.
Toll Agreement	A contractual agreement for the benefit of any material in a smelter or refinery, under which the metallic content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.
Waste	The portion of a mineral deposit lacking sufficient grade to be economically mined, or the material surrounding ore.

Certain Terms of the Railroad Division

AAR, American Association of Railroads	An industry association in charge of establishing the parameters for minimum security, maintenance, operations, services and repairs in the United States of America.
Centralized System of Traffic and Trains (SCTT), called CTC before.	The system by which the movement of trains is authorized by controlled signals from a determined point through electromechanical, electronic or computarized means and the movement of trains is governed by remote control from the dispatch office.
Hauling equipment	Railroad equipment to transport passengers or cargo that does not include its own tractive equipment.
Intermodal	Activities that include more than one means of transportation
Rail caliber	The denomination given to the rail according to the weight per length unit.
Railroad equipment	Tractive, hauling ór work vehicles that travel on railways.
Railroads	Roads with rails on which trains move, including those in train yards necessary for operation.
Rights of passage or Trackage rights	Rights awarded to operate equipment with one's own personnel on a railroad track of another concessionaire according to the controls agreed upon and being subject to authorized tariffs.
Sidings	Auxiliary railways connected at both ends to avoid encounters and allow the passage of trains or to store railroad equipment.
Station	Facilities for train arrivals and departures allowing for the ascent and descent of cargo and passengers, reception, storage, classification, consolidation, dispatch of goods, and designated as such by name listed in a scheduled station column.
Tractive equipment:	Self-propelled railroad vehicle used on railways to move railroad equipment.
Train	One or more coupled machines with or without hauling equipment, displaying a signal and authorized to operate on a main line.
Yard	A railway track system with defined limits including main track and escapes that is used to couple trains store hauling equipment and other purposes.

Conversion table of factors from metric to English measures.

Metric Units			British equivalence
1 Metric Ton	=	1.10231	Short Tonnes (1 short tonne = 2,000 pounds)
1 Gram	=	0.03215	Ounces
1 Gram per metric ton	=	0.02917	Ounces per short ton
1 Kilogram per metric ton	=	29.166642	Ounces per short ton
1 Kilometer	=	0.621371	Miles
1 Meter	=	3.28084	Feet

02-4582

b) **Executive Summary**

The following summary is subject to the detailed information and financial statements included in this report. In this report some operating data is shown in metric measures and imperial measures. *See "Glossary of Terms and Definitions - Table of Conversion Factors from Metric Units to British Units"* for further details on equivalences of measures and definitions.

Grupo Mexico, S.A. de C.V. (GMEXICO or the "Group")

Grupo Mexico has confronted, during 2002 its most intense challenges and is overcoming them.

The first challenge comes from the metals markets. Contrary to expectations, economic growth in the USA and the world did not recover as expected. The performance of metal prices particularly copper, continued at their lowest levels in decades, with high volatility in spite of China's sustained demand. In addition to the pronounced fall in prices during 2001, the price of copper fell an additional 1.4% in 2002; zinc fell 12.5% and lead dropped 5.1% compared to the previous year. Only precious metals improved: silver went up 5.5% and gold 14.5%, compared to previous year.

The persistence of low prices forced the mining division to concentrate its efforts on reducing costs, even if this affected the volumes of ore produced. Therefore, the volume of copper sold was 15% less in 2002 than in 2001 and the volume of zinc was 32% less. Consequently, production of silver, old and molybdenum also decreased by 23%, 58% and 16%, respectively in 2002 as production of these metals is associated with that of copper and zinc.

The second challenge comes from facing, during adverse market conditions, the operating changes and cost reductions needed to strengthen the company and prepare it to take advantage of the upturn in the metals market cycle, which sooner or later will come.

On this matter, Grupo Mexico has consolidated operating changes and made tough decisions to close or curtail operations and discontinue purchases of minerals from third parties when the market conditions did not allow favorable margins. It also decreased its work force in a reasonable manner and encouraged mechanisms for achieving higher productivity. During 2002, work stoppages occurred at operations in Mexico and Peru as a result of the conditions mentioned.

The reduction in costs has been very significant. In spite of a non-recurring expense of nearly US$57 million, due to the creation of a US$35 million reserve for extraordinary maintenance plus legal expenses associated with the financial restructuring and the payment in advance of Guaranteed Notes of Southern Peru Copper Corporation (SPCC), the costs of production decreased 27% by December 31, 2002, representing savings in the amount of nearly US$700 million. These savings compensated for the reduced volumes of copper sold and resulted in an additional US$119 million of EBITDA over 2001, to reach a total EBITDA of US$495 million in 2002.

As a result of the foregoing, despite the fall in the volume of copper sold compared to 2001, EBITDA in the mining division improved substantially, by more than 47%, to nearly US$258 million in contrast to the US$175 million in 2001. EBITDA improved every quarter of 2002 as compared to 2001. The Transportation division (Ferromex) had sales of US$595.1 million, 8% more than in 2001, and raised its EBITDA by 26%, from US$192 million in 2001 to US$242.1 million in 2002, and obtained net profits of US$82 million, 29% more than the US$63 million reported in 2001.

The third challenge was restructuring the company's debt. During this cycle of low demand and very low copper prices, and due to increased nervousness on the part of financial institutions due to the affairs of auditors and international enterprises, Grupo Mexico also faced the acceleration of debt payments by banks and note holders when the terms of liquidity to debt were not duly satisfied as required by the credit facilities. The company developed an integral, multi-faceted strategy to ensure a better debt profile, maintain and improve operations at lower costs, and generate a program of compliance with its commitments.

In order to attain these objectives, we entered into detailed negotiations simultaneously on various scenarios. We agreed, in principle, on the terms of the restructuring of Minera Mexico's debt for a total of US$881 million with a consortium of banks and holders of guaranteed export notes. The negotiation liberates exports and allows for a period, till 2007, of gradual and accessible payments during the first years of 28% of the debt and a final payment at maturity of the 72% remaining balance. The grace period coincides with the current difficulties of depressed prices and encourages moderate payments through June 2004, when market conditions promise to improve. As part of this agreement, Grupo Minero Mexico received an increase in capital of US$110 million, which allows it to improve its financial and operating structures.

In regard to the Asarco subsidiary, the restructuring has been a particularly complex process. With significant debt maturities of US$450 million at the end of 2002 and US$100 million in bonds in February of 2003, which originally were to be refinanced last year, the market conditions and international issues previously mentioned required that the payments be made. As a result, the negotiations required new resources in order to make the payments. The mechanism considered most appropriate was the sale of shares of Southern Peru Copper Corporation (SPCC) to Americas Mining Corporation (AMC), another subsidiary of Grupo Mexico. Consent for this proposal was obtained from the U.S. Department of Justice and a federal court authorizing the purchase of 54.2% of the shares of SPCC by AMC for US$765 million, which included the creation of an trust fund of US$100 million to fulfill Asarco's environmental remediation obligations.

Grupo Mexico has successfully negotiated new credits sufficient to close the financial restructuring of its subsidiaries in 2003, cover Asarco's short-term debts, shore up the investment in Grupo Minero Mexico, and move forward with a debt profile more in line with the present circumstances of the metals market, which occured in March 31st and April of 2003.

Grupo Minero's mining reserves continue to be one of the main assets of the company. Although they are not accounted for in the financial statements, they are the most significant indicator of the future of a mining company. Grupo has the second largest copper reserves in the world, and the largest worldwide reserves amongst non-state-owned companies; furthermore, it has very significant reserves of other metals. Copper reserves of Grupo Mexico are, as of December 2002, 109 billion pounds.

Grupo's capital investments in 2002 amounted US$261 million. The largest part was for the modernization and expansion of the concentrator at the Toquepala mine, which was completed in August 2002. In addition, stripping work done particularly at Cananea will facilitate access to new mineralized zones, which will bear fruit in later years. Regarding the transportation division, Ferromex invested in the reconstruction of tracks and in the infrastructure of railyards and terminals as part of a US$700 million program, 70% complete at the end of 2002.

The company fulfilled its commitment in regard to the care of the environment and its relations with the communities in which it operates. In environmental matters, one of the most significant accomplishments was the construction of a 13,300 ft extension of a tunnel at the Ray mine in Arizona. The tunnel is designed to intercept and divert the waters of Mineral Creek, which passed through the mining installations. Additionally, the tunnel will allow the Ray mine to expand leaching zones for its industrial processes. The cost of the tunnel extension project was US$30 million. In Peru, following an investment of US$200 million in recent years, greater than the amount invested in environmental matters by all Peruvian mining companies, SPCC's environmental program fully satisfies the required air-quality standards. In Mexico, in addition to the environmental protection work within Grupo's industrial installations, a special effort has been initiated in the forestry program culminating with the planting of five million trees.

In connection with the communities in which we operate, one area of focus has been the program of providing living quarters near the mining units for the workforce. We also have undertaken an educational project, in collaboration with the Ministry of Education in Mexico and with higher educational institutions, to expand programs of literacy, grammar school, high school and higher technical education. Thanks to this project, professional mining technicians are prepared and the education level of hundreds of mine workers is raised. In Peru, technical advancement projects are supported by the company for agricultural and livestock breeders who labor near the mining operations in order to help with the production, trade and successful exportation of their products.

In spite of the difficult challenges of 2002, We are firmly convinced that the seriousness and reality with which we have faced those challenges, the responsible manner in which we have gone about our daily work under difficult conditions, and the ingenuity we have shown in responding in ways that strengthen Grupo, have made it possible for all subsidiaries to have a much better outlook at the end of 2002 than at the beginning of the year.

Grupo Mexico recognizes and values its stockholders who have maintained their support through the years and particularly in these two difficult years at the bottom of the copper market cycle. With the good performance of employees and workers, 2003 will be a year in which changes and negotiations come together in such a way as to maintain results at an appropriate level in the face of market prices and be prepared to benefit from higher prices in 2004.

c) Risk Factors

GMEXICO considers that the following risk factors might have a significant impact on the operations, financial position and operating results of GMEXICO, as well as on the liquidity and price of its stock shares. The potential acquirers of GMEXICO shares that are listed in the BMV, should carefully consider all the information mentioned in this report, particularly, the considerations mentioned below:

Conditions of the Mexican Economy

Economic conditions in Mexico have improved during the last years. The inflation rate decreased to 4.4% in 2001 and to 5.7% in 2002; The Mexican government has publicly announced that it does not expect inflation to exceed 4.5% in 2003. The 28-day Cetes interest rates fell to an annual average of 11.3% in 2001 and 7.1% in 2002. Mexico's gross domestic product increased by 6.9% in 2000 and decrease 0.3% 2001, and increase by 1.9% in 2002. Gross international reserves reached US$53.3 billion as of June 20, 2003, compared to US$48.0 billion as of December 31, 2002.

The positive economic stability, nevertheless, contrasts with the poor results in Mexico's GDP, in spite of a relatively constant flow of foreign investments. For this reason economic growth, employment and distribution, the economic plans of the Mexican Government have not fully achieved their objectives, and there can be no assurance that these economic plans will achieve their planned stated goals. Also, it is not possible to determine what effect the Mexican Government's current economic plans will have on GMEXICO's business, financial position and operating results or prospects.

Political Events

On December 1, 2000, Vicente Fox of the *Partido Acción Nacional* (National Action Party, or PAN) was inaugurated as president of Mexico, ending more than decades of presidential rule by the *Partido Revolucionario Institucional* (Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate. The change in the control of the Mexican government did not represent any major changes in programs and economic policies in the country.

There is no certainty that the economic plans will continue to be the same and that the macroeconomic policy will continue to be implemented as it has been in the last year. On the contrary, because of the change of regime and the triumph of the opposition party to the Presidency of the Republic for the next years, the future actions of the Mexican Government could have a significant effect on GMEXICO, on market conditions, prices and return on GMEXICO's stock shares.

The economic, political and social conditions in Mexico and the performance of the world's economy could affect the future of GMEXICO's business, operating results, financial condition, and its ability to obtain financing and projects in general.

Currency Fluctuations and Exchange Controls

The Mexican Peso has been subject to fluctuations by aproximately 10% in the last three years and could be subject to even greater fluctuations in the future because of the flexible exchange rate system adopted by Banco de Mexico after the 1995 crisis.

Although almost 100% of GMEXICO's metals sales are invoiced in dollars, a substantial part of the cost of sales of its operations (approximately 34%) are expressed in Mexican pesos, therefore when inflation rates rise in Mexico and, or in Peru, it is not affected by the respective increase in the peso or sol devaluation, GMEXICO's operating results are adversely affected, as occurred in the years 2000 and 2001.

GMEXICO has material assets and liabilities expressed in United States dollars and, considering it has net liabilities expressed in United States dollars, it is liable to exchange losses when the peso decreases its value vis-à-vis the United States dollar. *See "3.- FINANCIAL INFORMATION – i) Operating Results in 2002, 2001, and 2000".*

Also improbable, there can be no assurance that the Mexican Government will not institute restrictive exchange control policies in the future. The imposition of such policies could impair GMEXICO's ability to obtain imported goods and to meet its US-dollar denominated obligations and could have an adverse substantial effect on GMEXICO.

Conditions of the Peruvian Economy

In general, it can be said that the economic situation in Peru is stable, as shown in the inflation control that reached to 0.78% as of April 2003 and with devaluation lower than (1.48%), also in April 2003.

1.- With incidence in the mining sector, various tax and labor norms have been put in effect, that are resumed as follows:

- Tax credits on profit reinvestment have been eliminated.
- Law 27804, in effect since January 1, 2003, creates Dividens Tax and other ways to Profit Distribution with a rate of 4.1%, from January 1, 2003.
- Law 27804, creates the Additional Advance to the Net Assets, for the generators of rent of third category, it is applied about the Value of the Net Assets of the company according to closed balance to the previous exercise, a scale that goes until 1.50% on the excess of Soles 14'997,800, the advance is to bill of the Payments of Regularización and the payments to bill from the Tax to the Rênt.
- Penalties for those delaying the mining development process have been established.
- Law 27512, in effect since September 1, 2002, reduce the rate of the Extraordinary Solidarity Tax from 5% to 2%
- Law 27513, effective starting from January 1° the 2002, it maintains the rate from the Income Tax to 27% and with the Law 27804 create the Tax to the Profit Distribution for the branches with the rate of 4.1% about the utility declared in the date of the Sworn Declaration. Also, the scale is varied for the calculation from the Income Tax of Natural People.
- Law 27506, Law of Canon, the mining canon is constituted by 50% of the total of Revenues and Rents that the holders of the mining activity pay for the use of the mineral resources, amount that it is distributed the local and regional governments of the department in which is located the natural Resource, the same one that will be invested in works of regional impact
- Law 27804, leaves without effect starting from January 1° the 2003 the benefit of Tributary Credit for Donations, they will be deducible the expenses for donations granted in favor of entities and dependences of the national public sector and to the entities without ends of lucre whose social objective understands the ends of Charity or Attendance or Social Well-being, Education, Cultural, Scientific, Artistic and other similar ones whenever they have the Resolution of Ministry of Economy and Finances. They are also deducible as expenses the donations to the Catholic Church and the Clinic San Juan de Dios.
- Law 27804, puts limits for the deduction of the Expenses of Vehicles assigned to activities of Management, Representation and Administration of the company, according to the approaches that it fixed the Regulation.
- Law 27804, starting from January 1° the 2003, the deduction of some Expenses is accepted by operations in territories of Null or Low Imposition: (i) credit; (ii) insurance or reinsurance; (iii) surrender in use of ships or airships; (iv) transportation that carried out from the country toward the exterior and from the exterior toward the country; and, (v) pass right for the channel of Panama.
- Losses carry-forwards will be computable on the fiscal year where net income is obtained and not on the following fiscal term where losses were generated, as was the practice during 2001.

- Income tax rates applied to credits from abroad, in force since August 1st., 2001, will be reduced from 5% to 4.99%.
- The 2 percent surcharge on the legal stability income tax agreement with the government was eliminated in August 29, 2001.
- Law 27681 was put into effect in March 2002; this is the law on exoneration of tax debts through which penalties and demurrage interests are eliminated on tax debts at December 31, 2001.
- Law 27623,through which holders of mining concessions will be entitled to claim back the Sales Tax and the Tax on Municipal Promotion paid while conducting their activities during the exploration stage.
- Supreme Decree 037-2002-SUNAT. As of June 1st 2002, the system for IGV retention tax is created. Though this regulation, the government names Retention Agents to all taxpayers in the country. It is expected to increase tax collections and also extend the tributary base.

2.- During 2002 the Cabinet will approve the new law on tributary warranty which will set the basis for private sector participation in Service Rendering Enterprises. Other measures have also been approved to strengthen the political and social aspects, among which are:

a. The strengthening of democracy, the creation of what could be named the central intelligence agency, the creation of personal initiatives to fortify and guarantee the independence of the Judicial Power and of the Public Ministry, to deepen the parallel economic decentralization to the office worker, to strengthen the list of the local governments by means of the access to Internet and virtual libraries.

b. A determined support to all measures that will perform the public and private entities, through diplomatic missions in the exterior, continuity in the pacification process, through the anti-subversive struggle. Support to drug control, struggle against contraband and environmental and natural resources support.

c. Strengthening of public order and citizen safety.

d. Continuity in the process of Administrative simplification.

e. Restart of the privatization process.

f. Officialize regional elections. Consequently, elections will be held in November 2002.

g. The building of more than one thousand low-priced houses, under the 'Mi Vivienda' program in the next 6 months.

h. Congress has recently appointed four members to the Constitutional Tribunal that were removed during the Fujimori administration; in this way the Tribunal is complete, with seven members.

i. On the other hand, due to lack of consensus among legislators, the 'Defensor del Pueblo' has not been appoint yet.

j. In order to cover the fiscal deficit estimated in $2,500 million for the present year the government, through the Ministry of Economy and Finance, announced the promulgation of several tributary measures, which have created expectations in the private sector and especially in investors.

3.- An attempt to double exports in a five-year period; it is believed that this estimate contemplates the execution of important projects, such as Camisea Gas, Bayovar, Quellaveco, expansions, as well as the growth of the agricultural sector to increase their exports. The opposition in Congress was not pleased with these announcements, as they do not back an institutional strengthening. Violence generated in the country after elections have somewhat decreased.

4.- In the financial aspect we can say that during the last weeks the banks have reactivated their publicity campaigns, aimed to attract deposits, loans on real estate as well as the opening of new bank agencies. A sign that expectations are improving.

5.- After the discussion which arose from the issue on bank guarantees which ended with the publication of law 27682, which does not allows for bank guarantees to back bank obligations on the part of the debtor, some propose the derogation of such law.

6.- Again the issue on interest rates are in discusion: They are elevated and some congressmen insist on the necessity to ensure lower interest rates to facilitate a greater access.

7.- In respect to acts of violence generated by rioters, these only seem to appear sporadically.

8.- At present, the Peruvian Government has no restrictions for Peruvian or foreign companies to convert Peruvian Soles into US dollars. However, there is no guarantee that the Peruvian government could establish a restrictive policy in the control of foreign exchange in the future.

Certain factors related to the operations

Reliance on key personnel

GMEXICO and its subsidiaries' operations depend in a material way on the effort and capability of their principal executives. The loss of the services of some of them might have adverse effects on GMEXICO operations. *See "4.-MANAGEMENT - c) Managers and Stockholders".*

Work Force

As of December 31, 2002, approximately 75% of GMEXICO's work force where members of a union. GMEXICO has occasionally faced labor unease in its mining and railroad divisions; nonetheless, the company's management considers that its relations with its workers are good. In the history of GMEXICO, there have been strikes and interruptions due to labor matters, it is expected, however, that in the future they will not materially affect GMEXICO's financial situation. See *"2.- THE COMPANY -vi) Human Resources".*

Mining Division

The business of mining, smelting and refining copper, zinc, and other metals is generally subject to a number of risks, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory scope, environmental hazards, as well as weather and other natural phenomena (Acts of God), such as earthquakes. Such occurrences could result in damage to or destruction of mining properties or production facilities, injuries or casualties, environmental pollution, extraction delays, and monetary losses. GMEXICO maintains insurance coverage against risks that are typical in the mining industry in Mexico and abroad in amounts that GMEXICO has generally considered adequate. None of the above mentioned events have affected or are expected to affect the financial position of GMEXICO.

Volatility on metals prices

GMEXICO's metallic products are considered internationally traded commodities. Prices are established in the two largest metal exchanges, Comex in New York and LME in London, which widely reflect the world supply and demand balance. The profitability of GMEXICO's operations depends on the price, but basically on its cost control and its productivity. GMEXICO's financial performance is significantly affected by the international market prices of the metals it produces, especially of copper, zinc, and silver. Historically, metal prices have been subject to large fluctuations and are affected by a number of factors beyond GMEXICO's control. These factors, that affect each product in various degrees, include international economical and political conditions, supply and demand levels, substitutes availability and costs, inventory levels maintained by producers and others, and, to a lesser degree, inventory levels and foreign currency changes. In addition, the market prices of certain metals have occasionally been subject to sudden changes due to speculative activities. Copper prices have had a decrease trend since the middle of 1997. Copper market price continued to decline until the end of 2002 and a recovery was observed during the first quarter of the year 2003.

During 2002, the Company continued with a series of actions in its mining operations as result of the metal markets outlook. Contrary to expectations, economic growth in the USA and the world did not recover as hoped. Prices of metals, particularly copper, continued at their lowest levels in decades, with high volatility in spite of China's sustained demand. In addition to the pronounced fall in prices during 2001, the price of copper fell an additional 1.4% in 2002; zinc fell 12.5% and lead dropped 5.1% compared to the previous year. Only precious metals improved: silver went up 5.5% and gold 14.5%, compared to previous year, -. the sales of the group were diminished in $5,417.8 million 17,9% less than the previous year, originating a consolidated net loss in the year of $648,4 million, which was lower by 77% than the corresponding to the previous year. Other challenge comes from facing, during adverse market conditions, the operating changes and cost reductions needed to strengthen the company and prepare it to take advantage of the upturn in the metals market cycle, which sooner or later will come. On this matter, Grupo Mexico has consolidated operating changes and made tough decisions to close or curtail operations and discontinue purchases of minerals from third parties when the market conditions did not allow favorable margins. It also decreased its work force in a reasonable manner and encouraged mechanisms for achieving higher productivity. During 2002, work stoppages occurred at operations in Mexico and Peru as a result of the conditions mentioned. *See "2. THE COMAPANY – viii) Market Information."*

Environmental Regulations

The mining industry and the railway service are subject to environmental regulations with federal, state and municipal competence, as well as to certain parameters and technical specifications that are used as standards by the regulatory authorities for the protection and remediation of the environment. The environmental regulations both in Mexico and in Peru, and the United States, have become more stringent with the compliance of matters related to the prevention and remediation of the environment by all industries in general, but more significantly by the mining industry. The management considers that all of the mining and railway facilities of GMEXICO comply with the requirements of the present applicable environmental regulations. There is no certainty, however, that new laws or regulations in the future will not be more demanding or have a material effect on GMEXICO's operations. *See "2. THE COMPANY - xi) Judicial or Arbitration Proceedings".*

Copper price risk

GMEXICO's exposure to fluctuations of prices of the products it trades is related basically to copper, which represented in 2002, 59% of GMEXICO's sales. Said price may fluctuate widely and is beyond GMEXICO's control. Considering that copper produced by GMEXICO is generally sold at market prevailing prices, GMEXICO's operating results are highly sensitive to such prices. *See "3. FINANCIAL INFORMATION - d) Management Comments and Análisis on GMEXICO's Operating Results and Financial Statements".*

Mining and Railway Concessions

GMEXICO operates its mines and mining plants and renders railway services under concessions granted by the Mexican government. Thereby, mining and railway operations are subject to the regulations and monitoring of the corresponding government agencies. The existing concessions may be subject to additional conditions, be cancelled under certain circumstances or not renewed at its expiration. *See "2. THE COMPANY - v) Applicable Legislation and Tax Environment".*

Ore reserves

The proven and probable ore reserves included in this document were determined using standard evaluation procedures, generally used by the international mining industry. The stated reserves may not conform to geological, metallurgical or those related to the volume and quality of ore recovered, which may be below the expected levels. Lower market prices, increased mining cost, reduced recovery rates, or other factors may render proven and probable reserves shown here uneconomic to exploit and they may change during the life of the ore deposit. Therefore, the reserve data is not indicative of future operating results. *See "2. THE COMPANY - x) Main Assets Description – 5. Reserves".*

Principal inputs

GMEXICO's mining and railway operating processes require consuming important amounts of some energetic inputs such as diesel for the railway division and electric power for the mining division, which in general terms are not under GMEXICO's control for their generation and supply. GMEXICO, however, has been evaluating as a short-term project, its involvement in generating electrical power with the purpose of self-supplying of this important input. If the prices of these inputs continue with the rising trend as it has been observed in the last months, they might have a material impact on GMEXICO's operating results. *See "3 FINANCIAL INFORMATION – d) Management Comments and Análisis on GMEXICO's Operating Results and Financial Statements".*

GMEXICO shares granted as collaterals on loans.

Certain financial restrictions must be fulfilled during the term of the restructured credits, including the following:

- The Company net consolidated working capital, defined as current assets less current liabilities, must not be lower than US$$170 million in 2003, US$180 million in 2004, and US$190 million as of 2005.

- The interest coverage ratio, defined as earnings before interest, taxes, depreciation and amortization (EBITDA), less capital expenses (Capex) and programmed capitalized stripping, divided by interest programmed for the last twelve months, must not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 as of 2006.

- The debt coverage ratio defined as EBITDA less Capex and programmed capitalized stripping divided by programmed principal for the last twelve months, must not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 as of 2006.

- As of the quarter ended March 31, 2004, the total net debt capitalization index defined as total debt divided by net capitalization (excluding accounts receivable from Minera México), must not be less than 2.3, 2.6 in 2005 and 2.6 as of 2006.

- The Company and its subsidiaries must not incur any liabilities other than the authorized debt, which must not exceed US$30 million.

- The Company and its subsidiaries must not perform any transaction involving mergers, consolidations or business combinations other than the intercompany transactions derived from the restructuring process.

- All Mexican mining concessions, exploration, exploitation and other rights received, controlled or benefiting GMEXICO or any of its subsidiaries, must not be sold or transferred to any person other than those established in the Mexican Security Trust Agreement.

- Exports collected for each complete year must not be less than US$210 million for the period from April to August 2003, US$220 million from September to December 2003, and US$240 million as of 2004. At any given time, the aggregate percentage of total exports must not be less than 30%.

- The revenues generated by the Company or its subsidiaries cannot be utilized for any purpose other than its normal business transactions (excluding acquisitions or investment in new business or operating lines involving the exploitation or exploration activities included in its projections) and payment of its restructured debt.

- The Company and its subsidiaries must not make or permit any substantial change to their business lines during the established period.

In the event of noncompliance with payments, the aforementioned restrictions or any other agreement, the following measures will be implemented by the SEN Holders and Banks:

- In the case of noncompliance with debt or principal payments, and following a five day grace period, export collections will be automatically retained.

- In any other case, and following a 45 day grace period, export collections can be retained with the approval of more than 50% of SEN Holders.

- All restructured creditors can expedite all or part of the debt or file claims regarding shared collateral, with the approval of more than 50% of restructured creditors.

Furthermore, any of the following assumptions will give rise to prepayment. In each particular case, the GMM Financial Director will issue a certificate declaring that, following a painstaking review, the information utilized is accurate and fully known to him; such calculation must also contain the calculation basis.

- Whenever there is a free cash flow, i.e., when net quarterly working capital, after Capex, capitalized stripping, interest paid, amortization, taxes, employee statutory profit-sharing (PTU), and payments from increased metal prices, exceed established amounts. Such surplus amount will be distributed according to the Common Agreement, one part of which guarantees the GMM minimum liquidity. Similarly, 50% of the other part will be applied to Section A and 50% to Section B of the debt payment.

- When the prices of copper, zinc and silver exceed US$0.88 per pound, US$0.485 per pound, and US$5 per ounce, respectively, the GMM will pay an amount equal to 75% of the surplus cash flow generated by increased metal prices, which will be applied to the amortization of Section B, based on the respective calculations. In each case, the volume of each metal sold will be multiplied by the price surplus, and such amount credited to the free cash flow calculation, to prevent it from being considered twice.

- When the net surplus working capital of GMM exceeds US$240 million (and amount considered surplus to company requirements), and following performance of the aforementioned calculations, 100% of the surplus will be used to amortize Section B.

- When sales of non-strategic land not utilized for operating purposes exceed US$81 million, 100% of the surplus will be used to amortize Section B

Debt guarantees

In order to guarantee, under the terms of the Common Agreement, the timely and full payment of principal, interest and the general debt, and ensure compliance with all obligations of GMM and guarantors, a guarantee trust contract was executed by GMM, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, MMM, AMC, MM, Compañia de Terrenos e Inversiones de San Luis Potosí, S.A. and Mexci, as trustors, and GE Capital Bank, S.A. Institución de Banca Múltiple and GE Capital Grupo Financiero, as trustees.

The trustors transferred the fiduciary ownership of the goods described below to the trustee, as established in the contract.

1) The amount of $25, which will be deposited in a trust account.

2) Real property, sundry tangible goods and intangible goods, as established by the trust.

3) The shares representing the common stock of GMM and MM, held by MM and AMC, respectively, and exploitation concessions (pursuant to the Mining Law and the restrictions imposed by the Economy Department).

4) Any goods and additional shares transferred to the trust pursuant to Clause Seventh of the trust agreement.

5) Any securities or other instruments acquired with proceeds resulting from the sale of goods derived from an executory procedure, or the proceeds of losses resulting from such goods.

6) Any amounts kept in the trust account at any time.

7) Any other good that, for any reason or under any circumstance, can be transferred to the trust.

Under the terms of the Common Agreement and respective documentation, ownership is transferred free from liens and encumbrances.

Increase in GMEXICO's leverage level

As resulted by-the acquisition of 100% of the shares that represented the stock capital of Asarco, GMEXICO incurred on November 1999, an additional debt of approximately US$917 million and US$1,160 million of existing debt in Asarco. The new debt was reduced by US$492 million in January, 2000, by US$211 million in June 2000, and in July, 2000 by US$70 million, as a result of the selling of the specialty chemical and aggregated business segment, as well as the monetization of Asarco's option on GMEXICO's Shares in the amount of US$73 million, respectively. GMEXICO expects to be able to continue with its program to reduce its debt until it reaches an adequate leverage level through the selling of other assets corresponding to operations that are not part of its prioritary activities.

Under pressure due to low metals prices and the resulting drop in liquidity, the Company was forced to restructure its debt because of its failure to comply with the liquidity-debt ratio required by its debt agreements. The Company developed an integral strategy to ensure an improved debt profile, maintain and improve its operations at lower costs, create an environmental compliance and commitments program, while also establishing a new group structure. This strategy produced positive results in March and April 2003, with the culmination of the financial restructuring of its mining subsidiaries, Asarco Inc. ("Asarco") and Grupo Minero México, S.A. de C.V. ("GMM"). The successful conclusion of this financial restructuring process, which involved a number of institutional investors, U.S. banking institutions and agencies, has resulted in greater financial and operating flexibility and allows management to focus on increasing the productivity and profitability of the mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMEXICO now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The financial restructuring of Asarco was concluded and signed on March 31, 2003, as detailed below:

I. Debt restructuring through:

   a. Payment of the borrowings of US$449.1 million with a banking syndicate headed by J.P. Morgan-Chase.

   b. Payment of US$100 million in long-term bonds.

   c. Payment or restructuring of different borrowings with European and Japanese banks, for approximately US$68 million.

   d. Cancellation of debt financing granted to Asarco by Americas Mining Corporation ("AMC") for US$41.750 million.

   e. An agreement with the U.S. Justice Department under which the Company agreed to establish an environmental trust in return for the consent of the U.S. Justice Department regarding the transfer of Asarco's shares in Southern Peru Copper Corporation ("SPCC") to AMC.

The plan used to attain these objectives was achieved through the following:

1. The Company obtained approval from the U.S. Justice Department, as ratified by a U.S. Federal District Judge in Arizona, to permit Asarco to sell its shares in SPCC to AMC for US$765 million, of which US$500 million was paid in cash, and the remaining US$223.3 million was settled through two notes payable; one for US$100 million over eight years, guaranteed by GMEXICO, and the other for US$123.3 million, over seven years, without guarantee.

2. With the US$500 million that Asarco received in cash from the sale of shares of SPCC, together with US$46 million obtained from the recovery of environmental liability insurance, Asarco paid the revolving credit of US$449.1 million to the banking syndicate and the US$100 million derived from the

expiration of long term bonds.

3. In order to finance the payment of US$500 million, AMC obtained: (i) US$320 million in contributions to AMC from GMEXICO, generated by dividends and capital reimbursements from Grupo Ferroviario Mexicano, and (ii) a medium term credit of US$310 million from Banco Inbursa, S.A. (Inbursa), which was entered into on March 30, 2003, and guaranteed by the shares of SPCC.

The financial restructuring of GMM was signed on April 29, 2003, as detailed below:

II. The restructuring of notes payable by GMM for US$880.9 million to the holders of its subsidiaries' secured export notes, and to the banking syndicate headed by Bank of America. This restructuring process consisted of:

a. The modification of interest rates, guarantees and payment periods;

b. The contribution of fresh capital of US$110 million by GMEXICO and AMC to GMM, as support for the latter's mining operations, which was transferred on April 29, 2003; and

c. The release of funds that were generated by export sales retained as a guarantee by the holders of "Secured Export Notes", which are shown on the accompanying balance sheet under the heading of "Cash retained in collateral accounts".

Accordingly, together with the recent payment of credits of US$550 million payable by its subsidiary Asarco, GMEXICO concluded its financial restructuring. Furthermore, additional collateral accounts retained by the bank agent were released to GMM. The next amortization of Asarco expires in April 2013. Notwithstanding, based on this restructuring process, GMM now has a more advantageous debt structure based on its financial capacities and current metal prices. *See "3. FINANCIAL INFORMATION – d). Management Comments and Análisis on GMEXICO's Operating Results and Financial Statements".*

Interest rate risk

GMEXICO's exposure to interest rate risks is related firstly to its liabilities. GMEXICO's policy consists of managing its interest rate risk through a combination of fixed and variable rates. At present, all its liabilities are expressed in dollars which exposes GMEXICO to risks associated with modifications on the exchange rates. Currently, two-thirds of its liabilities are based on fixed rates, while the remaining balance is based on variable rates. *See "3. FINANCIAL INFORMATION – d) Management Comments and Análisis on GMEXICO's Operating Results and Financial Statements".*

Railroad division

The railroad business is subject to numerous risks, including industrial accidents, labor disputes, changes in environmental regulations, weather and other natural phenomena such as earthquakes. Any of these may result in damage or destruction of the railroad tracks, locomotives and cars, injury or death of employees, environmental damage and delays and monetary losses. GMEXICO maintains insurance providing coverage as is usual in the railroad industry in Mexico, for amounts that GMEXICO considers appropriate and in compliance with the laws governing the railroads and with the railroad concessions.

Privatization of the Mexican railroads.

In order to modernize the Mexican railroad system, the Federal Government decided in 1994 to restructure and privatize the national railroad system that up to then had been operated by *Ferrocarriles Nacionales de México*. (FNM). To this end, in 1995 article 28 of the Mexican Constitution was amended to allow for private investment in the Mexican railroads. Once this constitutional amendment was approved, the Regulatory Law of the Railroad Service (herein after the "Railroad Law") was promulgated to provide a legal framework for the railroad industry. In September 1996, the Regulations of the Railroad Service (the "Regulations") were published. The Regulations govern in detail the various operating aspects set forth in the Railroad Law. In July 1995, the Mexican Interministerial Divestiture Commission approved the plan to restructure the railroad system, as described below, and the Ministry of Communications and Transportation was vested with the authority to administer and enforce the Railroad Law and its Regulations. The privatization plan contemplated the restructuring of the existing system by breaking it up it into three business units, one for each of the concessions for the three trunk lines and short lines into which the system is divided, the concessions to be awarded to winning bidders by public competitive bidding. The business units comprised three trunk lines, several short lines and their branch lines which provided service to the main corridors in the country, that is, the Northern Pacific Railroad Line (Ferrocarril Pacífico Norte), the Northeastern Railroad Line (Ferrocarril del Noreste) and the Southeastern Railroad Line (Ferrocarril del Sureste) as well as the Ojinaga Topolobampo Short Line, also known as the Chihuahua-Pacífico Line, and the Railroad line and Terminal of the Valley of Mexico, this last business unit holding title to the concession of the Mexico City Terminal. The assets and concessions of each business unit were transferred to the new railroad companies. As a result of the above mentioned divestiture process since the date the railroad lines were offered for public bidding, there is no official financial or operating information available with which to compare present and future operating results, and therefore, the financial information and operating statistical data cannot be compared to information existing prior to February 18, 1998. *See "2. THE COMPANY – v) Applicable Legislation and Tax Environment".*

d) Other Securities Registered with the RNV

GMEXICO has registered with the RNVI, the following securities:

1. In the Securities Section, Section "A", its series "B" shares, representing the entirety of its capital stock which are quoted in the BMV under the trade symbol of GMEXICO.

2. In the Securities Section, Special Section, Secured Export Notes up to US$600 million, placed by GMM on September 26, 1995.

3. In the Securities Section, Special Section, Guaranteed Senior Notes up to US$500 million, placed by GMM on March 31, 1998.

As of the date of this report and since its registration before the RNV, GMEXICO has presented to the BMV and the CNBV, in the most complete and timely manner, quarterly information and reports on relevant events pursuant to the forms set forth by such entities.

e) Significant Changes to the Rights of Securities Registered with the Register

Does not apply since GMEXICO securities registered before the RNV continue with the same corporate rights.

2 THE COMPANY

a) Historical Background and Development of the Issuer

Grupo Mexico, S. A. de C.V., is a Mexican holding company, its main office is located at Baja California 200, Col. Roma Sur, C.P. 06760, Cuauhtemoc, Mexico City, Federal District, and its telephone numbers are the following: (52) 5564-7066 and (52) 5264-0036

GMEXICO is a holding company and all of its operations are performed through two subsidiaries where mining and railway operations are grouped as follows: Americas Mining Corporation (AMC) is a subholding company which groups mining operations in Mexico, the United States and Peru, and Infraestructura y Transportes Mexico, S.A. de C.V. (ITM), is a subholding company that groups our activities in the railroad sector, through GFM which operates the largest railroad system in the national territory.

The origins of GMEXICO can be traced to the early 1900s when the American Smelting and Refining Company, which later changed its name to Asarco Incorporated, expanded its mining operations into Mexico and developed the Santa Eulalia mine and the Chihuahua smelter through a wholly-owned subsidiary, Compañia Minera Asarco, S.A. In 1965, following a change in the Mexican law imposing restrictions on foreign ownership of mining companies, Compañía Minera Asarco, S.A., was reorganized, and several Mexican investors acquired a majority ownership of the stockholders equity of the company. In 1974, as a result of further restrictions on foreign ownership of mining companies in Mexico, Asarco sold part of its ownership in Compañía Minera Asarco, S.A., and reduced its interest to 34%, and the company changed its name to Industrial Minera Mexico, S.A. ("IMMSA"). In 1978, Mexico Desarrollo Industrial Minero, S.A. de C.V. (Medimsa), was incorporated. This company is controlled by the Larrea family. That same year Medimsa took control of IMMSA. Subsequently, Asarco exchanged its ownership interest in IMMSA for shares representing Medimsa stockholders equity (38%). Soon after, Grupo Industrial Minera Mexico, S.A. de C.V. (GIMMEX), in which the Larrea family had a majority interest, was formed as a holding company for Medimsa. In 1994, as part of a reorganization of the structure of the group, GMEXICO was incorporated which, through an exchange of shares became Medimsa's holding company. Later, Medimsa merged with GIMMEX, Medimsa remaining as the merging company. In this reorganization operation Asarco exchanged its ownership interest in Medimsa for a 26.0% interest in GMEXICO, while Medimsa majority interest holders also exchanged their interest in the latter for the corresponding number of GMEXICO shares. In October 1997, Medimsa change its name to Grupo Minero Mexico, S.A. de C.V. (GMM). During 2000 the group carried out a new corporate reorganization with the following principal objectives: (i) internationalize its mining division; (ii) create a corporate structure that allow it to perform the projects of said division; (iii) separate the railroad business; and (iv) engage the mining division in new projects and allowed for the acquisition and merge of foreign mining companies by means of a foreign company, without losing the tax consolidation in Mexico. As part of the reorganization a company called Nueva G. Mexico, S.A. de C.V. (GMEXICO at present), which, after exchanging shares of equal characteristics with the former Grupo Mexico, S.A. de C.V. (Minera Mexico, S.A. de C.V., today), became the holding company of the group and changed its name to Grupo Mexico, S.A. de C.V.

In 1997, as a result of the disincorporation of the railroad system in the country, GMEXICO acquired through a public bid all the shares representing Ferrocarril Pacífico Norte, S.A. de C.V. (currently Ferrocarril Mexicano, S.A. de C.V), capital stock, holder of the concessions to operate the North-Pacific and Ojinaga-Topolobampo railways. To that effect, the group formed a company called Grupo Ferroviario Mexicano (GFM), a company in which GMEXICO has an indirect interest in its stock capital, by means of its subsidiary ITM, holder of 74% of GFM stock capital, and Union Pacific, through its subsidiary Mexican Pacific, LLC., holds the remaining 26% of GFM shares.

In September 1999, the former Grupo Mexico, S.A. de C.V., through Asmex Corp., its wholly owned North American subsidiary, conducted a public purchase offer in the United States for 100% of Asarco's common shares at a price of US$29.75 per share. This process concluded with the signing of a merging agreement by and between Asmex Corp. and Asarco, which occurred on November 17, 1999. GMEXICO culminated, in this manner, the purchasing of Asarco and incorporated it as a subsidiary and has consolidated since that date Asarco's results.

GMEXICO main subsidiaries are described below:

Name	Place of Incorporation	Interest %
Americas Mining Corporation (AMC)	U.S.A.	100.0
Minera Mexico, S.A. de C.V. (MM)	Mexico	99.81
Asarco Incorporated (Asarco) & Subsidiaries	U.S.A.	100.0
Southern Peru Copper Corporation	Perú	54.2
Grupo Minero Mexico Internacional, S.A. de C.V. (GMMI)	Mexico	99.9978
Infraestructura y Transportes Mexico, S.A. de C.V. (ITM)	Mexico	99.9978
Grupo Ferroviario Mexicano, S.A. de C.V. (GFM) & Subsidiaries	Mexico	74.0

GMEXICO Corporate Reorganization

During the last quarter of the year 2000, GMEXICO carried out its corporate reorganization following the steps and for the purposes described below:

As a part of this restructuring, on September 2, 1999 Nueva G.Mexico, S.A. de C.V. was incorporated, which, after exchanging shares of identical characteristics with GMEXICO, remained as the Group's controlling company and as of December 1, 2000 changed its name from Nueva G.Mexico, S.A. de C.V. to Grupo Mexico, S.A. de C.V. In turn, the former Grupo Mexico, S.A. de C.V. changed its name to Minera Mexico, S.A. de C.V. and remained as the subcontrolling company of the mining division in Mexico after the restructuring.

Because of Asarco's financial restructure that was concluded in March 2003, and to have obtained the approval of the Department of Justice, sanctioned by a Federal Judge of District of the United States, in Arizona, so that Asarco could sell to the holding company of Asarco, AMC, the shares that Asarco hold in Southern Peru Copper Corporation ("SPCC"), for a price of US$765 million, of which US$500 million were paid in cash and US$223.3 millions will be covered in two differed payments, one for US$100 million in 8 years, guaranteed by GMEXICO and another unsecured payment for US$123.3 millions in 7 years.

As a result of the aforesaid, when this restructuring was concluded, GMEXICO's corporate structure was integrated as follows:

ORGANIZATION STRUCTURE

MARCH 2003


GRUPO MÉXICO, S. A. DE C. V.
AMERICAS MINING CORPORATION 60.3770%
GRUPO MINERO MEXICO INTERNACIONAL, S. A. DE C. V.
INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S. A. DE C. V. 99.998%
SOUTHERN PERU COPPER Corporation 54.2%
39.623
** CONTROLADORA MINERA MÉXICO, S. A. DE C. V. 100%
* GRUPO FERROVIARIO MEXICANO, S. A. DE C. V. 74%
INTERMODAL MÉXICO, S. A. DE C. V. 99.83%
ASARCO INC. 100%
MINERA MÉXICO, S. A. DE C. V. 99.8089%
FERROCARRIL MEXICANO, S. A. DE C. V. 100.0%
LÍNEAS FERROVIARIAS DE MÉXICO, S. A. DE C. V. 99.96%
AMERICAS SALES COMPANY, INC. 100%
GFM SERVICIOS ADMINISTRATIVOS, S. A. DE C. V. 100.0%
TEXAS PACIFICO GP, LLC (DELAWARE LLC) 100.0%
EXPLORACIONES MINERAS DEL PERÚ 90.0%
GRUPO MINERO MÉXICO, S. A. DE C. V. 98.9098%
AMERICAS MINING DE MÉXICO, S. A. DE C. V. 99.90%
TEXAS PACIFICO TRANSPORTATION LTD (TEXAS LP) 99.0%
MEXICANA DE COBRE, S. A. DE C. V. 94.5899%
CÍA. HOTELERA LA CARIDAD 50.90%
MINERA PILARES 51.00%
CIA. DE TERRENOS 0.7143%
SERVICIOS DE APOYO ADMINISTRATIVO, S. A. DE C. V. 100.0%
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. 98.1246%
CÍA. DE TERRENOS E INVERSIONES DE SAN LUIS POTOSÍ 99.2857%
MINERALES Y MINAS MEXICANAS, S. A. DE C. V. 66.737%
MINERA MÉXICO INTERNACIONAL INC. 100.0%
MEXICANA DE CANANEA, S. A. DE C. V. 98.492%
PROYECCIONES URBANÍSTICAS 100.0%
MINERA CUMOBABI, S. A. DE C. V. 100.0%
HOSPITAL DEL RONQUILLO 100.0%
WESTERN COPPER SUPPLIES 100.0%
MINERALES METÁLICOS DEL NORTE, S. A. 100.0%
INDUSTRIAL MINERA MÉXICO 1.8733%
MEXICANA DE COBRE 1.8376%
MÉXICO COMPAÑÍA INMOBILIARIA, S. A. DE C. V. 100.0%
MEXICANA DEL ARCO, S. A. DE C. V. 100.0%
MINERALES Y MINAS MEXICANAS, S. A. DE C. V. 33.263%
* UNION PACIFIC 26%
** CONTROLADORA MINERA MÉXICO OWNS 39.623% EN AMERICAS MINING

Mining Division

Principal Mining Operating Subsidiaries

Mexicana de Cobre, S.A. de C.V. was incorporated in 1968 and obtained a licence granted by the Mexican Federal Government to explore La Caridad mine. Exploitation of the mine started in 1979, being Mexcobre under the joint control of Nafin, the Comisión de Fomento Minero (Commission of Mining Support) a descentralized government agency, and Fidenome, a company owned by a group of Mexican investors, including members of the Larrea family. By 1988, primarily as a result of cost overruns associated with a new smelter and construction delays, Mexcobre was unable to meet its financial obligations. In 1988 Fidenome transferred Mexcobre shares to a trust in preparation for the financial reorganization and subsequent sale of Mexcobre by the Mexican Government to the private sector. In November 1988, Medimsa acquired 91% of Mexcobre shares through a public auction at a purchase price of approximately US$680 million. The remaining 9% continued to be held by minority stockholders of Fidenome and Mexcobre.

Mexicana de Cananea, S.A. de C.V. is the owner of the Cananea mine, which is the oldest continuously operated copper mine in North America, with operations tracing back to 1899. The mine was acquired by the Anaconda Company in 1917 and mined exclusively for underground metals until the early 1940s when the first open pit was developed. Anaconda sold 51% of the Compañía Minera de Cananea, S.A. (Cominca) to Nafin in 1971 and transferred its remaining interest to Nafin in 1982. Two attemps to sell the company in 1988 failed, and a strike in 1989 precipitated Cominca's bankrupcy proceedings. In 1990 through a public auction procedure, Mexcobre acquired from the receivership 100% of the assets at approximately US$475 millions.

Industrial Minera México, S.A. de C.V. / Minerales Metálicos del Norte, S.A. are GMEXICO's companies that have been operating mines the longest. IMMSA and MIMENOSA mining operations consist of seven underground mines located in central and northern Mexico, where zinc, copper, lead, silver and gold are produced, including the San Martin mine which is the largest underground mine in Mexico and Las Charcas, which is this country's largest producer of zinc. IMMSA also operates an electrolytical zinc refinery and a copper smelter both located in the State of San Luis Potosí, as well as coal mines and a coke plant to provide a portion of the energy requirements of its processing plants located in the State of Coahuila.

Asarco Incorporated, Asarco's operations located in the United States include the Mission and Ray mines in Arizona and a 75% interest in the copper mine in Silver Bell, Arizona, a copper smelter in Hayden, Arizona; a copper smelter in El Paso, Texas; a copper refinery in Amarillo, Texas; and a lead smelter in East Helena, Montana. The El Paso smelter operations began a three-year suspension in February 1999 and on February 2, 2001 Asarco announced its plans to indefinitely discontinue operations at the lead smelter in East Helena, Montana USA, due to the impossibility of obtaining ore in proper amounts in order to carry out continuous economical operations at the smelter. Asarco also holds 49.9% of MRI, a molybdenum mine and a copper mine in Butte, Montana, witch Asarco decided suspend to indefinitely discontinue operations due to energy prices increase and maintain in this status until economical situation improved.

SPCC operations include the Toquepala and Cuajone mines, the Toquepala SX-EW extraction plant, a smelter, a copper and precious metals refinery in Ilo, located in southern Peru. SPCC stocks are listed on the New York Stock Exchange market and its quotation code is PCU and in the Bolsa de Lima, where its quotation code is PCUCI.

Principal Railroad Operators

In order to modernize the Mexican railroad system, foster economic growth and contribute to social development, the Mexican Government decided, in 1994, to restructure and privatize the system which until then had been operated by *Ferrocarriles Nacionales de Mexico.*

The privatization plan contemplated restructuring the existing system into five business units, one for each concession to be awarded to private investors by public competitive bidding. The business units were comprised of three trunk lines, various short and branch lines in operation, servicing the main corridors in the country. Operation of these units was entrusted to the following railroad companies that were established for this purpose by the Federal Government: Ferrocarril Pacífico Norte, S.A. de C.V., Ferrocarril del Noreste, S.A. de C.V.; Ferrocarril del Sureste,

82-4582

S.A. de C.V., Ferrocarril de Línea Corta Ojinaga-Topolobampo, also known as Línea Corta Chihuahua Pacífico, and Ferrocarril y Terminal de Valle de Mexico, S.A. de C.V. (FTVM). The assets and concessions of each business unit were transferred to the companies that were incorporated as state controlled companies. In addition to the three main trunk lines, the Mexican railroad system also included various short lines and the respective rights of way plus other assets. The bidding terms for the concessions established that the winning bidder of each of the three trunk lines would acquire also 25% of the FTVM shares and the Federal Government would continue holding a 25% interest during the effective term of all concessions and any of their extensions.

In April 1997, GMEXICO, Mexican Pacific LLC, a subsidiary of Union Pacific Corporation, a Utah corporation of the United States of America, whose stock are listed on the NYSE, and ICA, the largest construction company in Mexico, established a consortium in order to take part in the bidding process to acquire Ferrocarril Pacífico Norte, S.A. de C.V. ("FPN"), the state-owned company established to hold title to the concession over the Pacífico Norte trunk line and its associated assets. GMEXICO's share in the investment was 74%, Union Pacific and ICA each contributing 13%, contribution made to capitalize GFM, a Mexican company that had been previously incorporated to take part in the bidding process to acquire the FPN stock. In June 1997, GFM submitted its offer to acquire 100% of the stock of FPN, and also the rights over the concession to operate the Ojinaga-Topolobampo short line. In the course of that same month, the Interministerial Divestiture Commission awarded the concessions to GFM. On August 18, 1997, GFM executed two stock purchase and sale agreements with the Federal Government and FNM to acquire all the stock of FNP and to acquire from FNM all the assets, property and rights required to provide the services as contemplated in the concession title. The acquisition price of the shares was $3,940.9 million.

The Texas-Pacifico railroad line (TECPAC) has a very strategic importance in connecting Ferromex, Chihuahua-Pacifico line, with Forth Worth, Texas, and with all the United States railroad networks. TECPAC started work to repair the service line so as to start operations by the third quarter of 2003.

Intermodal Mexico, S. A. de C. V., was formed in July 2001 with the purpose of developing cargo transportation services by various means of transportation. The company started its operations in November of 2001. In 2002, Intermodal developed successfully in Guadalajara the program of containers for import and export, mainly in the automotive and auto parts sectors. Likewise, it started operations in Monterrey to support the railroad corridor Altamira-Monterrey and various operations in Torreon, Culiacan, and Mexicali. The information systems advanced in 2002 with the purpose of increasing and consolidating operations in 2003.

b) Business Description

i) Main Activity

GMEXICO is Mexico's leading mining company in copper production and the third most significant in the world. Since February 1998 GMEXICO has been operating the most extensive railway in the country. Its consolidated net sales in 2002 accounted for $24,814.0 million in constant pesos and its total assets were in the amount of $85,986.7 million as of December 31, 2002. Its main business line is mining, which includes processing copper, zinc, silver, gold, lead and molybdenum.

Of GMEXICO'S Mining Division consolidated net sales in 2002, 76.6% was from the sales of copper rod, copper cathodes, and copper blister, 5.7% from sales of zinc, 6.7% from sales of silver and the balance from sales of gold, lead, and other metals and by-products and from metal trading activities. In 2002, GMEXICO sold 903,027 metric tons of copper, 131,006 metric tons of zinc, 878 metric tons of silver, 2,865 kilograms of gold, 11,695 tons of molybdenum, and 26,322 metric tons of lead. Export sales represented 60% of GMEXICO net sales in 2002, and, substantially all of GMEXICO's revenues are derived from the sale of its metals in transactions expressed in United States dollars. GMEXICO is among the lowest-cost copper producer in the world and has substantial ore reserves.

Until November 1999, all the mining and metallurgic operations of GMEXICO, as well as its extensive exploration activities were located in Mexico. Since the acquisition of Asarco, these activities have expanded to the United States and Peru. The combined operations of GMEXICO have integrated a first level international mining group that has a worldwide standing as the third copper and silver producer and the fifth producer of zinc and molybdenum. GMEXICO also has important low-cost ore reserves, expanding its average life and achieving a greater flexibility in the rationalization of its operations as well as developing its additional production capacity.

With reference to the railroad division, consolidation revenues of $5,892.5 million were obtained for services in 2002, which represented 23.7% of the total net sales.

Strategy

GMEXICO seeks to maximize its profitability and to strengthen its position as the major global mining company through improved productivity of its operations, increased vertical integration of its mining and processing facilities; diversification and expansion of its markets; and investments in strategic acquisitions. Maintaining its strategy through the current decline in copper prices that began in 1997 has permitted GMEXICO to continue to be considered as one of the lowest-cost copper producers in the market, as well as the most efficient railroad operator in Mexico. Key elements of this strategy include the following:

1 Improved productivity of mining operations

GMEXICO seeks to further reduce its costs of production through:

Updating of mining and processing facilities, since 1992 GMEXICO has invested more than $13,721.1 million in capital projects designed to update GMEXICO's facilities in Mexico, increasing its productivity and improving the quality of its metallic products. These investments include upgrading stripping equipment at the Cananea mine, upgradinng and expanding the concentrator and smelter at La Caridad and constructing state-of-the-art copper and precious metals refineries as well as a copper rod plant at La Caridad, which permitted GMEXICO to close the Cananea smelter at the end of 1998 without reducing the volume of copper produced. In addition, GMEXICO has developed modern SX-EW facilities at both La Caridad and Cananea, enabling GMEXICO to use leachable ore that otherwise would be wasted and to reduce significantly its average costs of copper production. GMEXICO's SX-EW facilities, as well as its zinc refinery at San Luis Potosi, have received ISO 9002 certification from the International Standards Organization. GMEXICO has also invested in advanced information technology to improve production process monitoring and in communication equipment to link its operations. At the Immsa Unit, GMEXICO plans to build a new zinc refinery in order to refine all of its production of zinc concentrates and to update its underground mines. At the Cananea Unit, GMEXICO plans to expand its SX-EW processing capacity in order to increase value added and reduce unit costs. With respect to the projected investment in Asarco, the most important investment is located at SPCC, at which it is planned to update the smelting process with the purpose of increasing its production capacity and at the same time comply with Peruvian environmental requirements, and to expand its Toquepala mining unit.

Improved labor productivity and further workforce reductions. GMEXICO seeks to continue improving labor productivity through incentive systems, worker training and the introduction of new technology. GMEXICO has worked jointly with labor union representatives to implement productivity incentives and streamline work rules, in order to increase its production without increasing its workforce.

Improved operating efficiency through lower consumption of energy, water and supplies In recent years, GMEXICO has attained significant operating abilities in its mining units and metallurgical plants through new technology that permits lower energy, water and supply consumption. GMEXICO built a natural-gas pipeline, which started operations in May 1999, to provide Mexcobre La Caridad complex with a cleaner and cheaper source of energy. In addition, GMEXICO has installed "expert" computer monitoring systems that improve productivity by coordinating inflows and optimizing the use of energy, water, and spare parts. GMEXICO will continue to seek ways of improving its operating efficiency, particularly by exploring different alternatives to produce or acquire energy at a lower cost.

2 Vertical integration among operating units and increased sales of refined metals.

As part of its vertical integration strategy, GMEXICO has expanded the capacity of Mexcobre's low-cost smelter from 180,000 to 360,000 metric tons of copper per year in order to consolidate GMEXICO's copper processing capacity at La Caridad. In addition, GMEXICO built a new copper refinery at La Caridad, which is operating at a capacity of 300,000 metric tons per year, and a copper rod plant. Likewise, GMEXICO constructed a precious metals refinery as part of the same complex. These facilities have permitted GMEXICO to sell predominantly refined products and to realize additional margins associated with sales of high grade refined metals. GMEXICO will continue to seek opportunities for vertical integration in copper, zinc, gold, silver and coal.

3 *Diversification of markets and expansion of customer base.*

GMEXICO seeks to remain Mexico's leading supplier of copper and zinc, while strengthening its market share in the United States, Europe, and Asia. In addition, GMEXICO seeks to expand its customer base by increasing its sales of high quality refined metals to end-users and providing specialized products and services to its customers. Notwithstanding the inherent risk in diversification and the current downward trend in copper prices, GMEXICO considers it is well situated to continue to expand its sales of the highest quality refined metals to a geographically diverse customer base.

4 *Strategic Acquisitions*

GMEXICO has capitalized its growth opportunities through strategic acquisitions. Low prices for copper and other metals made it possible to make the acquisition of Asarco. GMEXICO was able to be ranked in the third position among copper producers in the world, only behind Codelco Inc., and Phelps Dodge Corporation, mining companies of Chile and the United States of America, respectively. GMEXICO may consider acquiring other businesses engaged in the extraction or processing of nonferrous metals, particularly in Latin America.

5 *Improved productivity in railroad operations.*

GMEXICO started its railroad line operations in February 1998 and its main objective in this area has been to improve the efficiency of the service in order to position itself as one of the most competitive railroad lines worldwide. As part of this process, Ferromex entered into new collective labor agreements based on productivity and modernization criteria.

Ferromex started operating in February 1998 and during its first five years in operation it has increased the volume of freight carried on the railroad line by 45%, from 19.041 net billion tons-km in 1998 to 27,568 net billion tons-km in 2002; the agricultural market showing the greatest dynamism, followed by international carriage of goods, registering an increase in traffic in particular in the border towns of Piedras Negras, Ciudad Juárez and Nogales.

Moreover, during the first five years in operation the company has invested approx. US$538.9 million, mainly for track rebuilding, shop and station improvement, yard expansions, purchase of operating and management software systems and the acquisition of 50 new 4,400 HP General Electric locomotives, in order to renew the locomotive stock.

ii) Distribution channels.

Mining Division

As one of Mexico's leading exporters, GMEXICO undertakes significant marketing efforts in order to increase its international customer base. GMEXICO coordinates its global marketing through its Mexico City and Phoenix Az. sales offices. In 2002 GMEXICO's export sales represented 76.3% of the mining division net sales.

Its main copper consumers are in the construction sector, in the manufacturing of electrical and electronic products and to a lesser extent, machinery and industrial equipment, end-users, and in the transportation sector. In attempt to take advantage of the market demand of more elaborated metals GMEXICO decided to convert an important amount of cathode production to semi-manufactured rods, copper slabs, therefore, 318.8 thousands tons were assigned to that purpose. GMEXICO sells copper anodes and copper blisters to copper refineries, and copper cathodes, rods and copper slabs to industrial consumers. The majority of GMEXICO's copper sales are executed through one year contracts.

The following table shows an analysis by geographic segment of GMEXICO's sales in the years 2000, 2001, and 202

Sales in millions of constant pesos as of December 31, 2002

	2000	2001	2002
United States	$ 22,771.9	$ 16,001.8	$ 9,999.0
Mexico	11,211.4	9,858.3	10,443.9
Belgium	931.0	851.5	420.4
Great Britain	1,008.6	805.1	472.4
Japan	853.5	679.7	769.9
Italy	465.5	518.4	711.1
Switzerland	232.8	371.9	759.5
Peru	387.9	266.1	319.7
Other countries	931.1	879.1	918.1
Total sales and services	$ 38,793.7	$ 30,231.8	$ 24,814.0

Zinc is primarily used to make galvanized metal products, alloys, brass products, zinc oxide and rolled zinc and for other industrial uses. GMEXICO sells three grades of refined zinc, two of which are registered on the LME, to industrial users, principally to steel mills, and it sells zinc concentrates to other zinc refineries. Refined zinc is sold under one year contracts to United States customers, one month contracts to Mexican customers as well as on a spot sales basis.

The principal uses for silver are in the photography industry, electrical and electronic products, silverware, jewelry and to a lesser extent, welding alloys and miscellaneous uses. GMEXICO sells silver to metal traders on a spot basis, as well as to industrial users under long-term contracts. ,

Railroad Division

The market strategy followed by Ferromex is oriented to serve the Mexican freight market. During 2002, which was the fifth year Ferrocarril Mexicano has been in operation, the volume of freight carried totaled 35.7 million tons, or 27.6 net thousand million tons-km. Loaded cars totaled 549 thousand vs. 484 thousand for the previous year, that is, a 13.4% increase. There were significant increases in net million tons-km in the agriculture, mineral, cement and intermodal segments, registering increases of 25.2%, 38.0%, 17.7% and 17.0% respectively. These improved results were due to the better exploitation and recovery of the market, the incorporation of new clients and routes (corridors).

iii) Patents, Licenses, Trademarks and other Agreements.

GMEXICO, through its subsidiaries, has a number of trademarks in Mexico and abroad, registered basically in international classes 1, 6 and 14 which cover chemical products, common metals, and precious metals, respectively. In the same manner, GMEXICO, through Immsa, Asarco and other subsidiaries, has a number of registrations in Mexico, the United States of America, Peru and in other parts of the world, of patents and inventions with respect to different mining processes. In the railroad division GMEXICO has registered trademarks, primarily in the international classes 39 and 35, corresponding to the identification of the railroad lines it operates and to the services it renders. Trademarks give GMEXICO and its subsidiaries the opportunity to sell products with higher value added and better recognized in the metals markets with regard to their purity.

iv) **Principal Customers.**

Mining Division

GMM, Asarco and SPCC trade refined and unrefined products among which are the following:

Metallic copper: Products under this group are copper cathode, copper rods, copper cake, and copper blister, representing 76.6% of the mining segment revenues. Of the total metallic copper sold in 2002, 16.6% corresponded to domestic sales, with GMI Mexico and Conductores Monterrey as the principal customers. GMEXICO's export sales through GMM, Asarco and SPCC include Essex Group, Gerald Cable, Olin Corporation, Cerro Wire & Cable, Mitsui, Glencore LTD, Superior Telecom and Southwire PMX Industries as principal customers.

Zinc: This product represented 5.7% of the mining segment revenues. The export sales of refined zinc in 2002 represented 50.5% and the principal customers from refined zinc were Pechiney WT, and Latin American M. and for zinc concentrates Union Miniere and Glencore LTD. With regard to domestic sales, they were concentrated basically on Aluminio y Zinc Industrial, S.A., Grupo Nacobre and Industrias Monterrey, S.A.

Lead: In 2002, the principal customer was Peñoles in Mexico. The revenues under this item represented 0.6% of the mining segment, 97.9% of which were domestic sales.

Silver: In 2002 the principal customers were PB Financial Services, Sovereing Bank and AIG Internasional for export sales and in domestic sales, Internacional de Metales Preciosos and Eastman Kodak de Mexico, S.A. de C.V. In 2002 35.4% of sales corresponded to domestic market.

Railroad Division

Ferromex provides freight carriage services to the following market segments:

Agriculture: The majority of the goods carried in this segment (81%) are basic grains such as corn, sorghum, beans, soybeans and wheat, as well as oleaginous seeds, oils, fodder and protein pastes used in the production of other products. Agricultural products are the largest business segment of Ferromex in terms of income, representing 29.5% of total income. Service is provided to the poultry, cattle, pig and dairy industry, as well as to markets such as the olive oil and starch producers, balanced food producers, wheat and corn mills. Eighty percent of the grains producing regions are located within Ferromex territory, and these include the corn and wheat crops in the Northeast, the yellow corn-producing region in Chihuahua, and corn, wheat and sorghum crops in Jalisco and el Bajío region. Some of its major clients are Cargill de México, PROAN, Grupo ADM, Aceites, Grasas y Derivados, Almidones Mexicanos and Maseca. These clients generated approximately 37 % of income from this segment during 2002.

Minerals: The products carried include coal, coke, iron ore, dolomite, copper ore, lead, silica, sand and limestone, and other inorganic products. Mineral products are the segment second in importance for Ferromex as regards income, representing approximately 13.7% of total sales. Domestic unit-trains carry approximately 80% of the mineral railroad traffic, and Ferromex management calculates that Ferromex carries approximately two thirds of this traffic in Mexico, including, to give an example, transporting the iron ores produced in the Colima mines and surrounding areas to the steel mills in Puebla and Monterrey. Among the most important clients are Hojalata y Lámina, S.A. de C.V. (HYLSA), Vitro Corporativo, AHMSA, several thermoelectric power plants that operate on coal and GMM. Carriage of iron ore showed uniform recovery in the course of 2002 due to the increase in steel production by HYLSA and AHMSA that resulted from an increase in the price of steel products. The four major clients for this segment contribute 78.0%. of income from this segment as recorded at December 31, 2002.

Industrial: The products carried for this segment include beer, refined sugar, cans and bottles, military implements, electric household appliances and electrical equipment, machinery, wood products, paper products, including scrap and waste products. The industrial segment ranks third in Ferromex's income, representing 12.0% of the total in 2002. The freight in this segment is both domestic and for export, mainly of beer, which represents 36% of the traffic in this segment. The main clients are Barton Beer and Gambrinos (Cervecería Modelo), SEDENA, Grupo FEMSA, Kimberly Clark, Mabe, Promesa, Grupo Copamex and Grupo Durango. Traffic for this segment tends to be more seasonal than for other segments, given the importance of beer freight (mainly for export) in the summer and household appliances for the Christmas season. Ferromex intends to increase beer freight volumes through the border towns of Piedras Negras and Ciudad Juárez and thus compete more efficiently with Nuevo Laredo, the entry port to the US that handles the greatest import and export traffic volumes with Mexico, which is served by TFM. In the other cases, except for beer, traffic depends on rates per ton-km, which tend to be higher than for other products. The seven clients contributing greater volumes in this segment represented 50.0% of income for the segment at December 31, 2002.

Cement Ferromex serves the major national producers in this segment for both bulk and sack freight, in both the cement and clinker markets. The main clients are Cemex México, S.A. de C.V., Cementos Apasco and Cementos Chihuahua, with whom long term contracts have been negotiated contemplating rate increases in Mexican pesos. These three clients represent 98.5% of the whole segment, and 9.1% in income and 8.8% in tons/Km of the aggregate income of the Company.

Petroleum derivatives The products transported are fuel oil, petroleum coke, diesel, gasoline, and LPG. Among the main clients are: the Federal Power Commission *(Comisión Federal de Electricidad, CFE)*, Cementos Mexicanos, S.A. de C.V. (coke), Petróleos Mexicanos and AHMSA (coke). The Company enters into annual agreements in Mexican pesos with these clients, and they represent 91.5% of income from the segment and contribute 5.3% of total income for the Company.

Intermodal Main products carried in this segment are: autoparts, electronic products, toys, textiles, and household appliances, among others. From among the major clients, the following stand out: Línea Marítima Mexicana (CP Ships), American President Lines (APL), Maersk Sealand, Pacer Stacktrain, Honda, etc. Ferromex is making investments to develop this segment in: intermodal ramps with loading equipment, customs enclosures, container trailer platforms, container storage yards, data processing systems, cargo containers and trailers, as well as special rail platform cars. Ferromex provides integral intermodal services such as door-to-door service, which includes terminal to door and door to terminal haulage. Ferromex serves the ports of Manzanillo, Mazatlán, Topolobampo, Guaymas and Altamira, as well as the intermodal terminals of Pantaco, Guadalajara, Monterrey, Aguascalientes, Torreón, Chihuahua, Hermosillo and Culiacán, among others. Maritime traffic generates more than 60% of the intermodal traffic. At present the intermodal segment represents 8.1% of Ferromex income, however as terminals are added and the infrastructure further developed, this segment will become the one with the greatest growth potential.

Metals The main products shipped in this segment are steel plate and rolled steel sheet, steel wire and scrap iron. The main clients are Siderúrgica Guadalajara, S.A. de C.V. De Acero, S.A. de C.V., Grupo México, Altos Hornos de México and SICARTSA. These five clients contributed 52% of the income from this segment as recorded at December 31, 2002.

Chemicals The main products carried in this segment are sulfuric acid, chlorine, terephtalic acid and salt for industrial use. In 2002 this segment represented 6.6% of income and 6.0% of tons-km of Ferromex's total. The main clients are Grupo México, Dupont, Peñoles, Celanese, Solvay, Fibras Químicas, and Mexichem, these companies accounting for 51.5% of the total recorded for this segment.

Automobile

The shipped products comprise wholly assembled vehicles, autoparts and automobile assemblies. The main clients are Ford Motor Co., S.A. de C.V. ("Ford"), General Motors de México, S.A. de C.V. ("GM"), Nissan Mexicana, S.A. de C.V. ("Nissan") and Honda de México (Honda). Imported autoparts represent approximately 50% of the Mexican market and Ferromex carries around a third of the cargo volume in this segment. Carriage of imported and exported automobiles is served exclusively by rail and Ferromex has a 20% share of this market. Just-in-time deliveries and specialized services are critical for this segment since the market demands a high quality standard for the service as regards the careful handling of the vehicles, transit times and timely arrivals, which Ferromex satisfactorily meets. The four major clients in this segment contributed 100% of the income recorded at December 31, 2002. The automobile business segment is considered to be one of those with the greatest potential for Ferromex as there are ample opportunities in the domestic distribution of automobiles and the carriage of autoparts. In order to capitalize on these business opportunities, Ferromex shall make significant investments in automobile yards and specialized equipment in 2003.

Fertilizers

The main products carried in this segment are urea, ammonium nitrate and raw materials used in the manufacture of fertilizers such as ammonia and sulphur. The major clients are Fertilizantes Tepeyac, Fertirey (Peñoles Group), Agrogen, Univex, and Pacifex. These clients represent jointly 77.6% of the income from this segment. They represent 1.7% of the total billing of Ferromex and 1.1% of Tons/Km.

Passenger Service

Ferromex is able to provide, under a permit, passenger services on the route covered by the Ojinaga-Topolobampo concession. Ferromex receives an annual subsidy for this service from the Mexican Ministry of Transportation (SCT). The amount of this subsidy is set in advance on an annual basis and must be approved by Congress. The subsidy is based on estimated costs to provide the service, which include: depreciation, maintenance, variable costs such as fuels, crew cost and a 20% overhead on direct costs of the service and applicable rates and discounts. The subsidy paid in 2002 amounted to $7.3 million. This subsidy may be eliminated if the SCT determines that the towns and villages served by rail no longer require it because there are other transport modes available or when rates suffice to pay for concessionaire's costs.

In addition, Ferromex received in 2002 an indemnification of $3.1 million from the SCT for the train running between Felipe Pescador and Torreón. This indemnification is collected on a quarterly basis.

Ferromex also provides, through the Guadalajara Division, passenger train services between Guadalajara and Tequila. This line operated only on weekends serves as a tourist attraction for people visiting the city of Guadalajara.

Car Hire

Income for this segment derives from the use of Ferromex cars by other railroad lines. At December 31, 2002, this segment contributed 2.5% of total income.

Others

This segment comprises all other income not relating directly with freight or passenger transport, deriving mostly from locomotive rental, run-through services and trackage right rates and represented 2% of total Ferromex revenue.

v) Applicable Legislation and Tax Environment

Mining Division

The principal laws, regulations and provisions that govern the mining segment of the business, as well as the mining operations are as follows:

- *Article 27 of the Political Constitution of the United Mexican States*, that in Section 1 decrees that only Mexican nationals born in Mexico or naturalized and Mexican companies have the right to acquire land, bodies of water and their access or to obtain concessions for the exploitation of mines or waters;

- *Mining Law*, that regulates the exploration and exploitation of, and the benefits from minerals or substances in breccias, veins, masses or stratum that constitute deposits whose nature is different from that of the components of the land, as well as the proceedings of assignment and maintenance of the concessions that are bestowed upon mining companies interested in participating in the exploration and exploitation of mineral deposits;

- *Regulation of the Mining Law; and*

- *Concessions granted by SE to Subsidiaries of GMEXICO that* are constitutive instruments of the rights to explore and exploit mines.

General Matters of the Regulatory Framework

The minerals and substances subject to the aforesaid regulatory framework are:

I. Minerals or substances of industrial use that contain antomonium, arsenic, beryllium, bismuth, cadmium, caesium, cobalt, copper, crome, scandium, tin, gallium, geranium, hafnium, iron, indian, irridium, lithium, maganese, mercury, molybdenum, miobium, nickle, gold, osminum, paladium, silver, platinum, lead, rhenium, rhodium, selenium, talium, tantalum, telurium, titanium, tungsten, vanadium or zinc;

II. The following minerals are of industrial use: actinolite, alum, alunite, andalusite, anhydrite, anthophyllite arfvedosite, sulfur, beryta, bauxite, boehmite, boracite, boracite, borax, brucite, caralite, celestite, cyanite, colemanite, cordierite, cheysolite, quartz, diaspora, diatomite, dolomite, epsomite, strontionite, phologopite, fluorite, graphite, garnet, hydromagnesite, howlite, kainite, kermesite, kieserite, magnesia, mirabilite, moscovite, sodium nitrate, pyropylite, polyhalite, pricelite, chiastolite, sepiolite, sillimanite, sylvite, sussexia, talc, tachhydrite, thenardite, tremolite, trona, ulexite, vermiculite, vivianite, witherite, wollenstonite, gypsum, and zircon;

III. Rare soils:

IV. Mineral gems;

V. Gem salt, such as those salts and products obtained from saline formation directly from waters that are presently seas, surface or subterranean, natural or man-made bodies of water.

VI. Products derived from the decomponsition of rocks whose exploitation is done by subterranean works, such as kaolin and montmorillonites as well as from quartz sands, feldspars, and plagio clases.

VII. Mineral or organic materials that can be used as fertilizers: apatite, colophane, phosphorite, phosphoserdite, francolite, variscite, wavellite, and guano;

VIII Solid combustible materials: anthracite, coal, lignite and peat.

The Mining Law is not applicable to petroleum hydrogene, solid, liquid or gas substances contained in suspension or disolution by subterranean waters, whenever they do not come from a mineral deposit different from the components of the terrain; rocks, or decomposed products that can be solely utilized for the fabrication of construction materials or those destined to this end, products derived from the decomposition of rocks, whose exploitation is realized by means of open pits, and salt that comes from on-land water deposits.

Under the Mining Law, mineral resources are the property of the Mexican nation and a concession granted by the Mexican Federal Government is required to explore and exploit ore reserves. The current Mining Law was enacted in 1992, simplifying procedures to obtain mining concessions, extending the life of exploitation concessions from 25 to 50 years and eliminating the restriction of a maximum participation of nationals in the concession, which had previously permitted a maximum of 49% of non-Mexican interest in a concession. Certain excise taxes previously applicable to mining revenues have been eliminated.

Mining concessions are granted either for the exploration or exploitation of mines. An exploration concession permits the concessionaire to explore for or exploit ore resources on a specified claim for a non-renewable period of six years - beginning on the date of registration at the Mining Public Registry - and it confers pre-emptive rights in seeking an exploitation concession for the same claim in case the concessionaire has not incurred in a fault causing cancellation and when the concessionaire files the application before the termination of the concession. A concession for exploitation allows the concessionaire to extract specific minerals for a specific application for a period of 50 years, renewable, the same to be extended once or more times for an equal term if the holder has not been subject to cancellation and if it is applied for 5 years prior to the expiration date of the concession, under the agreement that the concessionaire pay a nominal fee and complies with the exploitation program that must be filed with SE.

The holders of exploration and exploitation concessions (the licensees), independent of the date of the grant, are obligated among other duties, to: (i) execute and prove respectively, the works and labors of exploration or exploitation in the terms and conditions established by the Mining Law and its Regulation; (ii) pay for the mining rights as established by law; (iii) abide by the general dispositions and specific technical standards applied to the mining and metallurgical industry in terms of security in the mines, ecological balance and protection of the environment; (iv) file with SE the technical statistical and accounting reports in the terms and conditions required by the Regulations of the Mining Law.

The licensee is normally the owner of the property approved by the concession, though it is not necessary to detain the ownership to operate a concession, however the concessionaire shall be owner of the equipment used for processing the minerals.

The SE is the principal regulatory authority of mines in Mexico and is authorized by the Mining Law to undertake among others, the following functions: (i) regulate and promote exploration and exploitation, as well as the rational use of and preservation of the minerals of the Nation; (ii) grant concession titles and mine assignments, as well as resolving cessation, cancellation or suspension and withdrawal of rights awarded through the concessions; (iii) verify the fulfillment of rights and obligations established by the Mining Law to those who carry out the exploration and exploitation or receive the benefits of the minerals or substances concessioned, and impose administrative sanctions derived from the enforcement of the Mining Law. To promote the best use of the mineral resources of the Nation, The SE is supported by the Mineral Resource Advisory Committee (Consejo de Recursos Minerales).

The precedent condition of the hearing guarantee on behalf of the licensee, who has a period of 60 calendar days to represent on what he deems necessary according to law and pursuant to the foreseen assumptions on the part of the Mining Law, the SE can void or cancel the concession, suspend all rights to perform projects or works of exploration or exploitation, as well as to reverse the expropriated assets and the unsubstantiality of the resolutions of temporary occupation or the constitution of easement related to the concession.

Mining concessions can be terminated if, among other causes, minerals other than those permitted by the concession are exploited or if the concessionaire does not fulfill his obligations as charged. The grant of a mining concession will only be effective if said assignment is registered with the Public Registry of Mining.

The rights of the subsidiaries of GMEXICO to explore and exploit mines are derived from concessions granted by the SE pursuant to the Mining Law and its Regulations. Concessions for exploration and exploitation in favor of subsidiary concessionaires of GMEXICO cover, during the concession period, rights to: (i) perform, respectively, projects and works of exploration or exploitation within the mining lots that are so designated; (ii) make use of all of the minerals that are obtained from said lots within the purposes of the projects and works that are developed during its term of validity; (iii) make use of the lands that are found within the limits so established unless they are covered by another mining concession that is in force; (iv) obtain the expropriation, be it territorial occupation or constitution of easement to indispensable lands to accomplish explorative, exploitative, and beneficial projects or works, as well as a deposit for earth, tailings, slag, and dross; (v) take advantage of water from the mines for their exploration or exploitation, and for the domestic use of employees; (vi) obtain pre-emptive rights on concession for the water from the mines for any use different from those above mentioned; (vii) transmit their assigned license or rights described in previous items (i) to (iv) to persons with legal capacity to obtain them; (viii) reduce, divide, and identify the area of the lots under their control, or join them with other bordering concessions; (ix) give up the concessions and the rights pertaining to them; (x) group two or more of them for the purpose of verifying exploration and exploitation projects and works and render reports on statistics, techniques, and accounting; (xi) solicit administratve corrections or duplications of their licenses and (xii) substitute the exploration concessions for one or more exploitation concessions and obtain an extension of the latter for an equal period of enforcement.

Railroad Division

Listed hereunder are the main laws, regulations and provisions governing the railroad business:

- *Article 28 of the Political Constitution of the United Mexican States;*
- *Regulatory Law of the Railroad Service (Railroad Law).* This statute governs the construction, operation, exploitation, maintenance and upkeep of railroad tracks considered to be general means of communication, as well as the public railroad transportation service operating on the lines and all ancillary services;
- *Railroad Regulations.*
- *Law of the General Ways and Means of Communication.* The provisions of this statute are applicable to railroad matters in the absence of an express provision in the Railroad Law.
- *General Law of Public Property.* This statute governs the use, for profit and exploitation of public property;
- *Concessions granted by the SCT (Ministry of Communications and Transportation) to Ferromex.* These are the documents evidencing the rights to build, operate and exploit railroad tracks used as general ways of communication;
- *Mexican Official Standards.* These provide the characteristics and technical specifications of railroad tracks, the public railroad transportation service and ancillary services.

General Considerations Regarding the Legal Framework

The railroad service is a priority economic activity, and therefore the Mexican Government must foster the development of the railroad service under conditions that will ensure free competition among the different transportation modes.

The Railroad Law and its Regulations provide the general legal framework governing the construction, operation, exploitation, maintenance and upkeep of general communication railroad tracks, as well as the public rail transportation service operated on the tracks and all ancillary services. In accordance with these statutes, railroad tracks are considered to be general means of communication when: (i) they connect two or more of the federated states; (ii) all their routes, or sections of these, are located within a zone one hundred kilometers from the border, or within a fifty kilometer strip along the coastline, exception made of urban lines which do not cross over the dividing line with another country and which do not operate beyond town limits, and (iii) they connect to or join with any other of the railroad track considered to be a general means of communication, provided it is used to provide public services. Urban lines that do not cross border lines with other countries are not deemed to be general ways of communication. A general communication railroad track is deemed to comprise the right of way, traffic control centers and all signals required for railroad operation. All general communication railroad tracks, the service operated on these and all ancillary services are under federal jurisdiction and therefore, all disputes arising from the application of the legal framework shall be heard in the federal courts, who have the necessary authority to rule on these matters in order that the public rail transportation service should not be interrupted.

The Railroad Law and its Regulations classify the public railroad transportation service into two types:

- *Public passenger rail transportation service.* Taking into account the manner of operation and the quality of the service, as well as territorial coverage, this service takes on the following modes: (i) regular passenger service, which is subject to specific timetables and routes that must be registered with the SCT. These must be made visibly available to the public at railroad stations at least 10 days in advance of the time they become effective. This type of service is divided in turn into urban, suburban and interurban passenger services, and (ii) special passenger rail transportation services, divided also into tourist and private services, for which schedules, routes and stops are determined on a case by case basis.

- *Public freight rail transportation service.* That is, the service provided for the carriage of goods, including run through services for rolling stock of other parties. The SCT regulates the transport of hazardous materials, substances and wastes carried on railroads by means of the Mexican Official Standards. In order to provide services for the carriage of this kind of materials, carriers must keep a record of all applications for this type of service that must include the name of the person requiring the service and the date it is provided. Carriers are also liable for the freight carried, with the exceptions provided in the Railroad Law. Freight rail transportation services take on the form of general and special freight rail transportation services, which are in their turn classified taking into account train formation and type of service. The SCT is in charge of establishing the rules governing the different types of freight services.

The Railroad Law establishes that a concession is required to build, operate and exploit general communication rail tracks as well as to provide public passenger and freight rail transportation services. Generally a concession is granted through public competitive bidding. However, the states of the federation, municipalities and state-owned entities of the Federal Public Administration are exempted from the bidding requirement and may be granted a concession directly.

The SCT is the main regulating entity of the Mexican railway system and, as provided in the Railroad Law, has the following attributions in matters concerning the railroads: (i) to plan, design and conduct policies and programs, as well as to regulate the development of the railroad system; (ii) to grant the concessions and permits to which reference is made in the Railroad Law, to see to their compliance and resolve upon their modification or termination; (iii) to determine the characteristics and technical specifications of railroad tracks, of the public rail transportation service and its ancillary services, by issuing Mexican official standards in the field; (iv) to oversee that railroad tracks, public rail transportation services and ancillary services all comply with applicable provisions; (v) to establish, when required, the basis for rate regulation; (vi) to apply sanctions up to 25,000 minimum wage days for failures to comply with the provisions of the Railroad Law and its Regulations; (vii) to establish the register for concessions and permits granted as stipulated in the Railroad Law; (viii) to interpret the Railroad Law for administrative purposes, and (ix) all others provided for in the Railroad Law and other applicable legal precepts.

Concessions are granted for terms of up to 50 years and may be extended one or more times, up to a maximum term not to exceed 50 years, provided the concessionaire: (i) has complied with all conditions set forth in the concession whose extension is sought, (ii) requests the extension before the last tenth of the original term of the concession begins; (iii) accepts the new conditions established by the SCT; and (iv) has made all required improvements to the facilities and has ensured the quality of the services during the effective term of the concession, as evidenced by the periodic visits of inspection conducted by following the efficiency and safety criteria set forth in the relevant regulations and other applicable provisions.

General communication railroad tracks remain at all times within the public domain of the Federal Government. Railroad tracks built under a concession title will become forthwith part of the public domain, regardless of the conditions and term of the concession.

Concessionaires may, prior authorization from the SCT, create liens on the rights deriving from the concession, although under no circumstance can public domain property subject to the concession be encumbered. Therefore, enforcement of any lien under no circumstance shall operate to constitute the creditor or third party in whose favor judgement is rendered as concessionaire. Likewise, concessionaires may undertake total or partial assignment of the rights and obligations under a concession, provided assignee undertakes to assume compliance with all pending obligations and accepts the conditions which, this being the case, are established by the SCT, it being understood that concession holders cannot under any circumstances assign nor in any manner whatsoever encumber, transfer, convey or sell the concession, the rights therein conferred, as well as the property subject to the concession, to any foreign government or State.

In accordance with the Railroad Law, competent authorities may take over the supervision of the railroad only in cases of emergency or in the event domestic peace or national security are threatened, in order to preserve passenger safety and the safety of the railroad tracks, the railroad services, the cargo, ancillary service facilities and the railroad rolling stock. In all other circumstances, supervision of the railroad is the responsibility of the concessionaire and must comply with all applicable provisions and the SCT guidelines. Concessionaires are also required to maintain all risk insurance covering partial or total loss or damage for theft or accident for whatever reason, including those resulting from acts of God or force majeure.

The Railroad Law establishes in its article 46 that: concession and permit holders shall have freedom to set rates, subject solely to the following: (i) published rates must be maximum rates and be recorded with the SCT at least 10 days prior to the time they become effective, and (ii) must be applied on a non-discriminatory basis and be the same for all clients. In the event that the SCT, in conjunction with the Federal Commission on Competition, finds that a rate is not effectively competitive because it applies to the sole means of transportation available or that is economically feasible for the client, and there are no other available or substitute transportation routes to ship the goods, the SCT may set the basis for rate regulation. Up to date the SCT has not set any basis for rate regulation of railroad freight services.

Concessions granted by the SCT are terminated in the following events: (i) expiry of the term established in the relevant concession; (ii) relinquishment by the title holder; (iii) revocation; (iv) recovery of the public domain property covered by the concession; (v) extinguishing of the object of the concession; and (vi) liquidation or bankruptcy of concessionaire. Termination of the concession does not extinguish the obligations assumed by its title-holder during its effective term.

The railroad track, right of way, traffic control centers, railroad operating signaling system and other property subject to concession will revert, at no cost, to the Nation upon termination of the concession, and must be at such time in good operating state. The Federal Government will have preferential right to acquire the rolling stock and all other property it deems is required to continue providing the service

The SCT may revoke a concession in the following events: (i) should concessionaire fail to exercise the rights conferred under the concession for a period exceeding 180 calendar days, counted as of the date it is granted, (ii) for temporary or total interruption by concessionaire in the operation of the railroad track or in the provision of the public rail transportation service, without justified cause having been notified to the SCT; (iii) as a result of acts which by their undertaking or by failing to be undertaken prevent or tend to prevent action by other concessionaires or permit holders who are entitled to take any such action, (iv) for failing to settle any damages caused in providing the services; (v) for applying rates higher than those registered or authorized, as the case may be, (vi) as a result of the change of nationality of concessionaire; (vii) for assigning, encumbering, or transferring the concessions, the rights conferred thereunder or the property subject thereto, in contravention of the provisions of the Railroad Law; (viii) for failing to post and maintain in effect performance bonds required by the concessions, if any, or insurance policies covering damages to property and bodily injuries to passengers and third parties, to cargo and any damages caused to buildings, facilities as well as to traction and hauled rolling stock, and (ix) for failing to comply with any of the obligations and conditions established in the Railroad Law, its regulatory provisions and the relevant titles to concessions. The SCT will proceed forthwith with the revocation of concessions given the assumptions stipulated in sections I, VI and VII. In the assumptions of sections II and V, the SCT may only revoke the concession or permit if it has first imposed sanctions upon the concessionaires on three occasions for the reasons provided for in said sections. In the case of sections III, IV, VIII and IX, sanctions need to have been imposed at least on five occasions for the reasons therein specified before proceeding with revocation.

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The Federal Government may, in the event of natural disaster, war, serious disruption of the public order, or imminent threat to the national security, the country's peace or the national economy, exercise the power of eminent domain over the general communication rail tracks, over the rolling stock, all ancillary services and other movable and immovable property, and dispose of the same in the manner deemed convenient, all this as provided in the Railroad Law. The Federal Government may, under like circumstances, employ the personnel working on the railroad subject to confiscation when it considers such action as necessary. Confiscation will continue while the conditions giving rise to it persist. The Federal Government will, except in the event of international war, compensate the parties affected, at commercial value. If no agreement is reached in regard to the amount of the compensation, the amount will be determined by certified experts appointed by both parties, and in the case of indemnities for profits lost, the average net income of the year preceding confiscation will be taken as a basis. Expenses incurred by reason of this expert determination will be borne equally by the parties.

Ferromex is entitled to operate and exploit rail tracks under a concession granted by the SCT on June 22, 1997 to FPN (currently Ferromex). This concession was awarded by a public bidding process carried as set forth in the Railroad Law. The object of the concession is to allow the use, operation and exploitation of the general communication rail track that corresponds to the Pacífico Norte trunk line, and includes the provision of public freight carriage, and the use, use for profit and exploitation of the public property that is described in the title to the concession. During the effective term of this title, Ferromex is allowed, in addition to the foregoing, to provide ancillary services such as freight terminal, railroad equipment fueling station, maintenance shop and transloading services.

Ferromex holds title to two other concessions, one over the Ojinaga-Topolobampo short line, granted on June 22, 1997 and the other over the Nacozari general communication rail track, granted on August 27, 1999.

As provided by the Government Service Charges Law, there is a governmental charge Ferromex must pay the Federal Government for the use of the assets under concession. Under the terms of the concessions, the Federal Government has the right to receive payments from the company equal to 0.5% of the gross revenue during the first 15 years of the concession and 1.25% during the remaining years of the concession.

Notwithstanding that the corporate bylaws of GFM at present contain a provision limiting foreign holding of its capital stock, on July 19, 1999 an application was submitted to the National Commission of Foreign Investment in order to allow a majority foreign stock holding. By official communication 514.113.00-17880 dated September 17, 1999, the Commission granted GFM this authorization.

Deregulation

The Railroad Law was published in May 1995. According to its Article 46 and the guidelines set for the Railroad Service, concession and permit holders are free to set rates, being subject solely to the following: i) rates must be set in accordance with the types of products to be carried, (ii) they must reflect maximum rates and be recorded with the SCT at least 10 work days before they become effective, (iii) they must be applied fairly and on a non-discriminatory basis to clients, and (iv) the SCT, taking into account the opinion of the Federal Commission on Competition, may establish the basis for rate regulation if it finds that the rate is not effectively competitive because: (a) it applies to the sole means of transportation available or that is economically feasible for the client, or (b) there are no other available or substitute transportation routes to ship the goods.

Ferromex sets its rates on the basis of its operating costs plus a margin. The rates recorded with the SCT are maximum rates. Ferromex is free to determine any offered discounts, taking into account factors such as: the distance between point of origin and destination, shipment volumes, the value added to the carriage of the goods, route selection, if the cars are provided by the client, special services and timely deliveries. Ferromex rates are updated taking into account the rate of inflation in Mexico. As rates were kept artificially low during the period of state control, Ferromex considers that railroad line clients are generally willing to accept greater price increases than those to which they were accustomed before 1998, due to improvement in the services and the equipment currently used to carry cargo in Mexico. Ferromex may make changes in the rates recorded with the SCT at any time for one of more types of products. Ferromex strives to negotiate rates expressed in US dollars, in particular for the intermodal and automobile market segments, thus allowing it to adjust prices in accordance with the US Consumer

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Price Index.

Environmental Matters

The concessions granted to Ferromex by the Mexican Government to operate the Pacífico Norte trunk line, the Ojinaga-Topolobampo short railroad line, and the Nacozari general communication rail track all contain a provision concerning the liability of the Federal Government and Ferromex regarding environmental matters. It is set forth therein that FNM and in a subsidiary manner the Federal Government shall be liable for any remedial action and redress, with respect to soil, subsoil and underground water polluted by FNM operations prior to delivery of the facilities to Ferromex, in the understanding that Ferromex undertakes not to pollute the said soil, subsoil and underground water after delivery of the facilities, Ferromex therefore being solely liable for environmental damage caused by its own acts or failure to act after said delivery as set forth in the concession, under the terms of applicable laws and other provisions governing environmental matters. Ferromex being also liable for changes, conditioning and infrastructure and surface works undertaken at workshops and fueling stations operated by Ferromex, and therefore it will be subject to all applicable legal provisions with respect to this matter. In order to supplement the environmental agreements set forth in the concession title, Ferromex signed 19 cooperation agreements with the Federal Environmental Protection Agency (PROFEPA) that relate to the Pacífico Norte trunk line.

Tax Environment

- **MEXICO**

GMEXICO's subsidiaries established in Mexico are subject to income and asset taxes (ISR and IMPAC, respectively). Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on constant price values and the deduction of purchases instead of cost of sales, which permit the deduction of current costs and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. Income taxes are calculated in terms of Mexican pesos against the currency when the transaction occured and not in terms of Mexican pesos as of the end of the period. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

As of 2002, the option on defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning - 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

On the other hand, GMEXICO is subject to asset taxes at an annual rate of 1.8% on the net average of the majority of restated assets (at current values) and of certain liabilities, which are paid only to the extent, it exceeds the income taxes of the year. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and subsequent ten years.

Until the end of 2000, GMEXICO and its Mexican subsidiaries were authorized to file an Income and Asset Consolidated Tax Return, as a result of GMEXICO restructuring, tax consolidation remain in Minera Mexico, which exclusively groups the Mexican mining operations, since tax results from the railroad division were de-consolidated in the year 2000. The employees profit sharing is computed on the individual results of each and every one of the Mexican subsidiary companies.

- USA

At December 31, 2002, Asarco had US$873.4 million of net operating loss carryforwards that expired, if unused, in the years 2001 through 2021 and US$15.1 million of alternative minimum tax credit carryforward that is not subject to expiration.

As a result of GMEXICO's acquiring Asarco, the latter is limited as to the annual amount of tax loss carryforwards of periods prior to the acquisition that it can utilize to offset them against future taxable income. This annual limitation is of approximately US$60 million plus gains from the sale of certain assets. The realizability of Asarco's net deferred tax asset depends on future taxable income. Based on current estimates, Asarco considers that a portion of such asset will be realized as the prices of metals recover; however, market conditions and other unknown or unforeseen variables could have a negative effect on the asset's ultimate recovery. Asarco filed a claim under Section 172 (f)(B)(I)(IV) of the Internal Revenue Code, with respect to its operating losses of prior years, specifically, losses incurred in the remediation of environmental damages. Management expects that the claim will result in the refund of US70 million. However, based on deferred tax accounting procedures and considering Asarco's continued operating losses, in 2002, it recorded a valuation reserve of US$70 million for the remaining deferred tax asset balance. As this asset is realized in future periods, the valuation reserve will be used to reduce future tax provisions.

A US deferred tax liability has not been provided for the income tax liability which would be incurred on the repatriation of approximately US$246.7 million and US$246.5 million of undistributed earnings of Asarco's consolidated foreign subsidiaries as of December 31, 2002 and 2001 and the undistributed earnings of SPCC prior to 1993, because Asarco intends to reinvest these earnings indefinitely outside the United States of America. It is not practicable to determine the amount of income taxes that would be payable upon remittance of assets that represent those earnings. The amount of foreign withholding taxes that would be payable upon remittance of assets that represent those earnings is not material.

- **PERU**

At December 31, 2002, SPCC has a separate deferred tax asset of US$58.4 million, before valuation allowance, and deferred tax liability of US$127.0 million, resulting in a consolidated net deferred tax liability of US$87.8 million. A foreign tax credit carry-forward available to reduce possible future U.S. income taxes amounted to approximately US$25.4 million (available solely to SPCC) expiring as follows: US$3.1 million in 2003, US$1.2 million in 2004 and US$9.6 million in 2006 and US$11.5 million in 2007. None of the foreign tax credit carry-forward expired and US$1.6 million of the foreign tax credit carry-forward was utilized in 2001. Foreign tax credit carry-forwards amounting to approximately US$11.5 million were created in 2002. Because of both the expiration dates and the rules governing the order in which such credits are applied, it is unlikely that this foreign tax credit carry-forward will be utilized. The Company also has not recorded a benefit for the alternative minimum tax (AMT) credits in the amount of US$14.0 million, which are not available to reduce AMT. Accordingly, the Company has recorded a valuation allowance for the full amount of its foreign tax credit and AMT credit carry-forwards.

The net deferred US tax liability, calculated using the regular tax rate, was compensated by the deferred Peruvian tax liability that was realized and a portion of carryforwards of existing foreign tax credits. However, the liability was not reduced to less than the tentative minimum tax liability, recorded using the AMT rate and compensated with up to 90% of the foreign tax credits resulting from the combination of the recognized deferred Peruvian tax liability and the carryforwards for future years. While carryforwards of foreign tax credits are used to compensate the deferred U.S. tax liability, the Company expects that current use tax credit carryforwards will be avoided since the Company expects that many of the foreign taxes will be paid on operating income of future periods.

On August 28, 2001, the recently elected Peruvian Congress established a new tax rate of 27%. However, according to the agreement entered into with the Peruvian government in 1996, income from SX/EW operations is still subject to a fixed 30% tax rate in 2003. Also, the new Peruvian Congress established a new tax of 4.1% on distributed earnings, beginning - 2002. As a branch, SPCC's earnings are considered distributed to SPCC, the US corporation, at the end of each fiscal year. . SPCC, the US corporation, has to pay the 4.1% tax, while SPCC, the branch, has to withhold and pay this tax.

SPCC obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services employed in its operations. These income tax credits are recorded as a prepaid expense. Under current Peruvian law, SPCC is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their market value.

vi) Human Resources

Mining Division

As of December 31, 2002 and December 31, 2001, GMEXICO had 14,969 and 16,790 employees, respectively, in its mining operations in Mexico, the United States and Peru, of which, at the end of 2002, 8,728 were working in the mining units and metallurgic plants in Mexico, 2,255 in the mining units and the metallurgic plants in the United States, 3,575 in the mining units and metallurgic plants in Peru, and 411 in the main offices. The size of GMEXICO's workforce has been generally stable since 1994, except in 1999 when it was increased by 34.8% as a result of the acquisition of Asarco. GMEXICO has usually negotiated workforce reductions with representatives of the labor union in exchange for severance compensations.

GMEXICO has undertaken a number of measures to improve labor productivity at its facilities, including simplification of job categories, increased flexibility and the establishment of workers' productivity incentives.

On March 13, 2002 the mining units of La Caridad, Sonora; San Martín, Zacatecas; and Pasta de Conchos in Coahuila; as well as the Plant of Zinc Electrolytic, they entered in a general work stoppage. This labor strike was resolved on March 20th with the Union by means of an increase of 5.25% in salary and in the case of integral revisions, an additional 0.5% for benefits.

Approximately 75% of GMEXICO workforce as of December 31, 2002 was a member of the Union. Under Mexican law, the terms and conditions of employment for unionized workers are sets forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with labor unions annually and negotiate other benefits every two years. GMEXICO conducts negotiations separately at each mining complex and each processing plant.

On April 27, 2000, approximately 458 unionized workers went on strike in the Unit Taxco, Guerrero, as result of a disagreement in the increases of the salary tabulators that would be in force for 2000. This strike was resolved June 3, 2000, by means of the agreement with the Union of an increase in the salaries of 14%. The mine of Taxco represents the 0.82% of the mining production total of GMEXICO.

Mexcobre's La Caridad complex has only had two strikes, both prior to GMEXICO 's acquisition of a majority interest in its capital stock. On the other hand, IMMSA experienced an 80-day strike at the San Luis Potosí zinc refinery in 1992, and a 50-day general work stoppage at the Santa Bárbara mine in the same year. Until 1999, Mexcananea had experienced three labor strikes, the first a 45-day strike at the Cananea concentrator in 1991; the second an 11-day general work stoppage in 1995; and, the third was a 82-day strike at the end of 1998 and in the beginning of 1999. On November 19, 1998, workers at the Cananea mine declared an illegal strike that suspended operations until February 13, 1999. As a result, GMEXICO decided to accelerate the closure of the Cananea copper smelter and the confinement of tailing dumps (mineral debris from the concentrator). The confinement of the dumps was also unnecessary, because GMEXICO had already completed the construction of the tailings dam and transferred the operation of water services to the local authorities. The strike was resolved in proceedings before the Mexican Ministry of Labor and Social Protection by an award that provided for the closing of the facilities and severance of approximately 1,000 union and non-union employees and that reaffirmed the productivity agreements previously executed. - In October 2000, some discontent workers with their union leadership, stopped illegally the operations in the mine of Santa Eulalia, not allowing the entrance of trucks and contractors to the unit, by which the administration of the Company decided to close the operations temporarily until the month of October 2002, when the authorities declared the strike illegal, till then the Company and the Union agreed in Closing this mining unit, as well as the cancellation of the collective contract of workers.

Employees of the Mexcobre and Cananea Units at La Caridad and Cananea, live in towns located in the Municipalities of Nacozari and Cananea, both in the State of Sonora, respectively, sites where GMEXICO has built approximately 2,000 houses and apartments and 300 houses and appartments, respectively. Employees of the IMMSA Unit live on the grounds of the mining or processing complexes in which they work, and GMEXICO has built approximately 900 houses and appartments for such employees. Housing, together with maintenance and utility services, is provided at minimal cost to most of Mexcobre and Mexcananea's employees. Town sites and housing complexes of GMEXICO's subsidiaries include educational, and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and their families.

Railroad Division

At December 31, 2002, Ferromex had 6,431 employees and 6,689 at December 31, 2001, from which 4,809 and 5,017 were, respectively, unionized workers and 1,622 and 1,672, respectively, were non-unionized employees. At December 31, 2000, Ferromex had 1,641 non-unionized employees and 5,474 unionized workers, totaling 7,115 employees.

Ferromex undertook an aggressive renovation process in order to become a world class, highly competitive company. As part of this process, Ferromex negotiated with the Railroad Workers Union, at the beginning of operations, a new collective bargaining agreement that included the Agreements for Modernization and Productivity. The organizational structure, policies, operating and administrative procedures were defined in 1998, thus providing the company with an adequate integration of its labor force.

Industrial Security

For the second consecutive year, the mining division in Mexico won the national mining safety award from the Mexican Mining Chamber as a result of having achieved the lowest accident rate among open-pit mines. In the case of underground mines, Grupo Minero Mexico lowered the accident rate by 20% in 2002. Asarco continued improving the safety of its employees, reducing injuries by 37 % as compared to 2001. Southern Peru Copper Corporation has lowered the accident frequency index and reduced by 40% lost-work time. Noteworthy progress in safety was also achieved in the rest of the companies of the group thanks to the development of training programs, with the issue of safety being included in all courses related to the specific activities of each job.

Administrative and Operating Reorganization.

The reorganizing and adaptation processes in the administrative structures of Grupo Mexico, initiated with the acquisition of Asarco, have continued and have intensified. The metal mining operations were integrated under a new holding company Americas Mining Corporation (AMC). This holding company, which is incorporated in the USA and is controlled 100% by Grupo Mexico, owns 98% of Minera Mexico, which integrates all the mining and metallurgical operations, carried out in Mexico. It also owns 100% of Asarco, which also owns 54.2% of Southern Peru Copper Corporation (SPCC).

AMC is now Grupo Mexico's holding company for its mining operations in Mexico, USA and Peru. Grupo Mexico also consolidated its transport division under the holding Infrastructura y Transportes Mexico (ITM), which owns 74% of GFM.

This Restructuring has permitted more efficient management in each country for the mining and metallurgical operations, maintaining the relationship of subsidiaries of AMC and, through same, of Grupo Mexico. At the same time, the offices in New York were closed and Asarco's central offices were moved to Phoenix, Arizona, in closer proximity to Asarco's main operations. This has resulted in greater efficiencies and elimination of certain administrative expenses.

Mining operations in Mexico have been reorganized under a single structure called "MINERA MEXICO, S.A. DE C.V." which comprises Mexicana de Cobre, Mexicana de Cananea and Industrial Minera Mexico and Minerales Metalicos del Norte. This reorganization has permitted the elimination of duplicities, reduction of costs, improvement of controls, a tighter vigilance and monitoring, a more flexible and opportune intervention in incidents and problems, and the deployment of deeper planning per unit, better related to the whole of the mining operation.

vii) Enviromental Matters

During 2002, Grupo Mexico attended carefully to its environmental obligations, in spite of the difficult circumstances of the minerals market. In Peru, of the 34 mitigation measures contemplated by the Program of Adaptation and Environmental Management (PAMA), SPCC has complied with 31,or 6 more than in 2001. Still pending is the determination of the project for the capture of 92% of SO2 at the Ilo refinery, which is still being studied. In Mexico, work was concluded at the La Francisca leaching solution dam at La Caridad, which included a grouting curtain to impede infiltration into groundwater. Work was also concluded for the capture of concentrate dust emissions at Mexicana de Cananea and for the elevation of tailings dams in order to avoid contamination of nearby areas. The forestation program maintained the rate of growth and the mines operated the water treatment systems within required compliance standards.

In the United States, Asarco concluded the construction of a tunnel extension 4 kilometers long, at its Ray mine in Arizona at a cost of $30 million. In 2002, the Asarco Globe Plant again was granted ISO-14000 certification for its specialty metals operation. In addition, in 2002 an agreement was reached with the Department of Justice and the Environmental Protection Agency (EPA) on the environmental obligations of Asarco. According to this agreement, Asarco will create a trust of $100 million with maturities in the next 8 years, which will permit compliance with the company's environmental obligations.

viii) Market Information

1. General

Mining Division

Updating of mining and processing facilities. Since 1992, GMEXICO has invested over $13,721.1 million in capital projects designed to update GMEXICO's facilities in Mexico, increase its productivity and improve the quality of its metallic products. These investments include upgrading stripping equipment at the Cananea mine, updating and expanding the concentrator and smelter at La Caridad and constructing state-of-the-art copper and precious metals refineries as well as a copper rod plant at La Caridad, which permitted GMEXICO to shut down the Cananea smelter at the end of 1998 without reducing the volume of copper produced. In addition, GMEXICO has developed modern SX-EW facilities at both La Caridad and Cananea, enabling GMEXICO to use leachable ore that otherwise would be wasted and to reduce significantly its average costs of copper production. GMEXICO's SX-EW facilities, as well as its zinc refinery at San Luis Potosí, have received ISO 9002 certification from the International Standards Organization. GMEXICO has also invested in advanced information technology to improve production process monitoring and in communication equipment to link its operations. At the Immsa Unit, GMEXICO plans to build a new zinc refinery in order to refine all of its own production of zinc concentrates and to update its underground mines. At the Cananea Unit, GMEXICO finished in November 2001 the first stage to expand its SX-EW processing capacity in order to increase value added and reduce unit costs. With respect to the projected investment in Asarco, the most important investment is located at SPCC, at which it is planned to update the smelting process with the purpose of increasing its production capacity and at the same time comply with Peruvian environmental requirements, as well as to expand its Toquepala mining unit.

In recent years, GMEXICO has attained significant operating abilities in its mining units and metallurgical plants through new technology that permits lower energy, water and supply consumption. GMEXICO built a natural-gas pipeline, which started operations in May 1999, to provide Mexcobre Unit with a cleaner and cheaper source of energy. In addition, GMEXICO has installed "expert" computer monitoring systems that improve productivity by coordinating inflows and optimizing the use of energy, water, and spare parts. GMEXICO will continue to seek ways of improving its operating efficiency, particularly by exploring different alternatives to produce or acquire energy at a lower cost.

As part of its vertical integration strategy, GMEXICO has expanded the capacity of Mexcobre's low-cost smelter from 180,000 to 360,000 metric tons of copper per year in order to consolidate GMEXICO's copper processing capacity at La Caridad. In addition, GMEXICO constructed a new copper refinery at La Caridad, which is operating at a capacity of 300,000 metric tons per year, and a copper rod plant. Likewise, GMEXICO constructed a precious metals refinery as part of the same complex. These facilities have allowed GMEXICO to sell predominantly refined products and to realize additional margins associated with sales of high grade refined metals. GMEXICO will continue to seek oportunities for vertical integration in copper, zinc, gold, silver and coal.

GMEXICO seeks to remain Mexico's leading supplier of copper and zinc, while strengthening its market share in the United States, Europe, and Asia. In addition, GMEXICO seeks to expand its customer base by increasing its sales of high quality refined metals to end-users and providing specialized products and services to its customers. Notwithstanding the inherent risk in diversification and the current downward trend in copper prices, GMEXICO considers it is well-situated to continue to expand its sales of the highest quality refined metals to a geographically diverse customer base.

GMEXICO's principal Mexican competitor is Peñoles, exclusively for zinc. GMEXICO intends to diversify the type of customers and users of its zinc, to include die-casting, bronze mills and galvanizing mills.

Railroad Division

In 2002 Ferromex obtained income in the amount of $6,136.5 million, and carried a volume of freight of 35.7 million tons on an average run of 773 km, resulting in a total of 27,568 million tons-km. Ferromex continued with the development of border and port sites, making significant investments in infrastructure in order to improve services for imports and exports. During 2002, US $60.7 million were invested, which adds up to a total of US $539 million for the 1998-2002 period. These investments, that include the accumulated rehabilitation of 517 km of new rail tracks and 290 km of recovered rail track, have allowed the Company to increase infrastructure capacity to 130 gross tons per car on the basic network, complying with the North American standard, thus improving operating safety and increasing train speed. In addition, construction of the intermodal and automobile terminal in Guadalajara, State of Jalisco commenced, the first stage of the yards at Monterrey, N.L. was completed, and the works on the fueling area in Nogales, Son. were also completed. Lastly, the works of another fueling station in Manzanillo, State of Colima began.

Operating safety and efficiency indicators improved in 2002 when compared to those of 2001. Gross tonnage per train increased by 3.3%, to an average of 3,815 tons per train; fuel consumption per thousand of gross tons-km was reduced by 2.7%, to 5.33 liters; and the accident rate declined from 7.1 accidents per one thousand million gross tons-km to 5.36, that is a 24.5% reduction. Finally, locomotive and car availability reached levels of respectively 91.3% and 90.6% on the average.

For the 2001-2000 comparison, gross tonnage per train increased by 8.5%, to an average of 3,690 tons per train; fuel consumption per thousand of gross tons-km was reduced by 5.5%, to 5.48 liters; and the accident rate declined from 10.5 accidents per thousand million gross tons-km to 7.1, that is a 32.4% reduction and finally, locomotive and car availability reached levels of respectively 91.6% and 87% on the average.

Export volumes to the United States fell by 6.3%, when compared to the previous year, due to the slowdown in the economy of Mexico's main trading partner.

Ferromex competes with other railroads and carriers. Its main competitor is TFM. This company operates the second longest railroad track in Mexico (the North Eastern line running from Nuevo Laredo, state of Tamaulipas to Mexico City).

2. Metal Prices and Tariffs / Mining Division

GMEXICO's metallic products are considered internationally traded commodities. Prices are established based on the two major metals exchanges, Comex and LME, which widely reflect the worldwide balance of supply and demand. The profitability of GMEXICO's operations depends on the price, but basically, on its costs and productivity control. GMEXICO's financial performance is significantly affected by the international market prices for the metals it produces, especially for copper, zinc and silver. Metal prices have historically been subject to cyclical wide fluctuations and are affected by a number of factors beyond the control of GMEXICO. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, availability and costs of substitutes, inventory levels maintained by different market agents among other factors. In addition, the market prices of certain metals have occasionally been subject to sudden short-term changes due to speculative activities. Copper prices have been in a downward trend since mid 1997. The copper market price continued to deteriorate until the end of 1999 and since then an important rise has been observed, as a result of a significant recovery in the economies of the Asian countries which had strengthened the industrial metals demand, which lasted until the first half of 2000, since in the second part a slowing down in the growth pace of the American and European economies was observed, which has given rise to a contraction in the demand of the industrial metals produced by GMEXICO.

The following tables show high, low and average spot prices in U.S. dollars for copper, zinc, and silver for the periods and on the metals exchanges indicated.

	Copper Prices—Comex			Zinc Prices—LME			Silver Prices—Comex		
	High	Low	Period Average	High	Low	Period Average	High	Low	Period Average
	(U.S.$ per pound)			(U.S.$ per pound)			(U.S.$ per ounce)		
1996	U.S.$1.30	U.S.$0.87	U.S.$1.06	U.S.$0.50	U.S.$0.44	U.S.$0.47	U.S.$5.82	U.S.$4.68	U.S.$5.18
1997	1.22	0.77	1.04	0.80	0.47	0.60	6.34	4.16	4.88
1998	0.86	0.65	0.75	0.52	0.42	0.46	7.26	4.62	5.51
1999	0.85	0.61	0.72	0.56	0.41	0.49	5.76	4.87	5.22
2000:									
First quarter	0.88	0.83	0.82	0.55	0.51	0.51	5.55	5.10	5.18
Second quarter	0.85	0.74	0.80	0.53	0.49	0.51	5.16	4.92	5.03
Third quarter	0.93	0.80	0.87	0.58	0.51	0.53	5.02	4.79	4.93
Fourth quarter	0.91	0.82	0.88	0.53	0.46	0.50	4.92	4.56	4.84
Year	0.93	0.74	0.84	0.58	0.46	0.54	5.55	4.56	4.97
2001:									
First quarter	0.87	0.76	0.82	0.48	0.44	0.46	4.81	4.28	4.53
Second quarter	0.80	0.70	0.75	0.45	0.39	0.42	4.60	4.29	4.38
Third quarter	0.72	0.65	0.67	0.39	0.35	0.37	4.72	4.14	4.27
Fourth quarter	0.72	0.60	0.66	0.37	0.33	0.35	4.67	4.03	4.27
Year	0.87	0.60	0.73	0.48	0.33	0.40	4.81	4.03	4.36
2002:									
First quarter	0.77	0.65	0.72	0.38	0.34	0.36	4.70	4.22	4.47
Second quarter	0.78	0.71	0.74	0.38	0.34	0.35	5.11	4.40	4.73
Third quarter	0.77	0.66	0.69	0.38	0.33	0.35	5.10	4.40	4.66
Fourth quarter	0.76	0.66	0.71	0.37	0.33	0.35	4.80	4.27	4.52
Year	0.78	0.65	0.72	0.38	0.33	0.35	5.11	4.22	4.60
2003									
First quarter	0.80	0.71	0.76	0.37	0.34	0.36	4.91	4.35	4.66
Second quarter (1)	0.79	0.71	0.75	0.37	0.34	0.35	4.86	4.40	4.59

(1) Through June 23, 2002.

The low level of copper prices in 2002 resulted in lower net sales, operating income, EBITDA and net income for that year. *See "3. FINANCIAL INFORMATION – d). Management's Comments and Discussions on GMEXICO's Operating Results and Financial Condition- Operating Results in 2002, 2001, and 2000,"*. If low prices continue or fall further, these effects will persist or be increased. Vis-à-vis the cyclical behavior of metal prices in the international market, GMEXICO may consider curtailing or modifying certain of its mining and processing operations.

From time to time, GMEXICO has entered into hedging transactions to provide partial protection in case of greater future decreases in the market price of metals, and it may do so when it believes the market presents the adequate conditions. The hedging activities will not be effected with speculative purpose. The decisions for each transaction and for the general hedging policies will be made only by the Executive Risk Committee that is formed by the President of the Board of Directors and by the Chief Executive Officer of Administration and Finance and by the Sub-Director of Risk Management in order to make sure that the risks and benefits have been properly evaluated. See *"1. GENERAL INFORMATION – c) Risk Factors - Risk of Product Prices."*

3. *Tariffs/Railroad Division*

Between 1995 and 1997 the process to open the Mexican railroad system to private investment took place. This process included the public bidding for the acquisition of the shares representing the capital stock of FPN, holder of the concession to operate the Pacífico Norte railroad line. Up to that time only one single rate, known as the Sole Freight and Express Rate (Spanish acronym TUCE) had been in effect. This rate was used as the basis to set rail freight rates for each class of products, taking into account the tons-km carried. Market conditions were not taken into account in the determination of the TUCE. With the passage of time the TUCE was increased over the original rate, however, increases were lower than inflation. In 1993, after a substantial rate increase, FNM started to offer discounts on a discretionary basis to clients handling large volumes or to those who were facing financial or operating problems.

According to Article 46 of the Railroad Law, permit and concession holders are free to set rates, having to abide by the following: (i) rates must be set according to the type of goods to be carried, (ii) published rates must be the maximum rates and be recorded with the SCT at least 10 days prior to the date they become effective, (iii) rates must be applied to clients on a fair and non-discriminatory basis.

Ferromex sets its rates on the basis of its operating cost plus a margin. The rates recorded with the SCT are maximum rates. Ferromex is free to determine any offered discounts, taking into account factors such as: the distance between point of origin and destination, shipment volumes, the value added to the carriage of the goods, route selection, if the cars are provided by the client, special services and timely deliveries. Ferromex rates are updated taking into account the rate of inflation in Mexico. As rates were kept artificially low during the period of state control, Ferromex considers that railroad line clients are generally willing to accept greater price increases than those to which they were accustomed before 1998, due to improvement in the services and the equipment currently used to carry cargo in Mexico. Ferromex may make changes in the rates recorded with the SCT at any time for one or more types of products. Ferromex strives to negotiate rates expressed in US dollars, in particular for the intermodal and automobile market segments, thus allowing it to adjust prices in accordance with the US Consumer Price Index.

ix) Corporate Structure

GMEXICO is a holding company that is engaged in activities consisting of (a) holding the capital stock of subsidiaries, (b) holding cash and short-term investments and (c) providing funds to, or receiving funds from subsidiaries engaged in operations or in providing services to other subsidiaries. The two subsidiaries and subholding companies that hold the equity shares of GMEXICO currently operating are (i) Americas Mining Corporation (AMC) and (ii) Infraestructura y Transportes Mexico, S.A. de C.V. (ITM).

(i) AMC is a holding company that has no other activity than: (a) holding the capital stock of its mining operations subsidiaries; (b) holding cash and short-term investments; and (c) provide funds to, or receive funds from, subsidiaries involved in mining operations or in rendering services to other GMEXICO's subsidiaries. AMC's principal subsidiaries are:

(A) Minera Mexico (MM), that is GMM holding subsidiary, which, in turn, is the subholding company of the most important mining operations subsidiaries, that are the following: (a) Mexcobre (and its subsidiaries and La Caridad Unit, (b) IMMSA and MIMENOSA (and its subsidiaries), and (c) Mexcananea (and its subsidiaries and Cananea complex). Mexcobre, which was acquired from the Mexican Government in 1988, and Mexcananea that acquired the assets of the extinguished Compañía Minera de Cananea, S.A., from the Mexican Government in 1990, operates major open-pit copper mines in northwestern Mexico at La Caridad and Cananea, respectively. The Cananea copper mine is one of the largest actively worked copper ore deposits in the world. Minority investors have an interest of 1.51% of Mexcananea's stock capital and of 3.57% of Mexcobre's capital stock. Other minoritary interests in the GMEXICO's mining division subsidiaries are not relevant. On December 29, 1997, GMEXICO bought for US$122 million 15.35% of Mexcananea's stock capital, which was formerly owned by a minority investor. Likewise, GMM controls Saasa, a service company; Mexci, a real estate company; Mexarco and Mimimex two exploring companies; WCS, a purchasing company in the United States, and MMI, a trading company in the United States.

The Immsa Unit mining operations consist of (i) five underground mines located in central and northern Mexico where zinc, copper, lead, silver and gold are mined, including San Martin, which is the largest underground mine in Mexico, and Las Charcas mine, which is Mexico's largest producer of zinc; (ii) a copper smelter and a zinc refinery located at San Luis Potosí; (iii) coal mines and a coke plant to supply a portion of the energy requirements of its processing plants.

GMEXICO has metals processing facilities at each of its operating units. In recent years, it has upgraded and expanded its processing facilities to incorporate state-of-the-art technology, to integrate processing capacity in the Mexcobre and Cananea Units, and to increase vertical integration. In 1998, increasing capacity at the Mexcobre smelter allowed GMEXICO to close the Cananea's smelter ahead of schedule in order to avoid environmental pollution and GMEXICO opened a new copper refinery and a new copper rod plant at La Caridad. GMEXICO has completed a new precious metals refinery at La Caridad, which allowed GMEXICO to close the old precious metals refinery at Monterrey; and the Cananea Unit has been expanding one of its two SX-EW leaching facilities. Immsa has its own processing and refining facilities, including a zinc refinery and a copper smelter at San Luis Potosí.

(B) Asarco. Asarco's operations represent one of the most important mining operations in the United States. Asarco's facilities are located in the southern part of the United States, among the most outstanding are copper mines at Mission, Ray, Silver Bell in Arizona, and Butte in Montana, the SX-EW plants at Ray and Silver Bell, zinc mines in Tennessee, a lead smelter in East Helena, a copper smelter in Hayden, Arizona, and a metallurgic complex in Amarillo, Texas, which has an electrolytical copper refinery, a copper rod and copper cake plant, a precious metals refinery, a selenium and tellurium plant and a nickel plant.

(C) Southern Peru Copper Corporation. AMC, adquire last March 29, 2003, the 54.2% that Asarco participated mining operations of SPCC in Peru, consisting of Toquepala and Cuajone open-pit copper mines, the Toquepala SX-EW plant, as well as a mining unit in the port of Ilo, made up of a smelter, a copper refinery and a precious metals plant. SPCC stocks are listed on New York Stock Exchange under the quotation code of PCU and on the Bolsa de Lima under the code of PCUCI.

(ii) ITM is a subholding company which has no other business operations than (a) holding the stock capital of railway operating subsidiaries, (b) holding cash and short-term investments and (c) provide funds to, or receive funds from, subsidiaries involved in railway operations or in rendering services to other GMEXICO's subsidiaries. ITM owns 74% of the stock capital of GFM and Union Pacific Corporation through its subsidiary Mexican Pacific, LLC, from the United States owns the remaining 26%.

Railway operations are performed through a GFM subsidiary called Ferromex, which has three concessions from the SCT to operate the Pacific-North, Ojinaga-Topolobampo, and Nacozari-Nogales lines. In addition, it has trackage rights on the Coahuila-Durango and Querétaro-Saltillo lines, among others.

The railway line consists of 10,085 kilometers of way, which represents the largest coverage of Mexico's railway network. The Pacific-North line links Mexico's main cities: Monterrey, Guadalajara, and Mexico City, as well as the Pacific ports: Manzanillo, Mazatlán, Guaymas, and those in the Gulf of Mexico, Tampico and Altamira, - likewise it operates in Piedras Negras, Coahuila border. The Chihuahua Pacific line connects with two frontier cities of the United States with two important commercial runners that are Ciudad Juarez – Mexico City and Guadalajara - Nogales. Additionally it counts with straight transit rights for the railroads Line Coahuila Durango, TFM and Railroad and Terminal Valley of Mexico.

Intermodal Mexico, S. A. de C. V., was formed in July 2001 with the purpose of developing cargo transportation services by various means of transportation. The company started its operations in November of 2001. In 2002, Intermodal developed successfully in Guadalajara the program of containers for import and export, mainly in the automotive and auto parts sectors. Likewise, it started operations in Monterrey to support the railroad corridor Altamira-Monterrey and various operations in Torreon, Culiacan, and Mexicali. The information systems advanced in 2002 with the purpose of increasing and consolidating operations in 2003.

82-4582

x) Main Assets Description

1. Mining Concessions and Properties

Under Mexican law, mineral resources belong to the Mexican Nation, and a concession from the Mexican Federal Government can be granted to private entities to explore for or exploit mineral reserves. The Company's mineral rights arise from concessions granted by the SE pursuant to the "Ley Reglamentaria del Artículo 27 Constitucional en Materia Minera" and regulations thereunder (the "Mining Law"). The current Mining Law, promulgated in 1992, simplified procedures for obtaining concessions, extended the term of the concessions from 25 to 50 years and eliminated certain direct taxes previously applicable to mining revenues.

Mining concessions are granted either for exploration or for exploitation. An expoloration concession permits GMEXICO to explore for mineral resources on a non-renewable six-year term and confers pre-emptive rights when seeking an exploitation concession on the same land. The exploitation concession permits GMEXICO to extract minerals for up to a 50-year renewable period, and it is understood that GMEXICO has to pay a nominal fee thereon and comply with an exploitation program submitted to SE.

Mining concessions grant several specific rights to the concessionaire, including (i) the right to freely dispose of mineral products obtained as a result of the exploitation of the concession, (ii) the right to obtain the expropriation of, or an easement with respect to the land where the exploration or exploitation will be carried out, and (iii) the use of water in the mine to facilitate extraction. In addition, a concessionaire of a mining concession is commited, among other things, (i) to explore or exploit the relevant concession, (ii) to pay any fees imposed upon each of the concessions (iii) to comply with all environmental and safety standards and (iv) to provide information to the SE and permit its inspections , from time to time. Mining concessions may be terminated if, among other things, minerals being mined are not included in the concession or the obligations of the concessionaire are not satisfied. An assignment of mining concessions is only valid, if registered in the Public Registry of Mining.

GMEXICO generally owns the land its concessions relate to, although ownership is not required in order to operate a concession. GMEXICO also owns all of its processing facilities. GMEXICO main offices are located in Mexico City and GMEXICO has sales offices in Phoenix Arizona and a purchasing and logistics office in Tucson, Arizona.

(a) Mexcobre Unit Operations at La Caridad

The La Caridad is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, refined gold and silver, and recovered molybdenum and sulfuric acid. It operates the La Caridad mining complex, located in the State of Sonora, 22 kilometers southeast of the town of Nacozari de García and 150 kilometers south of the US-Mexico border. It includes an open-pit mine, a concentrator for copper and a molybdenum recovery, a smelter, a refinery, a copper rod plant, a precious metals refinery, a SX-EW plant a, lime plant, and two sulfuric acid plants. The smelter and the sulfuric acid plants are located 23 kilometers from the mine, and the lime plant is located in Agua Prieta, Sonora, 18 kilometers from the United States border. Access is by paved highway and by railroad. The concentrator started operations in June 1979, the smelter in June 1986, the first sufuric acid plant in July 1988, and the SX-EW plant in July 1995; the second sulfuric acid plant started operations in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery an mid-1999. The total book value of Mexcobre's property and equipment was $16,343.2 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

Geology

The La Caridad deposit is a porhyry copper typical of those in the Southern basin of the United States. The main rock types that exist prior to the mineralizing processes are diorite, granodiorite, quartz monzonite, and pegmatite in chronological order. Breccia bodies are also found. Alteration and mineralization patterns at La Caridad are comparable to those of other porphyry copper deposits in the southwestern of United States. Minable copper mineralization is mainly chalcocite, covellite (in a secondary enrichment blanket) and chalcopyrite.

Mining Operations

The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leach dumps and to the primary crushers. Drills, trucks and shovels are used in the mining process. The mine, which was originally designed to produce 72,000 metric tons of ore per day, has been expanded to produce 90,000 metric tons of ore per day in order to keep pace with the expansion of the concentrator. An average of 91,005, 89,759 and 67,547 metric tons per day of ore was mined in 2000, 2001 and 2002, respectively. The average copper content of the ore mined was 0.491% for 2000, 0.525% for 2001 and 0.535% for 2002. The stripping ratio at the mine (i.e., the ratio of waste materials plus leachable ore to ore mined) for 2002 was 1.88 to 1. The mine plan calls for an ultimate pit covering an area six square kilometers. The final pit has been designed with 45° maximum slopes, forty 15-meter benches, and a minimum of six months of exposed ore. Mining equipment includes 18 170-ton, seven TITAN 200-ton and 13 240-ton diesel-electric trucks, four electric shovels with a 17 cubic yards dipper, one electric shovel with a 38 cubic yard dipper, three electric shovels with a 40 cubic yard dipper, six electric rotary blasthole drills and a fleet of bulldozers, road graders, water trucks and other equipment.

Concentrator Operations

The concentrator, which began operations in 1979, was designed to process 72,000 metric tons of ore per day. It has undergone several stages of modification and has a current capacity of 90,000 metric tons of ore per day. Mexcobre uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations.

Ore extracted from the mine is processed at the concentrator, which produces a copper-molybdenum concentrate. Concentration consists of crushing and grinding the ore and separating copper-molybdenum ores from waste material by flotation. The copper-molybdenum concentrate is further processed at the molybdenum plant into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum is exported. The molybdenum recovery plant has a capacity of 2,000 metric tons per day of copper-molybdenum concentrates. A lime plant was built in 1980 to produce lime from limestone for use in the concentrating process. The lime plant has a capacity of 340 metric tons of finished product per day.

In 2000, 2001 and 2002, the copper ore processed averaged 91,164, 90,025 and 67,789 metric tons per day, respectively, with an average grade of 0.491%, 0.525% and 0.535% copper, respectively, and of 0.0430%, 0.0399% and 0.0403% molybdenum, respectively. During the same periods, 462,196, 503,834 and 333,885 metric tons of copper concentrates were produced, with average grades of 29.57%, 27.94% and 27.53%, respectively. The copper recovery was 53.45% for 2000, 81.57% for 2001 and 78.73% for 2002.

Smelting Operations

Copper concentrates are carried by trucks from the concentrator to the smelter, where they are processed and cast into copper anodes of 99.6% purity to be sold to refineries. Mexcobre's flash smelter of Outokumpu design became operational in 1986. The smelter's initial capacity of 180,000 metric tons per year was increased to 330,000 tons as of March 1997 with the addition of an El Teniente converter, and was further increased to 360,000 metric tons per year with the addition of a new shaft furnace in June 1999. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties. The first sulfuric acid plant, which started operations in July 1988, has a capacity of 2,650 metric tons of sulfuric acid per day, and the second plant, which started operations in January 1997, has a capacity of 2,160 metric tons per day.

Refining Operations

The Mexcobre Unit completed in July 1997 the construction of an electrolytic copper refinery at La Caridad. The refinery, which uses the permanent cathode technology developed by the Canadian company Kidd Creek, reached its maximum capacity of 300,000 metric tons per year in June 1999. The refinery consists of an anode plant with an AISCO preparation machine, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing Grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold.

Precious Metals Plant

Mexcobre has a precious metals plant operating as part of the La Caridad Complex. This plant has an hybrid technology where the hydrometallurgic section has Cobre-HG Mexican technology, the pyrometallurgy area with a Kaldo type fusion furnace and the Gold and Silver Refinery with technology from Boliden, Sweeden, which operations started in July 1999, and with an annual production capacity of 2.8 tons of gold of 99.99% purity and 500 tons of silver of 99.99% purity.

Copper Rod Plant

A new rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 metric tons by May 1999. The plant is producing 8 mm copper rods Magneto, Multilane and Standard quality with a purity of 99.99%.

SX-EW Facilities

Approximately 186 million metric tons of leachable ore have been extracted from La Caridad open-pit mine with grades between 0.10% to 0.32% sulfide copper. With an average grade of approximately 0.25% copper, this ore cannot be processed economically using the conventional smelting process and has been deposited in leaching dumps. In 1995, Mexcobre completed the construction of a new SX-EW facility at La Caridad, which has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre's production costs of copper. The facility has an annual production capacity of 21,900 metric tons and has received ISO 9002 certification from the International Standards Organization.

(b) Immsa's Operating Mining Units.

Immsa runs four underground mining complexes located in central and northern Mexico. All of Imasa's mining facilities use conventional mining technology and equipment. All plants and equipments are in good operating conditions. The total book value of the Immsa Unit's mining and metallurgical facilities was $4,647.6 million as of December 31, 2002 (restated in accordance with Mexican GAAP). Each of Immsa's principal mining complexes is described below.

Charcas

The Charcas mining complex is located 110 kilometers north of the city of San Luis Potosí, in the State of San Luis Potosí. The complex includes an underground mine and two flotation plants and produces zinc, lead, and copper concentrates, with significant quantities of silver. The Charcas mining district was discovered in 1573, and in the 20th century operations were resumed in 1911. The Charcas mine is characterized by low operating costs and good quality ores, and it is located near the zinc refinery. GMEXICO has increased the mine's production by 32% since 1993, and at present the Charcas mine is Mexico's largest producer of zinc.

The Charcas mining district occupies the east-central part of the Central Basin (Mesa Central) and is part of the Sierra Madre Oriental Metallogenic Province. The dominant mineral structures in the region are folds associated with faults in Mesozoic carbonate rocks. The Charcas mine encompasses the Zacatecas, Taraises and Cupido geological formations, which contain most of the silver, lead, copper and zinc ores. Ore occurs as filling fractures and as replacements at vein walls where limestone strata host rocks are favorable to substitution processes. The economically significant minerals located in the Charcas mines include prirargyrite, argentite, sphalerite, galena, pyrite, and chalcopyrite.

The principal mining equipment in the unit includes: 2 Robbins drillers, seven diamond bit drillers, seventy-two leg drillers, eight Jumbo drillers, one explosive charger, sixteen 5 and 6 cubic yard scooptrams, four 26-ton trucks, six locomotives with capacities ranging from 6,9,10,15, and 20 tons. The total book value of the Charcas unit property and equipment was $246.8 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The Charcas mine uses the hydraulic cut-and-fill method and the room and pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plants to produce concentrates. The combined capacity of the flotation plants is 4,000 metric tons of ore per day. 1,428,287, 1,445,849 and 1,342,703 metric tons of ore were mined at Charcas during 2000, 2001 and 2002, respectively. The lead concentrate produced at Charcas is sold to third parties in Mexico. The zinc and copper concentrates are treated at the San Luis Potosí zinc refinery and copper smelter.

Santa Barbara

The Santa Barbara mining complex is located 25 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua and includes three main underground mines and a flotation plant that produces lead, copper and zinc concentrates, with important quantities of silver. Gold-bearing veins were discovered in the Santa Barbara district in 1536. Mining activities in the 20th century were resumed in 1913.

The regional geology of the Santa Barbara mines consists of Cretaceous shales and interbedded limestons of the Parral Formation. The majority of zinc, copper and lead ore produced at Santa Barbara come from quartz veins filling fractures previously existng in the lutite and andesite rocks with dips of 50 degrees to 90 degrees. The zinc and lead content of the ore tends to decrease with depth while copper content in general increases with depth. Minerals formed at the Santa Barbara mine include sphalerite, marmatite, galena, chalcopyrite, and tetrahedrite. Gangue minerals include quartz, pyrite, magnetite, pyrrhotite, arsenopyrite, and fluorite.

The principal mining equipment at the unit include: three Robbins drillers, eight diamond bit drillers, 126 leg drillers, 10 drilling equipment (jumbos, simbas and rock drills) one bulldozer (5.2 m3/hr), 43 scooptrams with capacity ranging from 1 to 6 cubic yards, 18 locomotives with capacities ranging from 3.5 to 5 tons. The total book value of the properties and equipment of the Santa Barbara unit was $645.7 million as of December 31, 2002 (restated in accordance with Mexican GAAP)

The mining operations at Santa Barbara are more diverse and complex than at any of our other mines, with veins that aggregate approximately 20 kilometers in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stopes, long-hole drilled open stopes, cut and fill stopes and horizontal benching stopes. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant had a capacity of 4,800 metric tons of ore per day, and this capacity was increased to 5,700 metric tons of ore per day as of April 1998. 1,787,225, 1,847,975 and 1,590,650 metric tons of ore were mined at the Santa Bárbara mine during 2000, 2001 and 2002, respectively. The lead concentrate produced is sold to third parties in Mexico. The copper concentrates are treated at the San Luis Potosí copper smelter, and the zinc concentrates are either treated at the San Luis Potosí zinc refinery or exported.

San Martin

The San Martin mining complex is located in the municipality of Sombrerete in the western part of the State of Zacatecas, approximately 100 kilometers southeast of the City of Durango. Access is by paved road. The complex includes an underground mine and two flotation plants and produces copper, lead and zinc concentrates, with significant quantities of silver. The mining district in which the San Martin mine is located was discovered in 1555. Mining operations in the 20th century were resumed in 1949.

San Martin lies in the Mesa Central between the (western) Sierra Madre Occidental and the (eastern) Sierra Madre Oriental. The Mesa Central consists of cretaceous carbonate sequences with interbedded chert and shale deposits overlain by tertiary volcanic rocks of the Sierra Madre Occidental. The principal sedimentary rock formation in the San Martin district is the Upper Cretaceous Age Cuesta del Cura limestone, which consists of an interlayered sequence of shallow marine limestrone and black chert, overlain by shale and fine-grained clayed limestone. San Martin's mineral deposits are of three types: (i) veins; (ii) replacement ore bodies of metasomatic origin associated with veins; (iii) sedimentary strata. The most important mineral deposits of San Martin are replacement veins and bodies found in the Cerro de La Gloria granodiorite intrusion. An extensive zone of tactites west of the Cerro de La Gloria intrusion hosts the San Marcial, Ibarra, Ramal Ibarra, and Gallo-Gallina veins. The replacement bodies and veins are comprised of chalcopyrite, sphalerite, bornite, tetrahedrite, native silver, arsenopyrite, pyrrhotite, stibnite, and galena. Tactite deposits are dispersed throughout layers that alternate with barren chert beds without metallic values.

The principal mining equipment at the unit are: 2 Robbins drillers, 9 diamond bit drillers, 126 leg drillers, 10 Jumbo drillers, 9 scooptrams which capacity ranging from 6 to 8 cubic yards, two tractors, seven 14 to 24 ton trucks, eighteen 3.5 to 5 ton locomotives. The total book value of the San Martin unit properties and equipment was $738.9 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The horizontal cut-and-fill mining method is used at the San Martin mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plants to produce concentrates. The flotation plants have a total capacity of 4,600 metric tons of ore per day. 1,683,933, 1,863,002 and 1,237,051 metric tons of ore were mined at San Martin in 2000, 2001 and 2002, respectively. The lead concentrate is sold to third parties in Mexico. The copper concentrate is treated at the San Luis Potosí copper smelter and zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Santa Eulalia

The Santa Eulalia mining complex is located in the municipality of Aquiles Serdan, in the central region of the State of Chihuahua, 25 kilometers east of the city of Chihuahua. The complex includes two underground mines and a flotation plant that produces lead and zinc concentrates, with important quantities of silver. The mining district in which the Santa Eulalia mines are located were discovered in 1591. Mining activities in the 20th century resumed in 1918. Although Santa Eulalia has one of the richest mineral bodies of all of the Immsa Unit's mines, the cost of operation is high because a notable quantity of water must be removed in order to extract the ore.

Santa Eulalia is the largest district of its kind in the intersection of the Laramide-age Mexican Thrust Belt and the tertiary volcanic plateau of the Sierra Madre Occidental. The region contains Jurassic-Cretaceous carbonates, which overlie the pre-Paleozoic continental crust. A column of sediments at the base of the Santa Eulalia overlain by calcareous rocks contains most of the mineralized ore bodies in the district. The Santa Eulalia district contains iron, calcium and manganese, as well as lead, zinc, copper and iron sulphides. The mineral deposit is classified as Metasomatic with low temperatures and pressures of formation (Mesothermal), and consists principally of chimeneys and strata.

The principal mining equipments the unit has five diamond bit drillers, 68 leg drillers, two jumbo drillers, nine scooptrams with capacity ranging from 2 to 6 cubic yard, four 10 ton trucks. The total book value of the properties and equipment of the Santa Eulalia unit was $369.8 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The Santa Eulalia mining complex consisted of the San Antonio and Buena Tierra underground mines. San Antonio generated approximately 90% of the production. The hydraulic cut-and-fill and descending benches mining methods were used at the mines. The flotation plant has a capacity of 1,500 metric tons of ore per day, which reflects an increase from 800 metric tons of ore per day in April 1998. 225,844 metric tons of ore were mined at Santa Eulalia in 2000. The lead concentrate was sold to third parties in Mexico. The zinc concentrate was either treated at the San Luis Potosí zinc refinery or exported.

In October 2000, some discontent workers with their union leadership, stopped illegally the operations in the mine of Santa Eulalia, not allowing the entrance of trucks and contractors to the unit, by which the administration of the Company decided to close the operations temporarily until the month of October 2002, when the authorities declared the strike illegal, till then the Company and the Union agreed in Closing this mining unit, as well as the cancellation of the collective contract of workers.

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Velardeña

The Velardeña mining complex is located in the north-eastern part of the State of Durango, approximately 85 kilometers south-southwest of the city of Torreon in the State of Coahuila and includes two underground mines and a flotation plant and produces lead and zinc. The mining district in which the Velardeña mines are located was discovered in the 16th century. The Velardeña mining complex was operated intermittently from 1890 to 1930 and reopened in 1980.

The Velardeña mining district consists of a series of Cretaceous sedimentary rocks intruded by plutons and dikes of various compositions. The Cretaceous sedimentary sequence is formed by basal limestone covered by siltstone, sandstone, shales and black chert. Andesite and trachyte dikes are also present in the two mines. Mineralization at the Santa María mine is located on a trachyte dike which trends northwest and intrudes limestone beds along the northeast flank of the Sierra Santa María. Zinc ore occurs as fissure fillings, stockworks, dissemination and replacement bodies in the limestone. The minerals in the deposit include sphalerite, marmatite (iron-rich sphalerite), galena, argentite and chalcopyrite. Gangue minerals include calcite, pyrrhotite, pyrite and arsenopyrite.

The principal mining equipment this unit has includes: eight diamond bit drillers, 45 leg drillers, one jumbo driller, 14 scooptrams with capacities ranging from 2 to 6 cubic yards, and three 7 and 3 ton locomotives. The total book value of the Velardeña properties and equipment was $40.3 million as of Decemer 31, 2002 (restated in accordance with Mexican GAAP).

Both mines employed the shrinkage and room and pillar mining methods. The flotation plant has a capacity of 850 metric tons of ore per day. A total of 222,479 metric tons of ore were mined at Velardeña in 2000. The lead concentrate was sold in Mexico and the copper concentrate was either sold in Mexico to third parties or exported. The zinc concentrate was either treated at the San Luis Potosí zinc refinery or exported.

As a result of the decrease in the quality and content of the mineral that is extracted of this mine, in September 2000 the administration of GMEXICO, decided to close temporarily the operations, with purpose to reduce costs and to facilitate the exploration for the research of greater mining reserves that permit the viabililidad economic of this Unit. We expect that this unit could reopen its operations in the next 2 years.

Rosario

The Rosario mining complex is located in the southeast of the state of Sinaloa, on the western part of the western Sierra Madre, 100 kilometers east of the seaport of Mazatlan. This mining unit includes the Plomosas underground mine and a flotation plant that produces lead and zinc cocentrates, with significant quantities of gold and silver. The Rosario mines were discovered in the middle of the 16th century. Limited mining activities were conducted intermittently from 1950 until 1989, when large-scale mining began following Mexico Desarrollo Industrial Minero, S.A. de C.V. ("MEDIMSA") development of a flotation process capable of separating and concentrating the lead, zinc, and silver ore compounds. Shortly thereafter, the La Cruz Vein was discovered, Rosario's most significant ore deposit, and has become the center of mining operations at Rosario.

The Plomosas mine is located in the Metallogenic region of the Sierra Madre Occidental and consists of sequences of andesites, rhyolites, tuffs and ignimbrites covering Pre-Cambrian or Paleozoic rocks and Mesozoic sedimentary igneous rocks. The lead, zinc, copper, gold and silver ore bodies are of hydrothermal cavity-filling origin. The mineralization is found in veins, breccias, and stockworks.

The principal mining equipment the unit has are: two diamond bit drills, 27 leg drills, one jumbo drill, eight scooptrams with capacity ranging from 2 to 5 cubic yards, two 8-ton locomotives. The total book value of the Rosario unit properties and equipment was $5.8 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The room and pillar mining method with descending benches was used in the mine. The flotation plant has a capacity of 600 metric tons of ore per day. 98,162 metric tons of ore were mined at Rosario in 2000. The lead concentrate was sold to third parties in Mexico. The zinc concentrate was primarily exported.

As a result of the decrease in the quality and content of the mineral that is extracted of this mine, in September 2000 the administration of GMEXICO, decided to close temporarily the operations, with purpose to reduce costs and to facilitate the exploration for the research of greater mining reserves that permit the viabililidad economic of this Unit. We expect that this unit could reopen its operations in the next 3 years.

Taxco

The Taxco mining complex is located on the outskirts of the city of Taxco de Alarcón, in the northern part of the State of Guerrero, approximately 70 kilometers from Cuernavaca. The complex includes several underground mines and a concentrating selective flotation plant and produces lead and zinc concentrates, with some quantities of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century started in 1918.

The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitácuaro Massif. The geology of the Taxco district consists of basement schists overlain by Lower Cretaceous limestone and Upper Cretaceous shales. The ore bodies of Taxco are of three types; (i) ore filling fractures (veins formed from hydrothermal fluids); (ii) replacement ore bodies in calcerous rock; and (iii) stockworks. Fissure veins in the layer of schists, such as the El Cobre vein, contain the most important copper ore deposits. Silver and lead ores are also present in the fissure veins. There are over 40 veins in the Taxco district, 10 of which are currently being mined.

The principal mining equipment that the unit has include: five diamond bit drills, 67 leg drills, two jumbo drills, two bulldozers, 27 scooptrams with capacity ranging from 2 to 8.5 cubic yards, six 3.5, 8 and 20-ton locomotives. The total book value of the Taxco unit properties and equipment was $217.6 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

Immsa employs the shrinkage, cut-and-fill and the room and pillar mining methods at the Taxco mines. The flotation plant has a capacity of 3,300 metric tons of ore per day. 453,228, 559,839 and 433,800 metric tons of ore were mined at Taxco in 2000, 2001 and 2002, respectively. The lead concentrate is sold in Mexico. The zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Immsa Unit Processing Operations

San Luis Potosí Zinc Refinery

The San Luis Potosí electrolytic zinc refinery is located in the city of San Luis Potosí, state of San Luis Potosí. Built in 1982, it is one of the most cost efficient zinc refineries in the world. The refinery's cost of production, at less than US$ 400 per metric ton of zinc (US$18.1 cents per pound) after credits for by-products including sulfuric acid and silver, is among the lowest in the world. The total book value of the refinery was $1,122.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The plant was designed to produce 105,000 metric tons of refined zinc per year, by treating up to 185,000 metric tons of zinc concentrate from our own mines, principally Charcas, located only 112 kilometers from the refinery, and 15,000 tons of zinc oxide. Refined zinc production in 2000, 2001 and 2002 amounted to 105,879, 107,005 and 92,012 metric tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.995% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In addition, the plant produces as by-products a yearly average of approximately 175,000 metric tons of sulfuric acid, 600 metric tons of refined cadmium, 5,000 metric tons of copper residues and 15,000 metric tons of lead-silver residues.

San Luis Potosí Copper Smelter

The San Luis Potosí copper smelter is adjacent to the San Luis Potosí zinc refinery. The plant, which has been in operation since 1925, has gone through several phases of expansion and modernization, principally over the last

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ten years. The total book value of the smelter was $224.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The plant operates two blast furnaces (with a third on stand-by), which smelt incoming materials, mainly copper concentrates and copper by-products from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing an impure copper blister (97.4% copper), containing approximately two ounces of gold and 380 ounces of silver per metric ton. Of a total copper intake of 61,561 metric tons for 2002, approximately 95% was supplied by the Immsa Unit's mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2000, 2001 and 2002 amounted to 31,239, 30,664 and 24,382 metric tons, respectively.

As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 20% arsenic which, when treated, produces approximately 2,500 metric tons per year of high purity arsenic trioxide, which is, in turn, sold in the United States of America principally to the wood preserving industry. Approximately 15,000 metric tons per year of lead bearing calcines (approximately 27% lead) are sold annually to Industrias Peñoles, S.A. de C.V. ("Peñoles"). In order to maintain compliance with Mexican environmental laws, we intend to phase out operations at the San Luis Potosí smelter by 2004 and to consolidate its smelting operations at La Caridad. We do not expect to incur significant remediation costs for the shut down of this plant, but freight costs associated with transport of copper concentrates to the La Caridad Smelter have increased.

Nueva Rosita Coal and Coke Complex

The Nueva Rosita coal and coke complex commenced operations in 1924. The complex is located in the state of Coahuila, on the outskirts of the city of Nueva Rosita near the Texas border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 metric tons of coal, and a 21-coke oven facility capable of producing 90,000 metric tons of metallurgical coke per year at an average cost approximately 40% below international market prices. The room-and-pillar mining method is employed at the underground coal mine with continuous miners. The coke oven installation supplies the San Luis Potosí copper smelter with low cost coke, resulting in a significant cost savings to the smelter. The surplus production (approximately 55,000 metric tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The total book value of the complex was $397.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP). The complex includes a coal washing plant completed in 1998, which had a capacity of 550,000 metric tons per year and produces cleaner coal of a higher quality.

(c) Cananea Complex Operations

The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, located 112 kilometers from La Caridad and 60 kilometers south of the Arizona border on the outskirts of the town of Cananea. The mining complex includes an open-pit mine, a concentrator and two SX-EW plants. Access is by paved highway and railroad. The Cananea deposit is one of the world's largest porphyry copper deposits. The total book value of the Cananea Unit's property and equipment was $7,185.7 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

Geology

The Cananea mine is unusual because the copper grade increases in deeper strata, unlikely most copper deposits that show a decline in quality in the deeper parts. The Cananea region is within the beginning of the southern mountain range that covers southern Mexico up to northwestern United States. Geological and structural features in the district setting are representative of large copper deposits of the disseminated prophyry type. The district lies within the Basin and Range Metallogenic province. A series of Paleozoic sediments from Cambrian to Carboniferous, lithologically equivalent to a section in southeastern Arizona, overlie a Pre-Cambrian granitic basement.

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Mineralization occurred in several stages. Firstly, an early pegmatitic state, associated with bornite-chalcopyrite-pyrite-molybdenite assemblage in breccia pipes. It is followed by a widespread flooding of hydrothermal solutions accompanying extensive quartz-pyritic-chalcopyrite mineralization. A distinct pyrite-quartz stage envelopes and closes the primary sequence. Extensive and pervasive feldspar destructive sericitic and argillic alteration events are evident throughout the district's igneous rock complex.

Mining operations

Cananea uses a conventional open-pit mining method. In recent years the Cananea Unit has invested in equipment to improve stripping capacity and has undertaken accelerated removal of the substantial excess overburden from the mine. An average of 282,719, 259,755 and 242,288 metric tons of material per day were mined in 2000, 2001 and 2002, respectively. The stripping ratio was approximately 3.65 to 1.0 during 2002 and the average copper content for 2002 was approximately 0.565%. Mining equipment includes 11 rotary drills, five 360-ton trucks, seven 260-ton trucks, 20 240-ton trucks and 26 170-ton trucks, one 70-cubic yard shovel, one 54-cubic yard shovel, two 40-cubic yard shovels, one 36-cubic yard shovel and five 30-cubic yard shovels.

Concentrator operations

Cananea's current concentrator was constructed in 1986; initially, the concentrator had a capacity of 62,500 metric tons of ore per day, which was increased to 80,000 metric tons in May 1988. An average of 63,943, 56,250 and 53,314 metric tons of ore were processed daily in 2000, 2001 and 2002, respectively, with average grades of 0.521%, 0.501% and 0.565% of copper respectively. A total of 379,640, 314,354 and 323,351 metric tons of copper concentrates were processed during the same periods, respectively, with average grades.of 25.70%, 26.15% and 26.79% of copper, respectively. The copper recovery was 79.86 in 2000, 80.03 in 2001, and 80.48% in 2002. Currently, the copper concentrates are sent to the Mexcobre smelter at La Caridad for further processing.

The New Crushing System

The Cananea Unit new leachable low-grade ore crushing system was built during 1997 and completed in the beginning of 1999. This system improves the metallurgical recoveries and reduces the operating cost.

SX-EW Facilities

The Cananea Unit operates a leaching facility and two SX-EW plants. All copper ore with a grade lower than the mill cut-off grade (0.4%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. In November 2001, we completed the first phase of the expansion of one of the SX-EW facilities. The Cananea Unit currently maintains 4.2 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.0 grams of copper per liter. The SX-EW facilities have a total capacity of 54,750 metric tons of copper cathodes per year. In 2000, 2001 and 2002 copper cathode production was 33,788, 39,952, and 50,041 metric tons, respectively. The SX-EW facilities at Cananea received ISO 9002 certification from the International Standards Organization.

(d) Asarco

Asarco's copper business includes integrated copper operations in the United States. The copper business in North America includes the Mission and Ray mines in Arizona, and of 75% of a copper mine in Silver Bell, Arizona, a zinc mine in Tennessee, a copper smelting plant in Hayden, Arizona; a copper smelting plant in El Paso, Texas a lead smelting plant in East Helena, and a copper refinery in Amarillo, Texas. Operations at the smelting plant in El Paso were suspended for three years in 1999. Asarco is also the owner of 49.9% of Montana Resources Incorporated MRI, a molybdenum and copper mine in Butte, Montana.

Mission Complex

The Mission Complex is located 30 kilometers from Tuscon, Arizona. Asarco started operations at the Mission complex in 1961. In the course of time, the adjacent Eisenhower, Pima and San Javier Sur mines were acquired and incorporated as separate mines, but they are now part of the same cut, which is now 2.4 kilometers wide and 3.2

kilometers long. Together with the neighboring mine of San Javier Sur, the Mission complex has an approximate annual production capacity of 114,000 metric tons of contained copper.

The cuts are formed by 12 meter high banks, which allow for selective mining operation and greater ease in mineral transportation. The extraction equipment mainly consists of three electric shovels with scoops which vary in size from 46 to 60 cubic yards, five 28 cubic yard shovels, six electric drills, one diesel-electric drill, one diesel-hydraulic drill, nine 320-ton trucks, eight 240-ton trucks, twenty 200-ton trucks and two 170-ton trucks.

In the concentrating area, the primary, secondary and tertiary processes of the crushers reduce the ore size from 5 feet down to three-quarters of an inch. The ore is then combined with water and earth to obtain a dust consistency through a milling process, by means of a series of bar and ball mills. The product of this process is sent to the flotation process, where it is combined with biodegradable reactors, as well as with air injection. The reactors cause the separation of metallic particles, which adhere to the bubbles formed by injected air and float to the top, where they are separated and sent to the filtering process in which the copper concentrate is obtained, with an approximate copper content of 27%. The sterile material is deposited at the bottom of the basins, and it is discharged to the tailing dams by means of water. The copper concentrated is sent to the copper smelting plant. 80% of the water used in the process is recycled. In 2000, 2001 and 2002 a total of 56.637, 55,834 and 24,033 million metric tons of ore, respectively, were extracted.

In function to the high costs of operation of this mining unit, the persistence of low copper prices and as part of the corporate discipline of the Group Mexico, during October 2002 announced a decrease in the mining operations of this unit, for which proceeded to notify the workers of said reduction of operations, which will resumed as soon as copper markets improve.

Ray Complex

The Ray mining complex is located between the cities of Tucson and Phoenix, Arizona, and it is made up of an open pit mine, two concentrating plants, a SX-EW plant and the Hayden smelting plant. Asarco acquired the Ray mine at the end of 1986 and it has increased its capacity since then. The Ray mine contains copper sulphides and copper oxides. Copper sulphides are mined and milled to prodûce copper concentrates in the same manner as described for the Mission complex. At the Hayden concentrating plant the ores are treated in the conventional way using bar and ball mills, and at the Ray concentrating plant, which started its operations at the beginning of 1992, semi-autogenous pulverization technology is used. A crushers system within the mine and a conveyor belt system completed in 1991, provide the copper sulphide ores for both concentrating plants. In 2000, 2001 and 2002, 77,518, 79,506 and 65,362 million metric tons of ore, respectively, were extracted.

Copper is also obtained from the copper oxides from the Ray mine and from low-grade ore, and for their recuperation the heap and leaching weirs methods are used. A diluted solution of sulphuric acid is used to generate a copper charged solution, which is treated at the SX-EW plant to produce refined copper cathodes. The annual capacity of the SX-EW plant is approximately 41,000 metric tons of cathodes. During 2000, 2001 and 2002, 38,819, 46,702 and 41,936 metric tons of cathodes, respectively, were produced. The extraction equipments consists mainly of five electric shovels with scoops the size of which varies from 41 to 56 cubic yards, one 15 cubic yard electric shovel and 37 diesel-electric 240-ton trucks.

Montana Resources

In 1989, Asarco acquired 49.9% of the capital stock of Montana Resources, which is the owner of an open pit mine and a concentrator plant located in Butte, Montana.

The mine is 2.4 kilometers long by 100 meters deep. The ore from this mine is treated in a conventional way and it has an annual production of approximately 45,000 metric tons of copper content, and approximately 3,600 metric tons of molybdenum content. The concentrate produced is sold to third parties. During 2000, 16.478 million metric tons of ore, were extracted. The extraction equipment mainly consists of twenty-three 170-ton diesel-electric trucks, three 15 cubic yard electric shovels and one 28 cubic yard electric shovel.

024502

In July 2000, Asarco management decided to discontinue operations because of the increase in the price of fuel, and will remain in this status until economic conditions improve.

Silver Bell

This property, located in Arizona, was acquired by Asarco in 1915, and it was operated as an underground mine up to 1954, when it was developed as an open pit mine. Since 1954 the copper grade diminished and, therefore, its exploitation was not profitable, in view of which, since that date, only 1,700 metric tons of cathodic copper were produced by precipitation. In 1996, the construction of a new SX-EW plant with an annual production capacity of 18,000 tons of cathodes was started. Mitsui & Co acquired 25% of the ownership of this property. The estimated leachable ore reserves of this mine are 197 millions tons, containing 784 million pounds of recoverable copper.

There are two pits at this mine and a third is being excavated. Copper is obtained from copper oxides and for their recovery the heap and leaching dump methods are used. A diluted sulphuric acid solution is used to generate a copper charged solution, which is treated at the SX-EW plant to produce refined copper cathodes. During 2000, 2001 and 2002, a total of 18,276, 19,043 and 20,391 metric tons of cathodes, respectively, were produced. The main equipment of this mine consists of four shovels with scoops the sizes of which range from 18 to 20 cubic yards, and eight 170-ton trucks.

The Tennessee Zinc Mines

Asarco operates the Immel, Young New Market and Coy underground zinc mines, as well as two concentrator plants located close to Knoxville, Tennessee. Asarco acquired these properties in 1971 from American Zinc Co., which had been exploiting this area since 1911. These mines are located in the Mascot-Jeferson geological district. Zinc sulphate known as sphalerite is virtually the only ore present. The deposit is of a relatively low grade, close to 3%. The mining exploitation of zinc is economically viable, due to the use of efficient extraction methods. Close to 80% of the ore is turned into commercial products, including zinc concentrates, additioned for construction, agricultural lime, etc. During 2000 and 2001, a total of 2,224 and 1,490 thousand tons of ore were extracted, and 90,323 and 71,900 tons of zinc concentrates were produced, respectively. The extraction equipment consists of six Jumbo VCR 150 drills at the Young mine, three diesel-hydraulic drills and one electrical-hydraulic drill at the Coy mine, and five Jumbo drills at the Immel mine, plus a fleet of special trucks for underground mines.

In October 2001, Asarco management decided suspend operations temporarly, due to low market prices, which that mineral Tennessee produces and they will remain in this status until market conditions improve.

The Smelting Plant in Hayden, Arizona

Since its initial construction in 1912, this smelting plant has been expanded and improved. As of date, this smelting plant has an annual processing capacity of 720,000 tons of copper concentrates. An oxygen plant produces oxygen for the furnace and the sulphuric acid plant recovers the sulphur dioxide produced during the smelting process. A water treatment plant recovers the water, and it is recycled to the sulphuric acid plant. The copper concentrates arrive at the smelter by railroad, and they are sampled. This plant complies with all the State and Federal environmental regulations. During 2000, 2001 and 2002, a total of 192,431, 198,813 and 171,426 metric tons of copper anodes were produced, respectively.

Assayed for determination of metallurgical values, the concentrates are discharged and mixed with silica, after which they are transferred by conveyor belts to the drying chambers, where they are dried and stored before they are introduced to an instant furnace. 95% pure oxygen is injected, which causes an immediate combustion. A liquid rain is produced and the sulphur contained in the concentrates reacts with oxygen to provide the necessary heat to maintain a continuous combustion. As a result of this fusion, the melted concentrate is divided into two layers at the furnace bottom, a lighter layer which is kept on the upper part and which is formed by iron and silica, which is discharged to the furnace, and the lower layer, called "matte", which contains approximately 60% of copper, plus sulphur and iron, which is transferred to the converters, where the sulphur and iron contents are extracted to get a 98.5% pure copper blister. The copper blister is sent to the anode oven for additional treatment, the result of which is a purity increase reaching 99.4%, as well as the anode molding into 825 pound pieces, each. These anodes are shipped to the Amarillo, Texas Asarco refinery, where they are refined to attain 99.99% purity.

The smelting plant has a large number of environmental controls, in order to decrease and capture process particles and gases. The driers and furnaces are ventilated by secondary bells. The electrostatic precipitators and the sack cases capture and collect the gas particles before they are released. The instant furnace and the converters have primary bells which capture sulphur dioxide; the acids plant processes these gases through settling chambers, electrostatic precipitators, a catalytic converter, heat exchangers and cooling towers, in order to obtain sulphuric acid. This by-product is sold and used in numerous processes, including the production of fertilizers, water treatment, and in the copper ore leaching process.

The instant furnace processes, the sulphuric acid plant, the production of oxygen, the sulphur dioxide emissions and other processes, are controlled through a central computerized system.

All of the water used at the Hayden plant is recycled. Some additional facilities include a power house, workshops, sulphuric acid warehouses, employees' dressing rooms, administrative offices and a medical clinic.

East Helena Lead Smelting Plant

This smelting plant was built by Asarco in 1888, and it has expanded and its processes have improved through time. It is presently used to treat lead concentrates from Latin America, including Peru, Bolivia, Mexico, and from many states in the United States.

Lead concentrates are received at the smelting plant by boat and railroad, and they are sampled and assayed to determine the metalurgical values. The concentrates are unloaded and mixed with silica and diesel for their sintering; thereafter, they are transferred by conveyor belts to the sintering furnace, where they are roasted to produce sinter, a material similar to volcanic lava. Later on, the sinter is mixed with coke and some by-products, and it is melted in an air injection oven. The lead oxide is reduced to liquid lead, which flows to the lower part of the furnace, where it is separated into slag and "bullion". The "bullion" lead, which contains other metals, such as copper, gold and silver and a small antimony, bismuth and tin quantity, is transferred to dross containers. Dross and copper rise to the upper part of the container by cooling. The Dross is separated and the bullion lead is treated to take away other metals, then it is molded and shipped for sale. During 2000 and 2001, this plant produced 61,276 and 9,745 tons of bullion lead, respectively.

On February 2, 2001 Asarco announced its plans to indefinitely discontinue the lead smelting plant operations at East Helena, Montana, USA, due to the impossibility of obtaining adequate amounts of crude mineral for the smelting plant to carry out continuous economic operations. The realization book-value of the smelting plant at East Helena was US$56.6 million as of December 31,2000.

Amarillo Metallurgical Complex

This metallurgical complex is located in Amarillo, Texas, and it includes a copper refinery, a copper wire rod plant, production plants of various forms of copper, such as "slabs" or "cake" or copper plate "billets", a precious metals refinery and a nickel plant.

The anodes produced at the Hayden smelting plant are sent to the copper refinery, together with those produced by third parties, up to a capacity of 250,000 tons per year. This capacity was increased by raising the density of the current, beside the improvement of the circuit clarifying solution. It is possible to increase production capacity by raising the density of the current even more, which is now being considered, in proportion to complementary raw material availability. The anodes received at the refinery are suspended in tanks containing sulphuric acid and copper sulphate. An electrical current is sent through the anodes and the chemical solution to produce anodic copper with 99.99% purity. Other impurities (including gold and silver) settle at the bottom of the cells. During 2000, 2001 and 2002, this plant produced 324,693, 324,632 and 188,744 metric tons, respectively, of copper cathodes.

The silts recovered from the above mentioned process are sent to the precious metals refinery within the same complex where, together with the gold and silver scrap, they are processed and refined electrolytically. The refinery has a production capacity of 600,000 troy ounces of gold and 40 million ounces of silver. During 2000, 2001 and 2002, a total of 20,776,653, 23,744,571 and 14,942,029 ounces of silver, and 114,386, 106,840 and 65,344 ounces of refined gold, respectively, were produced. This complex also has a copper wire rod plant and a copper plate plant, which consists of a furnace to remelt the cathodes and inject them into continuous molding processes to obtain copper wire rod, with an annual capacity of 300,000 tons, and during 2000, 2001 and 2002, a total of 235,271, 226,663 and 174,276 tons, respectively, were produced. The copper cake plant has an annual capacity of 150,000 tons, and in 2000, 2001 and 2002, a total of 103,809, 46,120 and 46,960 metric tons were produced.

Additionally, this complex has a nickel plant with a production capacity of 710 tons per year. In 2000, 2001 and 2002, 450, 468 and 120 tons, respectively, were produced.

Other operations

In addition to the main operations described above, Asarco has various minor processes listed below:

Plant	Product	2000 Production	2001 Production	2002 Production
Globe Omaha, Ne.	Litharge	565	529	401
	Bismuth Oxide	18	17	15
	Bismuth alloys	88	195	220
Encycle Tx.	Nickel	254	143	27

The plant in Globe, Colorado continued producing litharge, electrolytic antimonium, and extremely high purity quality with great acceptance in the market, with important aggregated value because of its excellent quality. Encycle, Inc., a Subsidiary plant in Texas, which processes a series of chemical by-products, with nickel mainly, using EMU technology, has significantly increased its production and marketing.

Hydrometrics, a company which is engaged in environmental engineering and construction of specialized works in that field, was refocused toward studies and works more related to its specialty, eliminating activities related to other kinds of works that were previously performed, which has significantly improved its results.

(e) SPCC

The SPCC operations include the mining, milling and flotation of copper containing ores, the smelting of copper concentrates to produce copper blister, and the refining of copper blister to produce copper cathodes.

SPCC also produces refined copper using SX-EW technology. Likewise, it processes silver, molybdenum content and small quantities of other metals as by-products. The silver is sold as an element contained in copper blister, or it is recovered as bars in the refining process. Molybdenum is recovered from the copper concentrate in a molybdenum by-product plant.

The Copper production process

The copper production process begins at the open pit mine. In first place, drilling is conducted, and thereafter the residual rock and the copper-containing ore are blasted; later on, the latter is loaded on diesel-electric trucks by means of electric shovels. The tailings are transported to areas used for this purpose. The copper ore is deposited in wagons and transported to the crushing circuit, where rotary crushers break up the copper ore into particles not larger than ¾ of an inch.

After, the ore is transported to bar and ball mills that mill it until it acquires a dust consistency. The finely milled ore is stirred in a water and chemical solution and pumped as a mud to a flotation separator. Later, the solution is ventilated, which produces a foam that takes the copper ores, but not the residual rock, to the surface. Then, this foam is extracted and filtered to produce copper concentrates. The residual rocks, called sweepings or tailings, are sent to the tailings warehouse facilities. The copper concentrates (which contain a copper grade of approximately 26% to 28%) are transported by railroad to the smelting plant.

At the smelting plant, the concentrates are mixed with fusing agents, which produce "matte" and "slag". The "matte" from air furnaces has an approximate copper content of 35%, and the "matte" from the El Teniente converter has an approximate copper content of 73%. The slag is a smelting process scrap, and it contains iron and other impurities. The "matte" is transferred through ladles to the converters, where it is oxidized in two stages. First, iron sulphides of the "matte" with silica are oxidized to produce a slag that is returned to the air furnaces. Secondly, the copper obtained from the sulphide in the "matte" is oxidized to obtain the copper blister. This copper blister has an approximate copper content of 99.3%. Part of this copper is sold to customers. The rest is transferred to the Ilo refinery.

The copper blister is treated in the ovens of the smelter to elevate the metal grade to 99.7% of copper and molded like anode of 425 Kg. The anode molds are loaded to the cells electrolyte together with the sheets of starter and filled with electrolyte composed by sulfuric solutions of acid, sulfato of copper and additives. Continuous electric current through the electrodes for the refining of the copper is connected producing cathode electrolytics with a content of 99.998% of pure copper. The silver and small quantities of other contained metals in the ánodos are separated like mud anode by decantación in the cells for its subsequent recovery. SPCC also produces low-cost copper cathodes at its SX-EW plant. In the SX-EW process, the ore is leached with sulphuric acid to extract its copper content. The diluted acid and copper solution obtained from the leaching operation is stirred vigorously with a solvent that contains chemical additives, which attract the copper ions. Since the solvent is lighter than water, it rises to the surface, taking the copper with it. Then, the solvent is skimmed with an acid solution that releases copper from the solvent. The resulting acid and copper solution is transferred to the electrolytic extraction tanks, where copper is turned into sheets over cathodes, as in electrolytic refining. The SX-MW process produces copper cathodes ready for their transportation and sale, without any ore crushing, concentration or smelting.

TheToquepala Mine

The Toquepala mine is a porphyric copper deposit located at an altitude of 10,000 feet on the flank of the Western Andes Mountain Range, close to the Peru-Chile border. The mineral deposit has been known since the beginning of the 19th. Century, but the economic feasibility for exploitation of this deposit was not tested until 1952. The mine construction and development started in 1956, and Toquepala has been in production since 1960.

The Toquepala copper deposit is located on the northwestern oriented copper belt where the Cuajone deposit is located. The geology of the Toquepala deposit consists of diorite and adjacent volcanic rocks penetrated by igneous rock and faults composed of dacite porphyries. This intrusion activity was followed by a period of intense hydrothermal alteration and mineralization, accompanied by breccia tubes.

There have been several phases of copper mineralization associated with breccia formation and hydrothermal activity periods. The result was that sulphide minerals were deposited in the altered rocks. There is no close relation between the type of rock and the mineralization intensity, in spite of the fact that the highest copper grades appear in the mineral breccia, regardless of the types of rocks that form the breccia fragments.

Inside the breccia column, there are relatively homogeneous, high-grade copper mineralization areas. However, an area within the breccia with a north-south orientation, known as the "confused area", contains high, but erratic copper values. It is hard to predict the copper grades in this "confused area".

The Toquepala mine has, at the present time, a diameter of 1.9 kilometers on its surface perimeter, and is approximately 1,300 feet deep. Operations are conducted in three eight-hour shifts, six days a week. More than 95% of the explosives consumption is in the form of ammonium nitrate. The mine has three 72-ton shovels, four 22-ton shovels, four electric rotary drills, seventeen 217-ton mine trucks, five 231-ton mine trucks, ten 181-ton mine trucks and ten 109-ton mine trucks. Toquepala also uses a railroad to transport the ores from the mine to the concentrating plant. The mine is designed with 60 and 80 meter wide sequential push-backs, which is a standard mining method for copper porphyries. The roads are designed with an 8% slope and they are 35 meters wide.

The acquisition of new equipment and technology has been going on at Toquepala since 1991 to improve operations. The Toquepala concentrating plant was built between 1956 and 1958 to process 32,660 tons of ore per day, said capacity having been increased to 60,000 tons per day. Plant main equipment is one primary crusher, three secondary crushers, six tertiary crushers, eight bar mills, 24 ball mills and 8 ball mills for remilling. It also has 4

82-4582

OK-100 flotation cells, 3 OK-50 flotation cells, and 8 column cells and 4 flotation cells 130 m^3 and 24 flotation cells WEMCO 42.5 m^3 capacity..

Additionally, in 1962, a molybdenum recovery plant was built. Besides the open pit mine, the crushing and concentrating plants, the Toquepala mine includes maintenance facilities with a capacity to repair the equipment presently used. In general, the equipment used at Toquepala is in good condition. Toquepala has railroad and road communication with Cuajone and Ilo, and the energy is supplied by a power plant at Ilo through a 79 kilometer transmission line.

In 2000, 2001 and 2002, a total of 105,635, 122,751 and 125,424 tons, respectively, of copper concentrated, were produced.

The SX-EW Plant

Since the sixties, SPCC has stored at its properties low grade copper material, which it is now able to process and produce refined copper cathodes with 99.99% purity, by means of an extraction process with solvents and electrolytic deposition (SX-EW). The SX-EW plant started its operations at the end of 1995.

También desde Cuajone se transfiere cobre proveniente de la lixiviación del mineral oxidado, el cual llega a Toquepala siguiendo el trazo de la línea de ferrocarril de SPCC. In the third quarter of 1999, the plant expansion was completed to produce 56,000 short tons per year. In October 2001 it was completed phase II SX-EW project, with a total cost of US$18.2 million from US$22.5 million budget.

In 2000, 2001 and 2002, 56,065, 54,428 and 52,854 tons of cathodes, respectively, were produced at this plant.

The Cuajone Mine

The Cuajone mine is located 24 kilometers north-east of the Toquepala mine and, as the latter, it is a porphyry copper deposit. Its construction and development started in 1969 and the mine has been in operation since 1976.

The deposit of copper in Cuajone consists of rocks intrusivas of pórfido of latita, and short volcanic rocks of composition andestic and riolitic. The zone of economic mineral of copper in Cuajone is estipulated by its regular form, homogeneity of grade and simple mining and is related to intrusive rocks, as well as contact of these with the volcanic rocks.

Currently, the mine is of elliptic form with the greater axis in Northwest direction of 2.5 kilometers and the axis less than 2.0 kilometers in Northeastern direction with a depth average of 750 m. The operations are carry out in two shifts of twelve hours per day, seven days of the week.

The load is carried out through 2 shovels with a capacity of 72 tons each one, 1 shovel with capacity of 54 tons and one shovel with a capacity of 22 tons, a front carrier with a capacity of 46 tons. The drilling for explosive is produced with 3 electric drills. The use of transportation with trucks and railway freight cars combines the flexibility and the capacity of the trucks to rise, with the efficiency of transportation of large distances. The mine has 8 trucks of 231 tons of capacity each one and 18 trucks with a capacity of 217 tons each one. The planning of the exploitation of the mine is secuencial. At present, the highways have slopes of 8% and 10% and have a wide one of 35 meters.

The mineral of the mine is transported for railroad to the primary crusher of the Concentrator of Cuajone, located seven kilometers of the mine. The original capacity of the concentrator, of 40,800 metric tons for day, was increased in 1995 to 58,000 metric tons for day. Subsequently, during 1999, once again it increased the capacity to 87,000 metric tons for day. To date, the primary crusher is comprised of, 1 primary crusher, 3 secondary crushers, 1 thirstiness crushers, 10 mills of balls, 4 mills of balls for smelter and 1 vertical mill, as well as 30 cells of flotation OK-100 and 6 cells of column.

In 1980 a plant for the recovery of molybdenum was built. The molybdenum is an important by-product in Cuajone. The distribution of molybdenum differs of the distribution of the copper in which is very erratic in terms of grade, in spite of the fact that concentrations of high grade of molybdenum are found in the Southwest and Northeastern sides of the zone of mineral.

Besides the open pit, crushers and concentrator, the mine of Cuajone includes installations for the maintenance of the mining equipment and crushers. In general, the machinery used in Cuajone is found in good conditions. Cuajone communicates with Toquepala and Ilo through a railroad and by highway, and the energy is supplied for two plants of energy located in Ilo, of property of third parties, through a line of broadcast of 85 kilometers.

In 2000, 2001 and 2002, a total of 178,964, 165,085 and 168,208 thousand metric tons of copper concentrates, respectively, were produced.

The Ilo Smelting Plant

SPCC's Ilo smelting plant began its operations in 1960. It is located approximately 16 kilometers north of the port city of Ilo and it can be reached by road. In 1976, the smelting plant was expanded to handle the Cuajone mine production. At the time of the expansion, two new air furnaces and three converters were added. The smelting plant has a conventional design and uses two air furnaces to produce a copper "matte" which is thereafter blown into seven Pierce-Smith converters to produce copper metal. Currently, the smelting plant has a nominal copper blister production capacity of 300,000 metric tons per year. In 1995, SPCC installed a converter called El Teniente, to replace one of the air furnaces, and an oxygen plant to supply enriched air to the new converter.

SPCC also operates sulphuric acid production plants, from the capture of 30% of the sulphur anhydride emission. In 2002, SPCC produced 355,344 tons of sulphuric acid. Part of the acid that is produced is used by SPCC to leach the ore at its SX-EW plant, the remainder is sold in local markets.

This plant produced in 2000, 2001 and 2002, a total of 295,848, 328,241 and 316,493 tons of copper blister, respectively.

The Ilo Refinery

The Ilo refinery is located 6.4 kilometers north of Ilo, and it was built in 1975. The refinery has communication with the Ilo smelting plant by a 10 kilometer railroad track. SPCC recently completed an expansion of the refinery, which increased its annual capacity to 280,000 metric tons of copper. All the copper blister processed at the refinery comes from the SPCC smelting plant.

The refinery consists of an anode plant, an electrolytic plant and a precious metals refinery plant. It also has various auxiliary facilities, including a desalination plant and a small diesel-motor power plant. The refinery produces high quality (Grade A) copper cathodes, which have a registered trademark at LME. The refinery also produces gold, silver, selenium and nickel sulphate as by-products.

In May 1994, SPCC acquired the Ilo refinery from the Government entity and through a public bidding process called for the privatization of the Ilo refinery. Substantially all the income of the refinery before its purchase by SPCC came from refining fees under a contract entered into between the Government entity and SPCC, the conditions of which were determined by said Government entity.

The operating costs incurred by SPCC at the Ilo refinery are lower than the refining costs SPCC previously had to pay for the refining of its copper blister into copper cathodes. The purchase of the Ilo refinery has allowed SPCC to integrate its operations, from the mining of copper ore to the production of refined copper, and thus reduce its cash costs.

In 2002, the refinery produced 281,669 tons of copper cathodes, in 2001, a total of 277,260 tons of copper cathodes and in 2000, a total of 264,743 tons of copper cathodes.

A summary of the mining properties is presented below:

024562

GRUPO MEXICO, S.A. DE C.V.
Capacity Production Mines and Plants in 2002
(TONS)

Facility	Unit	Product	Capacity	% Utilization	Usefull Life
Mine/Concentrator	Mexcobre	Extraction and milling ore	32,400,000	67%	22
Molybdenum Plant	Mexcobre	Molybdenum	720,000	100%	28
Smelting	Mexcobre	Anodes	360,000	66%	36
Sulfuric Acid Plant	Mexcobre	Sufuric acid	1,565,520	45%	18
SX/EWPlant	Mexcobre	Cathodes	21,900	88%	22
Copper Refinery	Mexcobre	Cathodes	300,000	67%	45
Copper Rod Plant	Mexcobre	Copper Rod	150,000	65%	44
Precious Metals Plant	Mexcobre	Anode slimes	2,800	41%	48
Lime Plant	Mexcobre	Quicklime	122,400	79%	30
Smelting	Immsa San Luis Potosí	Blister	230,000	47%	17
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Zinc	100,000	92%	33
		Cadmium	600	98%	33
		Sulfúric Acid	175,000	97%	33
Coke Plant	Immsa Nueva Rosita	Coke	120,000	70%	12
Coal Mine		Coal	1,068,000	98%	28
Mine/Concentrator	Immsa Charcas	Extraction and milling ore	1,476,000	91%	13
Mine/Concentrator	Immsa Taxco	Extraction and milling ore	1,079,100	40%	17
Mine/Concentrator	Immsa San Martin	Extraction and milling ore	2,230,400	55%	9
Mine/Concentrator	Immsa Santa Barbara	Extraction and milling ore	1,574,400	100%	16
Mine/Concentrator	Mexcananea	Extraction and milling ore	29,200,000	65%	102
SX/EWPlant	Mexcananea	Cathodes	54,750	90%	42
Mine/Concentrator	Asarco Mission, Az.	Extraction and milling ore	21,900,000	36%	18
Mine/Concentrator	Asarco Ray, Az.	Extraction and milling ore	21,900,000	73%	39
Smelting	Asarco Hyden, Az.	Anodes	200,000	86%	22
SX/EW Plant	Asarco Ray, Az.	Cathodes	46,300	91%	39
SX/EW Plant	Asarco Silver Bell, Az.	Cathodes	20,000	100%	12
Sulfuric Acid Plant	Asarco Ray, Az.	Sulfúric Acid	650,000	77%	22
Copper Refinery	Asarco Amarillo, Tx.	Cathodes	500,000	38%	27
Copper Rod Plant	Asarco Amarillo, Tx.	Copper Rods	245,000	71%	27
Copper Cake Plant	Asarco Amarillo, Tx.	Cakes	130,000	36%	27
Nickel Plant	Asarco Amarillo, Tx.	Metallic Nickel	710	17%	27
Precious Metals Plant	Asarco Amarillo, Tx.	Anode slimes	2,582	40%	27
Globe Plant	Asarco Omaha, Ne.	Litargirium	635	63%	9
		Bismuth oxide	19	79%	9
		Bismuth alloys	86	31%	9
		Lead for assays	17	65%	9
Encycle Plant	Asarco Corpus C., Tx.	Nickel	544	5%	9
Mine/Concentrator	SPCC Cuajone, Perú	Extraction and milling ore	31,755,000	94%	39
Mine/Concentrator	SPCC Toquepala, perú	Extraction and milling ore	18,255,000	96%	31
Molybdenum Plant	SPCC Cuajone, Perú	Molybdenum	747,892	88%	37
Molybdenum Plant	SPCC Toquepala, perú	Molybdenum	474,600	96%	31
SX/EWPlant	SPCC Toquepala, perú	Cathodes	56,000	94%	36
Smelting	SPCC Ilo, Perú	Smelter Concentrate	1,131,500	104%	39
Sulfuric Acid Plant	SPCC Ilo, Perú	Sulfuric Acid	330,000	108%	29
Copper Refinery	SPCC Ilo, Perú	Cathodes	280,000	101%	29
Precious Metals Plant	SPCC Ilo, Perú	Anode slimes	320	96%	29

2. Concessions and Railway Properties

When the last payment for the acquisition of the FPN (now, Ferromex) stock was made in February 1998, GFM was granted the concession over the Pacifico Norte and the Ojinaga Topolobampo railroad lines, and acquired a 25% interest in FTVM. In September 1999, Ferromex paid $20.5 million for the concession to operate the Nogales-Nacozari short line.

In August 1999, GMEXICO, with the SCT authorization, transferred, under an Assignment Agreement, all of its rights and obligations under the Nacozari concession to Ferromex. Under this agreement, the obligations assumed by Ferromex included the payment of $20.5 million to the Federal Government, this being the governmental charge to be paid for the concession previously granted to GMEXICO. This payment was made at the time the concession title was awarded.

The concessions grant Ferromex the right to use, exploit and operate the general communication rail tracks, rights of way, traffic control centers, railroad signaling systems and public domain property under the relevant concession (jointly the "Assets under Concession") to provide freight and passenger public transportation services and ancillary services (such as freight terminal and railroad equipment services, fueling station, maintenance and transloading services), for a period of 50 years, renewable for an additional 50 year term, except for the concession granted over the Nacozari railroad line, which has a duration of 30 years, renewable for an additional term of 50 years. The concessions confer upon Ferromex the exclusive right to provide freight carriage services for a 30 year period, except in the case of the concession over the Nacozari railroad line, over which exclusive rights were granted for a term of 18 years. There is certain trackage and haulage rights effective as of the date the concession was granted that constitute exceptions to the above mentioned exclusive rights. In the case of the Nacozari railroad line, the exclusive rights do not include carriage of the post, the carriage of people or goods to be used in salvage or rescue operations, as well as the transport or army personnel and equipment. Upon expiry of the concessions, for whatever reason, the railroad and the Assets under Concession must revert, without cost, to the Federal Government in good operating condition, in accordance with official standards.

The railroad operation, the use of the assets under concession and the provision of freight carriage and ancillary services are subject to Mexican laws and to the international treaties on the matter. The concessions allow Ferromex to make changes in the assets under concession solely to modernize, rehabilitate, maintain or improve the railroad, and any improvements made to the railroad will become property of the Federal Government. Ferromex is not liable for environmental damage attributable to FNM operations prior to the granting of the concession. *See "2. THE COMPANY – v) Applicable Law and Tax Regime – Environmental Matters".*

Under the concessions Ferromex must provide certain public services, such as railroad transportation to isolated communities, which include the transport of water to some of these, mail carriage, the transport of people and goods in salvage and rescue operations, as well as transport of army personnel and equipment. In addition, Ferromex must maintain proper liability insurance. The concessions also provide that Ferromex must comply with the goals and investment commitments set forth in its Business Plan. This Plan must be updated every five years, in addition it must maintain adequate liability insurance.

The titles to the concessions provide that Ferromex is free to set the rates to be charged for the services it provides, although such rates are subject to registration requirements under the provisions of the Railroad Law and its Regulations.

Ferromex has possession of the land covered by its concessions (the land itself is federal property). Ferromex headquarters are located in Mexico City. In addition, Ferromex has five divisions: Guadalajara, Hermosillo, Chihuahua, Monterrey-Ferromex and Centro-México located in Irapuato, Gto.

Property Description

Ferromex assets consist of the railroad concessions over the trunk and secondary railroad tracks, sidings and yard tracks, rights of way, bridges and tunnels, traffic control centers, dispatch and signal facilities; repair and maintenance shops, transloading yards and fueling stations, and terminal facilities and stations, and all additaments; the rolling stock used to provide passenger and freight services, track maintenance equipment, machinery and equipment used in repair, maintenance and fueling operations, communications and data processing technology (the Ferromex Assets). Under the concessions, any modifications and improvements made to the assets under concession become forthwith part of the same. Upon expiry of the concession term, the assets under concession revert to the Federal Government in good working and operating condition and state of repair, taking into account normal wear and tear.

Tracks and Right of Way. Ferromex's trackline is made up of a total of 8,460.5 km of tracks, from which 7,108.6 km are trunk lines and 1,351.9 km are branch lines; 53% of the trunk lines (3,769.4 km) are high caliber elastic tracks on concrete and wooden ties, and 47% (3,339.2 km) of regular tracks on wooden ties. 45.1% of Ferromex's tracks (3,816.0 km) have the required infrastructure to handle loads of 130 gross tons per four-axle cars, mainly on the corridors of the basic network: Huehuetoca – Irapuato, Irapuato – Gómez Palacio, Irapuato-Guadalajara-Manzanillo, Árbol Grande – Monterrey - Gómez Palacio and Piedras Negras-Paredón. 14.5% (1,227.4 km) of the tracks allow the operation of 123 gross ton cars on the Paredón-Ramos Arizpe, Nogales – Empalme,

Chihuahua – La Junta and Mexicali – Benjamin Hill rail segments. 24.4% of the tracks (2,065.3 km) can handle loads of 120 gross tons per car on the Guadalajara-Empalme, Ojinaga-Chihuahua and La Junta-Sufragio rail segments. The remaining 16.0% (1,351.9 km) of the rail track allows for maximum loads of 110 gross tons per car. As regards bridge and tunnel clearances, double-stack intermodal traffic trains can run practically on all the network, exception made of the 35 tunnels on the "T" line, that runs between Guadalajara and Tepic, and the 88 tunnels on the Chihuahua-Topolobampo corridor.

At December 31, 2002, Ferromex had a total of 1,624.9 km of secondary tracks, consisting of yard and siding tracks, the main purpose of which is to allow train passage on Ferromex's one-way track lines.

Shops, Yards and Sidings. In 2002 Ferromex had four repair and maintenance shops for its 493 locomotives. In two of these, those of Guadalajara and Mazatlán, Ferromex provides locomotive scheduled maintenance work. The other two, in Torreón and Chihuahua, are being run, since June 2001, by General Electric (formerly GIMCO). The locomotives that used to be provided maintenance by MPI in Acámbaro and San Luis Potosí are now serviced by GE at the Guadalajara shop, owned by Ferromex, under a maintenance agreement executed in 2001. This arrangement has allowed the company to make savings in the haulage of locomotives to the above mentioned shops. The Acámbaro, Guanajuato shop will be returned to Ferromex in 2003.

At December 31, 2002, Ferromex had 16 facilities (consisting of repair tracks, inspection yards and shops) to provide repair and maintenance services to freight cars. The most important facilities are those at Guadalajara, where the main repair shop of the system is located. It should be mentioned that the car repair shop in Torreón and coach repair garage in Chihuahua were delivered to Ferromex in July 2001, upon termination of the GIMCO agreement.

At present, Ferromex has 23 fuel and sand fueling stations. In the coming months Ferromex intends to modernize some of the facilities, the most important of these are located in Manzanillo. Ferromex will establish its own fueling station in Monterrey to be supplied by tank trucks, implementation of the modernization projects will begin in 2003. In addition, modernization of the Nogales facilities was completed. Since July 2001 the fueling stations in Torreón and Chihuahua are controlled by Ferromex.

Stations. At the start of operations Ferromex had 71 commercial stations providing services to the public. Nevertheless, after the management of commercial operations was transferred to the National Client Service Center, most of these stations were shut down, except for 21 client service centers, thus reducing costs and improving service quality by the use of advanced technology and the Internet.

Divisional Headquarters Offices. The railroad operations are managed through the divisional headquarters of Ferromex. Ferromex has remodeled the divisional headquarters offices in Hermosillo and Guadalajara, the remaining ones shall be remodeled in the future. All improvements and renovation works are subject to the terms of the Pacífico Norte concession title.

Corporate headquarters are located since 1988 in leased facilities in Mexico City.

Telecommunications Equipment. As regards telecommunications, Ferromex has an infrastructure of analog radio links dating from 1977 to 1982, and a smaller network of digital radio links installed in 1995. From July 1999 to date the last dedicated satellite links that were in operation under FNM's management were cancelled. The present network provides 100% coverage for the control and dispatch of trains over the territory included in the Ferromex concessions.

Locomotives and Rolling Stock. At December 31, 2002, Ferromex had 493 locomotives, including the 50 GE4400 locomotives acquired in 1999. The following table shows the locomotive fleet average life and model. Ferromex's rolling stock consists of 11,417 freight cars, 10,360 are used for commercial purposes and 1,057 are used to provide support cargo operations. Ferromex has 53 coaches used to provide passenger service. 26 of these are first class, 17 are second class and 10 are of other types.

Average Life and Model of the Ferromex Locomotive Fleet

Number of Locomotives	Manufacturer	Horse Power	Average Life	Models
15	EMD[1]	1,200	50.0	SW-1000
5	EMD	1,310	45.0	G-12
18	EMD	1,500	30.0	SW-1504
52	EMD	2,000	33.0	GP-38 & GP-38-2
162	EMD	3,000	22.0	GP-40-2 & SD-40-2
1	ALCO	1,800	40.0	RSD-12
3	GE[2]	2,250	22.0	B-23-7
187	GE	3,000	16.4	C-30-7. C-30 SUPER-7R, C30 SUPER-7MP & C-36-7
50	GE	4,400	3	AC-4400 CW
493				

[1] *Electromotive Division, a General Motors Division*
[2] *General Electric*

Of the total 493 locomotives, 422 are used to transport freight, 10 to provide passenger service, a variable number for support operations and 61 for yard service.

Cars

Cars by Type and Age

Car Type	0-5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	more than 30	Total
Boxcars	--	4	7	295	883	1,835	677	3,701
Gondola cars	--	47	64	555	2,093	2,458	107	5,277
Hopper cars	3	69	21	962	80	188	73	1,396
Tank cars	--	--	5	3	61	112	--	181
Flat cars	--	--	35	110	197	14	107	463
Cabooses	--	--	1	7	57	46	62	173
Camper cars	--	1	2	--	--	1	166	170
Stock cars	--	--	--	--	--	--	3	3
Passenger cars	--	30	14	2	--	4	3	53
Car total	3	104	149	1,934	3,371	4,658	1,198	11,417

The total car fleet includes 10,360 cars for commercial use (passenger and cargo) and 1,057 for internal use (used to transport raw materials for repair and maintenance of the infrastructure). The next table shows the break down of these cars by type.

0224562

Cars for Commercial and Internal Use

Car type	Commercial Use	Internal Use	Total
Boxcars	3,588	113	3,701
Gondola cars	5,240	37	5,277
Hopper cars	1,102	294	1,396
Tank cars	--	181	181
Flat cars	427	36	463
Passenger cars	53	--	53
Cabooses	--	173	173
Camper cars	--	170	170
Stock cars	3	--	3
Total	10,413	1,004	11,417

3. Development and Investment Plans

Mining Division

The investment of the companies also indicates their future. In spite of the unfavorable conditions of the metal markets, Grupo Mexico invested in 2002, US$261.3 million, of which US$195.4 million corresponded to the mining segment.

The majority of these investments were utilized for the expansion and modernization of the concentrator in the mine of Toquepala, completely finished in August of the 2002. Likewise, works were carried out of capitalized stripping, particularly, in Cananea that will allow to access to new zones of higher mineral grade in the coming years

GMEXICO made capital expenditures in the amount of $4,145.4 million, $3,331.6 million, and $3,748.5 million, in 2002, 2001 and 2000, respectively, and expects to make capital expenditures of approximately US$404.4 million in the year 2003.

The principal projects for which GMEXICO has budgeted capital expenditures in 2002 and - thereafter are:

1. Modernization of SPCC's smelting plant;

2. - Deposits of leaching, smelter, girdles, stacker

The tables below show GMEXICO's capital expenditures on the items specified for the year 2002 and the principal capital expenditures budgeted for 2003. GMEXICO's capital expenditures are basically in U.S. dollars and are regularly funded with their own resources generated by operations. The budgeted amount is shown in the table below. The current capital expenditures in the year 2002 are expressed in Mexican pesos in accordance with the presentation of GMEXICO's finanncial statements. Any future devaluation of the Mexican peso will increase the amount of future capital expenditures in terms of Mexican pesos.

GMM :

	Capital Expenditures	
	Accrued as of Dec. 31, 2002 (million of constant pesos as of 31-XII-2002)	2003 (estimated) (million of US$)
Capacity expansions		
San Martin Unit	6.7	2.3
Santa Barbara Unit	3.0	-
Charcas Unit	0.9	-
Pasta de Conchos Mine	-	10.0
La Caridad copper smelter	3.0	10.5
Cananea Concentrator	4.6	-
Cananea SX-EW plants	18.0	-
Total capacity expansions	36.2	22.8
Equipment and machinery replacements		
Investments in tailing dumps, water recovery and plant	0.1	6.1
Other investments	191.6	23.5
Total equipment and machinery replacements	191.7	29.6
Total investments	$ 227.9	US$ 52.4

Asarco:

Asarco Inc., has invested a total of US$22.4 million in the year 2002 and has budgeted capital expenditures for the year 2003 in the amount of US$18.3 million.

SPCC:

	Capital Expenditures	
	Accrued as of Dec. 31, 2002 (million of US$)	2003 (estimated) (million of US$)
Expansion projects		
Ilo smelter modernization	US$ 0.5	US$ 55.5
Toquepala concentrator expansion	37.4	3.2
Rio Torata control program	0.6	-
Toquepala SX-EW Plant Expansion – Phase two	0.6	-
Cuajone SX-EW Plant Expansion	4.1	-
Lime and Coquina Plant	6.4	1.1
Feasibility Studies new deposit-places	0.4	3.6
Ilo refinery feasibility studies	0.1	-
Leach deposits feasibility studies	0.2	-
LES / Huanquera water dams	-	3.4
Lateral ramparts – deep crushing	1.0	4.5
Leach Deposits – crushing and bands	-	22.8
Total capacity expansion	46.4	93.0

Equipment and machinery replacements		
Other investments	24.1	101.0
Total equipment and machinery replacements	24.1	101.0
Total	US$ 70.5	US$ 194.0

Railroad Division

With regard to the railroad division, in the year 2002, US$ 60.7 million were invested, for an aggregated amount close to US$ 539 million between 1998 and 2002. These investments include reconstruction of tracks for a total of 517 kilometers of tracks with new rails and 290 kilometers with recycled rails, which has permitted Ferromex to increase its infrastructure capacity to 130 tons in the basic network, reaching the standard set for the United States, improve security in operations and increase train speed. Moreover, the Company began construction of the intermodal and automobile terminal in Guadalajara, State of Jalisco, the first stage of the construction of the Monterrey yard, the works on the fueling station in Nogales, Sonora were completed, and the works on one more fueling station in Manzanillo, Colima began.

4. Suppliers

Mining Division

GMEXICO has undertaken a program to reduce excess spare parts inventories and to coordinate purchasing functions. Inventory reduction strategies include a consignment system for suppliers and a coding system for spare parts to permit inventory transfers among operating units. Reduced import duties under the North American Free Trade Agreement ("NAFTA") will increase the number of suppliers from which GMEXICO may purchase equipment and supplies.

5. Reserves

GMEXICO estimates ore reserves for each one of its units as of January 1 of each year. The ore reserves estimates shown below were prepared by GMEXICO Engineering staff, using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to the geological, metallurgic or other kinds of expectations and the volume and grade of the recovered ore may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves unattractive from an economic point of view to exploit and give rise to a revision of reserve estimates from time to time. The reserves reported herein are not indicative of future operating results.

The terms "reserves", "proven reserves", "probable reserves", "dilution", "total leaching recovery" "total metal recoverable" and "total mill recovery", used in the tables below are defined herein. *See "1. GENERAL DATA – a) Glossary of Terms and Definitions".*

GMEXICO expects that the adverse effects of the lower metal prices in its reserve estimates will be overcome by the results of new exploration programs and by the decrease in the estimated operating costs as a result attributable to a continuous vertical integration of GMEXICO.

Exploring and Ore Reserves

Open Pit:

Interest %	Mines	Million Tons.	Copper Grade (%)	Molybdenum grade (%)	Years of Operation
100.0	Cananea				
	Flotation	2,863.9	0.58	-	102
	Leachable	2,316.5	0.22	-	42
100.0	La Caridad				
	Flotation	710.3	0.42	0.02	22
	Leachable	613.0	0.24	-	22
54.2	Toquepala – Peru				
	Flotation	640.9	0.74	0.04	36
	Leachable	1,732.2	0.19	-	49
54.2	Cuajone – Peru				
	Flotation	1,153.0	0.64	0.02	39
	Leachable	59.7	0.42	-	49
100.0	Ray – E.U.A.				
	Flotation	584.8	0.59	-	32
	Leachable	273.7	0.35	-	20
100.0	Mission – E.U.A.				
	Flotation	196.0	0.59	-	15
75.0	Silver Bell – E.U.A.				
	Leachable	310.9	0.27	-	38

Underground Mines:

Interest (%)	Mines	Tons.	Copper Grade (%)	Zinc Grade (%)	Lead Grade (%)	Gold Grs./Ton	Silver Grs./Ton	Years Operating
100.0	IMMSA-Mexico	68.3	0.48	4.57	1.14	0.14	110	11
100.0	Tennessee-E.U.A.	6.4	-	3.17	-	-	-	3

The above reserves estimate takes into account the estimated dilution (mining waste/loss) applying the ore grade of the mines, a factor resulting from the historic differences on the ore-concentrator grade.

6. Exploration

Investment in exploration made by Grupo Mexico in 2002 amounted to US$14.5 million as advanced projects continued to be defined, especially in Peru, and new areas with mining potential were identified. In Mexico, the company complied with concessions and legal obligations of all of our properties, support was given to mining units and key exploration programs were made for the advanced projects like Angangueo, Velardeña, Rosario and Bolaños. Of special interest was the support given to the Nueva Rosita unit, where drilling was carried out in order to identify coal reserves for open-pit mining and to determine the Pasta de Conchos coal stratum. Additionally, several known prospects were defined in the states of Sonora, Nayarit, San Luis Potosi, and Queretaro.

Investment in Peru allowed the continued definition of the Los Chancas and Tantahuatay projects. In the latter, SPCC owns 44.25%. SPCC has been able to identify prospects with potential, such as Pucay (Au) at Arequipa, Arampal (Cu) in Tacna, and Millune (Cu-Au) also in Tacna. At present, SPCC controls directly 114, 807 and 42,838 hectares through joint ventures.

82-4582

In the United States and Canada, investments were made mainly to improve the quality of the reserves of the mining units. Of special interest is the interpretation, based on geologic studies, of the new exploration targets at the Ray unit in Arizona, and the interpretation based on satellite images, of various new exploration targets in the Minto project in the Yukon.

In Chile, Australia and Ireland, investments were made in order to continue with explorations in general and to define known projects. The Sarl exploration project of Asarco in French Guyana was sold in August to Ariane Gold for US$16.4 million.

xi) Judiciary, Administrative or Arbitration Proceedings

GMEXICO is involved in several legal proceedings in the normal course of its operations; however, GMEXICO's management considers that any adverse court decision, individually or as a whole, regarding these proceedings is reasonably reserved.

The main legal contingencies and proceedings are the following:

MEXICO

Mining Division

Mexcobre was landlady from 1976 of a land with surface of 1,500 hectares, located in the Municipality of Nacozari, Sonora (the "Industrial Land"), property that was bought by Mexcobre to the Banco Nacional de Obras y Servicios Públicos(" Banobras ") who acquired it previously in beneficiary's of the expropriation character that the Secretary of the Agrarian Reform (the "Ministry") it carried out (1973) against its previous proprietor, the Ejido Pilares de Nacozari ("Ejido").

Starting from their acquisition for Mexcobre exist and they operate from 1978 in the Industrial Land, the following facilities of the company: plants of benefit, buildings, offices, warehouses, residence units, area dedicated to the education and workers' recess and their families and infrastructure works. Nevertheless, the Ejido promoted an action ("Amparo") (1991) that is to say 18 years after their expropriation and 15 years later to the date in that Mexcobre bought it to Banobras -, adducing that the Ministry had omitted to notify to one of the three legal representatives of the public land and pointing out to the Ministry like responsible authority.

In 1994, the Judge of corresponding District (the Judge of "Hermosillo") it granted the help, leaving insubsistente legally the expropriation and ordering the Ministry that restored the Ejido.

Nevertheless the above-mentioned, is not still dictated by the Judicial Power of the Federation the resolution that will put final in the mentioned help opinion. However, the Judge of Hermosillo has already emitted two shortcomings in this respect, both decreeing that it is materially impossible to carry out the orderly restitution. However, the parts are had unconfirmed, for diverse reasons, with this shortcomings, interposing to the effect the appropriate legal resources. This way the things the Judge of Hermosillo will emit a third and definitive resolution shortly, declaring the legal and material impossibility that the SRA fulfills the originally orderly restitution, and exhorting to Pillars so that he/she makes use of its right to be welcomed to the execution substitutive of the restitution order, by means of the opening of the corresponding incident indemnizatorio. In this sense, Mexcobre, Minera México and Grupo México, they estimate that the compensation pecuniary anticipable would not be excellent.

Mexcobre. Coremi. Royalties.

Of conformity with the willing to the effect for the effective Mining Law in the date in that they were granted Mexcobre the necessary mining concessions for the use of the mineral substances that the company explodes in its well-known mining unit as La Caridad (1970), Mexcobre was forced to pay bonuses to the Council of Mineral Resources (" Coremi ") regarding this exploitation. However, when going into effect the current Mining Law (1992), it was without effect happiness obligation.

Nevertheless the above-mentioned, Coremi, the General Address of Mines and the Secretary of Economy, they have interpreted in a different way the applicable dispositions of the new Mining Law and, in such a virtue, he/she began in 1995 and it doesn't still conclude, a long process of legal actions of the parts, tendientes to the establishment of the corresponding legal truth. In this context, Coremi presented before the Judge Third of District in Civil Matter in the Federal District (August 2002), civilian demands claiming Mexcobre the payment of the supposedly owing bonuses for this from the third quarter of 1997. Mexcobre answered the demand in question (October 2002), opposing diverse exceptions that, in opinion of the company, they are entirely reasonable.

The things, Coremi and Mexcobre are this way without a doubt in the beginning of a judicial procedure that will be, of very long duration. Nevertheless, Mexcobre, Minera México and Grupo México estimate that the economic contingency of the result of this procedure, would not be excellent in any event.

Mexcobre. Mining concessions of La Caridad.

On-line with the approach that the General Address of Mines sustains to the effect from 1995, this has required Mexcobre so that it credits him to have fulfilled its obligation of making those"... payments of the cousin for discovery... that supposedly corresponds him to cover to have obtained the thirteen mining concessions that aid the use for the company of the mineral substances that explodes in The Charity, making him arrive legal suit and so it punishes of proceeding to cancel this concessions.

As it was exposed previously, Mexcobre sustains that it stopped to be legally forced to pay bonuses to Coremi from November of 1992, bonuses that the General Address of Mines confuses with that of cousins for discovery that regulates the new Mining Law. Consequently, the company is certain that the General Address of Mines doesn't have legal attributions to sanction to Mexcobre for not crediting him that it has made this payment.

This way the things, Mexcobre has refuted the thirteen occupations that contain the resolutions that it is, presenting written before the hierarchical superior of the General Address of Mines (May 30, 2003), in which makes be worth its " defenses " in this respect, and interposing help demand against the refuted resolutions (May 2, 2003) before the Judge Tenth of District in Administrative Matter in the Federal District.

In any event, Mexcobre, Minera México and Grupo México have the certainty that the instance attempted by the General Address of Mines, lacks foundation and it will be underrated, reason for those that the same ones estimate that this instance constitutes an irrelevant matter.

Railroad Division

Operations of Ferromex are subject to state and federal laws and to regulations regarding environmental protection. Regulatory provisions under these laws have been promulgated concerning air, soil and water pollution, environmental impact studies, noise control and hazardous wastes. The SEMARNAT (Mexican environmental protection agency) may impose administrative and penal sanctions on companies that infringe environmental laws, and has the authority to shut down on a temporary or permanent basis any facilities where such provisions are violated.

The Company is party to various legal actions in the normal course of its business. However, Company management believes that any individual or collective decisions related to these procedures will not have an adverse material effect on its financial position or results of operations. The main lawsuits in which GFM is currently involved are as follows:

a. ***Ordinary commercial lawsuit filed against TFM -*** On September 18, 2001, Ferromex filed a lawsuit against TFM, S.A. de C.V. ("TFM") requesting a court resolution to: (i) determine the amount of principal and interest to be paid to Ferromex by TFM for right of way and interlinear traffic for failing to comply with its reciprocal obligations; and (ii) establish that Ferromex is not obligated to grant TFM any future right of way, interlinear traffic or trackage rights along the railways operated by Ferromex as long as the amounts claimed by Ferromex under this lawsuit, which total $792,706 (historical pesos) and 20,556 thousands U.S. dollars, have not been paid.

On September 25, 2002 a judgment was issued in favor of TFM, thereby requiring Ferromex to pay the legal expenses and costs (which are not significant), and safeguarding Ferromex's right to appeal. On October 10, 2002, Ferromex filed an appeal, which was denied on January 14, 2003, confirming the final verdict issued on September 25, 2002. Ferromex appealed such decision. As of December 31, 2002 and 2001, Ferromex has not recorded an asset in connection with this gain contingency. At the date of issuance of the financial statements, this appeal is in the discovery stage. According to Ferromex's legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

b. ***Action for annulment of ruling issued by the SCT*** - On May 24, 2002, Ferromex filed an action for annulment of ruling number 120-346/2002 with which the Communication and Transportation Department ("SCT") established the economic conditions and considerations under which Ferromex and TFM will mutually grant and receive compulsory rights of way. On October 9, 2002, in an interlocutory judgment TFM requested the addition of the action for annulment filed by Ferromex to that filed by TFM, combining the actions for annulment of both companies to challenge the aforementioned document. The Sixth Court of the Federal Tax Court granted Ferromex the final injunction of the aforementioned ruling. At the date of issuance of the financial statements, the lawsuit is in the discovery stage. According to Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

c. ***Action for annulment of ruling issued by the General Director of Tariffs, Railroad and Multimodal Transport of the SCT ("DGTTFM") for interconnection and terminal services*** - On October 10, 2002, Ferromex filed an action for annulment of ruling number 120-849/2002 issued by the DGTTFM, which established the conditions and considerations whereby TFM and Ferromex will provide interconnection and terminal services. The Fourth Court of the Federal Tax Court granted Ferromex the definitive injection of the aforementioned ruling. At the date of issuance of the financial statements the lawsuit is in the judicial examination stage. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

d. ***Action for annulment of rulings issued by the DGTTFM for rights of way*** - On October 10, 2002, Ferromex filed several actions for annulment of ruling numbers 120-859/2002 and 120-860/2002, issued by the DGTTFM, which established the conditions and considerations between TFM and Ferromex for granting the rights of way in the Monterrey train yard and the Altamira port, respectively. At the date of issuance of the financial statements, the lawsuits are in the judicial examination stage. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

e. ***Administrative lawsuit against monopolistic practices*** - On November 13, 2002 the Federal Antitrust Board ("CFC") filed suit against Ferromex for presumed monopolistic practices in the public service freight and related railroad market. Subsequently, Ferromex filed a motion for review to challenge the CFC's claim. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

At December 31, 2002, the Company has not recorded a reserve to cover the possible adverse or favorable results of the negotiations and lawsuits mentioned above.

Litigation in the U.S.A.

Litigation on Environment and Related Matters

In connection with the matters referred to below, as well as the other closed plants and sites where Asarco is working with federal and state agencies to resolve environmental issues, Asarco accrues for losses when such losses are probable and reasonably estimable. Such accruals are adjusted as new information comes to Asarco's attention or circumstances change. In January 2003 Asarco signed a consent decree with the United States Environmental Projection Agency, which fixed the amount of the environmental response work to be preformed over the next eight years. Since these environmental response cost are now fixed and determinable Asarco choose to discount these environmental liabilities as of December 31, 2002. Recoveries of environmental remediation and related costs from insurance carriers and other parties are recorded as assets when the recoveries are deemed probable. At December

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31, 2002 and 2001 Asarco had recorded receivables related to these probable recoveries of US $51.3 million and US$41.5 million, respectively.

Reserves for closed plants and environmental matters, including mine reclamation costs for active and closed properties, totaled US$188.1 million and US$159.1 million at December 31, 2002 and 2001, respectively. Asarco anticipates that expenditures relating to these reserves will be made over the next several years. Net cash expenditures against these reserves were US$24.5 million in 2002, US$51.3 million in 2001 and US$26.4 million in 2000.

The effect on pre-tax earnings of environmental and other closed plant charges was a charge of US $6.1 million in 2002 (US$1.9 million in credits offset by US$4.2 million in recoveries), a credit of (US$9.8) million in 2001 (US$78.7 million in charges offset by US $88.5 million in recoveries). Cash insurance recoveries of US$38.7 million and US$87.7 million were received in 2002 and 2001, respectively.

In 1984, Asarco was given notice of potential responsibility at the Commencement Bay Superfund site related to its former Tacoma Copper Smelter. Subsequent to that notice, three operable units were identified: the Rustin/North Tacoma residential soil operable unit; the Upland Smelter site operable unit; and, the off shore settlement operable unit. Records of decision for all operable units were received as of 2001 and remediation work continues.

In 1995, Asarco completed and presented to the Washington Department of Ecology (Ecology) a Remedial Investigation and Feasibility Study (RI/FS) of its former smelter site in Everett, Washington. In 1999, Ecology issued a costly remediation plan and stated its intention that Asarco carry out or finance the plan. Asarco refused. In July 1998, the Company filed suit in state court in Thurston County, Washington challenging on constitutional and other grounds the applicability of certain state environmental laws to alleged obligations of Asarco to remediate or pay for the remediation plan. In December 1999, following trial, the court ruled that Asarco is required to fund remediation on the former smelter site only, and that application of the state environmental laws to compel Asarco to remediate surrounding properties is unconstitutional. The court has vacated the lower court ruling and ruled that the matter is not judicially ripe until a state cleanup order has been issued.

In March 1996, the United States government filed an action in United States District Court in Boise, Idaho against Asarco and three other mining companies (one of which has since filed for bankruptcy) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA or Superfund) and the Federal Clean Water Act for alleged natural resource damage to the Coeur d'Alene River Basin in Idaho. The government contends that the defendants are liable for damages to national resources in a 1,500-square-mile area caused by mining and related activities that they and others undertook over the period between the mid 1800s and the mid 1960s. The action also seeks a declaration that defendants are liable for restoration of the area. In 1996, the case was consolidated with a prior, similar lawsuit filed by the Coeur d'Alene Tribe of Idaho. In 1998, the EPA commenced a RI/FS of the Coeur d'Alene River Basin. The EPA has recently published a draft RI/FS for the site, which if implemented as drafted could be very costly to Asarco. Asarco is challenging the RI/FS in the aforementioned litigation. Trial in this case commenced on July 22, 2001. Asarco is awaiting a decision from the court.

In 1996, Asarco received notice from the Texas Natural Resource Conservation (TNRCC) with concerns regarding waste management at the El Paso plant. The Company presented the results of a site investigation and feasibility study to the TNRCC in 2001 and received approval in concept. Based on that plan a monetary exposure was developed and has been recorded in the environmental reserve.

In 1997, a putative class action was commenced against Asarco in Omaha, Nebraska seeking compensatory and punitive damages for alleged contamination of properties by emissions from Asarco's former Omaha plant. In 1999, the United States District Court for the District of Nebraska dismissed the action, and that ruling was affirmed by the United States Court of Appeals. A similar action was filed (by plaintiffs) in Nebraska State court. The court also narrowed the scope of the plaintiff's complaint by dismissing many of the claims. That ruling was appealed. The appeal was dismissed on October 29, 2001. On February 5, 2002, the plaintiffs moved to file an amended petition re-alleging the dismissed claims and re-seeking class certification.

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In 1998, Asarco received a notice under the federal Clean Air Act on behalf of a Hayden, Arizona resident and a local environmental group. The notice states the senders' intent to commence a civil action in United States District Court for the District of Arizona for civil penalties for alleged violations of the Act at the Asarco's Hayden smelter. In June 2000, the same law firm that sent the notice stated its intent to file a class action lawsuit against Asarco seeking damages for personal injury and property damage allegedly caused by emissions from the smelter.

On August 1999, Asarco received a "Unilateral Administrative Order for Removal and Response Activities" from the United States Environmental Protection Agency (EPA). The order applies to an area within a four-mile radius of Asarco's former Omaha plant and directs the Company to excavate soils surrounding certain residences and child care facilities where testing found elevated levels of lead. Asarco has refused to undertake the remediation on the ground that the EPA has failed to establish that Asarco is responsible for the alleged contamination.

On April 2000, two putative class actions were filed against Asarco in Seattle, Washington seeking compensatory and punitive damages as well as a medical monitoring fund as a result of alleged contamination of properties by emissions from the Asarco's former Tacoma plant. The plaintiffs purport to represent all persons who own property or resided for at least one year where levels of arsenic or lead in the soils are alleged to be elevated on Maury or Vashon Islands in Washington. Asarco has also received notice that plaintiffs will amend their complaint to add claims for injunctive relief under the federal Resource Conservation and Recovery Act.

On November 2000, Asarco received notice that it is potentially liable under CERCLA in connection with the Vazquez Boulevard/Interstate 70 Superfund site in Denver, Colorado. Asarco's potential liability arises from the Grant Smelter that had been acquired by the Company in 1899 and operated until 1903. The property on which the smelter was located was sold to the Union Pacific Railroad and then the City of Denver and is within the boundaries of the Superfund site.

In July 2001, fifteen individuals filed suit against Asarco and two other defendants seeking compensatory and punitive damages for alleged contamination of properties by emissions from Asarco's El Paso plant. The complaint seeks damages for personal injury and property damage. In January 2003, the El Paso Independent School District sought to join this case as a plaintiff. An answer had been filed and discovery is proceeding.

In November 2001, a putative class action for property damages only, based on alleged releases from the Stephenson-Bennett mine tailings. Asarco's potential liability arises from its ownership in the 1920's. Asarco filed an answer and motion for dismissal in January 2002. The court dismissed the case without prejudice in March 2003.

In November 2001, suits were filed against Asarco and six other companies on behalf of seven minor children seeking compensatory and punitive damages for alleged personal injury from lead contamination caused by mine waste left behind by defendants' historical mining, milling and smelting operations in Ottawa County, Oklahoma, which is part of what was known as the Tri-State Mining District, Which includes parts of Oklahoma, Kansas and Missouri. Mining started in the late 1800s and lasted until the late 1960s. Since the filing of this case, six more cases have been filed making almost identical allegations. Because the mining at issue took place on Indian land under the control of the Department of the Interior, the companies sued the United States as a third party defendant in these cases. The United States then removed the cases to federal district court in Tulsa. The seven case have been consolidated for pretrial purposes. Trial has been set for August 2003.

In January 2002, putative class action was filed in Kootenai County, Idaho District Court on behalf of residents of the Coeur d'Alene Basin against Asarco and five other companies alleging that historical mining operations in Idaho's Silver Valley have contaminated the environment and adversely imparted the plaintiffs In October, 2002, the court dismissed the portions of the complaint requesting a medical monitoring program and a remediation program in the Basin. The court then dismisses the remainder of the complaint as being overly broad, vague and containing large amounts of irrelevant information. The court gave the plaintiffs 60 days to re-file the complaint in shorter form. In January 2003, Asarco received the amended complaint, which was longer than its predecessor. On May 7, the court dismissed this complaint and gave the plaintiffs thirty days to file an amended complaint that complies with the judge's order or face final dismissal.

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In August 2002, the United States Department of Justice and EPA filed a lawsuit in federal district court in Tacoma Washington against Asarco, seeking to enjoin the transfer of Asarco's 54.2% stockholder interest in Southern Peru Copper Company (SPCC) to Americas Mining Corporation (AMC), alleging fraudulent conveyance. Asarco agrees to a stipulation staying the transfer pending settlement discussions. On Asarco's motion, the case was transferred to Phoenix Arizona. In January 2003, Asarco reached a settlement with the government, which was entered as a consent decree by the court on February 3, 2003. The consent decree a means for the SPCC transaction to be accomplished and for establishment of an environmental trust to be funded by AMC over the next eight years at a total of approximately US$125 million. The trust is dedicated to remediation work at most of the sites where Asarco still has environmental liability, offsetting that liability dollar for dollar. The government: agree to (1) stay enforcement of certain environmental obligations against Asarco for the next three years; (2) waive the obligation for three years to meet certain "financial assurance" requirements; and (3) release Asarco of certain environmental liabilities, including an estimated US$100 million for accrued civil and stipulated penalties and approximately US$4.5 million for environmental response costs at certain sites.

In January 2003, a lawsuit was filed against Asarco seeking damages for personal injury and property damage allegedly caused by emissions from the smelter located in Hayden Arizona. The lawsuit includes claims presented as class actions and other claims presented on behalf of multiple plaintiffs but not as class actions. Various motions to dismiss were filed in lieu of an answer in March. In addition, Asarco has filed a motion to disqualify plaintiffs' counsel for conflict of interest based on the fact that one of the attorneys worked on Asarco environmental matters concerning Hayden while employed at a Phoenix law firm in the mid-1990s. Substantive proceedings in the litigation are stayed until the disqualification motion is resolved.

In January 2003, twenty-four individual plaintiffs sued Asarco seeking compensatory and punitive damages for unspecified personal injuries allegedly caused by operation of Asarco's El Paso plant. An answer has been filed.

In January 2003, an environmental citizen group filed a complaint against Asarco and two other defendants in federal district court in Montana alleging illegal discharges from the Troy Mine. The complaint is primarily a citizen suit brought under federal environmental statutes, but also includes a claim for breach of contract. Asarco's potential liability stems from the fact that it operated the Troy Mine in the 1980s and early 1990s, and owned it until 1999. The complaint asks that civil penalties under the federal statutes be assessed against the defendants for a period covering several years, but does not specify an exact dollar amount. Asarco and the other defendants have filed a joint motion to dismiss the complaint.

In May 2003, multiple plaintiffs, including the Mayor of Picher, Oklahoma and Chairman of the School Board of Picher/Cardin, Oklahoma filed a putative class action against Asarco and five other companies in federal district court in Tulsa, Oklahoma, seeking a court-ordered medical monitoring program and a relocation program that will provide compensation for loss of property values and relocation costs for members of the putative class. The factual predicate for this suit and the defendants are essentially the same as those for the seven cases from the Tri-State Mining District described above.

Asarco and certain of its subsidiaries have received notices from the EPA and other federal and state agencies that they and in some cases numerous other parties are potentially responsible for damages and remediation occasioned by alleged hazardous substance releases at certain sites under CERCLA or similar state laws. In addition, Asarco and certain of its subsidiaries are defendants in lawsuits brought under CERCLA or state laws that seek substantial damages and remediation. Remedial action is being undertaken by Asarco at, and in some instances nearby, some of the sites.

Litigation in Connection with Company Products

As of December 31, 2002, Asarco and two subsidiaries are defendants in approximately 6,638 lawsuits brought by approximately 19,108 primary and 8,843 secondary plaintiffs seeking substantial actual and punitive damages for personal injury or death allegedly caused by exposure to asbestos. Two of these lawsuits are purported class actions, with one of these actions being brought on behalf of a purported statewide class of persons who are not yet known to have asbestos-related injury and the other being purportedly brought on behalf of persons suwing both tobacco-related and asbestos-related entities claiming damages for personal injury or death arising from exposure to asbestos and cigarette smoke. Asarco accrues for its share of asbestos settlement costs when it is probable that a liability has

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been incurred and the amount of the loss can be reasonably estimated. Historically, the net impact of these costs has not been material to the financial statements due to insurance proceedures, which are recorded when deemed probable. Asarco can make no assurances that historical trends will continue and therefore can make no assurances as to the materiality of the impact on future financial statements.

During the fiscal years ended December 31, 2002 and 2001, Asarco was served with approximately 27,863 asbestos-related claims, and paid to settle approximately 18,240 claims for an average of approximately US$1,175 per claim, and resolved approximately 7,643 additional claims for no payment. As of December 31, 2002, there were approximately 19,108 litigated claims pending against Asarco and approximately 18,060 additional claims that were settled in principle prior not finalized.

As of December 31, 2002 and 2001, an estimated accrual of US$31.9 and US$31.0 million respectively for asbestos-related liabilities, before consideration of insurance recoveries, has been reflected in the accompanying financial statements, primarily in long-term liabilities. The amount of the accrual is based on Asarco's estimate of indemnity payments associated with pending asbestos-related claims. There are inherent uncertainties involved in estimating these amounts, and Asarco's actual costs in future periods could exceed Asarco's estimates.

Asarco believes that it has insurance coverage available to recover most of its asbestos-related costs. Asarco has reached settlement agreements with a portion of its relevant insurers providing for payment of substantially all asbestos-related claims (subject to retentions) up to the various policy limits. The timing and amount of future recoveries from insurance carriers will depend on the pace of claims review and processing by such carriers and on the resolution of any remaining disputes regarding coverage under such policies.

Management continues to monitor claims activity, the status of lawsuits (including settlement initiatives), legislative developments, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made. As additional information becomes available, Asarco will reassess its liability and revise its estimates as appropriate. Management currently believes that, based on the factors discussed in the preceding paragraphs and taking into account the accruals reflected as of December 31, 2002 the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net to related insurance recoveries should not have a material adverse effect on Asarco's consolidated financial position or results of operations. However, as Asarco's estimates are periodically re-evaluated, additional accruals to the liabilities reflected in Asarco's financial statements may be necessary, and such accruals could be material to the results of the period in which they are recorded. Given the number and complexity of factors that affect Asarco's liability and its available insurance, the actual liability and insurance recovery may differ substantially from Asarco's estimates. No assurance can be given that Asarco will not be subject to significant additional asbestos litigation and material additional liabilities. If actual liabilities significantly exceed Asarco's estimates or if expected insurance recoveries become unavailable, due to insolvencies among Asarco's primary or excess insurance carriers, disputes with carriers or otherwise, Asarco's results of operations, liquidity and financial condition could be materially adversely affected.

Other litigation

Asarco is a defendant in lawsuits in Arizona, the earliest of which commenced in 1975, involving the United States, Native Americans, and other Arizona water users contesting the right of Asarco and numerous other individuals and entities to use water and, in some cases, seeking damages for water usage and alleged contamination of ground water. The lawsuits could affect Asarco's use of water at its Ray Complex, Mission Complex, and other Arizona operations.

On November 1999, an action by Cyprus Amax, a subsidiary of Phelps Dodge Corporation, was commenced against Asarco in federal court in the Southern District of New York. The action seeks damages of not less than US$90 million for the alleged breaches of a merger agreement between the Company and Cyprus.

On July 2001, 14 plaintiffs filed suit against Asarco and two other defendants seeking compensatory and punitive damages for alleged contamination of properties by emissions by the Company's El Paso plant. The complaint seeks damages for personal injury and property damage.

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In 2001, a class action was filed against Asarco under the Fair Labor Standards Act (FLSA). Plaintiffs allege Asarco violated the FLSA by not compensating them for preliminary and postliminary activities. More than 500 employees and former employees of the Amarillo Copper Refinery and East Helena Lead Smelter plants have filed notices of consent to join in the action. In June 2002, Asarco filed a motion to decertify the class and a motion for summary judgment. The plaintiff's attorney has offered a settlement of US$4.5 million. Asarco intends on continuing to litigate the matter.

In November 2002, Glencore Ltd. filed breach of contract action in federal district court in New York, seeking a judgment against Asarco for approximately US$29.5 million of trade debt owing from a series of commercial transactions. In December, Glencore filed similar actions in courts in several different states. Asarco and Glencore are in discussions regarding satisfaction of this debt and resolution of the court actions.

In January 2003, Frontier-Kemper Constructors filed a claim against Asarco before the American Arbitration Association. The claim is primarily based on allegedly encountering differing site conditions during the course of extending the Mineral Creek Diversion Tunnel at Asarco's Ray Mine near Kearny, Arizona, but also includes a claim for breach of contract. The claim is for US$11.42 million. Asarco has filed a counterclaim for US$1.65 million. The matter is tentatively scheduled for arbitration in November 2003.

In the opinion of Asarco's management, the outcome of lawsuits, environmental contingencies and lawsuits due to asbestos exposure mentioned above, and other litigation and legal proceedings currently underway could be material to the financial position of Asarco at December 31, 2002. Asarco cannot guarantee the magnitude of the impact on the financial statements in the future. This opinion is based on considerations including experience related to previous court judgments and settlements and remediation costs and terms.

PERU

Environmental:

The SPCC's activities are subject to Peruvian laws and regulations. As part of these regulations, SPCC submitted in 1996 the Environmental Compliance and Management Program (known by its Spanish acronym PAMA) to the Peruvian Government. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SPCC's PAMA was approved in January 1997 and it contains 34 mitigation measurers and projects necessary to bring the existing operations to the environmental standards established by the government. By the end of 2002, thirty-one of such projects were already completed. Additionally, in November of 2002 the government approved final completion of all PAMA commitments related to Asarco's operations in Cuajone and Toquepala. The three pending PAMA projects all belong to the Ilo smelter operations.

The SPCC's biggest outstanding capital investment project is the Ilo smelter expansion and modernization. This project will modernize the smelter and its targeted to capture no less than 92 percent of sulfur dioxide emissions, in compliance with PAMA requirements. SPCC is hopeful that, pursuant to the government's program of promoting and giving incentives to investments in productive areas and for the protection of the environment, it may obtain those benefits that were in place when the PAMA was approved.

The SPCC's PAMA, approved by the Peruvian Ministry of Energy and Mines ("MEM") in 1997, provided that the smelter would be modernized in two-phase project; the first phase to be completed by the end of 2003 and the second and final phase by January 2007. In January 2002 the MEM approved the modified one-phase project to be initiated by the fourth quarter of 2002 and completed by December 2004. Given current economic, political and market conditions, in November 2002, SPCC submitted a new request to MEM to reschedule the smelter modernization timetable and to start the project by the end of 2003, with completion no later than 2007.

SPCC has received proposals from three international construction/engineering entities (two additional proposals are pending and expected to be received by May 2003) and is evaluating these proposals while continuing discussions regarding incentives with the government. While SPCC is in the evaluation stage US$63 million have been invested in this project through 2002.

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The construction of the project is expected to require 36 months and to be completed by January 2007, the original deadline imposed by PAMA. The cost of the project was previously estimated to exceed US$600 million, but has not been finalized pending the evaluation of the new proposals.

SPCC has on hand sufficient funds to commence the project but significant additional funds will be necessary for its completion. SPCC has an approved Peruvian bond program of US$750 million since December 2001, of which US$149 million have been issued in Peru. There can be no assurance that the entire Ilo smelter project can be financed with Peruvian resources. SPCC plans to finance the portion of the cost that is not financed in Peru with funds from operations or by placing additional financing in the international market.

Starting in November of 1995, Southern Peru established and continues to operate the Supplementary Control Program (SCP), a voluntary effort by which the smelter production is curtailed during periods of adverse meteorological conditions. During 2002, in conjunction with the operation of the smelter's sulfuric acid plant that produced over 355,000 tons, the SCP has contributed to improve the quality of air in Ilo. In addition to the environmental programs dealing with air quality issues, SPCC continues to have good results with the remediation programs in both the Ite bay and the slag removal program on the beaches to the north of the smelter.

Environmental capital expenditures for the period 1997-2002 exceeded US$148 million. As soon as the smelter expansion and modernization project begins, SPCC foresees significant environmental capital expenditures starting in 2003. Approximately US$55 million have been budgeted for the smelter project in 2003.

In addition, SPCC expects that MEM will issue new regulations during 2003 that will set forth the legal guidelines for the mining sectors remediation obligations. SPCC has no basis for determining the possible effect of these pending regulations. However, material capital expenditures may be required to achieve compliance with these new regulations.

Litigation:

In April 1996, the SPCC was served with a complaint filed I Peru by Approximately 800 former employees seeking the delivery of a substantial number of investment shares (formerly called "labor shares") of its Peruvian Branch plus dividends. In December 1999, a civil court of first instance of Lima decided against SPCC, ordering the delivery of the investment shares and dividends to the plaintiffs. SPCC appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision, which had been adverse to SPCC. On appeal by SPCC, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The case is now pending before a labor court of first instance in Lima.

In August 2002, SPCC was notified that approximately 3,000 additional former employees had filed a lawsuit before a labor court in Lima, for unspecified amounts, seeking the delivery of a substantial number of investment shares. The labor court dismissed the complaint due to procedural defects. On appeal by the plaintiffs, the Superior Court of Lima allowed the claim to proceed and remanded the case to the lower court for further proceedings.

On December 28, 2000, a lawsuit styled Flores v. Southern Peru Copper Corporation was filed against SPCC in federal court in New York City. The Flores lawsuit sought unspecified compensatory and punitive damages for alleged personal injuries to eight persons resident in Peru arising from alleged releases into the environment from SPCC's operations in Peru. The lawsuit invoked the jurisdiction of the court under the federal Alien Tort Claims Act, claiming violations of customary international law. The Flores lawsuit is similar to a suit filed in 1995 in Texas, for unspecified amounts, which was dismissed in 1996. district judge. That ruling was affirmed unanimously by a three-judge federal appeals court. The court made it clear that the claims of Peruvian residents should be tried in the courts of Peru, not in the United States. On July 16, 2002, the United States District Court for the Southern District of New York dismissed the compliant in the Flores lawsuit. In its decision, the district court ruled that it lacked jurisdiction under the Alien Tort Claims Act because the Peruvian plaintiffs had failed to allege a cognizable claim that international law had been violated. In the alternative, the district court stated if it had jurisdiction, it nonetheless would dismiss the Flores lawsuit on the basis of the doctrine of forum non convenient, the dispute should be litigated in the courts of Peru, not in the United States. On August 28, 2002, the Flores plaintiffs filed a notice of appeal to seek review of the district court decision by the United States Court of Appeals for the Second Judicial Circuit.

Environmental:

On February 28, 2003, MEM communicated its rejection to the SPCC's request to reschedule the smelter modernization timetable, starting that once SPCC has taken effective action to implement the project and can demonstrate the commencement of the same, SPCC would have the right to apply for the rescheduling the smelter modernization timetable.

In March 2003, in a separate regular biannual environmental review process of SPCC's mining activities, MEM issued a notice to SPCC demanding compliance with the commitments established in the PAMA within the next 90 days. MEM's notice orders the SPCC to commence the modernization project and to satisfy the investment requirements of the PAMA of US$77.4 million within such 90-day period. According to applicable law, if SPCC is not in full compliance with the MEM notice, SPCC will be subject to a first fine that could amount to approximately US$20,000. Subsequent fines (subject to 90-day periods) would be based on the shortfall of actual expenditures against expenditures committed under the PAMA, as modified. SPCC does not believe the amount of fines paid will be material to its financial position, results of operations or cash flows in futures periods. SPCC is confident that it will be able to resolve these issues with MEM and has given MEM assurances that it intends to comply fully with its commitments under PAMA.

Peruvian tax contingencies:

In February 2003, the Peruvian tax court affirmed SUNAT's assessments related to the 1996 and 1997 tax years in which SPCC's method for deducting depreciation expense for tax purposes, and the deduction of certain expenses incurred outside Peru were challenged; thereby rejecting SPCC's appeals in connection with such assessments. The Peruvian tax court indicated that it will not assess penalties related to the 1997 tax year. Management notes that additional assessments of tax penalties related to the tax years 1996, 1998, and 1999 may be forthcoming.

In view of the decision of the Peruvian tax court regarding SUNAT's assessment for 1996 and 1997, SPCC has withdrawn its challenge of similar assessments made by SUNAT for the 1998 and 1999 tax years.

SPCC will retroactively apply Peruvian tax credits that were available during the tax years 1996 through 1999 to settle additional taxes arising from the Peruvian tax court's decision in lieu of rendering significant additional tax payments. SPCC does not believe that such additional taxes will be significant.

Opinion of Management:

Future environmental related expenditures cannot be reliably determined in many circumstances due to the early stages of investigation, the uncertainties relating to specific remediation methods and costs, the possible participation of other potentially responsible parties, and changing environmental laws and interpretations. Similarly, due to the uncertainty of the outcome of court proceedings, future expenditures related to litigation cannot be reliably determined.

The financial viability of other potentially responsible parties has been considered when relevant and no credit has been assumed for any potential insurance recovery when not deemed probable.

It is the opinion of management that the outcome of the legal proceedings, environmental contingencies and asbestos litigation mentioned, and other miscellaneous litigation and proceedings now pending, could be material to the financial position of SPCC at December 31, 2002. SPCC can make no assurances as to the materiality of the future financial statement impact. This opinion is based on considerations including experience related to previous court judgments and settlements and remediation costs and terms.

As a result corporate restructuring mentioned before, on May 4, 2001 GMEXICO acquired 309,016 shares representing Minera Mexico, S.A. de C.V. equity stock and shareholders which shares subscribed equal numbers representative shares of GMEXICO equity stock.

On April 30, 2002, the General Extraordinary Stockholders Meeting resolved to cancel 17,773 Series "B" shares as a consequent equity stock reduction and exchange the amount subscribed and paid capital from variable equity stock to fixed capital stock, after that fixed capital stock amount $16,316,038,412.81 represent 651,646,640 Class I Series "B" shares.

As of December 31, 2002, the paid corporate capital of GMEXICO was integrated by 651,646,640, entirely subscribed to and paid, which 630,148,524 correspond fixed equity stock Series "B", Class I.

Series "B", shares are composed of common shares with full voting rights, which shall at all times represent 100% of the total common shares with full voting rights that may correspond both to Class I and Class II. At least 51% of the shares of this Series shall at all times be subscribed by individuals or entities that are considered as Mexican investors.

The variable part of the corporate capital has a limit of up to ten times the amount of the minimum fixed part.

xiii) Dividends

Dividend payments shall be made at the times and places determined by the Stockholders Meeting of GMEXICO, once approved by the Stockholders Meeting, and they shall be made known by notices published in a major circulation newspaper of the corporate domicile in Mexico City, Federal District. From the net profits of each corporate year shown in the Financial Statements duly approved by the General Ordinary Stockholders Meeting, after deducting the necessary amounts: (i) to make payments or provisions for the payment of the corresponding taxes; (ii) for any reserves which are mandatory in accordance with law, and (iii) if such is the case, for the amortization of losses of previous years, the following applications shall be made:

I. Five per cent of the net profits shall be set aside to constitute, increase or, if such is the case, replace the reserve fund, until said fund is equivalent to twenty per cent of the corporate capital.

II. The amounts that the Stockholders Meeting may resolve to apply to create or increase general or special reserves, including, if such is the case, the reserve for acquisition of its own stock, as set forth in Section I of Article 14 Bis of the Stockmarket Law.

III. The remainder shall be assigned in accordance with the resolution of the Stockholders Meeting.

IV. The surplus, if any, shall remain at the disposal of the Stockholders Meeting or of the Board of Directors, if it is so authrized by the Stockholders Meeting. The Stockholders Meeting or, if such is the case, the Board of Directors, may apply the surplus as it may deem convenient to the interests of the Corporation or its stockholders.

Although GMEXICO has consistently maintained its dividend payment policy, there is no established policy to that efect, therefore payment of same may vary in the future. The dividends decreed and paid for the 2000 and 2001, were as follows:

At the General Ordinary Stockholders Meeting held on April 28, 2000, the stockholders approved the payment of 45 cents cash dividend per share equivalent to the sum of $312.6 million.

At the General Ordinary Stockholders Meeting held on April 27, 2001, the stockholders approved the payment of a 39 cent cash divident per share equivalent to the sum of $268.5 million.

With respect to the subsidiary Group Minero Mexico, at our Stockholders' Ordinary General Assembly held on December 30, 2002 agreed to offer from the accumulated profit account a non-cash dividend consisting of 662,467,000 shares of the common stock of Mexicana de Cobre, S.A. de C.V. The value of this non-cash dividend

xii) Shares Representing Stock Capital

During 2000 GMEXICO underwent a corporate restructuring with the principal objectives to: internationalize its mining division, operate in three geographical areas (Mexico, Peru and the United States of America), create a corporate structure that would allow GMEXICO to carry out its mining division projects, separate (spin-off) the railroad business and new projects from the internationalized mining division and permit the acquisition and merging of foreign mining companies through a foreign company, without losing tax consolidation in Mexico. As part of this restructuring a company called Nueva G. Mexico ("NGMEXICO") was created, which after having exchanged shares of equal characteristics with Grupo Mexico, S.A. de C.V., became the holding company of the group and changed its name from Nueva G. Mexico, S.A. de C.V. to Grupo Mexico, S.A. de C.V., and in turn, Grupo Mexico, S.A. de C.V. changed its name to that of Minera Mexico, S.A. de C.V., which after the restructuring became the mining division's subholding company in Mexico.

NGMEXICO was incorporated on September 2, 1999, with a stock capital of $50,000 represented by 50,000 Series "B" shares, later on in the minutes of the General Ordinary and Extraordinary Stockholders Meeting held on September 12, 2000 a split of 50,000 shares into 250,000 common nominative shares without expressing par value, representing the minimum fixed portion of the equity stock, was approved.

In a General Ordinary and Extraordinary Stockholders Meeting held on September 12, 2000, the Company increased its corporate stock by means of the issuance of 700,000,000 new, common nominative, without expressing par value, shares of which 630,225,313 represent Class I minimum fixed part and 69,774,687 Class II shares of the variable part. The new shares of the minimum fixed part were used to carry out the reciprocal subscription by those shareholders of the former GMEXICO that offered their shares to NGMEXICO (as explained in the following paragraph) and those of the variable part on December 19, 2000, 21,189,100 shares were subscribed to and paid for in the amount of $609,622 , $4,238 , of which correspond to the variable part of the corporate stock and $605,384 to the shares subscription premium ($632,022 restated amount). The remaining 48,585,587 shares from the variable capital stock are held for future projects. During a General Ordinary Shareholders' Meeting held on April 27,2001, the shareholders agreed to capitalize $632,022 of additional paid-in equity.

On September 2000, NGMEXICO initiated a public offer to exchange its Series B shares for series B outstanding shares of the former GMEXICO, with a one to one ratio. To that effect, NGMEXICO pursuant to writ number 330-SAT-IV-C 1182/2000 dated April 14, 2000 was authorized by SHCP so that natural persons residents of Mexico and common foreign resident investment associations exchange their former GMEXICO's shares through the Bolsa Mexicana de Valores ("BMV") by selling their former GMEXICO's shares at their stock market quotation price and subscribing and paying NGMEXICO's shares at the same price and the legal persons resident of Mexico will carry out this exchange operation outside the stock market, by selling them at their fiscal cost and subscribing to and paying for NGMEXICO shares at that same cost. On October 12, 2000 the exchange was concluded and 628,965,015 Series B shares were issued and exchanged on a one to one basis with the owners of Series B shares of the NGMEXICO, of which 295,758,159 were acquired through the BMV at a price equal to $36.85 pesos and 333,206,856 shares were acquired outside the stock market by legal persons residents of Mexico at a price equal to the average fiscal cost. Likewise, on November 2000, 933,509 shares were acquired through the stock market at market value. The total shares acquired was 629,898,524 class I shares for a total amount of $15,718,347 thousand at par value, $125,980 thousand of which corresponded to the stockholders' equity account and $15,592,367 thousand to the shares subscription premium, the offer reflecting approximately 99.80 % of the total Series B shares of the former GMEXICO.

On November 14, 2000, the General Extraordinary Stockholders Meeting resolved to create a reserve for the acquisition of shares in the amount of $12,709 thousand ($12,042 thousand par value) apart from the subscription of shares premium for acquiring 326,789 shares representing the minimum fixed portion of the capital to be subscribed to and paid for which were not exchanged during the public offer of the shares.

On November 14, 2000, the General Extraordinary Stockholders Meeting resolved to withdraw from the shares subscription premium the sum of $16,441,550 thousand ($15,580.343 thousand at par value) to be capitalized in the fixed portion of the stockholders capital.

82-4582

was equal to Ps. 13,450,800 at December 31, 2002, based on the accounting value of Mexcobre's common stock on such date. This dividend is to be paid in two installments: one in the amount of 90,622,066 shares (0.13938 multiplied by 650,161,917, the number of shares of common stock of Mexcobre) on April 30, 2003] and the other in the amount of 571,844,934 shares (0.87954 multiplied by 650,161,917, the number of shares of common stock of Mexcobre) on June 30, 2003.

Merger between GMM and MM - On May 28, 2003, Grupo Minero Mexico and Minera Mexico extraordinary held shareholders' meetings approving the merger of both companies into Minera Mexico. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce. The merger is effective June 1, 2003, however under Mexican law, the merger before third parties is effective ninety days after the registration of the shareholders' resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

3. FINANCIAL INFORMATION

a) Selected Operating and Financial Information

1) Financial Information

The information included below is based on the detailed information of audited GMEXICO's financial statements, therefore, it should be read in conjunction with the consolidated financial statemes of the periods of 2002 and 2001, including the notes attached thereto, which are included in Section *7 ANNEXES 1 Audited Consolidated Financial Statements as of December 31, 2002 and 2001.*

GMEXICO's consolidated financial statements have been prepared pursuant to Mexican GAAP. GMEXICO's financial statements have been prepared applying Bulletin B-10 and its amendments, Bulletin B-12 and Bolletin D-4 (for the years 2000 and 2001), therefor all the information of GMEXICO's consolidated financial statements and all the selected financial information arising from the same and included further on, have been expressed or adjusted in constant pesos as of December 31, 2002.

	For the year ended on December 31,		
	2000	2001 (4)	2002 (4)
	(millon of constant pesos as of December 31, 2002, except for proportions and %)		
Income Statement Data			
Net sales	38,793.8	30,231.8	24,814.0
Cost of sales	30,563.4	25,310.3	18,536.7
Gross profit	8,230.3	4,921.5	6,277.2
Depreciation	3,821.8	4,131.4	3,920.3
Operating Income (loss)	6,132.2	(529.4)	963.0
Net financing (cost) income	(1,303.4)	(1,395.5)	(2,291.4)
Income before unusual charge, provisions, write-off for plant closure and extraordinary item	4,693.8	(1,643.5)	(1,240.3)
Extraordinary item (1)	(3,170.1)	-	83.3
Net income (loss)	3,862.0	(2,867.7)	(648.4)
Balance Sheet Data			
Working Capital	3,747.4	(3,721.5)	(2,013.8)
Current Assets	16,829.5	12,712.8	14,094.4
Property and equipment	61,760.1	59,131.0	59,011.8
Total assets	91,631.7	86,540.3	85,986.7
Short-term debt	13,082.0	16,434.2	16,108.2
Long-term debt	40,461.1	36,368.2	39,691.9
Total Debt	53,543.1	52,802.4	55,800.0
Stockholders' total equity	38,088.6	33,737.9	30,186.6
EBITDA (2)	6,937.7	4,126.8	5,346.9
Ratio of EBITDA to interest expense (3)	2.35	1.53x	2.52x

(1) The special item in 2002 corresponds to the anticipated installment for the excess of the value in books generated by the acquisition of Asarco. In 2002 it corresponds the premium paid for the prepayment of debt performed by SPCC.

(2) EBITDA refers to operating income plus depreciation and amortization. GMEXICO includes EBITDA data as a convenience only, because some investors and analysts use it to measure a company's ability to service debt. EBITDA is not a measure of financial performance under Mexican GAAP and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. In evaluating EBITDA, investors should consider that the methodology applied in calculating EBITDA may differ among companies and analysts.

(3) Interest expense for 2000, 2001 y and 2002 was $2,973.7 million, $2,729.1 million and $2,122.9 million respectively.

(4) In 2001 it took efect the new Bulletin C-2, "Financial Instruments", that establishes the methodology of the valuación and registration of the financial instruments. This bulletin requires that they be registered as assets and liabilities all the effects of the financial instruments that have been booked, affecting the result of the period by the effect of the valuation of the same. During 2001 a charge by $485.6 million was booked and in 2002 a credit by $70.5 million derived from the effects of the valuation of financial instruments under the new features of said bulletin.

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2) Operating Information

Mining Division

The following tables show selected information on GMEXICO mining production and operation individually for the Unites of Mexcobre, Immsa, Cananea, Asarco and SPCC. The selected information on GMEXICO mining operations are presented in a consolidated manner and eliminates sales between companies and includes the metal content in concentrates produced by GMEXICO own mines and the copper cathodes produced by the Cananea Unit, the Mexcobre Unit, Asarco, and SPCC. The information of each of GMEXICO's operating units includes production sold to other operating units.

	Year ended on December 31,		
	2000	**2001**	**2002**
	(metric ton volumes unless otherwise stated)		
Grupo Mexico			
Copper production:			
Metric tons	914,984	890,398	844,117
Thousand of pounds	2,017,192	1,962,989	1,860,957
Zinc production:			
Metric tons	224,638	194,811	135,442
Thousand of pounds	495,241	429,484	298,598
Lead Production:			
Metric tons	87,825	38,235	23,800
Thousand of pounds	193,621	84,294	52,470
Silver production:			
Metric tons	743	687	609
Thousand of pounds	23,879	22,102	19,566
Gold production:			
Kilograms	1,312	1,138	960
Thousand of ounces	42	37	31

	Year ended on December 31,		
	2000	2001	2002
	(metric ton volumes unless otherwise stated)		
Unidad Mexcobre			
Material moved (metric tons in thousands)	84,175	84,204	62,592
Ore milled (metric tons in thousands)	33,308	32,762	21,750
Ore grade (average % copper from period)	0.49	0.53	0.54
Leach Ore(metric tons in thousands)	17,099	24,428	25,531
Waste (metric tons in thousands)	33,768	27,014	15,311
Stripping ratio (1)	1.53	1.57	1.88
Concentrate production:			
Copper	462,196	503,834	333,885
Molybdenum	12,009	9,579	5,944
Metal contained in concentrate production:			
Copper	136,680	140,760	91,925
Silver	63	59	44
Gold (kilograms)	138	163	132
Molybdenum	6,886	5,518	3,428
Smelter and SX-EW production: (2)			
Copper anodes	295,533	317,133	239,031
Copper cathodes	21,772	20,609	19,295
Sulfuric acid	857,300	965,850	703,801
Refinery production:			
Copper cathodes	244,153	257,495	199,905
Rod Plant production:			
Copper rod	130,611	129,562	97,485
Precious metals plant production (3)			
Refined silver	244	206	212
Refined gold (kilograms)	1,312	1,177	742
Immsa Unit			
Ore milled (metric tons in thousands)	5,900	5,717	4,604
Concentrate Production:			
Zinc	314,457	276,996	249,619
Copper	107,208	99,428	87,877
Lead	55,370	52,233	43,870
Metal contained in concentrate production:			
Zinc	167,798	149,252	135,442
Copper	23,935	22,822	19,630
Silver	425	421	381
Gold (kilograms)	332	278	266
Lead	29,230	28,991	23,800
San Luis Potosí's zinc refinery production:			
Refined zinc	105,879	107,005	92,012
Cadmium	606	696	587
San Luis Potosí's copper smelter production:			
Copper blister	31,239	30,664	24,382
Arsenic trioxide	2,523	2,380	1,947
Monterrey refinery production: (4)			
Refined silver	161	178	157
Refined Gold (kilograms)	212	164	155

	Year ended on December 31,		
	2000	2001	2002
	(metric ton volumes unless otherwise stated)		
Refined Lead	27,904	30,430	17,659
Nueva Rosita facilities production:			
Coal	1,667,241	1,776,529	1,050,296
Coke	86,957	88,339	83,456
Unidad Cananea			
Material moved (metric tons in thousands)	103,475	94,551	88,435
Ore milled (metric tons in thousands)	23,371	20,507	19,026
Ore grade (average % copper for period)	0.52	0.50	0.57
Leach Ore (metric tons in thousands)	30,671	33,774	31,876
Waste (metric tons in thousands)	49,433	40,270	37,533
Stripping ratio(1)	3.43	3.61	3.65
Copper concentrate production	379,640	314,354	323,351
Copper	97,451	82,198	86,641
Silver	40	31	25
Gold (kilograms)	376	300	234
SX-EW production:			
Copper cathodes	33,788	39,952	50,041
Asarco (5)			
Material moved (metric tons in thousands)	159,232	145,112	99,121
Ore milled (metric tons in thousands)	45,541	30,112	23,816
Ore grade (average % copper for period)	0.56	0.64	0.53
Leach Ore (metric tons in thousands)	11,583	10,955	17,383
Waste (metric tons in thousands)	102,108	104,045	57,922
Stripping ratio(1)	3.38	3.94	2.75
Concentrate production:			
Copper	735,070	595,189	604,560
Zinc (6)	90,323	71,900	-
Molybdenum (7)	2,980	-	-
Metal contained in concentrate production:			
Copper	203,646	176,242	168,002
Zinc	56,840	45,559	-
Molybdenum	1,683	-	-
Silver	88	70	46
Gold	263	177	91
Smelter and SX-EW production:			
Copper anodes	192,431	198,813	171,426
Copper cathodes	57,048	65,551	62,097
Sulphuric acid	594,289	535,299	497,884
Refinery production:			
Copper cathodes	324,693	324,632	188,744
Rod and Slab plant production:			
Copper Rod	235,271	226,663	174,276
Copper Slabs	103,809	46,120	46,960
Precious metal plant production:			
Refined Silver	646	739	465
Refined Gold(kilograms)	3,558	3,323	2,032

	Year ended on December 31,		
	2000	2001	2002
	(metric ton volumes unless otherwise stated)		
SPCC (5)			
Material moved (metric tons in thousands)	167,321	201,194	202,004
Ore milled (metric tons in thousands)	46,820	47,337	47,328
Ore grade (average % copper for period)	0.76	0.72	0.79
Leach Ore (metric tons in thousands)	25,250	46,599	36,454
Waste (metric tons in thousands)	95,251	107,257	118,221
Stripping ratio(1)	4.01	3.25	3.27
Concentrate production			
Copper	1,083,843	1,054,051	1,097,552
Molybdenum	13,213	15,181	15,389
Metal contained in concentrate production:			
Copper	284,599	287,836	293,632
Silver	126	107	113
Gold (kilograms)	202	220	237
Molybdenum	7,204	8,351	8,319
Smelter and SX-EW production:			
Copper blister	295,848	328,241	316,493
Copper cathodes	56,065	54,428	52,854
Sulphuric acid	326,870	355,709	355,344
Refinery production:			
Copper cathodes	264,743	277,261	281,669
Precious metals plant production:			
Refined silver	104	107	114
Refined Gold (kilograms)	214	277	315

(1) Stripping ratio is the ratio of waste plus leachable ore to ore mined in the material moved in an open pit operation.

(2) The El Teniente converter at La Caridad's smelter became operational in March 1997, increasing the smelter capacity to 330,000 tons per year, and was further increased to 360,000 tons per year in June 1999 with the addition of a new shaft furnance.

(3) The precious metals refinery at La Caridad commenced operations in July 1999.

(4) The precious metals refinery at Monterrey discontinued operations in December 1999. Production includes toll operations of lead concentrates.

(5) Asarco's closed temporarily operations in Tennessee mine in October 2002.

(7) Asarco's closed temporarily operations in Montana Resources mine.

82-4562

Railroad Division

Domestic and International Cargo Service

Ferromex provides domestic and international freight carriage service on unit, non-stop and intermodal trains. Services can take the form of received or delivered interline, run-through or local traffic services. Ferromex owns approximately 38.5% of the cars it operates and the remaining percentage is owned by private companies and domestic and foreign railroads (mainly from the US and to a lesser extent from Canada). Clients shipping cargo on cars not owned by Ferromex are granted a discount on the prevailing rates, when compared to shipments carried on Ferromex cars.

There is strong negotiation of rates in most market segments to reflect cargo volume and current prices of the goods carried.

The following tables show tons-km for each of the various segments for the 2000-2002 period:

Net Million tons / km

SEGMENT	Year ended December 31,		
	2000	2001	2002
Agricultural	6,598	8,415	10,541
Minerals	5,238	3,819	5,270
Petroleum	1,871	1,514	1,295
Fertilizer	526	305	295
Automobile	386	630	609
Metals	654	1,281	1,294
Cement	2,601	2,060	2,424
Chemicals	1,474	1,567	1,669
Industrial Products	3,296	2,709	2,648
Intermodal	1,325	1,302	1,523
Total	**23,969**	**23,602**	**27,568**

b) Financial Information by Business Line, Geographic Zone and Export sales.

1. Mining Division

Sales of Mining Products

The sales for 2002 that amounted up to $24,814.0 million were composed in 76.3% by the mining sector, which amounted to $18,921.4 million that represented a 23.6% decrease with respect to the previous year, copper represented 77.2% of the sales, followed by silver with 6.7%, zinc 5.7%; followed by order of importance gold and molybdenum.

The following table shows an analysis by geographic segment of GMEXICO's sales in the years 2001 and 2002:

Sales in millions of constant pesos as of December 31, 2002

	2001	%	2002	%
United States	$ 16,001.8	64.5	$ 9,974.6	40.2
Mexico	9,858.3	39.7	10,468.2	42.2
Belgium	851.5	3.4	420.4	1.7
Great Britain	805.1	3.2	472.4	1.9
Japan	679.7	2.7	769.9	3.1
Italy	518.4	2.1	711.1	2.9
Switzerland	371.9	1.5	759.5	3.1
Peru	266.1	1.1	319.7	1.3
Other Countries	879.1	3.5	918.1	3.7
Total sales and services	$ 30,231.8	100.0	$ 24,814.0	100.0

Export sales of the mining division correspond basically for these periods to refined products exports with a higher value added for example copper rods, copper cathodes (refined copper bars) as well as refined zinc and silver. The United States is the principal market for metals produced by GMEXICO. Reported sales for this mining segment during the periods of 2002 and 2001, was 77.7%, and 81.7%, respectively, corresponded to export sales.

Cost of Mining Production

Below is a table summarizing the average consolidated cash cost of copper production during each period indicated. GMEXICO's cash cost of production includes all operating costs, costs of purchasing concentrates, treatment and refining charges (which represent monthly allowances or incurred costs on the sale of unrefined products) and freight and other sales costs. By-product credits include the net realized value of zinc, silver, gold, lead, and other by-product sales. Administrative expenses include corporate headquarter overheads. The calcutation excludes the effects of depreciation and amortization, net financing income (cost), employee profit sharing and extraordinary items. Each component of GMEXICO's cash cost of production is recognized in pesos and translated into U.S. dollars at the average exchange rate for the month in which such costs are paid or incurred or, in the case of by-product credits, at the exchange rate on the date the corresponding sales are invoiced.

	Year ended December 31, (U.S. cents per pound of copper)				
	1998	1999	2000	2001	2002
Operating costs	58.3 ¢	58.3 ¢	62.1 ¢	63.4 ¢	62.6 ¢
Costs of purchasing concentrates	11.1	17.0	26.9	14.5	4.1
Treatment and refining charges	8.1	4.3	5.1	2.9	1.4
Freight and other sales costs	6.8	4.4	4.5	4.2	4.2
By-product credits	(50.5)	(27.0)	(33.6)	(24.7)	(24.8)
Administrative expenses	4.8	4.9	4.5	4.2	5.3
Total cash cost of production	38.6 ¢	61.9 ¢	69.5 ¢	64.5 ¢	52.9 ¢

GMEXICO's cash cost of production has been positively affected in recent years by the growth of its capacity to produce refined copper, which has led to lower third-party treatment and refining charges. The related increase in operating costs has been partly offset by higher productivity.

Cash cost of production is also affected by economic conditions beyond GMEXICO's control. Copper prices affect the cost of purchasing concentrates, and prices for other metals especially zinc and silver; likewise, they affect the level of by-product credits. Real appreciation of the peso (when inflation exceeds devaluation) also tends to cause operating costs to increase.

The production cost of the mining division is made up basically of the workforce which represents 26%, by electric power that is purchased from a decentralized entity named Comisión Federal de Electricidad who by law is the only supplier of this input and represents 20% of the cost, by fuel and hydrocarbons bought from Petroleos Mexicanos Refining, which represents 10% of the cost, other materials for the maintenance of equipment, machinery and inputs for the productive process that are mainly provided by the following suppliers: Atlas Copco (mining and drilling equipment) Tamrock, Inc. (mining equipment and drilling bits) Great Western Co. (reactors for the mining process) Baker Hughes, Inc. (bits, pipelines, and stabilizers), Road Machinery Co. (Komatsu Dresser trucks and spare parts for mining trucks).

The operation cost in terms of copper pound produced during 2002 represented an decrease of 18.0% with respect to that of the year 2001, mainly as a result of: a) 71.7% in the purchases of concentrated originated mainly by the temporary suspension of purchases to third parties, b) decrease in treatment and refining charges due to lower income by sold by-products due mainly lower zinc, silver and gold realized prices.

The operation cost in terms of copper pound produced during 2000 represented an increase of 12.3% with respect to that of the year 1999, mainly as a result of: a) unusual rise to energetics (electric power, natural gas, diesel, etc.) observed in the second half of the year, which represent a third part of GMEXICO production cost b) the appreciation of the Mexican peso with respect to the dollar, since approximately 82% of the mining operation inputs are expressed in dollars; c) the incorporation of Asarco and SPCC operating costs; d) as well as an increase in the finished product inventories at the end of the year because of a notable decrease in the demand for metals in international markets.

2. Railway Division

During 2002, the fifth year Ferrocarril Mexicano has been in operation, the cargo volume carried totaled 35.7 million tons that generated 27.6 thousand million net tons-km. Loaded cars for the year numbered 549 thousand, compared to 484 thousand for the previous year, that is, an increase of 13.4%. Significant increases in net tons-km were recorded for the minerals, agricultural, cement and intermodal market segments, which increased by 38%, 25%, 17.6% and 17.0%, respectively, these improved results were,due to the better exploitation and recovery of the market and the incorporation of new clients and routes (corridors).

The volume of cargo transported in 2001 amounted to 33.1 million tons, generating 23.6 thousand million net tons-km. Loaded cars in 2001 numbered 484 thousand, compared to 511 thousand in 2000, that is a 5.3% decrease. Significant increases were registered for the metal, agricultural, and automobile market segments, which increased by 52%, 27% and 34.2% respectively. These increases did not suffice to offset the negative impact felt due to the general decline in carried cargo volumes registered after September 11 and the recession in the economy of the United States, our main trade partner.

Significant improvements in operating procedures were achieved in 2002. Outstanding among these is the improvement in train operation according to the Transport Plan, where compliance with the plan rose from an average of 67.4% in 2001 to an 83.1% average in 2002. Implementation was completed of the car programming module of the SICOTRA system, that allows the company to generate trip plans for all units documented in Ferromex, Ferromex pioneering the use of these technologies in Mexico. Moreover, train dispatch systems were modernized and the replacement of the old Direct Traffic Control (DTC) system with the Track Segment Authorization System (TSAS) was completed throughout the Ferromex territory, the Huehuetoca – Irapuato – Guadalajara corridor controlled by the Train Traffic Control system (TTCS). In addition, train distributed power was increased, thus allowing for greater use of locomotives with longer trains by synchronized operation of locomotives.

During 2002 the volume of foreign trade freight carried from and to ports and border locations represented 45.5% of the total volume carried, compared to 45.0% recorded for 2001. From the total income, 75% was billed in Mexican pesos and the remaining 25% in US dollars. The following tables show the tons-km and income for each of the market segments:

Million Net Tons/Kilometer

SEGMENT	Year ended December 31 2000	2001	2002
Agricultural	6,598	8,415	10,541
Minerals	5,238	3,819	5,270
Petroleum	1,871	1,514	1,295
Fertilizers	526	305	295
Automobile	386	630	609
Metals	654	1,281	1,294
Cement	2,601	2,060	2,424
Chemicals	1,474	1,567	1,669
Industrial products	3,296	2,709	2,648
Intermodal	1,325	1,302	1,523
Total	23,969	23,602	27,568

Revenues (Millions of constant pesos as of December 31, 2002

SEGMENTO	Year ended December 31 2000	2001	2002
Agricultural	1,487.8	1,746.7	1,813.5
Minerals	904.3	646.7	841.8
Petroleum	355.5	341.4	324.0
Fertilizers	178.6	124.5	106.9
Automobile	213.8	189.6	233.9
Metals	242.2	290.1	269.7
Cement	659.2	528.6	557.1
Chemicals	333.9	345.3	402.4
Industrial Products	859.8	778.5	734.7
Intermodal	570.3	456.4	496.5
Passengers	72.0	65.3	67.0
Car Hire	110.2	138.3	156.2
Others	53.0	42.8	132.8
Total	**6,040.8**	**5,694.5**	**6,136.5**
Total without passengers, Car Hire and others	**5,805.5**	**5,448.0**	**5,780.5**

Railroad services revenues

Aggregate revenue in 2002 amounted to $6,136.5 million vs. $5,694.5 million in 2001.

Total revenue in 2001 was $5,694.5 million, 5.7% lower than the $6,040.8 million in 2000.

Agricultural Segment: Revenue from this segment for 2002 amounted to $1,813.5 million pesos, compared to $1,746.7 million in 2001, that is, a 3.8% increase, due to a greater number of shuttle train trips in 2002 which when compared to 2001 recorded a 100% increase. An additional factor that contributed to this increase was the 15% increase in cargo volumes from the Sinaloa crops as compared with the preceding year.

Revenue from the segment in 2001 was $1,746.7 million pesos, compared to $1,487.8 million pesos in 2000. This 17.4% increase was due to the surge in cargo volumes from the Sinaloa, Sonora, Chihuahua and el Bajío crops, and to runs of import shuttle trains that offer clients competitive prices and productivity incentive plans.

02-45002

Mineral Segment

Net revenue from this segment during 2002 amounted to $841.7 million pesos, 30.1% higher than in 2001, due to the recovery in steel production as a result of the price increases of steel mill finished products, which created greater demands for iron ore, the main raw material used in the production processes at the HYLSA plants in Monterrey, N.L. and Xoxtla, Pue., as well as at the AHMSA plant in Monclova, Coah.

Net revenue from this segment in 2001 was $646.7 million pesos, 28% less than in 2000, which was due to rise in imports of finished steel products resulting from low international prices, forcing the domestic producers, HYLSA and AHMSA to cut steel production and thus to, transport less iron ore, the raw material for their products.

Chemical Segment

Net revenue in 2002 from this segment totaled $402.4 million, 16.5% above the revenue recorded in 2001. This significant growth resulted from the increase in the volumes of sulfuric acid, chlorine and plastic resins transported in the north and northeastern areas of the railroad. This increase not only served to offset but actually served to overcome the difficulties encountered during the year by other chemical industry clients. The tons-Km recorded in 2002, were 1,669 million, 6.6% above those recorded in 2001, as a result of an increase in volume and greater distances traveled, especially for chlorine and new routes with destination points in the Bajío region.

Net revenue in 2001 from this segment amounted to $345.3 million, 3.0% higher than in 2000. This segment finally showed positive results because during the last quarter of 2001 greater volumes of sulfuric acid were transported in north and northeast Mexico, when compared to the average for the first nine months. These greater volumes served to offset the effect of the problems this segment was undergoing in the carriage of products from the tire industry caused by the shut-down of several plants Ferromex served.

Industrial Segment

Net revenue from this segment in 2002 amounted to $734.7 million pesos, 5.6% less than that recorded in 2001, this was mainly'the result of lower consumption of the products manufactured by the paper industry. This caused lower carriage of raw materials and finished products since this industry represents 17% of the segment.

Net revenue from this segment in 2001 amounted to $778.5 million pesos, 9.4% below that recorded in 2000, since the carriage of light and bulky goods fell as a result of price increases, although the Company expects to resume carriage of these goods on 60 ton cars. There was also a sharp decline in revenues during the fourth quarter of 2001 resulting from the fall in the consumption of industrial products after September 11.

Intermodal Segment

Net revenues from this segment in 2002 amounted to $496.5 million pesos, 8.8% above that recorded in 2001. This increase was due, basically, to the new shipping line intermodal corridors as well as to the addition of new clients, among which Honda stands out.

Net revenue from this segment in 2001 amounted to $456.4 million pesos, 20% below that recorded in 2000, mainly due to the slowdown in the world economy, which put a brake on foreign trade. Another important factor was the deficient operating conditions in the Pantaco intermodal terminal (operated by TIM), which had an adverse effect on the clients' confidence, who chose to make use of other means of transportation.

Cement Segment

Net revenue in 2002 from this segment amounted to $557.1 million pesos , 5.4% higher than in 2001, in spite of the fact that the construction industry showed a decline in business during the first half of the year. Nevertheless, the segment saw a recovery in the last quarter of the year with a moderate increase in business with the Company's main clients. In addition some of the routes that had been served by truck are now being served by the railroad. Tons/Km in 2002 were 2,424 million, that is, 17.6% above those recorded in 2001 due to new traffic generated by some governmental projects and also to the new distribution centers in the Western and Pacific regions of the country.

Net revenue in 2001 from this segment amounted to $528.5 million, 20% less than in 2000. The drastic fall in the construction business resulted in a diminished demand for the product, and consequently, a reduction in railroad cargoes, the reduction being felt more strongly in the second half of the year. The overall decline in the industry was 11% in 2001, due to the cancellation of government projects and low domestic construction.

Petroleum Segment

Net revenue from this segment in 2002 was $324 million, 5.1% less than the revenue in 2001. The fall in this segment was mainly due to the decision by Pemex of modifying its strategy in the supply of CFE power stations by using trucks for short distances during the periods when the demand is greater. Carriage of imported coke for the cement and steel industries continued. As regards tons/Km, 1,295 million were recorded in 2002, 14.5% lower than in 2001, basically as a result of the decline in the carriage of fuel oil.

Net revenue from this segment in 2001 was $341.4 million, 4% less than the revenue in 2000. The fall in this segment was mainly due to the decision by Petróleos Mexicanos of providing fuel oil from one single refinery to the destination points served by Ferromex. Furthermore, the crisis in the American economy had an adverse effect on the demand of domestically produced petrochemicals for export to the United States.

Fertilizer Segment

Net revenue in 2002 from this segment amounted to $106.9 million, 14.2% less than in 2001, due mainly to the fact that there are only three domestic fertilizer manufacturers, and fertilizer imports through ports are carried for short distances from the ports by trucks who offer very competitive prices. Another important factor contributing to this decline was that the main domestic manufacturers of past years did not provide business in 2002 and traffic is limited to a few specific routes on the railroad. Tons-Km recorded a 3.3% decrease with respect to 2001, due to smaller volumes carried to the central region of Mexico.

Net revenue in 2001 from this segment amounted to $124.5 million, 30% less than in 2000. The fertilizer industry has become less competitive at the international level, due among other reasons to the high cost of raw materials such as ammonia, which has resulted in the shut-down of domestic plants and/or reduced operations in others. This situation has fostered heavy importation of fertilizers through maritime transport; therefore railroad carriage of these products has declined considerably, and has been limited to providing final carriage on short routes.

Metal Segment

Net revenue from this segment in 2002 amounted to $269.7 million pesos, 7% less than that recorded for 2001. This decline was the result of the uncertainty caused by the September 11 attacks, which affected income during the first quarter of the year, although there was a recovery in domestic and international steel prices during the second quarter of 2002.

Net revenue from this segment in 2001 amounted to $290.1 million pesos, 20% higher than that recorded for 2000, due to the reclassification of aluminum cans from the industrial segment to the metal segment and to the increase in the demand of this product, mainly by the beer industry. Traffic of imported steel wire rolls from the port of Manzanillo inland rose also.

Automobile Segment

Net income from this segment in 2002 amounted to $233.9 million pesos, 23.3·% over the aggregate income for 2001. This was mainly the result of a new client was incorporated (HONDA), Nissan was reincorporated as a client and business improved with Auto West.

Net revenue from this segment in 2001 amounted to $189.6 million pesos, 11% lower than the total recorded for 2000. This was mainly due to the decision by Daimler-Chrysler of canceling our services as a result of some claims that in their opinion were not properly handled by Ferromex. In addition, Ferromex was only able to obtain 16% of the traffic in the GM tendering process. These losses neutralized the increases obtained the previous year.

Railroad Operating Costs

Aggregate railroad operating costs in 2002 amounted to $3,481.9 million, showing a 0.31% reduction with respect to the 2001 aggregate that amounted to $3,492.6 million. Railroad operating cost consists of the following: 34.9% labor, 15.3% locomotive fuels, 9% for car , locomotive and machinery maintenance, 3.9% for operating materials and spare parts, and the remainder, 36.9% comprises various operating costs such as safety and supervisory costs, insurance premiums, interconnection and terminal services, car hire and others.

Aggregate railroad operating costs in 2001 amounted to $3,492.6 million, showing a 15.8% reduction with respect to the 2000 aggregate that amounted to $4,150.0 million. Lower operating costs in 2001 were the result of a better programing maintenance to the railroad equipment and infrastructure, lower consumption of supplies such as diesel oil and locomotive and car spare parts.

c) Relevant Debts

As a result of the acquisition of 100% of the shares representing the stock capital of Asarco, GMEXICO incurred, during November 1999, an additional debt of approximately US$917 million and US$1,160 million of existing debt in Asarco. The new debt was reduced by US$492 million in January, 2000, by US$211 million in June 2000, and in July, 2000 by US$70 million, as a result of the selling of the specialty chemical and aggregated business segment, as well as the monetization of Asarco's option on GMEXICO's Shares in the amount of US$73 million, respectively. GMEXICO expects to be able to continue with its program to reduce its debt until it reaches an adequate leverage level through the selling of other assets corresponding to operations that are not part of its prioritary activities.

Under pressure due to low metals prices and the resulting drop in liquidity, in 2001, the Company was obligated to restructure its debt because of its failure to comply with the liquidity-debt ratio required by its debt agreements. The Company developed an integral strategy to ensure an improved debt profile, maintain and improve its operations at lower costs, create an environmental compliance and commitments program, while also establishing a new group structure. This strategy produced positive results in March and April 2003, with the culmination of the financial restructuring of its mining subsidiaries, Asarco Inc. ("Asarco") and Grupo Minero México, S.A. de C.V. ("GMM"). The successful conclusion of this financial restructuring process, which involved a number of institutional investors, U.S. banking institutions and agencies, has resulted in greater financial and operating flexibility and allows management to focus on increasing the productivity and profitability of the mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMEXICO now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The financial restructuring of Asarco was concluded and signed on March 31, 2003, as detailed below:

I. Debt restructuring through:

a. Payment of the borrowings of US$449.1 million with a banking syndicate headed by J.P. Morgan-Chase.

b. Payment of US$100 million in long-term bonds.

c. Payment or restructuring of different borrowings with European and Japanese banks, for approximately US$68 million.

d. Cancellation of debt financing granted to Asarco by Americas Mining Corporation ("AMC") for

US$41.750 million.

e. An agreement with the U.S. Justice Department under which the Company agreed to establish an environmental trust in return for the consent of the U.S. Justice Department regarding the transfer of Asarco´s shares in Southern Peru Copper Corporation ("SPCC") to AMC.

The plan used to attain these objectives was achieved through the following:

1. The Company obtained approval from the U.S. Justice Department, as ratified by a U.S. Federal District Judge in Arizona, to permit Asarco to sell its shares in SPCC to AMC for US$765 million, of which US$500 million was paid in cash, and the remaining US$223.3 million was settled through two notes payable; one for US$100 million over eight years, guaranteed by GMEXICO, and the other for US$123.3 million, over seven years, without guarantee.

2. With the US$500 million that Asarco received in cash from the sale of shares of SPCC, together with US$46 million obtained from the recovery of environmental liability insurance, Asarco paid the revolving credit of US$449.1 million to the banking syndicate and the US$100 million derived from the expiration of long term bonds.

3. In order to finance the payment of US$500 million, AMC obtained: (i) US$320 million in contributions to AMC from GMEXICO, generated by dividends and capital reimbursements from Grupo Ferroviario Mexicano, and (ii) a medium term credit of US$310 million from Banco Inbursa, S.A. (Inbursa), which was entered into on March 30, 2003, and guaranteed by the shares of SPCC.

The financial restructuring of GMM was signed on April 29, 2003, as detailed below:

II. The restructuring of notes payable by GMM for US$880.9 million to the holders of its subsidiaries' secured export notes, and to the banking syndicate headed by Bank of America. This restructuring process consisted of:

a. The modification of interest rates, guarantees and payment periods;

b. The contribution of fresh capital of US$110 million by GMEXICO and AMC to GMM, as support for the latter's mining operations, which was transferred on April 29, 2003; and

c. The release of funds that were generated by export sales retained as a guarantee by the holders of "Secured Export Notes", which are shown on the accompanying balance sheet under the heading of "Cash retained in collateral accounts".

Accordingly, together with the recent payment of credits of US$550 million payable by its subsidiary Asarco, GMEXICO concluded its financial restructuring. Furthermore, additional collateral accounts retained by the bank agent were released to GMM. The next amortization of Asarco expires in April 2013. Notwithstanding, based on this restructuring process, GMM now has a more advantageous debt structure based on its financial capacities and current metal prices. *See "3. FINANCIAL INFORMATION – d). Management Comments and Análisis on GMEXICO's Operating Results and Financial Statements".*

d) Management Comments and Analysis on GMEXICO's Operating Results and Financial Statements.

i) Operating Results in 2002, 2001 and 2000

GMEXICO's business is affected by a number of factores described below which should be considered in evaluating its financial position and the operating results and cash flows of GMEXICO for the periods described in this annual report.

General

Mining Division

GMEXICO's mining commodity selling prices depend principally upon metal market prices, especially for copper and to a lesser extent, zinc and silver. Such prices can fluctuate widely and are beyond GMEXICO's control. Since the majority of the volume of metals produced by GMEXICO can generally be sold at prevailing market prices, GMEXICO's operating results are highly sensitive to such prices. GMEXICO's results were adversely affected in 2001 and 2002 by lower copper prices, although the diversity of GMEXICO's metal production partly mitigated the effects of these market price fluctuations. Copper prices averaged US$0.72 per pound in 2002, as compared to an average of US$0.83 in 2001. The price of copper was US$0.70 per pound on December 31, 2002 and reached a low of US$0.60 per during 2002. Low copper prices resulted in lower net sales, operating earnings, EBITDA and lower net earnings than in 2002. *See "2. THE COMPANY – viii) Market Information".*

In 2002, each change of US$0.01 per pound in the average price of each of the following metals would have changed net income by approximately the amount indicated: copper - $112.9 million; zinc - $16.4 million; lead - $3.3 million; and silver $1.6 million. *See " 2. THE COMPANY – viii) Market Information – 2. Price of Metals and Tariffs "* for information concerning market prices for metals.

From time to time, GMEXICO has entered into options and futures or fixed-price forward sales contracts with respect to a portion of its expected future production of metals. *See "3. FINANCIAL INFORMATION – ii).- Management Comments and Analysis on GMEXICO's Operating Results and Financial Statements. - Quantitative and Qualitative Disclosure About Market Risk Commodity Price Risk."* Gains and losses on such transactions, together with amortization of any initial fees or other costs of such transactions, are reported net under cost of sales

Railroad Division

Between 1995 and 1997, when the process to open the Mexican railroad system to private investment and the awarding of the relevant concessions took place, only one single rate, known as the Sole Freight and Express Rate (Spanish acronym TUCE) was in effect. This rate was used as the basis to set rail freight rates for each class of products, taking into account the tons-km carried. Market conditions were not taken into account in the determination of the TUCE. With the passage of time the TUCE was increased over the original rate, however, increases were lower than inflation. In 1993, after a substantial rate increase, FNM started to offer discounts on a discretionary basis to client handling large volumes or to those who were facing financial or operating problems.

Ferromex sets its rates on the basis of its operating cost plus a margin. The rates recorded with the SCT are maximum rates. Ferromex is free to determine any offered discounts, taking into account factors such as: the distance between point of origin and destination, shipment volumes, the value added to the carriage of the goods, route selection, if the cars are provided by the client, special services and timely deliveries. Ferromex rates are updated taking into account the rate of inflation in Mexico. As rates were kept artificially low during the period of state control, Ferromex considers that railroad line clients are generally willing to accept greater price increases than those to which they were accustomed before 1998, due to improvement in the services and the equipment currently used to carry cargo in Mexico. Ferromex may make changes in the rates recorded with the SCT at any time for one or more types of products. Ferromex strives to negotiate rates expressed in US dollars, in particular for the intermodal and automobile market segments, thus allowing it to adjust prices in accordance with the US Consumer Price Index.

Effects of Exchange Rate Fluctuations and Inflation

GMEXICO has significant assets and liabilities recognized in U.S. Dollars and, because it has net U.S. dollar-denominated net liabilities, it is exposed to foreign exchange losses when the peso declines in value against the U.S.dollar. *See "3. FINANCIAL INFORMATION – i). Operating Results in 2002, 2001, and 2000" and "Quantitative and Qualitative Disclosures on Market Risks."*

GMEXICO has had a material net monetary liability position (monetary liabilities exceeding monetary assets) for all periods discussed in this report and has recorded net earnings on its monetary position during those periods. When inflation is higher, GMEXICO records a greater gain on its monetary position.

Summary of Prices and Tariffs, Sales Volumes and Net Sales

Most of the copper produced by GMEXICO is sold as refined metal according to annual contracts or at spot price. The remaining copper is sold as copper concentrate under contracts effective from one to three years. Silver and gold are sold under monthly contracts or at spot price. Income is recorded during the month in which the product is sent to costumers on the basis of the prices set forth in the sales contracts. When the price cannot be determined at the time of shipment to the customer, income is recorded on the basis of the prices prevailing at the time of the shipment and on the average the definite price is fixed within the subsequent three months after shipment. Income resulting from these sales is adjusted during the payment period in order to reflect the definite prices and in the periods prior to payment to reflect any decrease in the market prices that might occur between the shipment date and the payment date. Ferromex records income to the extent in which transportation services are rendered.

The following table sets forth, for each of the periods indicated and for each of GMEXICO's principal categories of metallic products and railroad services, the averaged realized prices (statated in constant pesos and in historical United States dollars); for sales volumes and net sales (expressed in constant pesos or in historical United States dollars); for revenues from railroad services, the revenues of the periods below are presented in constant pesos of the aforesaid periods.

Mining Division

	Year ended on December 31st		
	2000	2001	2002
Average realization price (U.S. $)			
Metallic copper (pound)	US$ 0.89	US$ 0.77	US$ 0.75
Copper concentrate (pound of copper contained)	0.74	0.77	0.74
Refined Zinc (pound)	0.55	0.45	0.39
Zinc concentrate (pound of zinc contained)	0.51	0.38	0.35
Silver (pound)	5.00	4.43	4.57
Gold (pound)	281.94	270.16	309.85
Lead (pound)	0.22	0.21	0.21
Selling volumes			
Metallic copper (metric tons)	1,094,224	1,053,170	896,477
Copper concentrate (metric ton of copper contained)	46,103	12,608	6,550
Refined Zinc (metric tons)	107,397	104,256	95,097
Zinc concentrate (metric ton of zinc contained)	102,658	89,651	35,909
Silver (Kg)	1,681,011	1,136,776	877,858
Gold (Kg)	11,414	6,851	2,865
Lead (metric tons)	85,898	51,109	26,322
Net sales (constant millions of pesos to December 31st, 2002)			
Copper:			
Metallic	$ 23,186.5	$ 18,538.6	$ 14,502.5
Concentrate	829.7	224.6	100.8
Total	24,016.2	18,763.2	14,603.3
Zinc:			
Refined	1,417.0	1,032.2	808.0
Concentrate	1,243.3	778.1	271.2

Total	2,660.3	1,810.3	1,079.2
Silver	2,915.1	1,666.3	1,265.0
Gold	1,115.7	619.8	279.7
Lead	417.0	245.7	117.7
Other	1,860.5	1,659.5	1,576.5
Total	$ 32,984.8	$ 24,764.8	$ 18,921.4
Change percentage from previous period	112.6%	(24.9)%	(23.6)%
Net sales (millon of historic US$)	US$2,940.0	US$2,316.5	US$1,892.4
Change percentage from previous period	144.7%	(21.2)%	(18.3)%

Railroad Division

The following tables show the tons-km and revenue for each of the market segments:

Net million tons/km

	Year ended on December 31st:		
SEGMENT	2000	2001	2002
Agricultural	6,598	8,415	10,541
Mineral	5,238	3,819	5,270
Petroleum	1,871	1,514	1,295
Fertilizers	526	305	295
Automobile	386	630	609
Metals	654	1,281	1,294
Cement	2,601	2,060	2,424
Chemicals	1,474	1,567	1,669
Industrial Products	3,296	2,709	2,648
Intermodal	1,325	1,302	1,523
Total	**23,969**	**23,602**	**27,568**

Revenues (Millions of constant pesos as of December 31, 2002)

	Year ended December 31		
SEGMENT	2000	2001	2002
Agricultural	$1,487.8	$1,746.7	$1,813.5
Mineral	904.3	646.7	841.8
Petroleum	355.5	341.4	324.0
Fertilizers	178.6	124.5	106.9
Automobile	213.8	189.6	233.9
Metals	242.2	290.1	269.7
Cement	659.2	528.6	557.1
Chemicals	333.9	345.3	402.4
Industrial Products	859.8	778.5	734.7
Intermodal	570.3	456.4	496.5
Passengers	72.0	65.3	67.0
Car Hire	110.2	138.3	156.2
Others	53.0	42.8	132.8
Total	6,040.8	5,694.5	6,136.5
Total without passengers, Car Hire and others	$5,805.5	$5,448.0	$5,780.5

Consolidated sales for 2002 amounted to US$2,406.2 million; for 2001 consolidated sales were US$2,931.6 million. This decrease is due mainly to the decrease in the prices of metals and to lesser volumes sold due to the policy of favoring margins over volumes. These measures resulted in the reduction in 26.8% in the cost of sales, as compared to 2001, equivalent to US$656.8 million. This decrease offset the negative effect in results due to lower prices of copper (1.4%) and zinc (12.5%) in an amount more than US$525.4 million in sales compared to the previous year.

In 2002, non recurrent costs and expenses amounted to US$56.8 million due to the creation of a US$35 million reserve fund for extraordinary maintenance, as well as for administrative expenses, expenses for the financial restructuring and the cost of the advance payment of the balance of SPCC's Guaranteed Notes program, equivalent to US$9.2 million, reflected in the financial costs.

The flow of operation (EBITDA) in the year amounted to US$494.7 million, which represents 20.6% on sales as compared with 12.8% in the previous year. Consolidated operating profits of Grupo Mexico through December 31, 2002, represented 9.7% of sales as compared to 3.9% the previous year, amounting to US$93.4 million.

Net sales

Grupo Mexico sold $24,814.0 million pesos in 2002, 17.9% less than in 2001, due to lower prices of metals than last year as well as to the strategy of cost reduction over production volumes. Consequently, mining operations lowered their share in total sales as compared with railroad services. During the year, the mining sector accounted for 76% of sales and the railroad sector increased its share to 24% as compared with 2001, when the proportions were 81% and 19% respectively. Sales of the mining sector totaled $18,921.4 million pesos. Copper represented 59%, followed by silver with 5% due to its better pricing, zinc with 4%, and molybdenum likewise with 4%. Gold, lead, sulfuric acid and other products account for the remaining 4% of sales.

The 5% increase in the share of transportation services in the total sales reflects not only the difficulties of mining but, above all, the good performance of Ferromex in increasing the cargo hauled, lowering costs and improving the efficiency of its operations. In spite of the economic slowdown, Ferromex has been able to keep up both its growth and profitability.

Copper sales. 2001 was one of the worst years for copper in terms of world prices. 2002 was not better. The abrupt economic slowdown confronted an enormous mining and metallurgical capacity on a global scale. Reacting to the weak economic growth of the main world economies and the political uncertainty due to the situation in the Middle East, prices of copper encountered resistance during the year. The average price in 2002 ended 1.4% below the average of 2001.

For Grupo Mexico, as for other large producers, profitability demanded adjustments, closures andsuspensions of some of its operations, primarily in the United States. The Mission Mine was forced practically to a temporary shutdown due to the fact that its costs were higher than the price of copper in the market. Likewise, the operations of the Hayden smelter and the refinery at Amarillo, Texas, among others, have been reduced.

Americas Mining Corporation, the holding company of mining operations in Mexico, the United States and Peru, reported production of contained copper from concentrators and SX/EW in the amount of 849,610 tons, 5.2% less than in 2001. Worthy of mention, however, is the fact that production of SX/EW copper was 2.1% higher than in 2001. In regards to smelting, only concentrates produced by Grupo were processed, based on the decision to not buy mineral concentrates from third parties while the negative returns due to the lower prices of the market prevail. With respect to refining in Peru, the decrease is more accentuated considering the various impediments along the production chain. The best results were obtained in Peru, with an increase of 2% in the production of refined copper.

The cost reduction program was very successful and allowed the company to offset, in part, the low metals prices. Mexicana de Cobre reduced its costs by 32%, lowering smelter costs by 15%, and SX/EW plant costs by 6% compared to 2001. Thus, the cash break-even point decreased from 84.0 cents per pound to 72.9 cents. In the United States, Asarco reduced its operating costs by 19% compared to 2001, and in particular the Ray mine reduced operating costs by 12% and lowered the per pound production costs of copper at the SX/EW plant by 9%. The cash break-even point based for Asarco dropped 8.3 cents per pound of copper sold. In Peru, SPCC reduced its operating and administrative costs by 3.8% compared to 2001. At Toquepala, the per pound cost of copper decreased 4%, and by 6% at Cuajone. The cash break-even point lowered by 9.1 cents per pound of copper sold.

Zinc sales. It is estimated that worldwide production of zinc increased 2.2% in 2002, amounting to 9.5 million tons, however, the strong growth trend of 5% over the last five years. The weakness in the prices of zinc has made many mining operations unprofitable. Though world consumption recorded a recovery of 2.6%, amounting to 9.1 million tons, it was insufficient to offset the increased supply. In turn, zinc inventories in the LME terminal market continued increasing month after month, ending the year with 650,000 tons, 50% above the inventory at the beginning of the year. The weakness of worldwide industrial activity, as well as inventory growth, had a repercussion on prices, which fluctuated within a very tight range during the whole year, ending with an average price of 35 cents per pound, 12.5% below the 2001 average.

Zinc production for 2002, after shutting down Asarco's zinc operations in the United States, are centered in the underground mines in Mexico and the refinery at San Luis Potosi, Mexico. In 2002, production of zinc sold was 32% less than 2001. Production of refined zinc also decreased. In good measure, these reductions were due primarily to the decrease by more than 12% in the international prices of zinc. Furthermore, shutdowns at Tennessee and two concentrators in San Martin and Charcas, in Mexico, and the temporary stoppage of activities due to a strike at the San Luis Potosi installations, also had an impact.

Gold and silver sales. An important recovery in the international price of gold and silver occurred in 2002. The uncertainty over the growth of key economies, the expectations of the armed conflicts in the Persian Gulf, the weakness of the stock markets, and low interest rates raised investor demand to insure positions on both metals. The average price of gold during 2002 was US$310 per troy ounce, 14.5% over that of 2001. As to silver, the average price for the year was US$4.6 per troy ounce, 5.5% more than in 2001.

Precious metals gold and silver are by-products in copper and lead concentrates produced by the company in Mexico, the United States and Peru. The strategic policy to favor margins, and not volumes in copper, as well as the drastic reduction in purchases from third parties, naturally had an effect on the production of the precious metals associated to the production of concentrates. When the East Helena, Montana smelter was suspended in 2001, the San Luis Potosi smelter operated with one only furnace, and the refinery capacity of Amarillo, Texas, was reduced, both due to the fact that no concentrates were acquired from third parties; furthermore, the reduction of 36% of the operations at Mission, and a lower gold grade at Cananea, all explain the lower sales of gold and silver.

Lead Sales. The world lead market is clearly oversupplied, in spite of the closures of major smelters and high consumption in central Europe and China. World demand, approximately 6.4 million tons, fell 1.7% in comparison with 2001. Average prices for 2002 were 20.5 cents per pound, 4.9% less than average prices for 2001.

AMC's sold production, mainly from the underground units of Minera Mexico, was practically half of that in 2001. The lower production is a result of the effects of closing of operations at the East Helena smelter in 2001 and the discontinuance of purchases from third parties.

Molybdenum sales. Due to the fact that molybdenum is a by-product in the extraction of copper, and that during 2002 copper production was reduced, the production of molybdenum in the western world also showed a reduction in 2002 equivalent to 14.7%, amounting to 81,000 tons. After beginning 2002 in the range of US$2.6 per pound, a decrease in supply and sustained demand as well as flooding in China, caused prices to rise in June to more than US$6.3 per pound. With the normalization in the logistics situation in China and the industrial contraction in Japan, prices lowered during the following months and the year ended with an average price of US$3.6 per pound, 55% above the 2001 average.

Congruent with the decrease in volume of the copper produced by Grupo in 2002, production of molybdenum also suffered a 15% decrease compared to 2001. Furthermore, at Mexicana de Cobre, Mexico, and at Cuajone, Peru, lower grades generated lower production volumes. All in all, the price in part mitigated the effect of a lower volume of molybdenum sold.

Revenue from railroad services. In 2002, Ferromex's volume of hauled cargo represented an 16.8% increase compared to the previous year. Such an accomplishment was due to a significant growth of 25% in the agricultural segment, and the increase in "carousel" grain trains as well as to the recovery of the ores segment with a 38% increase. Income was 7.8% higher than that of 2001, going from US$552.2 million in 2001 to US$595.1 million in 2002.

Customer service improved with the formation of Client Services Net and the consolidation of the National Customer Service Center, as well as the release of the Customer Relationship Management (CRM) administration process. Likewise, record levels were attained in the compliance with the Railcar Program, which in December was 84%, with daily peaks of 95%, which implies a very disciplined railroad operation and benefits the client. In this same direction, the programmed railroad project was implemented as a basic strategy of the service. Finally, in terms of safety of the automotive cargo, the incidence of thefts was maintained practically at zero.

In 2002, investments in the amount of US$60.7 million were made, which total approximately US$539 million between 1998 and 2002. These investments, which include the accumulated rehabilitation of 517 kilometers of tracks with new rails and 290 kilometers with retrieved rails, have made it possible to increase the capacity of the infrastructure to 130 tons in the basic network, including the Torreon-Ciudad Juarez track, which was concluded in 2002, and as result standardized the capacity with class 1 North American railroads. The improvement in the infrastructure reflected in the great improvement of safety in operations and in an increase of train speed.

The above was responsible for an improvement in the indeces of safety and operating efficiency during 2002. Fuel consumption per thousand gross tons/km was reduced. The accident index was reduced 24% compared to 2001. Finally, the availability of locomotives and railroad cars was at an adequate level (averages 91.3% and 90,6% respectively). This resulted in a significant decrease in costs of operation. The profit margin was raised 23%, which compares very favorably with 17.3% for 2001.

The Texas-Pacifico railroad line (TECPAC) has a very strategic importance in connecting Ferromex, Chihuahua-Pacifico line, with Forth Worth, Texas, and with all the United States railroad networks. TECPAC started work to repair the service line so as to start operations by the third quarter of 2003.

Intermodal Mexico, S. A. de C. V., was formed in July 2001 with the purpose of developing cargo transportation services by various means of transportation. The company started its operations in November of 2001. In 2002, Intermodal developed successfully in Guadalajara the program of containers for import and export, mainly in the automotive and auto parts sectors. Likewise, it started operations in Monterrey to support the railroad corridor Altamira-Monterrey and various operations in Torreon, Culiacan, and Mexicali. The information systems advanced in 2002 with the purpose of increasing and consolidating operations in 2003.

Agricultural Segment. Revenue from this segment in 2002 amounted to $1,813.5 million pesos, compared to $1,746.7 million in 2001, this represents a 3.8% increase, due to greater traffic of shuttle trains in 2002 which, when compared to the traffic in 2001 was 100% higher. An additional factor that contributed to these figures was the 15% increase contributed by the Sinaloa crops.

Minerals Segment. Net revenue from this segment during 2002 amounted to $841.7 million pesos, 30.1% greater than that in 2001. This was due to recovery registered in steel production as a result of price increases of steel mill finished products that caused greater iron ore consumption, this being the main raw material used in the production processes at the HYLSA plants in Monterrey, N.L. and Xoxtla, Pue., as well as at the AHMSA plant in Monclova, Coah.

Chemicals Segment. Net revenue in 2002 from this segment totaled $402.4 million, 16.5% above the revenue recorded in 2001. This significant rise in revenue was possible because greater volumes of sulfuric acid, chlorine and plastic resins were transported in north and northeast Mexico throughout the year. These greater volumes served not only to offset but to overcome the decrease in the business from some chemical industry clients who had a difficult year. As regards tons-Km in 2002, the figure recorded for the year was 1,669 million, 6.5% above that registered in 2001, a consequence of increased volumes and greater distances, particularly in the carriage of chlorine and to the new routes with destination points in the Bajío region.

Industrial Segment. Net revenue from this segment in 2002 amounted to $734.7 million pesos, 5.6% less than that recorded in 2001, this was the result of the fall in the consumption of raw materials by the paper industry with

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the concomitant fall in the carriage of raw materials and finished products, since this industry represents 17% of this market segment.

Intermodal Segment. Net revenue from this segment in 2002 amounted to $496.5 million pesos, 8.7% above that recorded in 2001. This increase was basically due to the new shipping line intermodal corridors as well as to business from new clients, among which HONDA stands out.

Cement Segment. Net revenue in 2002 from this segment amounted to $557.1 million pesos, 5.4% higher than in 2001 in spite of the decline registered in the construction industry during the first half of the year. The segment showed a recovery in the last quarter and moderate increases in business from the major clients were attained. The Company was also able to take over some of the business formerly carried by trucks. Tons-Km amounted to 2,424 million in 2002, 17.7% higher than those recorded for 2001, due to new traffic serving some governmental projects and new distribution centers in the Western and Pacific regions of the country.

Petroleum Segment. Net revenue from this segment in 2002 was $324 million, 5.1% less than the revenue in 2001. The fall in this segment was mainly due to the decision by Pemex of modifying its strategy in supplying fuel oil to the CFE power stations for short distances by truck when demand peaks. Carriage of imported coke for cement factories and steel mills continued. With respect to tons – Km, these amounted to 1,295 million in 2002, 14.4% below the 2001 figure, due to lower volumes of fuel oil carried.

Fertilizer Segment. Net revenue in 2002 from this segment amounted to $106.9 million, 14.2% less than in 2001. Carriage in this market segment is limited because there are only three domestic manufacturers and imported fertilizers are moved from ports to their points of destination for short distances by trucks that offer very competitive prices. Another important factor was that the main domestic manufacturers did not provide business in 2002 and traffic is limited to a few specific routes for trains. Tons –Km fell by 3.3%, decrease with respect to 2001, due to smaller volumes carried to the central region of Mexico.

Metal Segment. Net revenue from this segment in 2002 amounted to $269.7 million pesos, 7% below that recorded for 2001, because revenue for the first quarter was affected by the uncertainty caused by the September 11 attacks. Domestic and international steel prices showed a recovery by the second half of 2002.

Automobile Segment. Net revenue from this segment in 2002 amounted to $233.9 million pesos, 23.3% greater than the total recorded for 2001. This was mainly the result of the addition of a new client (HONDA), the reincorporation of Nissan as a client and the increase in the business with Auto West.

Consolidated Cost of sales

The consolidated cost of sales in the years 2002 and 2001 was $18,536.7 and $25,310.3 million, respectively, which represented a 26.7% increase in real terms. During 2002, the mining division represented 79.7% and the railroad division the remaining 20.3%. The decrease was mainly due to lower third parties mineral purchases.

Mining Division

Cost of sales in 2002 was Ps $14,773.9.million, 32.3% lower in real terms than in 2001. The decrease was due mainly to the substantial decrease in the third parties concentrates purchases.

Railroad Division

Aggregate railroad operating costs in 2002 amounted to $3,481.9 million, showing a 0.31% reduction with respect to the 2001 aggregate that amounted to $3,492.6 million. Railroad operating cost consists of the following: 34.9% labor, 15.3% locomotive fuels, 9% for car, locomotive and machinery maintenance, 3.9% for operating materials and spare parts, and the remainder, 36.9% comprises various operating costs such as safety and supervisory costs, insurance premiums, interconnection and terminal services, car hire and others.

Aggregate railroad operating costs in 2001 amounted to $3,492.6 million, showing a 15.8% reduction with respect to the 2000 aggregate that amounted to $4,150.0 million. Lower operating costs in 2001 were the result of a better programing maintenance to the railroad equipment and infrastructure, lower consumption of supplies such as diesel oil and locomotive and car spare parts.

Administrative Expenses

Administrative Expenses in 2002 were $1,372.0 million representing a 5.7% decrease in real terms with respect to $1,297.6 million in 2001.

Depreciation

Depreciation expense in 2002 was $3,920.3 million, 5.1% lower than $4,131.4 million in 2001.

Net financing (cost) income

Net financing (cost) income represents the effect of interest expense, interest income, foreign exchange loss and gain on net monetary position, which arises from the effect of inflation on the average net balance of monetary liabilities. Net financing income has been affected by (i) the level of GMEXICO's cash and marketable securities; (ii) the return rates on short-term investmets; (iii) GMEXICO's level of indebtedness; (iv) the interest rates of GMEXICO's indebtedness; (v) the inflation rate; and (vi) the devaluation rate.

Net financing (cost) income was a charge of $2,291.4 million in 2002, due basically a financial services by $1,926.1 million, exchange loss by $1,705.8 million due to Mexican peso depreciation, monetary position gain by $1,270.0 million and gain in hedging activities by $70.5 million due to Bulletin C-2, "Financial Instruments", went into effect. The charge in 2001 was $1,395.5.

Other net income (expenses)

Other net expenses consisted of a credit on results of $88.2 million, compared to a credit of $281.5 million in 2001.

ISR (income tax), IMPAC (asset tax), and employee's profit sharing.

GMEXICO and its subsidiaries' tax returns are consolidated and filed at the level of Grupo Mexico. As a result of GMEXICO corporate restructuring, starting in 2000 such tax consolidation only holds the Mexican mining subsidiaries on the level of Minera Mexico (MM), since the railroad division was desincorporated from the consolidation. Therefore, starting in 2000, each of its Mexican subsidiaries pays MM the tax amount, if any, that they would have paid had they filed a separate tax return. In the event MM reduces its consolidated tax liability through the application of tax loss carryforwards or other tax benefits of MM or any of its subsidiaries, MM is forced to reimburse such tax benefit to its subsidiaries at the time at which such benefit would have reduced the tax payable by said subsidiary, as of December 31, 1999, the prior liability bears on GMEXICO.

GMEXICO and its subsidiaries are subjet to income tax regulations and to an alternative minimum corporate tax known as IMPAC (asset tax), which is currently assessed at 1.8% on the net average balances of certain assets and liabilities. GMEXICO and its subsidiaries are also required under Mexican law to pay employees, in addition to their normal compensation and benefits, profit sharing in amounts based on the taxable income of the employing entity.

In 1997, GMEXICO took advantage of a Mexican Government pronouncemet (ARE), which granted an option to deduct up to 100% of realized investments on new fixed assets (except automobiles) within the period of November 1, 1995 to December 31, 1996. In 2002 and 2001, a portion of the balance of this benefit was applied against the IMPAC base, which is reflected on that year's provision. In future years, these benefits will be reverted as fixed assets depreciation in books, and will not be deductible for tax effects.

The results of SPCC consolidate for ends of financial information, but they are not included in the tax declaration on the consolidated federal rent of Asarco.

Minority interest

Minority interest in net loss was $562.3 million in 2002, attributable primarily to: (a) the equity interest of 26% ownership of Union Pacific in GFM, and (b) as a result of Asarco's acquisition, a 45.5% PD ownership, the Peruvian Mining Union and other minoritary interests in SPCC are included.

Stripping Capitalization

Starting in 1999, GMM capitalizes the cost of materials extracted in the mining process that have no copper content ("stripping") when the same exceed the expected stripping to ore ratio during the mine life, which is determined annually. As of December 31, 2002 and 2001, the sum capitalized by GMEXICO under this item amounts up to $8,208.7 and $10,397.2 million respectively. *See "7. ANNEXES - 1.Audited Consolidated Financial Statements as of December 31, 2002 and 2001."*

ii) Financial Position, Liquidity and Capital Resources

The total debt at December 31, 2002 was of US$2,947 million, con balance in cash and cash equivalents of US$533.1 millones, that it is equal to a net debt of US$2,413.9 million.

On March 31, 2003, a credit for US$200 million was signed and disbursed with a banking consortium headed by J.P. Morgan and Bank of America. This credit substituted for a credit originally agreed to with Barclays Bank PLC, which, on the date established in the credit document, decided to back away from its commitment to the restructuring, which now is endorsed by eleven banks. On the consummation of this negotiation, we had another credit at our disposal of US$310 million, contracted with Inbursa on February 28, 2002. This provided our subsidiary Americas Mining Corporation (AMC) with fresh resources, with which it acquired on that date 54.2% of the stock of Southern Peru Copper Corporation (SPCC), which stock, in turn, backs up the credit to AMC granted by Inbursa. All of these joint operations made it possible for Asarco to reduce its net debt to US$226 million, which means a reduction of 77% with respect to its previous debt level, thus canceling 100% of its short-term debt, which amounted to US$550 million. This ensures Asarco's viability under present market conditions and improves Grupo Mexico's overall debt profile.

Concerning the financial restructuring of Grupo Minera Mexico and subsidiaries with its creditors, a term sheet was signed on December 2, 2002, (terms and conditions) to restructure the total of the bank debt and export bonds for the amount of US$881 million. The new maturity date was extended by agreement until March 2007 and it has been stipulated that as a part of the process, Grupo Mexico will increase its capital in Grupo Minero Mexico by US$110 million. This restructuring, completed in April of 2003, will make possible an increase in operating efficiency of Grupo's mining subsidiaries as needed to face the low metals price cycle.

The net financial disbursements of 2002 amounted to US$205.9 million, 22.2% less than those made in 2001, US$264.6 million, derived mainly from a reduction in the banking loans of the SPCC subsidiary, which went from US$396.0 million to US$299.0 million.

In April 2001, GMEXICO made a dividends payment of $275.8 million, in April 2000 GMEXICO made a dividends payment of $326.3 million, and in April 1999 GMEXICO made a dividends payment of $361.7 million. All of the above mentioned dividends payments were made with its own resources derived from its operations.

The original and reestructuring maturities of payable documents and interest are as follow::

Maturity	2002 Thousands of dollars	2002 Thousands of pesos	2001 Thousands of dollars	2001 Thousands of pesos
2002	-	$ -	850,876	$ 8,785,376
2003	666,584	6,874,148	417,064	4,042,121
2004	181,677	1,873,544	363,061	3,518,733
2005	129,482	1,335,283	77,848	754,483
2006	126,129	1,300,705	74,158	718,725
2007	735,730	7,587,216	1,112,708	11,405,501
2007	-	2,500,000	-	-
2008 therafter	911,980	9,404,793	-	-
	2,084,998	24,001,541	2,044,839	20,439,563
	2,751,582	$ 30,875,689	2,895,715	$ 29,224,939

Which are integrated as following:

	Thousands of U.S. dollars	Thousands of pesos
México-		
Grupo Minero México	$ 1,322,188	$ 13,635,064
Grupo México	105,775	1,090,805
Grupo Ferroviario Mexicano (denominate in dollars)	72,261	745,192
Grupo Ferroviario Mexicano (denominate in pesos)	-	2,500,000
ASARCO-	917,607	9,462,822
SPCC-	299,004	3,083,478
	2,716,835	30,517,361
Interest payable	34,747	358,328
Total Debt	2,751,582	30,875,689
Less- Current portion of long-term debt	666,584	6,874,148
Long-term debt	2,084,998	$ 24,001,541

Interest paid by the Company during 2002 and 2001 (excluded capitalized interest by 96,700 and 12,000 thousands of U.S. dollars in 2002 y 2001) were to 192,705 and 221,695 thousands of U.S. dollars, respectively.

Some of the indicators of GMEXICO's financial behavior are presented below:

Financial Ratio	December-2000	December-2001	December-2002
Current assets to current liabilies	1.29 times	0.78 times	0.87 times
Current assets less inventory to current liabilities	0.70 times	0.46 times	0.60 times
Total liabilities to total assets	58.41%	60.82%	64.89%
Total liabilities to stockholders' equity	1.40 times	1.55 times	1.85 times
Inventory turnover	91 days	75 days	86 days
Turnover of receivables	33 days	30 days	32 days

The ratio of current assets to currents liabilities decreased from 1.29 times in 2000 to 0.78 times in 2001, basically due to decrease in accounts receivable and less inventory due to strategy reductions in the volumes produced; the increase to 0.87 times at December 31,2002 is due to the increase in cash and cash markateble and a reduction in accounts receivable and less inventory due to strategy reductions in the volumes produced.

The ratio of total liabilities to total assets, increased from 58.41% in 2000, to 60.82% in 2001, basically due to a reduction on current assets, situation explained previously; The increase to 64.89% to December 31, 2002, is mainly due to increase in current assets.

The ratio total liabilities to stockholders' equity increased from 1.55 times in 2001 to 1.85 times at December 31, 2002 and were due to the decrease in excess in the common stockholders' equity as result of a dividend declared by GMEXICO last April and to the reported net loss of fiscal year 2002 for $2,867.7 million.

With respect to the inventory has experienced higher decrease from 2001 to 2002, due to mainly a policy establish by the company to reduce volumes production in order to encourage increase international realized prices main products that GMEXICO produces and temporally closed some mining operations. The turnover of receivables was decrease from 30 days in 2001 to 32 days in 2002, due mainly decrease in real terms net sales.

iii) Internal Control

The internal control system of Group Mexico, complies with the principles and objective of control that allow it to establish an adequate management of its corporate government.

In function to the control model applied, the board members through the administrative organization of the group, exercises in a strict and punctual way, measurements and evaluations of the own internal control system, covering the budget, financial, economic, operational, shareholders' interest, and regulation aspects of management.

Thus same, a continuous process of improvement exists, toward making efficient the administrative, financial, and operating processes, with the object of fortifying and to the revelation of information to shareholders.

iv) Quantitative and qualitative disclosures about market risks

In the normal course of business, GMEXICO holds or issues a number of financial instruments that expose GMEXICO to financial risks involving fluctuations in currency exchange rates and interest rates. Likewise, GMEXICO's metal business is affected by commodity price movements. GMEXICO may use derivative financial and commodity instruments to manage such risks. All financial instruments held by GMEXICO are non-speculative purposes other than trading.

As part of a risk management strategy, GMEXICO has established an independent risk management team. The role of this team is to monitor and manage GMEXICO's risk exposure. This team has prepared a manual of policies and procedures for the use of derivatives as hedging instruments, reviewing limits, reports and authorization processes in order to monitor operations.

Interest Rate Risk

GMEXICO's exposure to interest rate risks relates basically to its debt obligations. GMEXICO's policy consists of managing its interest rate risks through a combination of fixed and floating rate debt. Currently, all of its liabilities are stated in dollars, which exposes GMEXICO to risks associated with changes in foreign exchange rates. Currently, two thirds of its debt is based on fixed rates, while the remaining portion is based on variable rates.

The table below provides information on GMEXICO's financial instruments that are sensitive to changes in the interest rates, including liabilities. As of December 31, 2002, GMEXICO did not hold any interest rate sensitive to derivative financial instruments. With respect to liabilities, the table presents the main cash flows and related weighted average interest rates for the expected maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows.

The following table shows GMEXICO's interest rate risk exposure:

	Expected Maturing Date						
	2003	2004	2005	2006	2007	Thereafter	Total
	(Millions of constant pesos as of December 31, 2002, except %)						
Liabilities at fixed rate	2,000.5	1,062.7	496.8	311.8	1,025.1	9,641.4	14,538.3
Average servicing charges [1]	8.21%	8.45%	8.45%	9.12%	9.12%	6.90%	
Variable interest rate liabilities	8,097.8	1,974.6	631.5	1,552.5	3,019.0	1,320.1	16,595.5
Interest rate average servicing charges [2]	4.76%	5.07%	4.69%	4.47%	4.38%	3.90%	

1 The fixed interest rates shown are average servicing charges as agreed upon by GMEXICO.

2 The variable interest rates are based on the LIBOR anticipated three-month curve, plus differentials of average charge for GMEXICO.

Foreign Exchange Risk

GMEXICO exposure to market risk associated with changes in foreign currency exchange rates is related basically to its obligations denominated in US dollars, as shown in the interest risk table above. Nonetheless, GMEXICO has a natural hedge that mitigates much of its exposure, considering that all of its sales are denominated in US dollars. In addition, GMEXICO may use currency forward contracts to hedge its exposure versus the US dollar. As of December 31, 2002, GMEXICO did not hold any currency forward contracts.

Although all of GMEXICO's sales prices and invoices are expressed in US dollars, a substantial portion of GMEXICO's cost of sales (approximately 41% in 2002) is stated in Mexican pesos. Consequently, when inflation in Mexico increases without corresponding peso devaluation, GMEXICO's operating income is negatively affected. Nevertheless, when inflation in Mexico is lower than the Mexican peso devaluation, GMEXICO's operating income is positively affected. GMEXICO has significant liabilities and assets denominated in US dollars, therefore, it is exposed to exchange-loss when the peso declines in value versus the US dollar.

Commodity Price Risk

GMEXICO's exposure to commodity price fluctuations is related primarily to copper, zinc and silver, as well as other industrial and precious metals. GMEXICO's selling prices depend mainly on the metal market prices, especially for copper and, to a lesser extent, zinc and silver. Such prices can fluctuate widely and are beyond GMEXICO's control. Considering that the metals produced by GMEXICO can generally be sold at prevailing market prices, GMEXICO's operating results are highly sensitive to such prices. *See "3 FINANCIAL INFORMATION – d) Management Discussions and Analysis on GMEXICO's Operating Results and Finacial Position - Commodity Prices."*

Occasionally, GMEXICO has entered into hedging transactions to have partial protection against future decreases in the market price of metals, and it may do so when it believes that market conditions are adequate. GMEXICO's policy is to enter into over-the-counter transactions with major participants in the commodities options and future markets. Hedging transactions may take the form of options that effectively establish a minimum price for GMEXICO's sales of a specified volume of a metal, or they may take the form of swaps, forward sales or futures contracts that fix the price for a specified volume of a metal. GMEXICO may also enter into combined transactions, with the intention of establishing minimum prices for its metal products while preserving possible benefits for GMEXICO in case market prices increase. Decisions related to each transaction and the hedging policy are generally made centrally by a senior management committee of GMEXICO's, which is currently integrated by the Chief Executive Officer, Chief Financial Officer and the Risk Manager, to be sure that risks and benefits have been adequately measured.

Depending on market conditions GMEXICO may use swap contracts to be protected against adverse movements in the price of metals it produces. For example, swap contracts are sometimes used to fix the selling price of refined copper and zinc when GMEXICO executes a supply contract.

The table below provides information about GMEXICO's inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2002.

Inventory of Metals	Total (Tons.)	Fair Value (Millions of constant pesos as of December 31, 2002)
Copper	129,071	$2,045.3
Zinc	22,435	173.4
Silver	339.2	539.9
Lead	17,755	77.2
Gold	1.0	109.9

Sensitivity Analysis

A hypothetical and unfavorable 10% change in currency exchange rate might have resulted in an estimated foreign exchange loss of approximately $3,051.7 million, reflecting the increased value in pesos of GMEXICO's foreign currency denominated indebtedness as of December 31, 2002. Such a change would also have resulted in additional interest expense of approximately $15.5 million, reflecting the increased costs in pesos of servicing GMEXICO's U.S. dollar denominated indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in the exchange rate of Mexican pesos to U.S. dollars.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the LIBOR applicable to GMEXICO's floating rate financial assets and liabilities held as of December 31, 2002 would have resulted in additional financing expense of approximately $90.3 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assume the same interest rate movement with each homogenous category.

Purchase Plan of GMEXICO or its subsidiaries' shares

GMEXICO offers to specific employees a stock purchase plan (the "Employees Stock Purchase Plan") through a trust that acquires GMEXICO's shares to be sold in the future to employees of GMEXICO, its subsidiaries and certain affiliated companies. GMEXICO's officers and directors are candidates to participate in the Employees Stock Purchase Plan. Sales are made at the approximate fair value market price of the shares at the date of the sale, and the employees pay for such shares over periods extending to a maximum of eight years, on an interest-free basis. The number of shares assigned to each employee is determined according to the position of the employee in GMEXICO.

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4. MANAGEMENT

a) External Auditors

In accordance with GMEXICO by-laws the Board of Directors is entrusted the faculty to appoint and remove GMEXICO's external auditors.

GMEXICO external auditors are – Galaz, Yamazaki, Ruiz Urquiza S.C.

Ruiz, Urquiza y Cía, S.C., a former member firm of Andersen Worldwide, S.C., entered into agreements with Galaz, Gomez Morfin, Chavero, Yamazaki, S.C., the Mexican national practice of Deloitte Touche Tohmatsu ("DTT"), that provide for the association of Ruiz, Urquiza y Cía, S.C. with that national practice (and therefore with DTT) effective June 10, 2002. Prior to June 10, 2002, Ruiz, Urquiza y Cía, S.C. was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the SEC Practice Section of the American Institute of Certified Public Accountants. Subsequent to that date, Deloitte & Touche LLP has assumed responsibility for such quality control procedures as they relate to Galaz, Yamazaki, Ruiz, Urquiza S.C.

The financial statements corresponding to 2002 tax year were audited by Arturo García Bello.

See "7. ANNEXES. 1. Audited Consolidated Financial Statements as of December 31, 2002 and 2001 - Note 1 to the consolidated Financial Statements of the Company. Filing of Financial Statements."

b) Operations with Related Persons and Conflicts of Interest

The Larrea family, which directly or indirectly controls a majority of GMEXICO's capital stock, has interests in other businesses, including drilling and construction services and real estate. GMEXICO engages in various transactions in the ordinary course of businesses with other entities controlled by the Larrea family, including the leasing of office space, as well as air transportation and construction services. These operations amounted up to $127.2 million in 2002, $98.7 million in 2001, and $144.5 million in 2000.

GMEXICO and its subsidiaries have intercompany relations regarding ore purchasing and sales and from time to time lend to and borrow from one another for funding acquisitions and for other corporate purposes. There exists no other relation than those above mentioned. See *"3. FINANCIAL INFORMATION – d). Comments and Discussions of the Administration on GMEXICO Operating Results and Financial Position"*.

c) Managers and Stockholders

Summary of By-laws amendments

Grupo Mexico, S.A. de C.V., was chartered under the name of Nueva G. Mexico, S.A. de C.V.,on September 2, 1999, through notarial deed No. 56,551, executed by Notary Public No. 19 of the Federal District, Atty. Miguel Alessio Robles.

In the General Extraordinary and Ordinary Stockholders Meeting held on September 12, 2000, legalized by notarial deed No. 83,151, dated September 26, 2000, executed by Notary Public No. 151 of the Federal District, Atty. Cecilio González Márquez, the Company resolved to amend the second parragraph of Clause Six, with reference to the increase of the minimum fixed corporate capital of the company from $50,000.00 to the amount of $126,045,062.60, issuing to that effect 630,225,313 new shares, and the minimum fixed portion of the coporate capital staying at $126,095,062.60 , represented by 630,475,313 common nominative, without expressing par value, Series "B" shares, which are identified as Class "I".

As of November 14, 2000 Nueva G. Mexico, S.A. de C.V., held a General Extraordinary Stockholders Meeting which was legalized through notarial deed No. 84,286 dated on November 29,2000, executed by Notary Public No. 151 of the Federal District, Atty. Cecilio González Márquez, in which the Company resolved to amend Clause One and Clause Six of the by-laws, in Clause One, the name of the company Nueva G. Mexico, S.A. de C.V., changed to

Grupo Mexico, S.A. de C.V., change in effect starting on December 2000 and in Clause Six, a corporate capital increase is resolved , in its fixed portion in the amount of $15,580,324,904.81 which added to the existing $126,095,062 give a total of $15,706,419,967.41, represented by 630,475,313 common, nominative, without expressing par value shares, which are identified as Class "I".

As of April 30, 2002 GMEXICO held a General Ordinary Stockholders Meeting and General Extraordinary Stockholders Meeting which was legalized through notarial deed No. 91,711 dated on May 31, 2002 of the Federal District, Atty. Cecilio González Márquez, in which the Company resolved to cancel 17,773 stocks, Series "B", Class I, with the consistent reduction of corporate capital and the transfix of subscribed and paid costs of the corporate capital variable part to the fixed part so that corporate capital increased to an amount of $16,316'038,412.81 represented by 651'646,640 common nominative shares without expressing par value, Series "B", Class I. As a result and in order to give fulfillment to the modifications of the Stockmarket Law published in the Official Gazzette on June 1, 2001, the Meeting decided to modify statutory provisions, Clauses Six, Eight, Ten, Twelve, Fourteen, Fifteen, Sixteen, Nineteen, Twenty, Twenty-one, Twenty-two, Twenty-five, Twenty-seven, Twenty-eight, Twenty-nine- Thirty, Thirty-one, Thirty-two, Thirty-three, Thirty-five and Thirty-six, effective April 30, 2002.

1. Board Members

The administration of GMEXICO is entrusted to a Board of Directors integrated by a minimum of five members and a maximum of twenty, determined by the General Ordinary Stockholders Meeting in which at least 25% must be independent alternates. For each Director of the Board will be designated an Alternate Director in the understanding that the last ones will be properly designated and will only replace its own Director. The General Ordinary Stockholders Meeting will decide the designation or election of members of the Board of Directors by simple majority votes.

For minority rights *See "4. MANAGEMENT – a) Stocholders' Capital Structure".*

The General Ordinary Stockholders Meeting held on May 29, 2003, decided that GMEXICO Board of Directors would be composed of 18 Directors, 10 of them independent, and no Alternate Directors would exist until a General Ordinary Stockholders Meeting states so.

The board members shall remain in office one year and they will carry out its duties even General Ordinary Stockholders Meeting will decide revoked its designation and until the persons designated as a new members assume their possition.

Name	Members of the Board Current position	Years as Member
Germán Larrea Mota Velasco	Chairman	22
Genaro Larrea Mota Velasco	Vice-President	18
Juan I. Gallardo Thurlow	Non-independent Director	30
Juan Sánchez Navarro y Peón	Independent Director	30
Rómulo O'Farrill Jr.	Independent Director	37
Claudio X. González	Independent Director	13
José Mendoza Fernández	Independent Director	30
Prudencio López Martínez	Independent Director	24
Carlos Girón Peltier	Independent Director	17
Antonio Madero Bracho	Independent Director	2
Luis Téllez Kuenzler	Independent Director	2
Agustín Santamarina V.	Independent Director	14
Emilio Carrillo Gamboa	Independent Director	-
Daniel Tellechea Salido	Non-independent Director	15
Oscar González Rocha	Non-independent Director	22
Xavier García de Quevedo Topete	Non-independent Director	20
Alfredo Casar Pérez	Non-independent Director	7
Héctor García de Quevedo Topete	Non-independent Director	13
Rolando Vega Iñiguez	Comisario	22

Eduardo González Gómez	Alternate Comisario	1
Agustín Santamarina V.	Secretary	14
Armando F. Ortega Gómez	Alternate Secretary	2

Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Daniel Tellechea Salido, Oscar González Rocha, Xavier García de Quevedo Topete, Alfredo Casar Pérez and Héctor García de Quevedo Topete are GMEXICO's executive officers and employees.

Germán Larrea Mota-Velasco y Genaro Larrea Mota-Velasco are brothers. Juan I. Gallardo Thurlow is their brother-in-law. Xavier García de Quevedo Topete y Héctor García de Quevedo Topete are brothers. Prudencio López Martínez is Juan Sánchez-Navarro y Peón's son-in-law

DUTIES AND POWERS OF THE BOARD OF DIRECTORS

I. General powers for suits and collections with all the general and special powers which may require a special clause according to law, in order to be considered conferred without any limitation whatsoever, pursuant to provisons set forth in the first paragraph of Article two thousand five-hundred and fifty four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District.. The Board of Directors will have the powers and duties, without limitation, to dismiss action voluntarily, even in amparos (*a constitutional provision peculiar to Mexico which resembles United States writs of prohibition, certiorari, injunction, and habeas corpus)*, settle by compromise, submit to arbitration; ask and answer questions; make cessions of properties; challenge judges, and execute all acts determined by law, among which, represent the Company before judicial, administrative, criminal, civil and all other nature of authorities, with the capacity to file suits and complaints, grant pardons, become the palintiff party or make themselves assistants to the District Attorney in criminal proceedings, and before the labor authorities and labor courts.

II. General powers to execute management acts in accordance to what is set forth in the second paragraph of Article two thousand five-hundred and fifty four of the Civil Code in force in the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District.

III. General Powers to freely appoint and remove the Managing Director and any other Director and General or Special Manager, as well as other executive officers, attorneys-in-fact, agents and employees; determine their powers and duties, working conditions, and remunerations.

IV. General Powers to acquire and dispose of shares and interests of other companies, under the concept that the Board of Directors qill require previous authorization of the General Ordinary Stockholders Meeting for acquiring or disposing of shares or exercising the withdrawing right, exclusively in the following assumptions:

IV. a) When other companies shares acquisition, because of one or serveral simultaneous or successive acquisitions, exceed twenty per cent of the Company stock capital value, according to its last financial statement. General Ordinary Stockholders Meeting approval shall not be required in the case of shares or interest of other companies, which activities coincide, with the activities of this Company.

IV. b) When other companies shares selling value, because of one or serveral simultaneous or successive sellings, exceed twenty per cent of the Company stock capital value, according to its last financial statement. Likewise, General Ordinary Stockholders Meeting approval shall be required in the case shares or interest are sold, and such sale implies, because of one or several simultaneous or successive operations, to lose control of the company in question, which activities coincide with the activities of this Company, and

IV. c) General Powers to exercise, under the terms of Article two hundred and twenty of the General Law of Business Companies, the withdrawing right of the variable equity shares representing the stock capital of companies the Company be a stockholder of, when this represents, because of one or several simultaneous or successive acts, the reimbursement of shares which value exceed twenty per cent of the Company stock capital value, according to its last financial statement. The General Ordinary Stockholders Meeting approval shall also be required in the case

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the withdrawal implies, because of one or several simultaneous or successive acts, to lose control of the company in question, which activities coincide with the activities of the Company.

V. General powers to execute acts of domain, without any limitation, under the terms of the third paragraph of Article two thousand five-hundred and fifty four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District.

VI. To issue, draw, subscribe to, endorse and otherwise negotiate all kinds of credit instruments under the terms of Article Nine of the General Law of Credit Instruments and Operations.

VII. To open and cancel bank accounts or any other financial intermediary, as well as to make deposits and draw against them and appoint persons that will be able to draw against them, and confer on these persons specific powers.

VIII. To call for general ordinary, extraordinary or special stockholders meetings, in all the cases provided by the by-laws or the General Law of Business Companies, or when deemed convenient, as well as to set the date and time on which said meetings shall be held or to execute their resolutions.

IX. To prepare labor internal regulations.

X. To appoint and remove these Company external auditors.

XI. To establish branches and agencies of the Company in any part of the Mexican Republic or abroad.

XII. The Board of Directors shall be given exclusive and unassignable capacity to determine how the Company owned shares votes shall be issued in the Stockholders Meetings of other companies in which the Company have majority ownership of the shares.

XIII. The Board of Directors can't delegate the following empowers of approval: (1) transactions different from the ordinary course of business between the Corporation and its partners and members of the Board of Directors, or persons with whom they have patrimonial links, or a relationship up to second grade, spouse or concubine; (2) the buying and selling of 10% or more of the active; (3) the granting of guarantees for an amount greater than 30% of the actives, as well as (4) different transactions out of normal course of business which represent more than 1% of the Corporation actives.

The members of the Board of Directors shall be responsible for the resolutions to that arrive, with reason of the matters to that he/she refers the previous paragraph, save in the case settled down by the Article 159 of the General Law of Mercantile Societies

XIV. To confer, grant, revoke or cancel general or special powers, granting substitution faculties of the same, except those faculties which exercice corresponds in an exclusive way to the Board of Directors by law or statutory provisions, always reserving for itself the exercise of its capacities;

XV. To carry out all acts authorized by these by-laws or arising from the same.

XVI. To authorize pursuant to Article Fourteen-bis of the Stock Market Law, the acquisition in stock markets of shares representing the Company's own capital stock, under the terms of applicable provisions, as well as their subsequent placement, as provided in Clause Eighth of these by-laws.

XVII. To establish Special Committees as deemed adequate for developping this Company operations, setting forth capacities and duties of such Committees, on the understanding that such Committees will not have capacities that pursuant to the Law or these by-laws exclusively correspond to the General Stockholders Meeting or the Board of Directors.

GMEXICO at present has the following internal committees:

EXCECUTIVE COMMITEE

GMEXICO by-laws consider the Executive Committee as an intermediary body of the administration, integrated by an odd number of members which will be determined by the Ordinary General Stockholders Meeting from the members of the Company's Board of Directors, with the understanding that the mentioned Executive Committe will always act as a professional association body. The Chairman and Secretary of the Executive Committee will be the persons holding such positions on the Board of Directors. The resolutions of the Executive Committee must be approved by the favorable vote of the majority of the members attending the relevant session. In case of a tie, the member heading the session will have the casting vote.

The Executive Committee shall meet on the dates and with the frequency determined by the same Committee in the first session to be held during each corporate fiscal year, or, when called by the Chairman, any of its 2 (two) members or the statutory auditor.

The Executive Committee acts as a professional body association, is not entitled to delegate its powers to any person, but will be able to grant general and special powers when it so deems convenient and to appoint the persons or delegates that must execute its resolutions. The Company's Comisario will always be called to the Executive Committe sessions and he must attend with authority to speak but without voting rights.

The powers and duties entrusted to the Executive Committe are those listed below:

1) General powers for suits and collections with all the general and special powers which may require a special clause in accordance with the law, in order to be considered conferred without any limitation whatsoever, pursuant to provisons set forth in the first paragraph of Article two thousand five-hundred and fifty four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District. The Board of Directors will have the powers and duties, without limitation, to: dismiss action voluntarily, even in *amparos (a constitutional provision peculiar to Mexico which resembles United States writs of prohibition, certiorari, injunction, and habeas corpus)*, settle by compromise, submit to arbitration; ask and answer questions; make cessions of properties; challenge judges, and execute all acts determined by law, among which, represent the Company before judicial, administrative, criminal, civil and all other nature of authorities, with the capacity to file suits and complaints, grant pardons, become the palintiff party or make themselves assistants to the District Attorney in criminal proceedings, and before the labor authorities and labor courts.

2) General powers to execute management acts in accordance to what is set forth in the second paragraph of Article two thousand five-hundred and fifty four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District.

3) General Powers to freely appoint and remove the Managing Director and any other Director and General or Special Manager, as well as other executive officers, attorneys-in-fact, agents and employees; determine their powers and duties, working conditions, and remunerations.

4) General powers to execute acts of domain, without any limitation, under the terms of the third paragraph of Article two thousand five-hundred and fifty four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District.

5) To issue, draw, subscribe to, endorse and otherwise negotiate all kinds of credit instruments under the terms of Article Nine of the General Law of Credit Instruments and Operations.

6) To open and cancel bank accounts or any other financial intermediary, as well as to make deposits and draw against them and appoint persons that will be able to draw against them, and confer on these persons specific powers;

7) To establish branches and agencies of the Company in any part of the Mexican Republic or abroad; and,

8) To confer, grant, revoke or cancel general or special powers, granting substitution faculties, except for those faculties which exercise corresponds in an exclusive way to the Board of Directors by law or statutory provisions, always reserving for itself the exercise of its capacities.

Lastly, it is noteworthy that the Executive Committe shall report to the Board of Directors on the activities it has undertaken in a yearly manner, or, whenever, under its opinion, material facts or events for the Company have occurred.

Members of the Executive Committee appointed on the General Ordinary Stockholders Meeting of May 29, 2003.	
Name	**Current position**
Germán Larrea Mota-Velasco	Non independent Member
Juan Sánchez Navarro Peón	Independent Member
Prudencio López Martínez	Independent Member
Juan I. Gallardo Thurlow	Non independent Member
Carlos Girón Peltier	Independent Member
Genaro Larrea Mota-Velasco	Non independent Member
Agustín Santamarina V.	Independent Member

Armando F. Ortega Gómez atendance to the committee meetings as Executive Committee Secretary. With respect to the relation of the members of Executive Committee with the Issuer, *see "4. MANAGEMENT- b) Managers and Stockholders – 1. Directors and 2. Principal Officers".*

AUDITING COMMITTEE

The purpose of the Auditing Committee is to increase and outline the awareness of the internal control significance, providing security to investors and to the Board of Directors because of the existence of a body that will review both internal and external auditing policies and practices, thereby providing more security and integrity to the financial and accounting information prepared by the company, bringing up to the Board any material matter arising out of its work.

In fulfillment of Article Fourteen Bis Three, Part V of the Stockmarket Law, the Corporation will have an Audit Committee acting as an intermediate administration body composed of the number of members appointed by the General Ordinary Stockholders Meeting in which the President and the majority of the members will be independent members and the Audit Committee will act always as a collegiate body.

Members of the Audit Committee shall remain in office one year but in any case will carry out its duties even if the term for which they were appointed has expired until the new appointments are made and the persons designated as new members assume their positions. Also, they can be reelected or revoked at any moment receiving the emoluments determined by the General Ordinary Stockholders Meeting.

The Audit Committee shall meet without any call at the time and date previously determined in the first session of every fiscal year for sessions programmed in the calendar approved by the same Committee. Also, will meet when determined by the Committee Chairman, two of its members or the Statutory Auditor, in which a notice to all members will be sent 3 days prior to the meeting having the obligation to call the Statutory Auditor who is obligated to attend with authority to speak but without voting rights. The call should be sent by mail, wire, fax, messenger or any other that makes sure members of the Committee will be informed of the meeting at least 3 days before. The call can be sign by the Audit Committee Chairman, the Secretary of the Board of Directors or by the Alternate Secretary. No call will be necessary if all members of the Audit Committee are attending a meeting.

In order to consider an Audit Committee legally held, the majority of its members shall be represented and its resolutions will be valid if they are adopted by the favorable vote of the majority of the represented members in the meeting. In case of draw the chairman will have a qualified vote. The functions entrusted to the Audit Committee are the following:

a) To elaborate annual reports regarding activities and presenting it to the Board of Directors.

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b) Make comments on transactions with related persons as established on Article Fourteen Bis Three, Part IV, Subparagraph d).

c) When considered appropriate, to propose the engage of independent experts for opinions or advises on transactions referred to in Article Fourteen Bis Three, Part IV, Subparagraph d).

d) Any other issue not prohibited by Law or statutory provisions to the Ordinary General Stockholders Meeting or the Board of Directors.

Audit Committee shall annually inform the Board of Directors of activities or any other act considered transcendental for the Corporation. A minute or resume of every Audit Committee session will be made and transcribed to a special book. This minute or resume will include the attendance of the members to the meetings of the Committee, decisions adopted therein, and the signature of the ones acting as Chairman and Secretary.

Members of the Board of Directors and the Statutory Advisor attending to the Audit Committee and in any case the members of such Committee, must communicate other Directors, Committee members or any other bodies appointed, of any transaction in which they have an interest opposed to the issuing Corporation and refrain from any deliberation and decision.

Any person infringing what established on the paragraph above mentioned will be responsible of any damage, harm or injury caused to the Corporation.

Members of the Audit Committee appointed on the General Ordinary Stockholders Meeting of May 29, 2003 Name	
Agustín Santamarina V.	Independent Member
Carlos Girón Peltier	Independent Member
Emilio Carrillo Gamboa	Independent Member

Armando F. Ortega Gómez atendance to the committee meetings Audit Committee Secretary and Rolando Vega Iñiguez as an Examiner of the Company. With respect to the relation of the members of the Auditing Committee with the Issuer, *See "4. MANAGEMENT - b) Managers and Stockholders – 1. Directors and 2. Principal Officers".*

COMPENSATION COMMITTEE

In accordance to statutory provisions, the Board of Directors has created a Compensation Committee in GMEXICO.

The Compensation Committee shall act with the principles set forth and shall have the functions and responsibilities described below:

Through the Compensation Committee the company seeks to encourage the participation of its principal key officers and employees, according to results obtained by the company and its subsidiaries, seeking their continuance in the company by linking their interests to those of the stockholders in order to assure that the company be more competitive.

The Compensation Committee shall meet at least once a year in an Ordinary Session and at any other time in an Extraordinary Session at the request of two members of the Board of Directors or the same Committee, and of the Human Resources Director. Any other member of the Board of Directors may participate in its meetings. For its meetings to be considered valid in all cases a quorum with the majority of the members of the Committee shall be required

The Compensation Committee is authorized to investigate any activity in the scope of its functions and it has the authority to obtain any information it requires from any officer and/or employee and will have access to external legal advisors of the company and/or its subsidiaries, if deemed necessary.

The Compensation Committee's obligations will be the following:

1) Evaluating performance and development of key officers and employees for the company and/or subsidiaries based on their participation in the company's results.

2) Coordinating operations of the company and/or its subsidiaries Human Resources Division in order to foster development and implementing the necessary functions and mechanisms to achieve the key officers and employees continuance in the company

3) Creating or reviewing operating guidelines and rules through which mechanisms and bases are set forth in order to be applied while evaluating the key officers and employees' performance and development.

4) Proposing and recommending to the Board of Directors the appraisals made and the measures and/or benefits to be granted to key officers and employees of the company and/or its subsidiaries.

5) Surveilling fulfillment of applicable legal provisions and of the covenants and offers made through the labor agreements entered into by the key officers and employees of the company and/or its subsidiaries.

6) Presenting proposals to the Board of Directors on any matter they consider important, making all the recommendations they deem relevant or necessary

7) Any other issue demanded or requested by the Board of Directors.

Members of the Compensation Committee appointed on the General Ordinary Stockholders Meeting of May 29, 2003 Name	
Germán Larrea Mota-Velasco	Non independent Member
Agustin Santamarina V.	Independent Member
Prudencio López Martínez	Independent Member

Armando F. Ortega Gómez atendance to the committee mettings as Compensation Committee Secretary. With respect to the relation of the members of Compensation Committee with the Issuer, *See "4. MANAGEMENT - b) Managers and Stockholders – 1. Directors and 2. Principal Officers".*

2. Principal officers

As a natural consequence of the growth in the mining division of the Group, we have undergone a greater rationalization and optimization of the available resources we have. The organization underwent an operating and administrative restructuring with the purpose of obtaining a better use of human, technical and materials resources. The present organizational structure stands as follows:

GRUPO MEXICO:	
German Larrea Mota Velasco	Executive President
Daniel Tellechea Salido	Administration and Finance President
Juan Rebolledo Gout	Vice-President-Internacionational Relations
Armando Ortega Gómez	General Councel
Gabino Páez González	Human Resources Managing Director
Héctor García de Quevedo Topete	Special Matters Managing Director
Ernesto Durán Trinidad	Corporate Comptroller Director
Héctor Nieto	Corporate Finance Director
Remigio Martínez Muller	Corporate Exploration Director
Vidal Muhech Dip	Corporate Engineering and Construction Director

Mario Vinageras Barroso	Sales Corporate Director

MINERA MEXICO:

Germán Larrea Mota Velasco	Executive President
Xavier García de Quevedo Topete	President and Managing Director
Daniel Chávez Carreón	General Director Operations
Julian Chavira Quintana	Director of Immsa Mining Operations
Arturo Bermea Castro	Director of Immsa Coal and Coke Metallurgic Operations
J. Eduardo González Félix	Financial Director
Alfonso González Schiavon	Director of Human Resources
Ruben Tello Flores	Director Mining Operations, Mexcobre
Isaac López Arzola	Director Mining Operations, Mexcananea
Jorge Meza Viveros	Director of Mexcobre Metallurgic Plants Operations
Manuel Calderón Cárdenas	Director of Planning and Control of Mining Operations
Juan Manuel Rodríguez Arriaga	Sales Director
Arturo Villanueva Robinson	Supplies Director
Sergio M. Ferrer De la Barrera	Director of Legal Division
Amador Osoria Hernández	Exploration Director
Jorge Padilla Mariscal	Sistems Director
David González Trujillo	Projects Director
Agustín Ávila Martínez	Comptroller Director
Javier Castillo Iñiguez	General Auditor

ASARCO:

Germán Larrea Mota Velasco	Executive President
Genaro Larrea Mota Velasco	President and Managing Director
Brian Boylan	Director of Human Resources
James O'Neill Jr.	Financial Director
Manuel Ramos	Plants Opèrations Director
George Burns	Mining Operations Director
Gary Miller	Sales Director
Douglas Mc Allister	Director of Legal Division
Genaro Guerrero Díaz Mercado	Treasurer
Oscar González Barron	Comptroller
Clifford Smith	Supplies Director

SPCC / PERU:

Germán Larrea Mota Velasco	Executive President
Oscar González Rocha	President and Managing Director
Hans Flury	Director of Legal Division
José Chirinos	Finance and Controller Divison Director
Alberto Giles	Director of Human Resources
Manuel Plenge	Logistics Director
José de I. De los Heros	Commercial Director
Edgar Corrales	Exploring Director
Fernando Mejía	Director of Toquepala Operations
Alsiario Antuñez de Mayolo	Director of Cuajone Operations
William Torres	Director of Ilo Operations
Ezio Buselli	Director of Environmental Services

FERROCARRIL MEXICANO :

Germán Larrea Mota Velasco	Executive President
Alfredo Casar Pérez	President and Managing Director
Lorenzo Reyes Retana	Director of Operations
Enrique Nava Escobedo	Administration and Finance Director

Jaime Alvarez Garibay	Legal Director
Juan Manuel Correa Cuéllar	Sales Director
Rogelio Vélez López de la Cerda	Marketing Director
Héctor Ojeda Milanés	Industrial Relations Director
Florentino Matadamas Hernández	Supplies Corporate Director
Pedro Dupeyrón Vázquez	Corporate Services Director

Each of GMEXICO's executive officer is appointed for an indefinite term. The following are GMEXICO's main executive officers:

Name	**Current position**	**Years in this position**	**Years as employee**
Germán Larrea Mota-Velasco	Executive President	11	11
Daniel Tellechea Salido	Administration & Finance President	9	33
Héctor García de Quevedo Topete	Managing Director of Special Matters	3	24
Xavier García de Quevedo Topete	President & Managing Director of Minera México	3	7
Genaro Larrea Mota-Velasco	President and Managing Director of Asarco	2	18
Oscar González Rocha	President and Managing Director of SPCC	4	31
Alfredo Casar Pérez	President & Managing Director of GFM	3	5
Daniel Chávez Carreón	General Director Operations	3	20
Armando Ortega Gómez	General Director Legal	2	2
Gabino Páez González	Human Resources Managing Director	12	56
Ernesto Durán Trinidad	Corporate Comptroller	3	20
Manuel Calderón Cárdenas	Planning and Control Managing Director	11	33
Genaro Guerrero Díaz Mercado	Asarco's Treasurer	4	18

Curricula

Germán Larrea Mota-Velasco. Chairman of the Board of Directors and Executive President of GMEXICO, AMC, MM, GMM, Asarco, SPCCC, and GFM. Former Executive Vice-President of GMEXICO and GMM and member of their board of directors since 1981. Likewise, he is Chairman of the Board of Directors and Executive President of Empresarios Industriales de Mexico, S.A. de C.V. (holding company); Perforadora Mexico, Mexico Compañia Constructora y Fondo Inmobiliario among others, positions assumed in 1992. In 1978 he founded the publishing and advertising company "Grupo Impresa" and acted as Chairman of the Board of Directors and Managing Director until 1989, when the company was sold. Mr. Larrea is a member of the Board of Directors of several companies, Grupo Financiero Banamex Accival, Banco Nacional de Mexico, Grupo Televisa, Grupo Bursátil Mexicano, Seguros Comercial América, BMV, Cámara Minera de Mexico y Consejo Mexicano de Hombres de Negocios, among others.

Genaro Larrea Mota-Velasco. President and Managing Director of Asarco since September 2001. Previously, he was Commercial Managing Director, from 1994 to 2001, Director of International Operations from 1989 to 1993 and Assistant to GMEXICO's Managing Director from 1987 to 1989, Treasurer from 1984 to 1987, Alternate

Treasurer from 1982 to 1984 at Mexcobre, Manager of the Foreign Trade Division at Banca Serfin from 1981 to 1982. He is a member of GMEXICO, de GMM, GFM, Asarco and SPCC's Boards of Directors.

Daniel Tellechea Salido. Administration and Finance President since 2000. Previously he was Administration & Finance Managing Director since 1994. Mr. Tellechea started his activities in the Group in 1968, at Immsa, where he served in several positions within the administration of mines and plants. In 1979, he joined Mexcobre and in 1986 he was appointed Mexcobre's Administration and Finance Managing Director. He is a member of GMEXICO, GMM, Asarco, SPCC and GFM's Boards of Directors.

Xavier García de Quevedo Topete. President and Managing Director of Minera Mexico since 2001. Previously he was President and Managing Director of Asarco since November 1999 to August of 2001. Since 1969 he served in several positions at Immsa, including Chief of Engineering and Production Processes at San Luis Potosí's copper plant and at Monterrey's refinery he was Assistant to the Managing Direction and Development Manager at the zinc refinery. He was in charge of Mexcobre's Purchasing and Administrative Divisions. In 1986, Mr. García de Quevedo left the company to join Grupo Condumex where he undertook several positions. In September 1994, he returned to GMEXICO and was responsible of the Development Managing Direction; in 1997, he was appointed GFM's Managing Director. He is a member of GMEXICO, GMM, Asarco, SPCC, and GFM's Boards of Directors.

Oscar González Rocha. President and Managing Director of SPCC since November 18, 1999, he was previously in charge of Mexcobre Management Direction since 1986 and of Mexcananea's Management Direction since 1990. In 1976, Mr. González Rocha was Technical Sub-director responsible of constructing La Caridad project and afterwards he became Managing Director of Operations. From 1974 to 1976 Mr. González Rocha worked for Mexico Cía. Constructora hydroelectric projects. He is a member of GMEXICO, GMM, Asarco and SPCC's Board of Directors.

Alfredo Casar Pérez. . Mr. Casar Pérez is a member of GMEXICO Board of Directors since 1997 and he is Managing Director of GFM and Ferromex since November 1999. From November 1, 1998 to November 15, 1999 he was Managing Director of GMEXICO's Development; from July 30 1994 to October 1998, he acted as Managing Director of Servicios y Control Empresarial, S.A. de C.V.; from February 1992 to July 1994 he worked as Managing Director of Perforadora Mexico, S.A. de C.V. In addition, he is a member of GMEXICO, GMM, GFM, and Asarco's Boards of Directors.

Héctor García de Quevedo Topete. GMEXICO's Corporate Director of Special Affairs since 1999. He was former Advisor to GMEXICO's Presidency.

Daniel Chávez Carreón. General Dirctor Operations of Minera Mexico since July 2001. Previously in charge Managing Director of Immsa since 1997 to June 2001. Mr. Chávez Carreón was Purchasing Manager until 1989 when he left the company to become General Manager of W.M. Mexicana. In 1991 he rejoined Grupo Mexico to serve as Director of Corporate Purchasing until 1997. He is a member of GMEXICO's Board of Directors.

Armando Ortega Gómez. General Director Legal of Grupo Mexico since May 2001. Mr. Ortega is Alternate Secretary of GMEXICO, Asarco and SPCC Boards of Directors. Previously, he served in The Secretariat of Economy as a Chief International Practices Trade Unit for four years and in International area for same Secretariat since 1989.

Gabino Páez González. Corporate Director of Human Resources. Mr. Páez started at the Department of Industrial Relations in 1945. Mr. Páez main responsibilities are negotiating labor contracts and the development of union and non-union staff personnel, as well as implementing productivity programs in conjunction with the unions. He is an Alternate Member of GMEXICO and GMM's Boards of Directors.

Ernesto Durán Trinidad. Corporate Director of Controller Division since 1999. He was GMEXICO's former Controller Director since 1994 and Mexocobre's former Controller Sub-Director since 1987. Prior to that, he was Controller of the Corporate Office in Mexico City. Joint-Treasurer of Financial Planning from 1984 to 1985 and from 1983 to 1984 Joint-Manager of Mexcobre's Internal Auditing Department.

Manuel Calderón Cárdenas. Planning and Control Director. He assumed this position in 1989 and was previously in charge of Immsa's Engineering Division. His responsibilities include financial and economic valuation of new mines, planning and programming of mining operations, as well as analysis of capital and operation costs. Previously, he served as Mine Superintendent in 1965, Planning Department Manager in 1975 and Commercial Sub-Director in 1982. He is a member of Asarco Boards of Directors.

Genaro Guerrero Díaz Mercado. Treasurer since 1999 of Asarco Inc., Treasurer since 1993 of GMEXICO. Previously, since 1983 he served in several positions of the Financial Department at Mexcobre.

3. Compensations to Board Directors and Officers.

For the year ending on December 31, 2002, the aggregate compensation to GMEXICO's Board Directors and Officers paid or accrued during that year for services rendered was approximately $109.4 million pesos (nominal value).

4. Stockholders

GMEXICO's shares are listed on the Bolsa Mexicana de Valores, S.A. de C.V and quote under "GMEXICO" trade code. *See "2 THE COMPANY – xii) Shares Representing the Stock Capital".*

The following table details information obtained from the records of the last General Ordinary Stockholders Meeting, held last May 29, 2003, on the principal Stockholders that hold the majority of GMEXICO Stock Capital:

Stockholders with more than 5% of the Stocks:

Stockholder's name	*Number of shares*	*Interest %*	
Empresarios Industriales de Mexico. S.A de C.V.	237,634,100	36.47%	(1)

Important changes in the interest % held in the last three years:

Stockholder's name	*Number of shares*	*Interest %*	
Empresarios Industriales de Mexico. S.A de C.V.	236,260,870	36.27%	(1)
Empresarios Industriales de Mexico. S.A de C.V.	236,285,870	36.26%	(1)
Empresarios Industriales de Mexico. S.A de C.V.	237,634,100	36.47%	(1)

The 10 principal Stockholders are:

Stockholder's name	*Number of shares*	*Interest %*	
Empresarios Industriales de Mexico. S.A de C.V.	237,634,100	36.47%	(1)
Banamex División Fiduciaria	148,018,771	22.71%	
Miguel Alemán Velasco	18,634,625	2.86%	
Grupo Joave, S.A. de C.V.	15,207,092	2.33%	
Grupo Miave, S.A. de C.V.	15,182,842	2.33%	
Dresdner Bank A.G.	17,630,200	2.71%	
Grupo Bav, S.A. de C.V.	15,092,093	2.32%	
Banco Inbursa Fideicomiso 0008 Telmex Pensiones	14,358,300	2.20%	
Dresdner Bank A.G.	10,722,100	1.65%	
Banco Inbursa, S.A. Institución de Banca	10,581,004	1.62%	
Fondo Dinámico de Inversiones Bursátiles	8,740,000	1.34%	

(1) The Larrea family directly or indirectly controls the majority of GMEXICO's stock capital, since they are stockholders in Empresarios Industriales de Mexico, S.A. de C.V., GMEXICO holding company.

98.9% of GMM stock capital is owned by MM and 1.16% of GMM stock capital is owned by certain minoritary investors.

In accordance with the attendance list of last May 29, 2003 General Ordinary Stockholders Meeting, GMEXICO directors and principal officers hold approximately 47,375,591 shares which represent 7.27% of the outstanding shares as of May 29, 2003.

d) Stockholder's Capital Structure

Information is provided below in connection with the most relevant provisions of GMEXICO By-Laws. The ones in force at the moment of presentation of this Report are recorded in the Public Registry of Commerce of the Federal District under commercial folio 253,318, dated October 8, 1999. The information and the abridgement presented hereinbelow do not attempt to be complete, and they are subject to the provisions of the GMEXICO By-Laws and the applicable laws.

Incorporation

GMEXICO is a Mexican corporation and it was chartered on September 2, 1999, by means of notarial deed number 56,551, executed before Notary Public No. 19 of the Federal District, Atty. Miguel Alessio Robles.

Characteristics of the Series of Shares

The shares that represent the corporate capital shall be composed of a single series "B" of free subscription shares, in accordance with the Foreign Investment Law, its regulations and other applicable legal provisions.

At least 51% (fifty-one per cent) of the common shares shall at all times be subscribed by individuals or corporations considered as Mexican investors pursuant to the Foreign Investment Law and its regluations, and, in any case, no more than 49% (forty-nine per cent) of said shares may be subscribed or acquired freely or indistinctly by Mexican or foreign investors.

Each Series "B" common share with full voting rights shall confer the right to one vote at all the Stockholders Meetings.

Stockholders Meetings

The general Stockholders Meetings shall be Extraordinary and Ordinary. Any other Stockholders Meetings shall be Special.

The following shall be General Extraordinary Stockholders Meetings:

(i). Those that are convened to deal with any of the matters referred to in article 182 of the General Law of Commercial Corporations.

(ii). Those that are called to resolve on the cancellation of the registration of the corporate shares in the Securities Section of the National Registry of Securities and Brokers and in national or foreign stock markets where they are registered, except in quoting systems or other markets which are not organized as stock markets; and

(iii). Those that are called to resolve on the amendment of Clause Tenth of the corporate By-Laws.

All the other General Stockholders Meetings shall be Ordinary.

The Calls

The calls for the Stockholders Meetings shall be made by the Board of Directors, through the person designated for said purpose by the Board, or by the Stockholders Auditor Statutory Inspector whenever he deems it convenient or when he may be required to do so by the provisions of the General Law of Commercial Corporations. In any case, the stockholders representing at least thirty-three per cent of the corporate capital, may request in writing the Board of Directors or the Statutory Inspector, at any time, that either of them, indistinctly, issue a call for a General Stockholders Meeting, to discuss the matters specified by said stockholders in their request, on the understanding that, if the call is not made within a term of fifteen days from the date of the request, the call shall be made by a Civil or District Judge of the corporate domicile, at the request of stockholders representing the aforementioned 33%, who shall have to present their share certificates to that effect. In this case, said stockholders shall inform the Board of Directors and the Statutory Inspector of the corresponding judicial authorization, at least twenty-four hours before the date of publication of the call, in order to give validity to said call. This percentage will be of 10% of corporate capital if stocks are registered in the Mexican Stock Market and the National Registry of Securities. Any stockholder of a single share may request that a General Stockholders Meeting be called for, in accordance with article one hundred and eighty-five of the General Law of Commercial Corporations.

The calls for Stockholders Meetings shall be published in the official gazette of the corporate domicile or in one of the newspapers with the largest circulation of the corporate domicile, at least fifteen calendar days in advance to the date that is set for the Stockholders Meeting. The calls shall contain the agenda, and they shall be signed by the person or persons who make them, on the understanding that if they are made by the Board of Directors, the signature of the Secretary or the Alternate Secretary of said Board, or of the delegate designated for said purpose by the Board of Directors among its members, shall suffice. The Stockholders Meetings may be held without need of a previous call, in case the totality of the shares that constitute the corporate capital are represented at the time of voting.

If at any Stockholders Meeting, wheter it may be Ordinary, Extraordinary or Special, all the stockholders are present, said Meeting may resolve by unanimous vote on matters of any nature, even on those that are not included in the agenda.

Rights of Attendance to the Stockholders Meetings

Only the stockholders who are registered in the Share Registration Book carried by the Corporation shall be admitted at the Stockholders Meetings; for all legal effects, said registration shall be closed three days before the date that is set to hold the Meeting.

In order to attend to the Stockholders Meetings, the stockholders shall have to show the corresponding admission card, which shall only be issued at their request, which shall have to be made at least 24 hours before the hour that is set to hold the Meeting, presenting to the corporate Secretary's office the deposit slip of the corresponding share certificates, issued by a securities deposit institution, by a national or foreign banking institution or by a stock brokerage company, in accordance with applicable provisions of the Securities Market Law. The shares that are deposited to have the right to attend the Meetings shall not be returned until same have been held, by delivery of the voucher therefor issued to the stockholder or his/her representative.

Stockholders representing at least 33% of the corporate capital will be able to directly take necessary steps to obtain civil responsibility against the administrators if requirements established on Article 163 of the General Law of Commercial Corporations are fully complied with. This action may also be taken with respect to Statutory Advisors and members of the Audit Committee consistent to the same legal provision. Said percentage will be of 15% if corporate capital stocks are duly registered on the Mexican Stock Market and the National Registry of Securities.

If requested by Stockholders representing at least 33% of total stocks in a Meeting, the voting of any issue in which information is considered not to be sufficient, will be postponed 3 days without the need of a new call. This right can only be claimed once in each matter and the percentage will be 10% if corporate capital stocks are duly registered on the Mexican Stock Market and the National Registry of Securities

Stockholders who represent at least 33% of the corporate capital can oppose decisions taken in General Meetings if requirements on Articles 201 and 202 of the General Law of Commercial Corporations are fulfilled. Said percentage will be 20% if the corporate capital stocks are duly registered on the Mexican

Attendance Quorum and Voting at Stockholders Meetings

In order to consider a General Ordinary Stockholders Meeting legally held by virtue of a first call, at least 50% (fifty per cent) of the sahres into which the corporate capital is divided shall have to be represented thereat, and its resolutions shall be valid if they are adopted by the majority vote of the common shares represented thereat.

In case of a second or ulterior call, the General Ordinary Stockholders Meetings may be validly held regardless of the number of common shares represented at the Meeting, and their resolutions shall be valid when they are taken by the majority vote of the common shares represented thereat.

The following rules shall be followed for the Extraordinary and Special Stockholders Meetings:

In order to consider a General Extraordinary Stockholders Meeting legally held by virtue of a first call, at least 75% of the shares into which the corporate capital is divided shall have to be represented, and its resolutions shall be valid if they are adopted by the favorable vote of at least 50% of the shares into which the corporate capital is divided. In case of a second or ulterior call, the General Extraordinary Stockholders Meetings may be validly held if at least 50% of the shares into which the corporate capital is divided are represented thereat, and their resolutions shall be valid if they are taken by the favorable vote of the shares which represent at least 50% of the shares into which the corporate capital is divided. In case the Meeting intends to amend Clause Tenth of the Corporate By-Laws, or intends to cancel the shares registration with the RNV, a voting quorum of at least 95% of the shares into which the corporate capital is divided will be required.

The same rules set forth in the preceding paragraph shall apply for Special Stockholders Meetings, but referred to the special category of shares involved.

Administration of GMEXICO

The administration of GMEXICO is entrusted to a Board of Directors integrated by a minimum of five members and a maximum of twenty, determined by the General Ordinary Stockholders Meeting in which at least 25% must be independent alternates in compliance with Article 14 Bis of the Stockmarket Law. For each Director of the Board will be designated an Alternate Director in the understanding that the last ones will be properly designated and will only replace its own Director.

The appointment or election of the Board of Directors members shall be made by the General Ordinary Stockholders Meeting, by simple majority vote.

The stockholders representing at least 25% of the corporate capital represented by common shares, shall have the right to designate one regular and one alternate board member, who may only substitute the corresponding regular member, on the understanding that said percentage shall be 10% of the common shares at the time the corporate shares are registered with the BMV (Mexican Stock Market) or the RNV (National Securities and Brokers Registry). Once said minority appointments have been made, the Stockholders Meeting shall determine the total number of members that will form the Board of Directors, and it will designate the rest of the Board Members by simple majority vote, without counting the votes corresponding to the stockholders who exercised the minority right referred to in this paragraph.

The Board of Directors members may or may not be stockholders; they shall remain in office one year, they may be re-elected or their appointments may be revoked at any time, even in the case of members designated by the exercise of minority rights, and they shall receive the emoluments determined by the General Ordinary Stockholders Meeting. Nothwithstanding the above, the Board members shall continue in office, even if the term for which they were appointed has expired, until the new appointments are made and the persons designated as new members assume their positions. Neither the Board of Directors members nor the "Comisario", nor the administrators or managers, shall have to place a bond to guarantee the fulfillment of the responsibilities pertaining to their tenure of office, unless the Stockholders Meeting, which designates them, determines said obligation.

If it is so resolved by the General Ordinary Stockholders Meeting, the Corporation may constitute an intermediate administration organ, an Executive Committee composed of an odd number of regular and alternate members appointed by the General Ordinary Stockholders Meeting among the regular or alternate members of the Board of Directors, which shall always act as a collegiate body. The Executive Committee members shall remain in office one year, but in any case they shall continue in their positions until the persons designated to substitute them assume their tenure of office; they may be re-elected or their appointments may be revoked at any time, and they shall receive the emoluments determined by the General Ordinary Stockholders Meeting.

In fulfillment of Article Fourteen Bis Three, Part V of the Stockmarket Law, the Corporation will have an Audit Committee acting as an intermediate administration body composed of the number of members appointed by the General Ordinary Stockholders Meeting in which the President and the majority of the members will be independent members and the Audit Committee will act always as a collegiate body.

Members of the Audit Committee shall remain in office one year but in any case will carry out its duties even if the term for which they were appointed has expired until the new appointments are made and the persons designated as new members assume their positions. Also, they can be reelected or revoked at any moment receiving the emoluments determined by the General Ordinary Stockholders Meeting.

The Audit Committee shall meet without any call at the time and date previously determined in the first session of every fiscal year for sessions programmed in the calendar approved by the same Committee. Also, will meet when determined by the Committee Chairman, two of its members or the Statutory Auditor, in which a notice to all members will be sent 3 days prior to the meeting having the obligation to call the Statutory Auditor who is obligated to attend with authority to speak but without voting rights. The call should be sent by mail, wire, fax, messenger or any other that makes sure members of the Committee will be informed of the meeting at least 3 days before. The call can be sign by the Audit Committee Chairman, the Secretary of the Board of Directors or by the Alternate Secretary. No call will be necessary if all members of the Audit Committee are attending a meeting.

In order to consider an Audit Committee legally held, the majority of its members shall be represented and its resolutions will be valid if they are adopted by the favorable vote of the majority of the represented members in the meeting. In case of draw the chairman will have a qualified vote. The functions entrusted to the Audit Committee are the following:

(a) To elaborate annual reports regarding activities and presenting it to the Board of Directors.

(b) Make comments on transactions with related persons as established on Article Fourteen Bis Three, Part IV, Subparagraph d).

(c) When considered appropriate, to propose the engage of independent specialists for opinions or advises on transactions referred to in Article Fourteen Bis Three, Part IV, Subparagraph d).

(d) Any other issue not prohibited by Law or statutory provisions to the Ordinary General Stockholders Meeting or the Board of Directors.

Audit Committee shall annualy inform the Board of Directors of activities or any other act considered transcendental for the Corporation. A minute or resume of every Audit Committee session will be made and transcribed to a special book. This minute or resume will include the attendance of the members to the meetings of the Committee, decisions adopted therein, and the signature of the ones acting as Chairman and Secretary.

Members of the Board of Directors and the Statutory Advisor attending to the Audit Committee and in any case the members of such Committee, must communicate other Directors, Committee members or any other bodies appointed, of any transaction in which they have an interest opposed to the issuing Corporation and refrain from any deliberation and decision.

Any person infringing what established on the paragraph above mentioned will be responsible of any damage, harm or injury caused to the Corporation.

5. STOCK EXCHANGE MARKET

a) Stock Structure

As of April 30, 2002, 651,646,640 shares fully subscribed to and paid, Series B, integrated the paid corporate capital of GMEXICO Class I.

Series "B" will be integrated by common stocks, with full voting rights, at all times representing 100% of the total common shares with full voting rights which may correspond to both Class I and Class II. At all times, at least 51% of this Series shares shall be subscribed by natural or legal persons considered Mexican investors. The variable portion of the stock capital has a limit of up to ten times the minimum fixed portion total.

GMEXICO has registered with the R NV the following securities:

In the Securities Section A, its series "B" shares, which are quoted under the quotation code: "GMEXICO".

In the Securities Section, Special Section, GMM on September 26, 1995, carried out the placement of Secured Export Notes amounting up to US$ 600 million.

In the Securies Section, Special Section, GMM on March 31, 1998, carried out the placement of Guaranteed Senior Notes amounting up to US$ 500 million.

With respect to the number of shareholders registered in GMEXICO books, these represent approximately 831 according to the record of the General Ordinary Stockholders Meeting, held on May 29, 2003.

b) Share Behavior in the Stock Exchange Market

See *"7. ANNEXES. 1. Consolidated Financial Statements as of December 31, 2002 and 2001 Note 1 to the consolidated Financial Statements of the company. Filing of Financial Statements".*

The behavior of GMEXICO's shares for the following periods is shown below:

GMEXICO Series B y L (A) shares. Last five years:

Year	Higher Price	Lower Price	Last Price	Annual Average Volume
SERIES B CLASE I SHARES				
1998	30.00	16.80	26.00	242,889
1999	48.50	19.00	46.95	402,586
2000	57.50	24.95	29.00	466,296
2001	33.50	8.97	9.00	686,836
2002	19.10	8.70	11.50	683,825
SERIES B CLASS I (A) SHARES				
1998	27.95	20.10	27.80	634,685
1999	-	-	-	-
2000	-	-	-	-
2001	-	-	-	-
2002	-	-	-	-

GMEXICO Series B and L (A) quarterly for the last two years:

Year	Quater	Higher Price	Lower Price	Last Price	Quarterly Average Volume
	SERIES B CLASS I SHARES				
2001	FIRST	33.50	24.95	28.73	470,358
	SECOND	28.80	22.30	23.62	479,506
	THIRD	24.80	13.00	13.40	907,759
	FOURTH	14.50	8.97	9.00	889,720
2002	FIRST	15.40	8.70	14.10	1,029,363
	SECOND	19.10	12.60	14.21	828,467
	THIRD	16.20	9.96	10.24	367,271
	FOURTH	12.65	9.29	11.50	539,892
2003	FIRST	13.50	11.50	12.74	269,170
	(*)SECOND	15.70	12.00	15.55	387,644

(*) As of May 30, 2003.

GMEXICO Series B shares, monthly for the last six months:

Year	Month	Higher Price	Lower Price	Last Price	Quarterly Average Volume
2002	December	12.65	9.29	11.50	539,892
2003	January	13.50	9.80	12.85	534,488
"	February	13.50	11.00	12.81	215,736
"	March	13.50	11.50	12.74	269,170
"	April	13.65	11.90	12.91	260,264
"	May (*)	15.70	12.00	15.55	382,752

(*) As of May 30, 2002

(A) Cancellation of GMEXICO Series "L" with restricted voting rights.

GMEXICO held a Special Series "L" Stockholders' Meeting on April 28, 1998 and a General Extraordinary Meeting, in which the following issues were unanimously aproved by the stockholders votes:

1. Approval to cancell 39,118,899 series "L" shares with restricted voting rights and other corporate limited rights, as a result of the reduction in the capital stock corresponding to these shares in the amount of $183,148,113

2. The exchange of series "L" 75,889,223 shares that GMEXICO had repurchased under its own shares acquisition program under the terms of Article 14 bis of the Stock Market Law in effect as of December 31, 2000 and of Article Eight of the corporate by-laws, for series "B" common shares, with full voting rights, realizing such exchange evenly, this is to say, at a ratio of one share per one share, so that the stock capital be exclusively represented by Series "B" common shares.

As a result of the cancellation of Series "L" shares and of the 929,836 Series "B" unsubscribed shares, GMEXICO capital stock was represented by a total of 650,000,000 common and ordinary Series "B" shares, without expressing par value, representing the fixed portion of the stock capital, with full voting rights.

As a result of the aforesaid Stockholders Meetings resolutions, GMEXICO Series "L" shares with limited voting rights, pursuant to the last INDEVAL list, were delisted from the RNV on May 27, 1998.

Negotiability of GMEXICO share for the last three years and for the last eight months of the years 2002 and 2003:

Average negotiability index in accordance with qualifications included in the BMV"Negotiability Index":

2000	8.055
2001	8.189
2002	8.022

For the last eight months of the year 2002/2003:

2002	
September	8.044
October	7.902
November	7.834
December	7.892
2003	
January	8.093
February	7.799
March	7.926
April	7.950

It is important to note that GMEXICO share has been considered as highly negotiable by the BMV, thus it has been granted an award of high negotiability, which is granted yearly by the BMV.

6. RESPONSIBLE PERSONS

Germán Larrea Mota Velasco	Executive President
Daniel Tellechea Salido	President Finance and Administration
Armando Ortega Gómez	General Director Legal
Arturo García Bello	External Auditor

7. ANNEXES

Translation of financial statements originally issued in Spanish

1.- Audited Consolidated Financial Statements as of December 31, 2002 and 2001
Expressed in thousands of Mexican pesos with purchasing power
As of December 31, 2002

Together with auditors' report

Translation of a report originally issued in Spanish
(See explanation added to the notes to the financial statements)

To the Board of Directors and Stockholders of
Grupo México, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo México, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's consolidated financial statements at December 31, 2001, and for the year then ended, were audited by other auditors whose report, dated April 5, 2002, on those statements expressed a qualified opinion because of the classification of financial debt, and included explanatory paragraphs that describe: 1) the adoption of Bulletin C-2, "Financial Instruments"; 2) negotiations to determine the amounts to be recovered from and paid to Mexican railway system operators, as indicated in Note 16a to these financial statements; 3) the lawsuit filed against one of the Mexican railway system operators, as detailed in Note 18a to these financial statements; and 4) the substantial doubt raised about the Company's ability to continue as a going concern derived from the commitments and contingencies of its subsidiary, Asarco Incorporated ("Asarco") (Note 2d), and the pending restructuring of its financial debt due to the noncompliance with certain restrictions established in its loan agreements (Notes 1 and 10).

Except as discussed in paragraph a) below, we conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

a) Since a more in-depth evaluation has yet to be completed on the possible legal contingencies of Asarco regarding its exposure to asbestos claims, we were unable to evaluate and therefore cannot express an opinion on the adequacy of the related recorded liabilities and disclosed contingencies at December 31, 2002. Asarco has recorded a liability of US$31.9 million and has insurance providing coverage of up to US$207 million for liabilities and contingencies that may arise in the future.

b) In 2002 Asarco suffered a net loss of US$27.9 million, and at December 31, 2002 has accumulated losses of US$386.7 million (based on accounting principles generally accepted in the United States of America). Furthermore, as discussed in Note 18, Asarco has environmental commitments and contingencies, the outcome and the impact of which on its financial statements are uncertain. Similarly, Asarco has recorded liabilities of US$188 million and established an environmental trust in the amount of US$100 million to cover these contingencies. The accompanying financial statements have been prepared on the basis that Asarco will continue as a going concern and therefore do not include any adjustments related to the valuation and classification of its asset carrying amounts or the amount and classification of its liabilities that might be required if Asarco were unable to continue as a going concern.

c) As explained in Notes 1 and 10 to the financial statements, Asarco, a U.S. operating company, and Grupo Minero México, S.A. de C.V., the holding company of the Mexican mining operations, concluded the restructuring of their debt. Accordingly, the qualification included in the report issued by the predecessor auditors regarding the classification of financial debt is no longer applicable. Notwithstanding, the generation of positive cash flows and sufficient operating margins to ensure fulfillment of contracted commitments will largely depend on the medium-term recovery of the prices of metals produced and sold by these subsidiaries of the Company, as well as on the operating improvements currently being implemented to increase the productivity of the Company.

d) As part of the aforementioned debt restructuring, a corporate restructuring was also carried out, as a result of which in March 2003, after obtaining authorization from the U.S. Department of Justice, Asarco sold its shares in Southern Peru Copper Corporation to its holding company, Americas Mining Corporation, Inc. (Note 1b).

e) As discussed in Note 16a. to the financial statements, Ferrocarril Mexicano, S.A. de C.V. has net balances receivable from a Mexican railway system operator that were generated between 1998 and 2002. Negotiations are currently underway to determine the amounts to be recovered and paid per segment (interlinear and trackage rights), which are not clearly defined in the concession agreements. At December 31, 2002 and 2001, the Company has recorded net balances receivable of $220,403 and $179,970, respectively, which are included in the caption "Net accounts receivable from other railroads" in the balance sheet. In addition, the Company is currently involved as defendant and plaintiff in several lawsuits, as discussed in Note 16 to the financial statements. In the opinion of the Company's legal advisors, the probable results or duration of such lawsuits is not determinable. At December 31, 2002, the Company has not recorded any liability to cover the possible results of the negotiations and lawsuits referred to in this paragraph.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient evidence regarding the legal contingencies discussed in paragraph a) above, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Grupo México, S.A. de C.V. and subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

C.P.C. Arturo Garcia Bello

May 13, 2003

GRUPO MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and temporary investments (Note 4)	$ 4,808,291	$ 2,929,463
Cash retained in collateral accounts	907,992	363,852
Notes and accounts receivable:		
Trade, net of allowances for doubtful accounts of $99,856 and $126,067 as of December 31, 2002 and 2001, respectively	2,206,231	2,528,647
Recoverable taxes	713,312	368,756
Accounts receivable from other railway operators	244,634	204,484
Other	551,717	597,166
	3,715,894	3,699,053
Inventories, net (Note 5)	4,349,280	5,283,041
Prepaid expenses and other	312,918	437,374
Total current assets	14,094,375	12,712,783
PROPERTY, PLANT AND EQUIPMENT, net (Note 6)	59,011,780	59,130,952
CONCESSION TITLES, net (Note 7)	1,796,202	1,864,635
INVESTMENT IN SHARES OF ASSOCIATED AND OTHER UNCONSOLIDATED COMPANIES	139,798	132,743
DEFERRED INCOME TAXES (Note 14)	5,329	24,901
GOODWILL, net of accumulated amortization of $103,575 and $82,860 as of December 31, 2002 and 2001	103,575	131,416
OTHER ASSETS:		
Deferred charges, net (Note 8)	10,419,655	12,185,907
Shares in trust	415,964	356,976
	10,835,619	12,542,883
TOTAL	$ 85,986,678	$ 86,540,313

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Current portion of long-term debt and interest payable (Note 10)	$ 6,874,148	$ 8,785,376
Accounts payable and accrued liabilities	6,509,381	5,992,395
Accounts payable to other railway operators	129,322	184,593
Income and asset taxes payable	1,380,172	879,302
Employee statutory profit-sharing payable (Note 14)	104,846	140,059
Maintenance agreements (Note 9)	128,695	133,040
Current portion of liability for plant closing and environmental contingencies (Note 18)	178,494	319,472
Capital reimbursement payable to minority interests (Note 20)	803,112	-
Total current liabilities	16,108,170	16,434,237
MAINTENANCE AGREEMENTS (Note 9)	87,177	207,766
LIABILITY FOR PLANT CLOSING AND ENVIRONMENTAL CONTINGENCIES (Note 18)	1,760,788	1,222,833
OTHER LONG-TERM LIABILITIES AND RESERVES	1,430,113	911,583
LONG-TERM DEBT (Note 10)	24,001,542	20,439,563
LIABILITY FOR VOLUNTARY RETIREMENTS, PENSIONS, SENIORITY PREMIUMS AND MEDICAL SERVICES (Note 11)	1,593,225	867,723
DEFERRED INCOME TAXES AND EMPLOYEE STATUTORY PROFIT-SHARING (Note 14)	10,819,021	12,718,718
Total liabilities	55,800,036	52,802,423
COMMITMENTS AND CONTINGENCIES (NOTE 16 AND 18)		
STOCKHOLDERS' EQUITY (Note 12):		
Capital stock	18,193,201	18,193,201
Reserve for purchase of own shares	13,433	13,433
Additional paid-in capital	147,712	147,712
Retained earnings	10,005,957	11,216,712
Excess in restated stockholders' equity	3,569,900	5,090,307
Cumulative effect of deferred income tax	(10,089,776)	(10,089,776)
Majority stockholders' equity	21,840,427	24,571,589
Minority interest	8,346,215	9,166,301
Total stockholders' equity	30,186,642	33,737,890
TOTAL	$ 85,986,678	$ 86,540,313

The accompanying notes are part of these consolidated financial statements.

GRUPO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER OF DECEMBER 31, 2002, EXCEPTPER SHARE AMOUNTS)

	2002	2001
REVENUES:		
Net sales	$ 18,921,446	$ 24,764,797
Service income	5,892,535	5,466,997
	24,813,981	30,231,794
COST AND OPERATING EXPENSES:		
Cost of sales	14,773,889	21,817,633
Operating cost	3,762,855	3,492,618
Administrative expenses	1,371,991	1,297,552
Depreciation, amortization and depletion	3,920,293	4,131,448
Amortization of goodwill	21,978	21,978
	23,851,006	30,761,229
INCOME (LOSS) FROM OPERATIONS	962,975	(529,435)
NET COMPREHENSIVE FINANCING COST:		
Interest expense	2,122,929	2,729,098
Interest income	(196,850)	(253,281)
Exchange loss (gain), net	1,705,823	(681,144)
Monetary position gain	(1,270,006)	(910,847)
(Gain) loss on hedging activities	(70,469)	511,683
	2,291,427	1,395,509
OTHER INCOME, net	(88,169)	(281,484)
LOSS BEFORE INCOME TAXES, EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE, EQUITY IN (INCOME) LOSS OF ASSOCIATED COMPANIES AND EXTRAORDINARY LOSS	(1,240,283)	(1,643,460)
INCOME TAXES (Note 14)	(867,602)	1,011,183
EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE (Note 14)	200,201	203,559
LOSS BEFORE EQUITY IN (INCOME) LOSS OF ASSOCIATED COMPANIES AND EXTRAORDINARY LOSS	(572,882)	(2,858,202)
EQUITY IN (INCOME) LOSS OF ASSOCIATED COMPANIES AND UNCONSOLIDATED COMPANIES	(7,820)	9,462
EXTRAORDINARY LOSS (Note 19)	83,347	-
CONSOLIDATED NET LOSS	$ (648,409)	$ (2,867,664)

ALLOCATION OF CONSOLIDATED NET LOSS:		
Majority interest	$ (1,210,755)	$ (2,830,842)
Minority interest	562,346	(36,822)
	$ (648,409)	$ (2,867,664)
Basic and diluted majority loss per share	$ (1.86)	$ (4.34)
Basic and diluted weighted average number of shares outstanding (in thousands)	651,647	651,542

The accompanying notes are part of these consolidated financial statements.

GRUPO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	Capital Stock									
	Nominal									
	Subscribed and Paid	Subscribed and Unpaid	Restatement	Reserve for Purchase of Own Shares	Additional Paid - in Capital	Retained Earnings	Excess (Insufficiency) In Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Minority Interest	Total Stockholders' Equity (Note 12)
BALANCES AS OF JANUARY 1, 2001	$ 15,720,377	$ (9,782)	$ 1,814,559	$ 13,433	$ 815,759	$ 14,323,358	$ 4,216,488	$(10,089,776)	$ 9,070,228	$35,874,644
Dividends paid	-	-	-	-	-	(275,804)	-	-	-	(275,804)
Increase in capital stock	605,384	-	62,663	-	(668,047)	-	-	-	-	-
BALANCES BEFORE COMPREHENSIVE INCOME	16,325,761	(9,782)	1,877,222	13,433	147,712	14,047,554	4,216,488	(10,089,776)	9,070,228	35,598,840
Comprehensive income:										
Consolidated net loss	-	-	-	-	-	(2,830,842)	-	-	(36,822)	(2,867,664)
Excess (insufficiency) in restated stockholders' equity	-	-	-	-	-	-	(330,674)	-	(386,506)	(717,180)
Additional liability for employee benefit obligations	-	-	-	-	-	-	(409,362)	-	-	(409,362)
Effect of translation of foreign entities	-	-	-	-	-	-	1,613,855	-	519,401	2,133,256
	-	-	-	-	-	(2,830,842)	873,819	-	96,073	(1,860,950)
BALANCES AS OF DECEMBER 31, 2001	16,325,761	(9,782)	1,877,222	13,433	147,712	11,216,712	5,090,307	(10,089,776)	9,166,301	33,737,890
Comprehensive income:										
Consolidated net loss	-	-	-	-	-	(1,210,755)	-	-	562,346	(648,409)
Excess (insufficiency) in restated stockholders' equity	-	-	-	-	-	-	(451,646)	-	(1,382,432)	(1,834,078)
Additional liability for employee benefit obligations	-	-	-	-	-	-	(1,068,761)	-	-	(1,068,761)
	-	-	-	-	-	(1,210,755)	(1,520,407)	-	(820,086)	(3,551,248)
BALANCES AS OF DECEMBER 31, 2002	$ 16,325,761	$ (9,782)	$ 1,877,222	$ 13,433	$ 147,712	$ 10,005,957	$ 3,569,900	$(10,089,776)	$ 8,346,215	$30,186,642

The accompanying notes are part of these consolidated financial statements.

GRUPO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Consolidated net loss	$ (648,409)	$ (2,867,666)
Charges (credits) that did not require (generate) resources:		
Provisions for voluntary retirements, pensions, seniority premiums and medical services	710,863	466,549
Depreciation	3,690,530	3,990,073
Amortization and depletion of deferred charges	161,330	141,375
Amortization of concession titles	68,433	68,868
Equity in (income) loss of associated companies and unconsolidated subsidiaries	(7,820)	9,462
Amortization of goodwill	21,978	21,978
Project cancellation	244,770	-
Liability for plant closing and environmental contingencies	553,513	544,696
Deferred income taxes and employee statutory profit-sharing	(1,045,073)	320,517
	3,750,115	2,695,852
Changes in current assets and liabilities:		
(Increase) decrease in-		
Notes and accounts receivable	(16,841)	2,002,905
Inventories	(1,557,487)	2,024,726
Prepaid expenses and other	124,456	(51,313)
Increase (decrease) in-		
Accounts payable and accrued liabilities	461,715	(466,184)
Liability for plant closing and environmental contingencies	(156,536)	(271,000)
Income and asset taxes payable	500,870	179,252
Liability for maintenance agreements	(124,934)	(199,588)
Employee statutory profit-sharing payable	(35,213)	(69,961)
Other long-term liabilities and reserves	518,531	60,765
Liability for voluntary retirements, pension seniority premiums and medical services	14,639	(24,979)
Net resources generated by operating activities	3,479,315	5,880,475

	2002	2001
FINANCING ACTIVITIES:		
Decrease in debt in real terms	4,324,304	(635,650)
Effect of variance of debt in constant Mexican pesos	(2,673,553)	(252,671)
Dividends paid	-	(275,804)
Additional liability for employee benefit obligations	(1,068,761)	(409,362)
Cash retained in collateral accounts	(544,140)	(363,852)
Capital reimbursement payable to minority interests	803,112	-
Net resources generated by (used in) financing activities	840,962	(1,937,339)
INVESTING ACTIVITIES:		
Additions to property and equipment, less net book value of retirements	(3,748,476)	(3,331,565)
Net (increase) decrease in investment in shares of associated and other unconsolidated companies	5,863	18,591
Net (increase) decrease in deferred charges	1,360,152	(701,313)
Shares in trust	(58,988)	(88,152)
Net resources used in investing activities	(2,441,449)	(4,102,439)
CASH AND TEMPORARY INVESTMENTS:		
Increase (decrease)	1,878,828	(159,303)
Beginning of year	2,929,463	3,088,766
End of year	$ 4,808,291	$ 2,929,463

The accompanying notes are part of these consolidated financial statements.

0224902

GRUPO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS

The operating companies that comprise Grupo México, S.A. de C.V. ("GMEXICO") and subsidiaries (collectively, the "Company") are in the metallurgical mining and freight railway services industries. They engage in the exploration, mining and processing of metallic and nonmetallic minerals, the mining of coal and provide multi-use and freight railway services. The Company operates mainly in Mexico, the United States of America (USA) and Peru.

a. ***Impact of metal prices on the Company's operation*** - During 2002, the Company continued to implement different measures at its mining operations to counteract the situation of the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels for various decades and were subject to a high degree of volatility despite sustained Chinese demand. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%; zinc dropped by 12.2%; and lead fell by 5.1%, over the prior year. Only precious metals prices improved: silver increased by 4.5% and gold by 14.4% over the prior year. Consequently, the Company's sales fell by $5,418 million pesos, or 17.9% from than the previous year, resulting in a consolidated net loss for the year of $648.4 million pesos, 77% less than that of the prior year. The Company undertook certain operating changes and cost reductions aimed at strengthening the Company's financial position and preparing it to take advantage of any future improvements in market conditions for the Company's products and services. In this regard, the Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. The workforce has also been reduced and programs have been implemented to increase productivity.

b. ***Renegotiation of the long-term debt and compliance with restrictions*** – Under pressure due to low metals prices and the resulting drop in liquidity, in 2001, the Company was obligated to restructure its debt because of its failure to comply with the liquidity-debt ratio required by its debt agreements. The Company developed an integral strategy to ensure an improved debt profile, maintain and improve its operations at lower costs, create an environmental compliance and commitments program, while also establishing a new group structure. This strategy produced positive results in March and April 2003, with the culmination of the financial restructuring of its mining subsidiaries, Asarco Inc. ("Asarco") and Grupo Minero México, S.A. de C.V. ("GMM"). The successful conclusion of this financial restructuring process, which involved a number of institutional investors, U.S. banking institutions and agencies, has resulted in greater financial and operating flexibility and allows management to focus on increasing the productivity and profitability of the mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMEXICO now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The financial restructuring of Asarco was concluded and signed on March 31, 2003, as detailed below:

I. Debt restructuring through:

   a. Payment of the borrowings of US$449.1 million with a banking syndicate headed by J.P. Morgan-Chase.

   b. Payment of US$100 million in long-term bonds.

   c. Payment or restructuring of different borrowings with European and Japanese banks, for approximately US$68 million.

   d. Cancellation of debt financing granted to Asarco by Americas Mining Corporation ("AMC") for

US$41.750 million.

e. An agreement with the U.S. Justice Department under which the Company agreed to establish an environmental trust in return for the consent of the U.S. Justice Department regarding the transfer of Asarco´s shares in Southern Peru Copper Corporation ("SPCC") to AMC.

The plan used to attain these objectives was achieved through the following:

1. The Company obtained approval from the U.S. Justice Department, as ratified by a U.S. Federal District Judge in Arizona, to permit Asarco to sell its shares in SPCC to AMC for US$765 million, of which US$500 million was paid in cash, and the remaining US$223.3 million was settled through two notes payable; one for US$100 million over eight years, guaranteed by GMEXICO, and the other for US$123.3 million, over seven years, without guarantee.

2. With the US$500 million that Asarco received in cash from the sale of shares of SPCC, together with US$46 million obtained from the recovery of environmental liability insurance, Asarco paid the revolving credit of US$449.1 million to the banking syndicate and the US$100 million derived from the expiration of long term bonds.

3. In order to finance the payment of US$500 million, AMC obtained: (i) US$320 million in contributions to AMC from GMEXICO, generated by dividends and capital reimbursements from Grupo Ferroviario Mexicano, and (ii) a medium term credit of US$310 million from Banco Inbursa, S.A. (Inbursa), which was entered into on March 30, 2003, and guaranteed by the shares of SPCC.

The financial restructuring of GMM was signed on April 29, 2003, as detailed below:

II. The restructuring of notes payable by GMM for US$880.9 million to the holders of its subsidiaries' secured export notes, and to the banking syndicate headed by Bank of America. This restructuring process consisted of:

a. The modification of interest rates, guarantees and payment periods;

b. The contribution of fresh capital of US$110 million by GMEXICO and AMC to GMM, as support for the latter's mining operations, which was transferred on April 29, 2003; and

c. The release of funds that were generated by export sales retained as a guarantee by the holders of "Secured Export Notes", which are shown on the accompanying balance sheet under the heading of "Cash retained in collateral accounts".

Accordingly, together with the recent payment of credits of US$550 million payable by its subsidiary Asarco, GMEXICO concluded its financial restructuring. Furthermore, additional collateral accounts retained by the bank agent were released to GMM. The next amortization of Asarco expires in April 2013. Notwithstanding, based on this restructuring process, GMM now has a more advantageous debt structure based on its financial capacities and current metal prices.

2. BASIS OF PRESENTATION

Consolidation of financial statements- The consolidated financial statements as of December 31, 2002 and 2001 include the financial statements of GMEXICO and those of its three subsidiaries AMC, a 100% directly and indirectly owned subsidiary, Grupo Minero México Internacional, S.A. de C.V. ("GMMI"), a 99.99% owned subsidiary, and Infraestructura y Transportes México, S.A. de C.V., ("ITM"), a 99.99% owned subsidiary, that consolidate the financial statements of their subsidiaries mentioned below:

Company	Domiciled in	Ownership Percentage as of December 31, 2002
Americas Mining Corporation ("AMC") (USA)		
Minera México, S.A. de C.V. ("MM")	Mexico	99.81%
Grupo Minero México, S.A. de C.V. ("GMM")	Mexico	98.91%
Mexicana de Cobre, S.A. de C.V. and Subsidiaries ("Mexcobre")	Mexico	96.43%
Mexicana de Cananea, S.A. de C.V. and Subsidiaries ("Mexcananea")	Mexico	98.49%
Industrial Minera México, S.A. de C.V. and Subsidiaries ("Immsa")	Mexico	100%
Minerales Metálicos del Norte, S.A. ("Mimenosa")	Mexico	100%
Servicios de Apoyo Administrativo, S.A. de C.V. ("Saasa")	Mexico	100%
México Compañía Inmobiliaria, S.A. ("Mexci")	Mexico	100%
Minerales y Minas Mexicanas, S.A. de C.V. ("MMM")	Mexico	100%
Western Copper Supplies, Inc. ("WCS")	USA	100%
Minera Mexico Internacional, Inc. ("MMI")	USA	100%
Mexicana del Arco, S.A. de C.V. ("Mexarco")	Mexico	100%
ASARCO Incorporated ("Asarco")	USA	100%
Air Resources Corporation	USA	100%
AR Mexican Explorations Inc. and Subsidiaries	USA	100%
AR Montana Corporation and Subsidiaries	USA	100%
AR Silver Bell, Inc. and Subsidiaries	USA	75%
Asarco Arizona, Inc.	USA	100%
Asarco Exploration Company, Inc. and Subsidiaries	USA	100%
Asarco Exploration Company of Canada, Limited	Canada	100%
Asarco International Corporation	USA	100%
Asarco International Corp. FSC	Virgen Island	100%
Asarco Oil and Gas Company, Inc.	USA	100%
Asarco Peruvian Exploration Company	USA	100%
Asarco Santa Cruz, Inc. and Subsidiaries	USA	100%
Bridgeview Management Company, Inc.	USA	100%
Compañia Minera Asarco, S.A.	Chile	100%
Domestic Realty Company, Inc.	USA	100%
Encycle, Inc.	USA	100%
Hydrometrics, Inc. and Subsidiaries	USA	100%
Encycle/Texas, Inc.	USA	100%
Federated Metals Canada Limited	Canada	100%
Federated Metals Corporation	USA	100%
Geominerals Insurance Company, Ltd.	Bermudas	100%
Lac d'Amiante du Quebec, Ltee and Subsidiaries	USA	100%
Mining Development Company and Subsidiaries	USA	100%
Minto Explorations Ltd.	Canada	55.77%
Mission Exploration Company and Subsidiaries	USA	100%
NCBR, Inc.	USA	100%

Company	Domiciled in	Ownership Percentage as of December 31, 2002
Northern Peru Mining Corporations	USA	100%
Southern Peru Holdings Corporation	USA	100%
Southern Peru Copper Corporation and Subsidiaries ("SPCC")	USA	54.42%
The International Metal Company	USA	100%
Tulipan Company, Inc.	USA	63.10%
Grupo Minero México Internacional, S.A. de C.V. ("GMMI") (Mexico)		
Controladora Minera México, S.A. de C.V. ("CMM")	Mexico	100%
Americas Mining Corporation ("AMC")	USA	39.62%
Infraestructura y Transportes México, S.A. de C.V. ("ITM") (Mexico)		
Líneas Ferroviarias de México, S.A. de C.V. ("LFM")	Mexico	99.98%
Intermodal México, S.A. de C.V.	Mexico	99.83%
Grupo Ferroviario Mexicano, S.A. de C.V. ("GFM")	Mexico	74%
Ferrocarril Mexicano, S.A. de C.V. ("Ferromex")	Mexico	100%
GFM Servicios Administrativos, S.A. de C.V. ("GFMSA")	Mexico	100%
Líneas Ferroviarias de México, S.A. de C.V., ("LFM") (Mexico), a 99.98% owned subsidiary of ITM.		
Texas Pacifico LP, Inc.	USA	100%
Texas Pacifico GP, LLC.	USA	100%
Texas Pacifico Transportation, LTD	USA	99%

At December 31, 2002 and 2001, Asarco's equity interest in SPCC (Asarco's main subsidiary with operations in Peru) was 54.42% and 54.2%, respectively, and its voting interest was 63.1% during both years. Asarco's beneficial economic interest in the operations of SPCC, net of the remaining labor shares interest, was 54.0% and 53.6% at December 31, 2002 and 2001, respectively. On March 30, 2003, Asarco sold its equity in SPCC to AMC for US$765 million, as detailed in Note 1.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

b. ***Translation of financial statements of foreign subsidiaries-*** To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finance and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the earnings (losses) were generated for retained earnings (accumulated deficit) and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

To consolidate the financial statements of foreign subsidiaries that do not operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in net comprehensive financing cost (income) within the consolidated statements of operations. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet

82-4582

date for monetary assets and liabilities (ii) the historical exchange rate for nonmonetary assets and liabilities (iii) the exchange rate in effect at the date the contributions were made for common stock (iv) the exchange rate at the transaction date for revenues and expenses. The resulting translated Mexican peso amounts are then restated to Mexican pesos of purchasing power of the most recent balance sheet date presented, per the National Consumer Price Index ("NCPI").

The financial statements of the principal U.S. based foreign subsidiaries, whose transactions are carried out mainly in the USA and Peru, are prepared in US dollars under accounting principles generally accepted in the USA ("U.S. GAAP"). In addition to the restatement of foreign subsidiaries' financial statements for the effects of inflation, the principal other adjustments to comply with MEX GAAP are as follows:

- Negative goodwill: The negative goodwill resulting from the acquisition of Asarco was reclassified from property, plant and equipment to deferred credit. As of December 31, 2002 and 2001, such deferred credit was fully amortized. Accordingly, depreciation expense recorded based on the U.S. GAAP basis purchase price allocation was also adjusted in order to be in conformity with MEX GAAP.

- Unrealized gain on financial instruments available for sale with original maturities in excess of three months: Gains (losses) resulting from fluctuations in the market value for such instruments are recorded in stockholders' equity under U.S. GAAP and as comprehensive income (cost) in the results for the period under MEX GAAP.

- Economic hedge of foreign currency-denominated liability: The exchange fluctuation originated from financing for the acquisition of Asarco that was designated as an economic hedge of foreign exchange differences on foreign currency-denominated liabilities was recognized in stockholders' equity under cumulative effect of restatement, and the monetary gain (loss) on such financing was calculated using the U.S. inflation rate.

- Accounting for certain derivative financial instruments: On January 1, 2001, GMEXICO's U.S. GAAP subsidiaries adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities", which amends SFAS No. 133. GMEXICO adopted Bulletin C-2, "Financial Instruments" (explained in Note 3). Under SFAS 133, changes in the fair values of qualifying cash flow hedging instruments may be recorded temporarily as part of accumulated other comprehensive income (loss), but under Bulletin C-2 all such changes in fair values of derivative instruments are recorded in the results of the year.

- Adjustment of minority interest: Minority interest was adjusted in the proportion corresponding to the adjustments mentioned above.

c. ***Comprehensive income (loss)*** – Comprehensive income (loss) presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with MEX GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of operations. In 2002 and 2001, the other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, the translation effects of foreign entities, and the net income (loss) of minority stockholders.

d. ***Basis of presentation of Asarco-*** As of December 31, 2002 and 2001, Asarco's most significant consolidated figures under MEX GAAP were as follows:

	2002	2001
Total assets	$ 35,646,641	$ 34,597,277
Total liabilities	$ 23,829,854	$ 22,890,490
Total stockholders' equity	$ 11,816,787	$ 11,706,786
Net sales	$ 12,293,118	$ 15,727,452
Consolidated net income (loss) for the year	$ 124,708	$ (1,895,561)

The Asarco figures included in the accompanying consolidated financial statements have been prepared on a going concern basis, assuming continuity of operations, the realizability of assets and settlement of liabilities in the normal course of business. Also, there is a significant amount of uncertainty surrounding the resolution of Asarco's commitments and contingencies described in Note 18. Asarco's financial statements, as consolidated herein, have been prepared assuming that Asarco will continue as a going concern and, therefore, do not include any adjustments that might result should Asarco be unable to continue as a going concern.

e. ***Restatement of 2001 figures-*** *The 2001 financial statements, which are presented for comparative purposes, were restated in terms of monetary units of the same purchasing power, as follows:*

- The figures of prior periods for foreign entities are restated in constant local currency, using as the basis for restatement the consumer price index of the country in whose currency the foreign entity reports its transactions.

- The figures of the foreign entities expressed in constant foreign currencies are translated at the exchange rate prevailing on the end of the latest period presented, as part of the process to translate and incorporate the foreign entities' financial statements into the consolidated financial statements.

f. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2002.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Recognition of the effects of inflation in the financial information-*** The Company restates all of its financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, as mentioned in Note 2e, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

To recognize the effects of inflation in terms of Mexican pesos with purchasing power as of year-end, the procedures were as follows:

- *Balance sheet:*

  Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product. Other inventory items are stated at their current acquisition or production costs, without exceeding their net realizable value.

  Property and equipment are restated by applying a factor derived from the inflation index of the country where the subsidiary operates. The Mexican companies and SPCC use the straight-line method to calculate depreciation of property and equipment, while Asarco uses mainly the units-of-production method. Depreciation of mining assets is calculated based on the restated value of proven and estimated metal reserves, and depreciation of other fixed asset items is calculated on their restated values, based on the estimated useful life of each asset.

  The investment in shares of associated companies is recorded under the equity method, and the stockholders' equity of these companies is restated following the same bases of the Company.

  Goodwill and negative goodwill are restated using the factor of inflation of the country where the investment is held, from the date of acquisition of the subsidiaries that originated the goodwill.

  Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

- *Statement of operations:*

  Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, using factors derived from the NCPI.

  Cost of sales of primary metals and other inventories is restated using the replacement cost of products sold, restated through year-end based on factors derived from the NCPI.

  As indicated above, depreciation is calculated on restated property and equipment from the date they are placed in service.

  The gain from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the inflation index of the country in which the companies report their transactions, restated through year-end with the corresponding factor.

- *Other financial statements statements:*

  The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior year-end, restated to Mexican pesos of the most recent year-end.

  The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the cumulative result from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on the results of operations as compared to the change in the NCPI. Additionally, it includes the cumulative result from translation of foreign entities.

b. ***Cash and temporary investments-*** Cash and temporary investments are primarily short-term investment funds, variable income securities and bank deposits, valued at market.

Asarco was owner of approximately 8.6% of GMEXICO's outstanding shares, which by their nature were restricted and therefore recorded at their estimated fair market value at the date of acquisition. In addition, a third party had an option to purchase these restricted shares for US$78.9 million or US$1.40 per share. This item is recorded as an investment in marketable securities. This fixed price option was exercised in August 2001 and the shares where sold for US$78.9 million. A pre-tax gain of US$12.7 million was recognized (in 2001) as a result of this sale.

c. ***Capitalization of railway improvements and maintenance*** - The improvement and maintenance of the railways are capitalized when the components of more than 20% of one kilometer of track are changed. The capitalized item is depreciated at a rate of 3.3%. When maintenance or repairs do not require changing the components of more than 20% of one kilometer of track, the cost is expensed as incurred.

d. ***Capitalization of overhauls*** - Regular maintenance and repairs are expensed as incurred. The cost of a locomotive overhaul, which extends the useful life of the related asset, is capitalized and amortized over a term ranging between four and eight years, depending on the type of overhaul.

e. ***Concession titles***- Concessions titles obtained by Ferromex are initially recorded at their original award cost and restated based on the NCPI. Amortization is calculated using the straight-line method, based on the estimated useful lives of the fixed assets under concession, which was an average of 30.3 years as of the date the concession were granted.

f. ***Impairment of long-lived assets*** - Ferromex periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined impaired when the future estimated cash flows expected to result from the use of such assets are less than the carrying value of the asset.

g. ***Hedging activities***- Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. To qualify for hedge accounting derivative instruments must be designated as a hedge in writing at acquisition or inception of the contract. In addition, such instruments must be periodically evaluated and deemed to be "highly" effective at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Derivative financial instruments that fail to qualify for hedge accounting are carried at fair value and all unrealized gains or losses are recognized in earnings.

The Company's derivative transactions during 2002 and 2001 were limited in volume and restricted to risk control. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the President of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales. Options and futures contracts are carried at fair value with unrealized gains or losses recognized in current earnings. Realized gains or losses from the sale or exercise of options and from the settlement of futures contracts are recognized in the period in which the underlying hedged production is sold.

h. ***Swap agreements***- Swap agreements limit the effect of changes in the price of the underlying transactions. The Company's swap agreements generally do not meet hedge accounting criteria and are carried at fair value with unrealized gains or losses recognized in current earnings. The Company enters into interest rate swap agreements to limit the effect of increases in interest rates on floating rate debt. The current differential to be paid or received as interest rates change under any such agreement is recorded in interest expense. Diesel fuel swap agreements are entered into to limit the effect of increases in the price of diesel fuel. The differential to be paid or received as diesel fuel prices change is recorded as a component of cost of sales. Foreign currency swap agreements are entered into to limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The difference to be paid or received as exchange rates change is included as the cost of the asset for which it was obtained.

i. ***Investment in shares of associated and other unconsolidated companies-*** These investments are recorded under the equity method. The primary component is the 25% investment in the capital stock of Ferrocarril y Terminal del Valle de México, S.A. de C.V. ("FTVM") (formerly Terminal Ferroviario del Valle de México, S.A. de C.V.).

j. ***Deferred charges-***

- *Stripping costs-* Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

  The Company's policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine's revenues.

- *Leaching material-* The Company capitalizes the cost of materials with low copper content, extracted during the mining process ("leaching material"), which are accumulated in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the individual depletion of the leaching dumps, which is approximately from 5 to 8 years.

- *Mine development costs-* Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

- *Preoperating expenses-* Expenses incurred during the preoperating period of Ferromex, interest on the liabilities assumed for the purchase of the Ferromex shares, as well as the monetary gains or losses generated by these liabilities during 1997 and through February 1998 are amortized on a straight-line basis over five years beginning March 1998, when operations started.

- *Other deferred expenses-* Other deferred expenses are comprised mainly of licenses, expenses related to the development of software for internal use, and debt restructuring expenses, which are capitalized and amortized on a straight-line basis over an average period between three and 10 years, beginning in 1999 and 2000.

- *Environmental remediation costs-* The Company accrues the costs associated with environmental remediation obligations when such costs are probable and reasonably estimable and generally not later than completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and recorded at gross amounts net of estimated land values. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable. Asarco applies U.S. GAAP Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP 96-1), issued by the American Institute of Public Accountants, which provides authoritative guidance on specific accounting issues in connection with recognizing, measuring and disclosing environmental remediation liabilities.

k. ***Goodwill-*** Beginning in 1998 the goodwill from the acquisition of Mexcananea and 25% of the shares of FTVM (associated company) is being amortized over 10 and 5 years, respectively, the terms over which the benefits from these investments are expected to be realized.

Negative goodwill from the acquisition of the Asarco shares, maintained in US dollars, was to be amortized over a two-year term, beginning on November 18, 2000, which was the original estimate of the time over which such subsidiary would be integrated into the Group; however, negative goodwill was fully amortized in 2000.

l. ***Employee benefit obligations-***

MEXICO

GMM has a trust fund, which at December 31, 2002 and 2001 held 31,734,189 and 27,516,351 shares, respectively, representing 4.9% y 4.2% of GMEXICO's capital stock. These shares are valued at market and the prices was 11.5 pesos and 9 pesos per share, respectively (presented as shares in trust in the accompanying consolidated balance sheets) and are intended for sale to non-unionized employees and to workers of subsidiaries and operating and affiliated companies that directly or indirectly are part of GMEXICO.

USA

As a result of the acquisition of Asarco by GMEXICO, the remaining 332,575 shares of Asarco's capital stock were early converted into Grupo México Series B "Stock Appreciation Rights" (SAR's). The cost of compensation charged (credited) against results in connection with SAR's was US$(0.9) million for the year ended December 31, 2000. The compensation charges in 2002 and 2001 were not material.

SAR's activity during the periods was:

		US dollar	
	Number of SAR'S	Weighted Average Price	Price Range
Outstanding at January 1, 2000	1,909,350	4.22	3.04 to 4.55
Exercised	-	-	-
Cancelled or expired	79,362	3.94	3.90 to 4.55
Outstanding at December 1, 2001	1,829,988	4.22	3.04 to 4.55
Exercised	-	-	-
Cancelled or expired	354,087	4.35	3.04 to 4.35
Outstanding at December 31, 2002	1,475,901	4.19	3.04 to 4.55

No additional SAR's have been issued. The weighted average remaining contractual life of SAR's outstanding as of December 31, 2002 is 4.1 years.

m. ***Employee benefit obligations-***

- *Pensions and seniority premium liability*

MEXICO

The Company records the liabilities from seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Indemnity, payments are charged to results in the period in which they become payable.

USA AND PERU

Asarco maintains several noncontributory, defined benefit pension plans covering substantially all US employees and certain employees of SPCC in Peru. Plan benefits for plant employees are based on salaries and years of service. Hourly plans are based on negotiated benefits and years of service.

Asarco's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional tax deductible amounts as may be advisable under the circumstances. Plan assets are invested principally in commingled stock funds, mutual funds and securities issued by the United States Government.

- *Postretirement benefits*

MEXICO

Mexcananea provides medical and hospital services to all active employees and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.) in accordance with Bulletin D-3, "Employee Benefits", Mexcananea records the liability for postretirement medical benefits, based on actuarial calculations under the projected unit credit method and using real interest rates.

USA

Noncontributory postretirement health care coverage under the Asarco Health Plan is provided to substantially all USA retirees not eligible for "Medicare". A cost sharing "Medicare" supplement plan is available for retired management employees, and life insurance coverage is provided to substantially all retirees. The plans are unfunded.

- *Personnel reduction*

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they are made.

n. ***Income tax, tax on assets and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

o. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing income (cost) in the consolidated statements of operations.

p. ***Revenue recognition-*** Most of the Company's copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of the Company's copper production is sold in the form of concentrate under contracts of one to three year duration. Silver and gold are sold under monthly contracts or in spot sales. Revenue is recorded primarily in the month the product is shipped to customers based on prices provided in sales contracts.

For certain of the Company's sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the proprietary market price estimate of Platt's Metal Week (as is the case for sales of molybdenum products), ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales, and Platt's market price for molybdenum. The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Ferromex recognizes revenues as transportation services are provided.

Asarco's environmental services subsidiary recognizes contract revenue on construction projects on the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

q.- ***Loss per share*** - Basic loss per ordinary share is calculated by dividing consolidated net loss of majority stockholders' by the weighted average number of shares outstanding during the year.

Diluted per share results are determined by adjusting consolidated net income and ordinary shares on the assumption that the Company's contracts to issue or convert its own shares were exercised. During 2002 and 2001, the weighted average number shares outstanding for the purpose of determining diluted per-share results was identical to that used for the purpose of determining basic per-share results due to the net losses incurred in those years.

4. CASH AND TEMPORARY INVESTMENTS

	2002	2001
Cash	$ 1,362,652	$ 2,445,412
Temporary investments	3,445,639	484,051
	$ 4,808,291	$ 2,929,463

5. INVENTORIES

	2002	2001
Materials and accesories	$ 2,070,253	$ 2,565,504
Copper	1,772,062	1,866,182
Silver	438,811	761,663
Lead	78,237	75,055
Zinc	135,892	154,718
Gold	93,875	159,571

02-45082

	2002	2001
Copper concentrates	8,468	184,362
Zinc concentrates	20,220	12,179
Lead concentrates	4,692	4,783
Molybdenum concentrates	1,083	324
Molybdenum trioxid	536	681
Quick lime	13,209	7,367
Coal and coke	11,455	10,885
Sulfuric acid	278	12,222
Byproducts	57,138	35,329
Diesel fuel and lubricants	23,372	10,451
Merchandise-in-transit	52,605	73,698
Advances to suppliers	22,998	13,489
	4,805,184	5,948,463
Less-		
Restated cost of treatments pending refining or production	(313,688)	(476,431)
Allowance for obsolescence	(142,216)	(188,991)
	$ 4,349,280	$ 5,283,041

6. PROPERTY, PLANT AND EQUIPMENT

			Average Annual Depreciation Rates			
			2002 Sector		2001 Sector	
	2002	2001	Mining	Railway	Mining	Railway
Mining concessions and land	$2,638,944	$ 2,965,874	4.0%	-	4.0%	-
Buildings and improvements	26,985,078	33,259,225	4.0%	2 to 35%	4.0%	2 to 35%
Automobiles and trucks	619,639	711,064	6.08%	20%	6.08%	20%
Mobile equipment	8,249,411	9,420,285	4.07%	20.80%	4.07%	20.80%
Processing equipment	42,500,355	33,908,446	4.07%	22.5%	4.02%	22.5%
Locomotives and freight cars	9,338,003	7,082,163	4.07%	4 to 25%	4.07%	4 to 33%
	90,331,430	87,347,057				
Accumulated depreciation	(32,285,983)	(30,026,565)				
	58,045,447	57,320,492				
Construction-in-progress	966,333	1,810,460				
	$59,011,780	$ 59,130,952				

During 2002, because of depressed metal prices, Asarco evaluated its long-lived assets for impairment. For copper operations, the Company assumed a future long-term ten year average COMEX price considering american reserves in excess of 9 billion pounds of recoverable copper plus 2.3 billion recoverable pounds at Montana Resources Incorporated, Asarco considers its copper assets to be recoverable. The same is true with respect to zinc assuming ten-year average zinc prices and considering existing reserves of 7.0 million recoverable pounds and anticipated reserves of 16.8 million pounds. During 2002, average annual copper and zinc market prices were approximately, US$.73 and US$0.40 pound, respectively. It is essential that these prices return to near historical levels to ensure recovery of the assets.

Operations at Asarco's "El Paso" smelter, stated at its realizable value of US$12.6 million at December 31, 2001, were suspended in February 1999. The smelter's depreciation expense for the years 2002 and 2001 was US$0.2 million.

Operations at Montana Resources Incorporated, with a net book value of US$87.6 million (Asarco's proportional consolidated share) at December 31, 2001, were suspended in June 2000. Depreciation expense for the operation was US$1.8 million 2002 and US$0.1 million in 2001.

On February 2, 2001 the Company indefinitely suspended operations at its East Helena, Montana lead smelter due to its inability to obtain appropriate feed materials that would permit continued economic operations of the smelter. The net book value of the East Helena smelter was US$25.0 million at December 31, 2002. Depreciation expense for the smelter was US$0.2 million in 2002 and US$1.2 million in 2001.

On November 17, 2001 the Company indefinitely suspended operations at its Tennessee Zinc Division due to low zinc prices. The net book value of the Tennessee Zinc Division was US$11.7 million at December 31, 2002. Depreciation expense for the smelter was US$0.5 million in 2002 and US$3.0 million in 2001.

During 2001, the operations of the Santa Eulalia mining unit, in Chihuahua state, Velardeña, in Durango State, and Rosario, in Sinaloa State, were interrupted due to low mineral grades and high operating costs, which prevented the Company from conducting profitable operations at such locations. Company management expects to recommence operations at Santa Eulalia when metal prices increase. At December 31, 2002, the net accounting valuecarrying amounts of these three plants was $786,880.

7. CONCESSION TITLES

Ferromex was granted the following concession titles:

Concession titles	2002	2001
North Pacific railway track	$ 1,696,230	$ 1,696,230
Ojinaga-Topolobampo railway track	4,562	4,562
Nogales-Nacozari railway track	25,521	25,521
Overhauls	402,132	402,132
	2,128,445	2,128,445
Accumulated amortization	(332,243)	(263,810)
Net value	$ 1,796,202	$ 1,864,635

The value of the North Pacific railway track concession title was determined by deducting the value of the tangible assets received, net of the liability from the lease of 24 locomotives that Ferrocarriles Nacionales de México (FNM) had entered into with Arrendadora Internacional, S.A. de C.V., from the price paid for the Ferromex shares.

The acquired assets and assumed liabilities include:

- Tangible assets acquired under an agreement executed for that purpose, which consist of locomotives, rolling stock and materials;
- Use rights over track, railway, buildings and maintenance premises;
- 25% of FTVM shares, the company in charge of operating the Terminal del Valle de México Station;
- Financial lease liability.

The concession grants Ferromex the right to render cargo transportation services for an initial 50-year term (beginning on February 19, 1998), on an exclusive basis for 30 years, using the general communication railway and public use assets of the North Pacific and the Ojinaga-Topolobampo railway tracks. Ferromex is entitled to use, and has the obligation to keep in good condition, the track age rights, rail road tracks, buildings and maintenance facilities. Title to those assets and facilities, however, lies with the Federal Government and all rights over those assets must be returned to the Federal Government upon termination of the concessions term.

In July 1999, Ferromex obtained the rights to operate the concession of the Nogales-Nacozari railway track for 30 years, renewable for a term not to exceed 50 years beginning on September 1, 1999. The concession price was $24.1 million Mexican pesos.

The assets concessioned to Ferromex were classified according to independent appraisals, as follows:

	Remaining Estimated Useful Lives at the beginning of the Concession (Years)	2002	2001
North Pacific and Ojinanga-Topolobampo railway tracks	50	$ 184,163	$ 184,163
Land	50	9,063	9,063
Buildings	26	229,492	229,492
Rail	25	210,460	210,460
Ties	26	95,367	95,367
Sidings	7	25,719	25,719
Turnouts	50	294,840	294,840
Grading	24	115,996	115,996
Ballast	50	103,879	103,879
Tunnels	29	421,416	421,416
Bridges	26 to 45	10,397	10,397
Other		1,700,792	1,700,792
	30	25,521	25,521
Nogales-Nacozari railway track		402,132	402,132
Overhauls	4 to 8	2,128,445	2,128,445
		(332,243)	(263,810)
Less- Accumulated amortization			
		$ 1,796,202	$ 1,864,635

8. DEFERRED CHARGES

	2002	2001
Stripping costs	$ 8,208,691	$ 10,397,165
Preoperating expenses	4,814	488,641
Mine development costs	391,584	644,864
Leaching material	919,125	532,020
Debt issuance costs	64,039	218,452
Intangible asset arising from employee benefits	41,625	48,598
Other	1,123,695	714,624
	10,753,573	13,044,364
Accumulated amortization	(333,918)	(858,457)
	$ 10,419,655	$ 12,185,907

9. MAINTENANCE AGREEMENTS

Ferromex has executed four maintenance and repairs contracts with GE Transportation System México, S.A. ("GETS") which include major repair for its locomotives, as follows:

Supplier	Number of locomotives	Term	
		Effective date	Expiration date
GETS (before MPI Noroeste, S.A. de C.V.)	57	July, 1994	July, 2004
GETS (before GIMCO, S.A. de C.V.)	46	July, 2001	February, 2006
GETS (before GIMCO, S.A. de C.V.)	150	June, 1994	February, 2006
CETS	50	May, 1999	June, 2019
Total	303		

The Company has the right to rescind the maintenance contracts, in which case, it will assume the respective cost for early termination. At December 31, 2002, the overall termination cost of these contracts would be of approximately US$14.5 million. Additionally, if these contracts were terminated, any existing liabilities at that date must be settled.

a. ***Maintenance and repairs*** - As for the locomotives' maintenance and repair work, pursuant to the contracts, Ferromex must make monthly payments based on certain quotas that include mainly preventive and corrective maintenance. These quotas are recorded in results of operations at the time such services are received.

b. ***Major repair ("overhauls")*** - Overhauls are capitalized to property and equipment as incurred. The amounts presented in the balance sheet as maintenance agreement liabilities represent Ferromex liabilities for unpaid overhaul services already received, which must be settled as stated in the aforementioned contracts, as follows:

	2002		2001	
	Thousands of US Dollars	Thousands of Mexican Pesos	Thousands of US Dollars	Thousands of Mexican Pesos
2002			13,727	$ 133,040
2003	12,480	$ 128,695	14,970	145,087
2004	8,453	87,177	6,467	62,679
			21,437	207,766
	20,933	$ 215,872	35,164	$ 340,806

10. LONG-TERM DEBT

The expirations of notes payable as of December 31, 2002 (as restructured – see Note 1) and 2001 as per original terms are as follows:

Maturity	2002		2001	
	Thousands of US Dollars	Thousands of Mexican pesos	Thousands of US Dollars	Thousands of Mexican pesos
2002	-	$ -	850,876	$ 8,785,376
2003	666,584	6,874,148	417,064	4,042,121

02-4562

Maturity	2002 Thousands of US Dollars	2002 Thousands of Mexican pesos	2001 Thousands of US Dollars	2001 Thousands of Mexican pesos
2004	181,677	1,873,544	363,061	3,518,733
2005	129,482	1,335,283	77,848	754,483
2006	126,129	1,300,705	74,158	718,725
2007	735,730	7,587,216	1,112,708	11,405,501
2007	-	2,500,000	-	-
2008 and thereafter	911,980	9,404,793	-	-
	2,084,998	24,001,541	2,044,839	20,439,563
	2,751,582	$ 30,875,689	2,895,715	$ 29,224,939

Which are composed as follows as of December 31, 2002 (as restructured – see Note 1):

	Thousand of US Dollars	Thousand of Mexican pesos
Mexico-		
Grupo Minero México	$ 1,322,188	$ 13,635,064
Grupo México	105,775	1,090,805
Grupo Ferroviario Mexicano (in US dollars)	72,261	745,192
Grupo Ferroviario Mexicano (in Mexican pesos)	-	2,500,000
ASARCO-	917,607	9,462,822
SPCC-	299,004	3,083,478
	2,716,835	30,517,361
Interest payable	34,747	358,328
Total notes and interest payable	2,751,582	30,875,689
Less- Current portion of long-term debt	666,584	6,874,148
Long-term debt	2,084,998	$ 24,001,541

Interest paid by the Company during 2002 and 2001 (excluding the amounts capitalized of US$96,700 thousand and US$12,000 thousand in 2002 and 2001) were US$192,705 and US$221,695 thousand , respectively.

MEXICO

Grupo Minero México

As discussed in Note 1, the Company's financial results were significantly affected by the drop in the international prices of the main metals it produces. Derived from this situation, at December 31, 2002 and 2001, it failed to comply with its obligations on several occasions, and was unable to make the respective principal payments. As of 2001, the Company entered a debt negotiation process, and on December 4, 2002, signed a Term Sheet with the holders of secured export notes (SEN Holders) and bank holders, in which the new terms and conditions of the restructured debt were agreed.

The Term Sheet was executed on April 29, 2003, through the execution of a Common Agreement by the Company, its holding company, Minera México, S.A. de C.V., its main subsidiaries (as guarantors), the SEN Holders, Bank Holders, HSBC Bank as collateral agent and distributor of the funds of the SEN Holders, Bank of America as the administrative agent of the Bank Holders, and the Bank of New York as the SEN Trustee.

The main subsidiaries, SEN Holders and Bank Holders are detailed below:

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Subsidiaries

Grupo Minero México, S.A. de C.V.
Minera Mexico, S.A. de C.V.
Industrial Minera México, S.A. de C.V.
Minera Mexico Internacional Inc.
Mexicana de Cobre, S.A. de C.V.
Minerales Metálicos del Norte, S.A.
Mexicana de Cananea, S.A. de C.V.
Mexicana del Arco, S.A. de C.V.
Minerales y Minas Mexicanas, S.A. de C.V.
Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por Acciones, S.A.
México Compañía Inmobiliaria, S.A.
Proyecciones Urbanísticas S. de R.L. de C.V.

Sen Holders

Commonwealth of Pennsylvania State Employees Retirement System
John Hancock Variable Life Insurance Company
Lucent Technologies, Inc. Master Pension Trust
Metropolitan Life Insurance Company
John Hancock Life Insurance Company
Mellon Bank, N.A
MBIA Insurance Corporation
Nylim Stratford Cdo 2001-1, LTD
New York Life Insurance Company
Southland Life Insurance Company
Life Insurance Company of Georgia
Security Life of Denver Insurance Company
Connecticut General Life Insurance Company of North America
Life Insurance Company of North America
The Lincoln National Life Insurance Company
Ace American Reinsurance Company
The Prudential Insurance Company of America
Pacific Life Insurance Company

Teachers Insurance and Annuity Association of America

The Bank of New York, as trustee of Trust (Export Master Trust No. 1)

Bank Holders

JP Morgan Chase Bank
The Bank of Nova Scotia
Deutsche Bank Ag, New York and/or Cayman Islands Branch
HSBC Bank USA, as collateral agent of Bank Holders and SEN Holders
BNP Paribas, New York Branch
Royal Bank of Canada
Dresdner Bank Ag, New York And Grand Cayman Branches
Banco Nacional de Comercio Exterior, S.N.C.
Bank of America, N.A., as agent of the bankholders
Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa
Export Development Canada
West LB AG, New York Branch
Siemens Financial Services GMBH
Export – Import Bank of The United States

Société Genérale

This agreement establishes that the combined debt of the SEN Holders and Bank Holders will be divided into two series (Series A and B), with amortization periods from June 25, 2004, to March 30, 2007. The original and restructured loans, their respective amounts and interest rates are detailed below (as of December 31, 2002 and 2001, Libor was 1.38 % and 1.88 %, respectively):

	Bank	Characteristics	Expiration date		Interest rate		Original Amount in Thousands of dollars	Restructured		
			Original	Restructured	Original	Restructured		Series A	Series B	Total
								Amount in thousands of dollars		
A)	The Bank of New York (Agent)	Series C, D, E secured export notes	1998 to 2011	2004 to 2007	9.80%, 10.26%, 11.18% and Libor + 2.39%	11.01%, 11.18% and Libor + 3.75%	473,231	145,205	328,026	473,231
B)	Bank of America (Agent)	Long term syndicated loan.	2001 to 2003	2004 to 2007	Libor + 0.90%	Libor + 3.75%	104,000	31,911	72,089	104,000
C)	Bank of America (Agent)	Unsecured credit to cover the unfinanced part of the following credit to acquire goods of foreign origin.	2003 to 2006	2004 to 2007	Libor + 1.86%	Libor + 3.75%	7,694	2,361	5,333	7,694
D)	Bank of America y Export-Import Bank	Credit contracts to finance the acquisition of foreign capital goods, equipment and spare parts.	2001 to 2007	2004 to 2007	Libor + 0.1%	Libor + 3.75%	36,747	11,275	25,472	36,747
E)	Bank of Nova Scotia Bank	Long term credit	2004	2004 to2007	Libor + 2.25%	Libor + 3.75%	102,237	31,370	70,867	102,237
F)	Banco Nacional de Comercio Exterior	Revolving credit	2007	2004 to 2007	Libor + 1.59%	Libor + 3.75%	50,000	15,342	34,658	50,000
G)	Bank of America (Agent)	Letters of credit through a syndicated loan.	2003	2004 to 2007	Prime + 2%	Libor + 3.75%	39,826	12,220	27,606	39,826
H)	Export Development Corporation	Long term credit to finance the extension of the copper smelting plant, the acquisition of Canadian assets and the construction of a copper and precious metal refinery owned by Mexcobre.	1997 to 2005	2004 to 2007	Libor + 0.75%	Libor + 0.625% and Libor + 3.75%	39,580	12,145	27,435	39,580
I)	Societé Generale e Import-Export Bank	Long term export loan.	1998 to 2004	2004 to 2007	Libor + 0.25%	Libor + 3.75%	7,628	2,341	5,287	7,628
J)	Enron, Siemens Financial y West LB AG	Liability from payment noncompliance	2002	2004 to 2007	Libor + 2.625%	Libor + 3.75%	20,000	6,137	13,863	20,000
							880,943	270,307	610,636	880,943
K)	Yankee Bond	Secured export notes	2008 and 2028	Not restructured	8.25% and 9.25%	Not restructured	441,245			441,245
							1,322,188			1,322,188

Notes and interest payable consist mainly of the following:

A. On November 20, 1995, GMM made a private bid for the placement of Secured Export Notes for up to US$600 million, of which US$525 million were placed on November 28, 1995, and US$80 million on October 28, 1996, based on a Series "A" prepayment of US$5 million. In August 1997, the Company issued a new Series "E"; accordingly, the resources generated were utilized to prepay Series "A" and "B-2" secured export notes. At December 31, 2002, secured export notes are divided into the following three series:

Series	Thousands of US Dollars	Interest rate	Payment Period	
			From	To
C	189,642	11.01%	June-25-04	Mar-30-07
D	76,467	11.18%	June-25-04	Mar-30-07
E	207,122	Libor + 3.75%	June-25-04	Mar-30-07
	473,231			

The senior notes are guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa and MMI, referred to as the principal subsidiaries.

The Secured Export Notes are managed through a trust agreement with the Bank of New York as trustee and note issuer, GMM as trustor, the noteholders as trust beneficiaries, and the HSBC Bank USA as collateral agents. Such notes are guaranteed by collections on export sales of the principal subsidiaries, which must be deposited initially into cash collateral accounts. The subsidiaries can access accrued collection amounts every five days, providing there is no act of noncompliance. Furthermore, in addition to the collateral accounts, in the event of noncompliance, a reserve account containing the debt service amount has been created to guarantee interest payments over the following three months. At December 31, 2002, the total debt is US$473,231 thousands.

B. On October 6, 1998, GMM obtained a long-term syndicated loan from Bank of America for US$130 million. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guarantee the loan. At December 31, 2002 US$104,514 thousand (including US$514 thousand of interest payable) remained outstanding.

C. On February 6, 2001, and in order to finance the portion not covered by the loans mentioned in the next paragraph, for the acquisition of foreign goods, GMM entered into an unsecured loan agreement with Bank of America, amounting to US$11 million. To date the Company has drawn US$7.7 million. The guarantors of this loan are Mexcobre, Immsa, Mexcananea, Mimenosa and MMI. At December 31, 2002 US$7,694 thousand remained outstanding.

D. On February 6, 2001, GMM entered into two export-related loan agreements with Bank of America and Export-Import Bank of the United States, amounting to US$49.9 and US$21.4 million, respectively, to finance the acquisition of foreign capital goods, equipment and spare parts. To date, the Company has drawn US$22.3 million from the first loan and the entire available balance of the second one. The guarantors of these loans are Mexcobre, Immsa, Mexcananea, Mimenosa and MMM. At December 31, 2002, US$36,747 thousand remained outstanding.

E. On August 30, 2001, GMM entered into a long-term loan agreement with The Bank of Nova Scotia amounting to US$100 million. The guarantors of this loan are Mexcobre, Immsa, Mexcananea, Mimenosa and MMI in addition the corporate guarantee of Gmexico. At December 31, 2002 US$102,237 thousand remained outstanding.

F. On August 10, 2001, GMM entered into a revolving credit agreement with Banco Nacional de Comercio Exterior, S.N.C., amounting to US$50 million. The guarantors of this loan are Mexcobre, Immsa, Mexcananea and Mimenosa. At December 31, 2002 US$50,000 thousand remained outstanding.

G. On June 9, 2000, GMM signed an additional syndicated loan with Bank of America as agent, amounting US$100 million through a revolving loan consisting of a US$58 million and US$42 million for letters of credit. The loan is guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and MMI. On September 10, 2001, the revolving credit balance was prepaid, and only the letters of credit remained outstanding at December 31, 2002 US$39,826 thousand are payable. Those letters are divided by three dispositions of US$21,000 thousand, US$11,326 thousand and US$7,500 thousand, bears annual interest at the Prime plus 2% maturing on 2003.

H. On November 18, 1996, GMM entered into a long-term loan agreement with Export Development Corporation ("EDC") for US$49.9 million loan to finance the expansion of the copper smelter owned by Mexcobre. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guarantee this loan.

On June 15, 1998, GMM entered into a long-term credit agreement with Export Development Corporation for up to US$75 million to finance the purchase of Canadian-made assets for the construction of a copper and precious metals refining plant owned by Mexcobre, and other assets for the subsidiaries. To date, US$60.7 million has been drawn. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guarantee this loan. At December 31, 2002 US$39,580 thousand remained outstanding.

I. On August 21, 1996, GMM entered into a long-term export finance credit agreement with Société Générale and the Export-Import Bank of the United States, for US$21.4 million. Mexcobre and Immsa are guarantors of this loan. At December 31, 2002 US$7,628 thousand remained outstanding.

J. In 2002, a lawsuit was filed against Mexcobre by Siemens Financial Services GMBH, a U.S. company, and West LB AG, a US bank, for noncompliance of payments related to the purchase of an electrolitic cathode for US$20 million. A restructuring agreement was subsequently reached and this amount included in long term debt of GMM.

K. On March 31, 1998, GMM sold Guaranteed Senior Notes in the international market, in the amount of US$500 million, with interest payable semiannually. The proceeds from the notes were used to repay approximately

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US$139 million in principal and interest relative to a loan granted to GMM by GMEXICO. In addition GMM granted a short-term loan for US$281 million to GMEXICO.

The notes are divided as follows:

Serie	Thousands of US Dollars	Interest Rate	Payment Due
A	375,000	8.25%	April-2008
B	125,000	9.25%	April-2008
	$ 500,000		

The senior notes are guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa y MMI. During 2000 the GMM amortized US$58,755 thousand before its maturity. At December 31, 2002 and 2001, the remaining balance due under these notes was US$441,245.

Certain financial restrictions must be fulfilled during the term of the restructured credits, including the following:

- The GMM's net consolidated working capital, defined as current assets less current liabilities, must not be lower than US$$170 million in 2003, US$180 million in 2004, and US$190 million as of 2005.

- The interest coverage ratio, defined as earnings before interest, taxes, depreciation and amortization (EBITDA), less capital expenses (Capex) and programmed capitalized stripping, divided by interest programmed for the last twelve months, must not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 as of 2006.

- The debt coverage ratio defined as EBITDA less Capex and programmed capitalized stripping divided by programmed principal for the last twelve months, must not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 as of 2006.

- As of the quarter ended March 31, 2004, the total net debt capitalization index defined as total debt divided by net capitalization (excluding accounts receivable from Minera México), must not be less than 2.3, 2.6 in 2005 and 2.6 as of 2006.

- GMM and its subsidiaries must not incur any liabilities other than the authorized debt, which must not exceed US$30 million.

- GMM and its subsidiaries must not perform any transaction involving mergers, consolidations or business combinations other than the intercompany transactions derived from the restructuring process.

- All Mexican mining concessions, exploration, exploitation and other rights received, controlled or benefiting GMEXICO or any of its subsidiaries, must not be sold or transferred to any person other than those established in the Mexican Security Trust Agreement.

- Exports collected for each complete year must not be less than US$210 million for the period from April to August 2003, US$220 million from September to December 2003, and US$240 million as of 2004. At any given time, the aggregate percentage of total exports must not be less than 30%.

- The revenues generated by GMM or its subsidiaries cannot be utilized for any purpose other than its normal business transactions (excluding acquisitions or investment in new business or operating lines involving the exploitation or exploration activities included in its projections) and payment of its restructured debt.

- GMM and its subsidiaries must not make or permit any substantial change to their business lines during the established period.

In the event of noncompliance with payments, the aforementioned restrictions or any other agreement, the following measures will be implemented by the SEN Holders and Banks:

- In the case of noncompliance with debt or principal payments, and following a five day grace period, export collections will be automatically retained.

- In any other case, and following a 45 day grace period, export collections can be retained with the approval of more than 50% of SEN Holders.

- All restructured creditors can expedite all or part of the debt or file claims regarding shared collateral, with the approval of more than 50% of restructured creditors.

Furthermore, any of the following assumptions will give rise to prepayment. In each particular case, the GMM Financial Director will issue a certificate declaring that, following a painstaking review, the information utilized is accurate and fully known to him; such calculation must also contain the calculation basis.

- Whenever there is a free cash flow, i.e., when net quarterly working capital, after Capex, capitalized stripping, interest paid, amortization, taxes, employee statutory profit-sharing (PTU), and payments from increased metal prices, exceed established amounts. Such surplus amount will be distributed according to the Common Agreement, one part of which guarantees the GMM minimum liquidity. Similarly, 50% of the other part will be applied to Section A and 50% to Section B of the debt payment.

- When the prices of copper, zinc and silver exceed US$0.88 per pound, US$0.485 per pound, and US$5 per ounce, respectively, the GMM will pay an amount equal to 75% of the surplus cash flow generated by increased metal prices, which will be applied to the amortization of Section B, based on the respective calculations. In each case, the volume of each metal sold will be multiplied by the price surplus, and such amount credited to the free cash flow calculation, to prevent it from being considered twice.

- When the net surplus working capital of GMM exceeds US$240 million (and amount considered surplus to company requirements), and following performance of the aforementioned calculations, 100% of the surplus will be used to amortize Section B.

- When sales of non-strategic land not utilized for operating purposes exceed US$81 million, 100% of the surplus will be used to amortize Section B.

Debt guarantees

In order to guarantee, under the terms of the Common Agreement, the timely and full payment of principal, interest and the general debt, and ensure compliance with all obligations of GMM and guarantors, a guarantee trust contract was executed by GMM, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, MMM, AMC, MM, Compañía de Terrenos e Inversiones de San Luis Potosí, S.A. and Mexci, as trustors, and GE Capital Bank, S.A. Institución de Banca Múltiple and GE Capital Grupo Financiero, as trustees.

The trustors transferred the fiduciary ownership of the goods described below to the trustee, as established in the contract.

1) The amount of $25, which will be deposited in a trust account.

2) Real property, sundry tangible goods and intangible goods, as established by the trust.

3) The shares representing the common stock of GMM and MM, held by MM and AMC, respectively, and exploitation concessions (pursuant to the Mining Law and the restrictions imposed by the Economy Department).

4) Any goods and additional shares transferred to the trust pursuant to Clause Seventh of the trust agreement.

5) Any securities or other instruments acquired with proceeds resulting from the sale of goods derived from an

executory procedure, or the proceeds of losses resulting from such goods.

6) Any amounts kept in the trust account at any time.

7) Any other good that, for any reason or under any circumstance, can be transferred to the trust.

Under the terms of the Common Agreement and respective documentation, ownership is transferred free from liens and encumbrances.

Grupo México

		Thousands of US Dollars	
		2002	**2001**
A)	Value of the hedging option with Dresdner Bank, AG, with expirations in 2003 and 2004	18,775	46,273
B)	Credit with Credit Agricole Indosuez, at variable interest rates and expirations in 2004 and 2005	30,000	30,000
C)	Credits with Banco Nacional de México, S.A. at the Libor rate plus 4.65%	50,000	50,000
D)	Promissory note with IXE Banco, at a 7% annual interest rate and expiration in March 2003	7,000	7,000
	Total	105,775	133,273

A. As explained in Note 1, GMEXICO entered into a transaction in the derivatives market through which Dresdner Bank, A.G. subscribed US$65 million in shares and GMEXICO in turn, granted an option for the same amount. At December 31, 2001, the nominal value of this option amounts to US$46,273 thousand maturing in 2002 and 2003. The loss generated from this option amounted US$441,214 thousand during 2001, which was recognized in the statement of operations under loss on hedging activities. At December 31, 2002 US$18,775 thousand remain outstanding.

B. On June 25, 2001, GMEXICO contracted a simple loan with Credit Agricole Indosuez in the amount of US$30 million, whose proceeds were obtained in 3 different draws during 2001. This loan was restructured and will be payable during 2004 and 2005, bearing interest at variable rates payable on the maturity date. At December 31, 2002 US$30,000 thousand are remained outstanding.

C. On August 18, 2000, GMEXICO contracted a long-term loan with Banco Nacional de México, S.A. in the amount of US$50 million, payable in two installments in October and November 2004, bearing interest at the annual LIBOR plus 4.65%, payable quarterly. At December 31, 2002 US$50,000 thousand are remained outstanding.

D. On October 17, 2001, GMEXICO signed a promissory note with IXE Banco, S.A. for US$7 million, bearing interest at 7%, to be settled through a single payment on March 17, 2003. At December 31, 2002, this debt was US$7 million.

Grupo Ferroviario Mexicano

Long-term notes payable in thousands of US dollars are comprised as follows:

		Thousands of US Dollars			
		2002		2001	
		Nominal Value	Book Value	Nominal Value	Book Value
A)	Credit with Bank of America, N.A., General Electric Capital Corporation and Comerica Bank, at the Libor rate plus 2.75%, with expiration in 2005.	16,382	16,382	19,659	19,659
B)	Credit with the Export-Import Bank of the United States, at the Libor rate plus 0.1%, with expiration in 2009.	55,879	55,879	63,861	63,861
		72,261	72,261	83,520	83,520

Long-term notes payable in thousands of pesos dollars are comprised as follows:

		2002		2001	
		Nominal Value	Book Value	Nominal Value	Book Value
B)	Credit with Banco Inbursa, S.A. at the TIIE rate plus 2.75%, with expiration in 2007.	$ 2,500,000	$ 2,500,000	$ -	$ -

A. On November 30, 1999, GFM contracted a bridge loan from Bank of America, N.A., of US $95 million for the acquisition of 50 locomotives, maturing in January 2000, bearing interest at Libor plus 2.0%. During the year ended December 31, 2000, this bridge loan was repaid from the proceeds of the following debt agreements:

- A portion of the bridge loan was replaced with a new loan for 79,826 thousands of US dollars due to Export-Import Bank of the United States. Such debt is payable in 20 installments of 3,991 thousands of US dollars with the first installment due on February 25, 2000 and thereafter semiannually on August 25 and February 25 of each year, bearing interest at Libor plus 0.1% (the six-month Libor rate was 1.38% and 1.98% at December 31, 2002 and 2001, respectively).

- The remainder of the bridge loan was replaced with a new loan for 19,659 thousands of US dollars due to Bank of America, N.A. Such loan is payable in six semiannual payments of 3,276 thousands of US dollars beginning on September 15, 2002 and ending on March 15, 2005, and bears interest payable quarterly at Libor plus 3.37%, which, as of February 2001, changed to Libor plus 2.75% (the three-month Libor rate was 1.38% and 1.88% at December 31, 2002 and 2001, respectively). On March 15 and July 7, 2000 Bank of America, N.A. entered into an assignment and assumption agreement with General Electric Capital Corporation ("GECC") and Comerica Bank ("Comerica"), respectively, whereby GECC and Comerica assumed a portion of the rights, responsibilities and obligations of the debt agreement.

- In order to guarantee payments on such debt, an irrevocable guarantee trust was established with Banco Nacional de Mexico, S.A., as trustee, GFM as trustor, and Export-Import Bank as trust beneficiary in first place and Bank of America, N.A., GECC and Comerica as trust beneficiaries in second place. As such, GFM transferred the ownership rights on the locomotives to the trust.

- Both debt agreements contain restrictive covenants, including but limited to the maintenance of certain financial ratios. At December 31, 2002 GFM is in compliance with such covenants.

B. On October 8, 2002, GFM obtained a $2,500,000 loan from Banco Inbursa, S.A., maturing in October 2007, bearing interest at TIIE (Tasa Interbancaria de Equilibrio) plus 2.75% (the TIIE rate was 8.26% at December 31, 2002). Interest is payable monthly in arrears. GFM and Ferromex participated in the agreement as guarantors. In addition, GFM paid the underwriter a facility fee for its commitment, amount that was capitalized as other assets to be straight line amortized during the life of the credit.

The loan establishes covenants for GFM and compliance with certain financial ratios. At December 31, 2002 the Company had fulfilled the requirements established in the loan agreement.

USA

Asarco

	Thousand of US Dollars	
	2002	2001
Revolving credit agreements	449,100	442,200
Banker's acceptances, rates at 4.45% and 5.52% maturing January 2002	-	6,300
Trafigura notes payable, rates from 3.9% to 5.2%, maturing in January 2002 and February 2002	-	33,100
Societé Generale notes payable. Rates from 2.9% at 5.2% maturing in January 2002 and February 2002.	12,200	-
Pollution control bonds, rates 5.55% to 5.85% (effective rates from 6.9% to 7.3%) maturing from 2018 to 2033	159,000	158,500
Capital lease obligations, rates from 9.6% maturing from 2001 to 2005	3,600	4,200
Note with rate at 7.375% (effective rate at 10.5%) maturing in 2003.	99,300	95,900
Unsecured debt, rates at 7.875% y 8.50% (effective rates at 11.4% and 11.5%), maturing in 2013 to 2025	194,407	192,900
Total	917,607	933,100

Interest paid by Asarco during 2002 and 2001 (excluding amounts capitalized of USD$6,600 thousand and US$8,000 thousand in 2002 and 2001) were US$10,500 thousand and US$34,500 thousand, respectively.

The revolving credit agreement permits borrowing of up to US$450 million, of which US$449.1 million was drawn at December 31, 2002. The facility expires in January 2003. Under the revolving credit agreement, borrowings shall be constituted entirely of Alternate Base Rate ("ABR") revolving loans or Eurodollars.

ABR revolving loans bear interest based on the greater of prime rate or the federal funds effective rate plus 0.5%, plus the applicable spread. At December 31, 2002 the weighted average interest rate was 5.07 on the US$449.1 million loan outstanding. Eurodollar loans bear interest based on the adjusted London Inter-Bank Offered (LIBO) rate plus the applicable spread. Rates may vary based upon the Asarco´s debt rating.

The revolving credit agreement (as amended) contains covenants, which among other things establish minimum requirements for consolidated earnings before interest, taxes, depreciation and amortization and limit annual capital expenditures of Asarco excluding SPCC to US$90 million. These agreements are collateralized by certain receivables and inventory of Asarco and shares of SPCC owned by Asarco and are guaranteed by Grupo Mexico who must also comply with certain financial and other covenants. As of December 31, 2002, ASARCO was in technical default of these covenants; however, Asarco continues to make required interest payments and negotiations are presently under way with the lender seeking a permanent resolution to the defaults. Management has consulted with legal counsel and believes that Asarco is not in a cross default position with its other outstanding debt.

On March 31, 2003, Asarco sold Southern Peru Copper Corporation to America's Mining Corporation for US$765 million in cash and notes. Cash proceeds from the sale were used to pay off the US$449.1 million revolving credit loan agreement and the US$100 million of 7.375% notes due February 2003.

In August 2001 and October 2001, Asarco entered into two Banker's Acceptance agreements totaling US$6.3 million with The Toronto Dominion Bank.

During 2001, Asarco entered into several short-term borrowing agreements with Trafigura AG totaling US$33.1 million. Final payment including interest calculated at LIBOR plus 1.5% is due in 180 days from the date of the related agreement. A scheduled payment of US$1.2 million was made in January 2002and a scheduled payment of US$4.0 million was made in May of 2002. In August of 2002, Trafigura AG sold may change US$20.7 million of the obligation in two parts. Societe Generale may purchased US$12.9 million and Standard Bank purchased the other US$7.8 million. As of December 31, 2002 US$12.2 million is due Societe Generale. The Standard Bank obligation was satisfied in November of 2002. As of December 31, 2002 the remainder of the obligation to Trafigura AG was satisfied.

PERU

SPCC

	Thousands of US Dollars			
	2002		2001	
	Nominal Value	Book Value	Nominal Value	Book Value
Bonds with rates at 4.9%, 8.25% and 8.75% maturing from 2004 to 2011	173,100	173,100	173,100	173,000
Secured export notes at 7.9% maturing from 2001 to 2007	-	-	122,900	117,400
Corporate bonds at 4.4375% maturing from 2005 to 2011.	25,904	25,904	-	-
Loan with Mitsui at 2.67% maturing from 2004 to 2013	100,000	100,000	100,000	99,900
	299,004	299,004	396,000	390,300

In December 2001, the SPCC received authorization from the Comisión Nacional Supervisora de Empresas y Valores ("CONASEV") to increase from US$200 million to US$750 million the issuance of corporate bonds in the Peruvian market. The goal of this new facility is to extend the maturity of SPCC's current debt obligations and to reduce financing costs. Under this program, on July 20, 2000, SPCC issued bonds for US$30 million at a nominal fixed rate of 8.75%. On December 7, 2000 the Company issued additional bonds for US$20 million at the same rate; in both cases, the maturity is seven years. In December 2001 SPCC sold to investors in Peru bonds for US$73.1 million, with maturities ranging from March 2005 to December 2011. The bonds have an interest rate of LIBOR plus 3.0% and were issued through SPCC's Peruvian Branch. On February 27, 2002, SPCC sold to investors in Peru bonds for US$25.9 million, with maturities ranging from May 2005 to February 2012. The bonds have an interest rate of LIBOR plus 3.0% and were issued also through SPCC's Peruvian Branch. Proceeds from the sale of the bonds will be used to finance a portion of SPCC's expansion and modernization program.

The Peruvian market bond program, approved in December 2001, contains financial covenants, including a limitation on the payment of dividends to stockholders of up to 50% of its net income for any fiscal year.

In March 1999, SPCC concluded a US$100 million, 15-year loan agreement with Mitsui. The applicable interest for this loan is Japanese LIBOR rate plus 1.25% (Japanese LIBOR at December 31, 2002 was 1.42%). This facility provides additional committed financing for SPCC's modernization and expansion program, and was fully disbursed as of December 31, 2001.

In 1997, the SPCC entered into a US$600 million, seven-year loan facility with a group of international financial institutions. The facility consisted of a US$400 million term loan and a US$200 million revolving credit line. The interest rate during years four and five of the agreement on any loans outstanding was LIBOR plus 2.0% per annum for term loans and LIBOR plus 2.25% for revolving credit loans. A commitment fee of 0.5% per annum was payable on the undrawn portion of the facility. The term loan of US$400.0 million, which was disbursed in March 2001, was prepaid and cancelled in full on December 17, 2001. A breakage fee of US$0.1 million was paid in connection with this prepayment. The unamortized balance of US$3.1 million ($2.2 million net of income tax) for the commission fee was expensed as an extraordinary item in 2001.

Also, in 1997, SPCC privately placed US$150 million SENS in the United States and International markets. These notes, which had been registered with the Securities and Exchange Commission had an average maturity of seven years, due from May 2000 to May 2007, and were priced at par with a coupon rate of 7.9%. On February 1, 2002 SPCC prepaid and cancelled the balance of the $150 million Secured Export Notes. A premium of US$11.4 million was paid related to this prepayment and was expensed in the first quarter of 2002 as an extraordinary item.

At December 31, 2002, SPCC had outstanding borrowings of US$299 million, compared with US$396.0 million at December 31, 2001.

The Mitsui credit agreement is collateralized by pledges of receivables of 31,000 tons of copper per year. Certain of the agreements require the SPCC to maintain a minimum stockholders' equity of US$750 million, and a specific ratio of debt to equity. Reduction of Grupo Mexico's direct or indirect voting interest in SPCC to less than a majority would constitute an event of default under one of the financing agreements. SPCC was in compliance with the various financing agreements at December 31, 2002. Included in other assets at December 31, 2002 and 2001 are US$1.4 million and US$8.6 million, respectively, held in escrow accounts as required by the Company's loan agreements. The funds were released from escrow as scheduled loan repayments were made.

At December 31, 2002 and 2001, the balance of capitalized debt issuance costs were US$3.5 million, and US$4.9 million, respectively. Amortization charged to interest expense was US$2.8 million, US$5.4 million in 2002 and 2001, respectively.

11. EMPLOYEE BENEFIT OBLIGATIONS:

The liability derived from employment retirement obligations, pensions, voluntary retirement, seniority premiums and medical services upon retirement, is funded based on actuarial calculations performed by external actuaries using the projected unit credit method. This liability is derived from:

Below is a breakdown of this obligation as of December 31:

	2002			2001		
	Pension and Seniority Premiums	Postretirement Medical Benefit	Total	Pension and Seniority Premiums	Postretirement Medical Benefit	Total
Projected benefit obligation (PBO)	$ 3,331,637	$ 2,044,926	$ 5,376,563	$ 2,991,152	$ 2,025,052	$ 5,016,204
Trust funds	(2,387,886)		(2,387,886)	(2,907,569)	-	(2,907,569)
Unamortized transition asset (liability)	31,215	(294,719)	(263,504)	33,800	(309,455)	(275,655)
Past service costs to be amortized	(193,802)	(115,027)	(308,829)	(39,345)	-	(39,345)
Variances in assumptions	(1,572,978)	(459,938)	(2,032,916)	(910,297)	(519,298)	(1,429,595)
Additional liability	182,517	1,027,280	1,209,797	149,984	353,699	503,683
Net projected (asset) liability	$ (609,297)	$ 2,202,522	$ 1,593,225	$ (682,275)	$ 1,549,998	$ 867,723

At December 31, 2002 and 2001, the funds and the established reserves for pension, voluntary retirement and seniority premiums exceed the accumulated benefit obligations (equivalent to the PBO without projecting the salaries to the date of retirement).

The net cost of employee benefits for each year is as follows:

	2002			2001		
	Pension and Seniority Premiums	Postretirement Medical Services	Total	Pension and Seniority Premiums	Postretirement Medical Services	Total
Service cost for the year	$ 87,252	$ 27,390	$ 114,642	$ 80,635	$ 27,113	$ 107,748
Amortization of past service costs	4,735	-	4,735	4,022	-	4,022
Amortization of transition liability (asset)	2,537	14,736	17,273	(914)	14,735	13,821
Amortization of variances in assumptions	23,326	25,002	48,328	1,146	5,279	6,425
Financial cost for the year	186,747	127,802	314,549	201,237	117,983	319,220
Actual return on plan assets	211,336	-	211,336	15,313	-	15,313
Net cost for the year	$ 515,933	$ 194,930	$ 710,863	$ 301,439	$ 165,110	$ 466,549

The interes rates used in the actuarial projections are:

	2002				2001			
	Mexico		USA and Peru		Mexico		USA and Peru	
	Pension and Seniority Premiums	Postretirement Medical Services	Pension and Seniority Premiums	Postretirement Medical Services	Pension and Seniority Premium	Postretirement Medical Service	Pension and Seniority Premium	Postretirement Medical
Interest rate	5.0%	5.0%	6.75%	6.75%	5.0%	5.0%	7.75%	7.75%
Salary increase rate	1.5%	-	3.00%	-	1.5%	-	4.00%	-
Investment return rate	7.0%	-	9.25%	-	7.0%	-	10.00%	-
Medical expense increase rate	-	1.3%	-	10.00%	-	1.3%	-	5.00%

The changes in projected benefit obligation were as follows:

	2002			2001		
	Pension and Seniority Premiums	Postretirement Medical Services	Total	Pension and Seniority+ Premiums	Postretirements Medical Services	Total
Beginning balance	$ (688,275)	$ 1,549,998	$ 861,723	$ (781,423)	$ 1,212,139	$ 430,716
Provision for de year	515,933	194,930	710,863	301,439	165,111	466,550
Payments	(209,225)	(191,874)	(401,099)	(20,287)	(180,951)	(201,238)
Changes in assumptions	(264,393)	(376,832)	(641,225)	(261,381)	-	(261,381)
Additional liability-						
Charge to capital	42,461	1,026,300	1,068,761	84,647	353,699	438,346
Intangible	(5,798)	-	(5,798)	(5,270)	-	(5,270)
Ending balance	$ (609,297)	$ 2,202,522	$ 1,593,225	$ (682,275)	$ 1,549,998	$ 867,723

The changes in the fund were as follows:

	2002			2001		
	Mexico	USA and Peru	Total	Mexico	USA and Peru	Total
Beginning balance	$ 101,544	$ 2,806,025	$ 2,907,569	$ 307,049	$ 3,092,876	$ 3,399,925
Effects of inflation	(5,476)	(151,318)	(156,794)	(12,941)	(44,906)	(57,847)
Payments	(4,714)	(192,844)	(197,558)	(4,214)	(204,996)	(209,210)
Changes in assumptions	(9,413)	55,418	46,005	(209,986)	-	(209,986)
Actual return on plan assets	7,289	(218,625)	(211,336)	21,636	(36,949)	(15,313)
Ending balance	$ 89,230	$ 2,298,656	$ 2,387,886	$ 101,544	$ 2,806,025	$ 2,907,569

The funds established in Mexico are comprised of investments in Federal Government treasury certificates (40%) and investments in shares of important Mexican companies (60%). Since the fair value of investments in shares is volatile at different levels, it may be affected by the economic and market conditions prevailing both in Mexico and in other emerging economies. During 2001, the average decrease in the value of investments in shares was 69%, which originated a significant reduction of the funds created.

The amortization period for unamortized items is as follows:

	2002		
	Remaining years		
	Mexico		
	Management Personnel	Unionized Personnel	Postretirement Medical Services
Transition asset	10.9	10.1	-
Transition liability	-	-	21.0
Variances in assumption	11.2	8.9	20.0

Asarco's actuarial calculations do not include any items to be amortized at December 31, 2002.

The health care cost trend rate assumption has a significant effect on the amounts reported as follows:

	Postretirement Medical Expenses in Millions of US Dollars	
	2002	2001
Annual effect on total service and interest cost component:		
1% increase	1.1	1.1
1% decrease	(0.9)	(1.0)
Effect on postretirement benefit obligation:		
1% increase	11.6	11.2
1% decrease	(10.3)	(10.0)

Employee Savings Plan- Asarco maintains employee savings plans for salaried and hourly employees that permit employees to make contributions by payroll deductions pursuant to section 401(k) of the Internal Revenue Code. The Company matches contributions up to 3% of compensation. In connection with the required match, Asarco's contributions charged against earnings were US$2.0 million and US$2.7 million in 2002 and 2001, respectively.

12. STOCKHOLDERS' EQUITY

At December 31, 2002 and 2001, paid common stock consists of 651,337,624 fully paid and subscribed shares, of which 630,148,524 are fixed capital Series "B" Class I shares, and 21,189,100 are variable capital Series "B" Class II shares.

Series "B" will consist of ordinary voting stock always representing 100% of all Class I and Class II voting stock. At all times, at least 51% of the shares comprising this Series must be subscribed by private individuals or companies considered as Mexican investors.

Variable capital is limited to ten times the amount of the minimum fixed capital.

Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following the fiscal year of such payment. As a result of the fiscal 2003 tax reform, tax paid on the disribution of stockholders´ equity as of January 1, 2003, can only be credited against income tax for the year in which the dividend tax is paid and in the next two years.

13. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2002 and 2001, the consolidated foreign currency position of the Mexican companies and SPCC, without including inventories of main metals and the foreign currency assets and liabilities of Asarco, expressed in thousands of US dollars, is detailed below:

	2002			2001		
	Mexico	Peru	Total	Mexico	Peru	Total
Assets-						
Current	244,539	208,034	452,573	206,925	301,135	508,060
Long-term	3,472	31,167	34,639	4,301	28,412	32,713
	248,011	239,201	487,212	211,226	329,547	540,773
Liabilities-						
Current	666,584	17,666	684,250	302,237	122,914	425,151
Long-term	1,356,876	317,698	1,674,574	1,331,897	314,661	1,646,558
	2,023,460	335,364	2,358,824	1,634,134	437,575	2,071,709
Net foreign currency liability position	(1,775,449)	(96,163)	(1,871,612)	(1,422,908)	(108,028)	(1,530,936)
Equivalent in Mexican pesos	$ (18,309,318)	$ (991,681)	$ (19,300,999)	$ (14,673,739)	$ (1,114,039)	$ (15,787,778)

b. The main transactions performed in foreign currency in 2002 and 2001 by the Mexican companies and SPCC, not including group intercompany transactions eliminated in consolidation, expressed in thousands of US dollars, are as follows:

	2002			2001		
	Mexico	Peru	Total	Mexico	Peru	Total
Sales	750,289	675,941	1,426,230	585,177	656,937	1,242,114
Inventory purchases	106,553	153,739	260,292	163,829	74,067	237,896
Imported fixed assets	41,085	20,937	62,022	24,098	156,541	180,639
Interest expense	90,951	16,142	107,093	126,217	40,164	166,381
Interest income	868	1,521	2,389	1,856	11,084	12,940
Technical assistance expense	5,648	7,864	13,512	129,647	13,348	142,995
Commission expenses	5,390	927	6,317	1,832	2,334	4,166
Revenues from currency and metal hedging, net	335	2,700	3,035	8,061	(2,167)	5,894
Freight	376	17,425	17,801	-	19,186	19,186

Sales prices of almost all of the Company's products are determined by international market quotations in US dollars.

c. At December 31, 2002 and 2001, the exchange rates were $10.3125 and $9.1692 per US dollar, respectively.

d. As of May 13, 2003, date of issuance of the financial statements, the unaudited foreign exchange position of the Mexican companies and SPCC was similar to that at December 31, 2002, and the exchange rate as of that date was $10.1068 Mexican pesos per US dollar.

14. INCOME TAXES, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING

MEXICO

In accordance with Mexican tax law, the Company is subject to tax on assets (IMPAC) and income tax (ISR), which takes into consideration the taxable and deductible effects of inflation.

Through December 31, 2001, the Mexican ISR rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

a. Taxable income- The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

   ISR and IMPAC have been determined on the basis of the results of each individual company, rather than on a consolidated basis.

   The Company calculates employee statutory profit-sharing using the guidelines established in the Income Tax Law.

   The income tax and employee statutory profit-sharing are as follows:

b. The components of the provision for current and deferred income taxes were:

	Current	Deferred	Total
Federal taxes - Mexico	$ 515,920	$ (755,238)	$ (239,318)
Effect of change in statutory rate on deferred ISR	-	(36,755)	(36,755)
Federal taxes – USA	(710,531)	(281,954)	(992,485)
Total federal taxes	(194,611)	(1,073,947)	(1,268,558)
Total state taxes - USA	1,031	-	1,031
Total foreign taxes	371,050	28,875	399,925
Total current and deferred income taxes	$ 177,470	$ (1,045,072)	$ (867,602)

The deferred ISR effect from the reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

c. At December 31, 2002 and 2001, the main items comprising the (asset) liability balance of deferred income tax and employee statutory profit sharing are as follows:

	2002			2001		
	Mexican Subsidiaries	Foreign Subsidiaries	Total	Mexican Subsidiaries	Foreign Subsidiaries	Total
Income tax:						
Cash and marketable securities	$ (34,226)	$ -	$ (34,226)	$ (38,752)	$ -	$ (38,752)
Accounts receivable	(79,948)	-	(79,948)	(38,597)	-	(38,597)
Inventories	702,994	-	702,994	828,921	(60,174)	768,747
Prepaid expenses	30,146	-	30,146	24,057	-	24,057
Shares in trust	(168,092)	-	(168,092)	(155,011)	-	(155,011)
Goodwill	3,633,819	-	3,633,819	3,220,523	-	3,220,523
Deferred charges	679,083	-	679,083	724,383	-	724,383
Concession titles	325,612	-	325,612	376,426	-	376,426
Property and equipment	5,158,070	1,834,594	6,992,664	5,390,407	1,162,315	6,552,722
Accounts payable and accrued liabilities	(365,199)	-	(365,199)	(211,509)	-	(211,509)
Maintenance agreements	(73,397)	-	(73,397)	(119,281)	-	(119,281)
Liability for voluntary retirements, pensions, seniority premiums and medical services	(67,730)	(233,063)	(300,793)	(55,699)	(63,341)	(119,040)
Tax loss carryforwards	(990,541)	(3,152,531)	(4,143,072)	(428,769)	(2,651,899)	(3,080,668)
Recoverable asset taxes	(627,046)	-	(627,046)	(359,903)	-	(359,903)
Other	-	167,745	167,745	-	148,853	148,853
Deferred tax asset valuation allowance	-	2,125,406	2,125,406	-	2,932,709	2,932,709
Liability for plant closing and environmental contingencies	-	(368,156)	(368,156)	-	(538,402)	(538,402)
Negative goodwill	-	2,478,682	2,478,682	-	2,621,340	2,621,340
Minimum tax credit to be amortized	-	(225,844)	(225,844)	-	(314,596)	(314,596)
Foreign tax credit to be amortized	-	(260,906)	(260,906)	-	(52,785)	(52,785)
Earnings already taxed	-	2,062	2,062	-	4,223	4,223
Capitalized leases	-	(15,469)	(15,469)	-	(39,061)	(39,061)
Long-term debt	-	317,625	317,625	-	387,439	387,439
Total deferred taxes, net	$ 8,123,545	$ 2,670,145	$ 10,793,690	$ 9,157,196	$ 3,536,621	$ 12,693,817
Employee statutory profit sharing:						
Amortization of concession titles	$ 20,002	$ -	$ 20,002	$ -	$ -	$ -

The results of SPCC are consolidated for financial information purposes, but are not included in the consolidated income tax return of Asarco.

a. Mexican tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2002 and expiration dates are as follows:

Year of Expiration	Tax Loss Carryforwards	Recoverable Tax on Assets
2007	$ 83,979	$ -
2008	-	26,865
2009	2,021	52,237
2010	2,354	77,283
2011	10,855	9,116
2012	423,487	17,894
	$ 522,696	$ 183,395

USA

At December 31, 2001, Asarco has US$873.4 million of net operating loss carryforwards that expire, if unused, in the years 2011 through 2021 and US$15.1 million of alternative minimum tax credit carryforward that is not subject to expiration.

As a result of GMEXICO's acquiring Asarco, the latter is limited as to the annual amount of tax loss carryforwards of periods prior to the acquisition that it can utilize to offset them against future taxable income. This annual limitation is of approximately US$60 million plus gains from the sale of certain assets. The realizability of Asarco's net deferred tax asset depends on future taxable income. Based on current estimates, Asarco considers that a portion of such asset will be realized as the prices of metals recover; however, market conditions and other unknown or unforeseen variables could have a negative effect on the asset's ultimate recovery. Asarco filed a claim under Section 172 (f)(B)(I)(IV) of the Internal Revenue Code, with respect to its operating losses of prior years, specifically, losses incurred in the remediation of environmental damages. Management expects that the claim will result in the refund of US70 million. However, based on deferred tax accounting procedures and considering Asarco's continued operating losses, in 2002, it recorded a valuation reserve of US$70 million for the remaining deferred tax asset balance. As this asset is realized in future periods, the valuation reserve will be used to reduce future tax provisions.

A U.S. deferred tax liability has not been provided for the income tax liability which would be incurred on the repatriation of approximately US$246.7 million and US$246.5 million of undistributed earnings of Asarco's consolidated foreign subsidiaries as of December 31, 2002 and 2001 and the undistributed earnings of SPCC prior to 1993, because Asarco intends to reinvest these earnings indefinitely outside the United States of America. It is not practicable to determine the amount of income taxes that would be payable upon remittance of assets that represent those earnings. The amount of foreign withholding taxes that would be payable upon remittance of assets that represent those earnings is not material.

At December 31, 2002, SPCC has a separate deferred tax asset of US$58.4 million, before valuation allowance, and deferred tax liability of US$127.0 million, resulting in a consolidated net deferred tax liability of US$87.8 million. A foreign tax credit carry-forward available to reduce possible future U.S. income taxes amounted to approximately US$25.4 million (available solely to SPCC) expiring as follows: US$3.1 million in 2003, US$1.2 million in 2004 and US$9.6 million in 2006 and US$11.5 million in 2007. None of the foreign tax credit carry-forward expired and US$1.6 million of the foreign tax credit carry-forward was utilized in 2001. Foreign tax credit carry-forwards amounting to approximately US$11.5 million were created in 2002. Because of both the expiration dates and the rules governing the order in which such credits are applied, it is unlikely that this foreign tax credit carry-forward will be utilized. The Company also has not recorded a benefit for the alternative minimum tax (AMT) credits in the amount of US$14.0 million, which are not available to reduce AMT. Accordingly, the Company has recorded a valuation allowance for the full amount of its foreign tax credit and AMT credit carry-forwards.

The net deferred US tax liability, calculated using the regular tax rate, was compensated by the deferred Peruvian tax liability that was realized and a portion of carryforwards of existing foreign tax credits. However, the liability was not reduced to less than the tentative minimum tax liability, recorded using the AMT rate and compensated with up to 90% of the foreign tax credits resulting from the combination of the recognized deferred

Peruvian tax liability and the carryforwards for future years. While carryforwards of foreign tax credits are used to compensate the deferred U.S. tax liability, the Company expects that current use tax credit carryforwards will be avoided since the Company expects that many of the foreign taxes will be paid on operating income of future periods.

On August 28, 2001, the recently elected Peruvian Congress established a new tax rate of 27%. However, according to the agreement entered into with the Peruvian government in 1996, income from SX/EW operations is still subject to a fixed 30% tax rate in 2003. Also, the new Peruvian Congress established a new tax of 4.1% on distributed earnings, beginning in a 2002. As a branch, SPCC's earnings are considered distributed to SPCC, the US corporation, at the end of each fiscal year. . SPCC, the US corporation, has to pay the 4.1% tax, while SPCC, the branch, has to withhold and pay this tax.

SPCC obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services employed in its operations. These income tax credits are recorded as a prepaid expense. Under current Peruvian law, SPCC is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their market value.

15. SEGMENT INFORMATION

The Company's segments are organized using the management approach by industry and geographical region, resulting in four primary reportable segments: GMM, Asarco, SPCC and ITM. The GMM and Asarco segments include integrated copper extraction, smelting and refining operations mainly in Mexico and the U.S., respectively. The SPCC segment includes integrated copper extraction, smelting and refining operations in Peru. ITM carries out railway transportation activities mainly in Mexico.

The accounting policies of the segments are described in the summary of significant accounting policies. The Company assesses the performance by segment based on the operating income or loss.

2002	Mining Sector			Total Mining							
Concept	GMM	ASARCO	SPCC	Sector	GFM	Intermodal	L. Ferroviaria	Railway ITM	Nonoperating Companies	Consolidation Eliminations	Consolidated Total
Sales and services to third parties	$7,360,271	$ 5,302,945	$ 6,219,661	$ 18,882,877	$ 5,892,535	$ 29,011	$ 9,558	$ 5,931,104	$ -	$ -	$ 24,813,981
Sales among sectors	(7,439)	85,065	50,091	127,717	243,983	-	-	243,983	-	(371,700)	-
Net sales	$7,352,832	$ 5,388,010	$ 6,269,752	$19,010,594	$ 6,136,518	$ 29,011	$ 9,558	$ 6,175,087	$ -	$ (371,700)	$ 24,813,981
Gross profit	$1,272,440	$ 349,690	$ 1,996,098	$ 3,618,228	$ 2,654,677	$ 5,736	$ (441)	$ 2,659,972	$ -	$ 298,220	$ 6,576,420
Administrative expenses	$ 324,573	$ 387,113	$ 284,460	$ 996,146	$ 230,722	$ 21,488	$ 856	$ 253,066	$ 326,038	$ 95,924	$ 1,671,174
Depreciation, amortization and depletion	$1,753,977	$ 253,289	$ 930,218	$ 2,937,484	$ 1,015,554	$ 116	$ 1,140	$ 1,016,810	$ -	$ (33,901)	$ 3,920,393
Amortization of goodwill											$ 21,978
Integral result of financing											$ 2,291,427
Other income, net											$ (88,169)
Provisions for taxes											$ (667,402)
Equity in operations of associated companies	$ (38,121)	$ 1,578	$ -	$ (36,543)	$ (6,243)	$ -	$ -	$ (6,243)	$ 50,607	$ -	$ 7,821
Consolidated net loss for the year	$ 189,351	$ (308,408)	$ 400,177	$ 281,120	$ 844,397	$ (10,477)	$ (3,682)	$ 830,238	$ (2,091,649)	$ (230,463)	$ (1,210,754)
Total assets, not including investment in shares of associated companies	$41,753,118	$ 17,561,430	$ 18,059,054	$77,373,602	$ 13,869,859	$ 26,056	$ 46,609	$ 13,942,524	$ 34,954,899	$ (40,424,145)	$ 85,846,880
Investment in shares of associated companies	$ 521,981	$ 15,164	$ 10,993	$ 548,138	$ 107,741	$ -	$ -	$ 107,741	$ -	$ (516,081)	$ 139,798
Total liabilities	$8,995,681	$ 18,640,645	$ 5,189,209	$ 32,825,535	$ 8,885,064	$ 34,622	$ 10,198	$ 8,929,884	$ 40,150,281	$ (26,105,664)	$ 55,800,036
Net investment in fixed assets	$ 208,839	$ 1,429,838	$ 1,502,515	$ 3,141,192	$ 607,284	$ -	$ -	$ 607,284	$ -	$ -	$ 3,748,476
Charges (credits) that did not require (generate) resources, other than depreciation	$ (622,219)	$ 1,123,500	$ (348,214)	$ 153,067	$ 236,273	$ -	$ -	$ 236,273	$ 318,654	$ -	$ 707,994

2001 Concept	Mining Sector GMM	ASARCO	SPCC	Total Mining Sector	Railway ITM	Nonoperating Companies	Consolidation Eliminations	Consolidated Total
Sales and services to third parties	$ 9,372,155	$9,335,990	$6,056,652	$24,764,797	$5,466,997	$ -	$ -	$30,231,794
Sales among sectors	82,957	158,728	71,175	312,860	235,996	-	(548,856)	-
Net sales	$ 9,455,112	$9,494,718	$6,127,827	$25,077,657	$5,702,993	$ -	$ (548,856)	$30,231,794
Gross Profit	$ 824,147	$ (394,791)	$2,095,205	$ 2,524,561	$2,201,070	$ 41,358	$ 154,554	$ 4,921,543
Administrative expenses								$ 1,297,552
Depreciation, amortization and depletion	$ 1,731,989	$ 642,312	$ 789,835	$ 3,164,136	$ 981,608	$ 1,273	$ (15,569)	$ 4,131,448
Integral result of financing								$ 1,395,509
Other income, net								$ (281,483)
Provisions for taxes								$ 1,214,742
Equity in earnings of associated companies	$ (95,630)	$ (4,139)	$ -	$ (99,769)	$ (13,638)	$ 122,869	$ -	$ 9,462
Consolidated net loss for the year	$(1,084,391)	$(2,564,290)	$ 481,976	$(3,166,705)	$ 652,152	$(567,688)	$ 214,577	$ (2,867,664)
Total assets, not including investment in shares of associated companies	$40,364,748	$19,398,146	$19,157,881	$78,920,775	$11,768,455	$13,050,830	$ (17,332,490)	$86,407,570
Investment in shares of associated companies	$ 564,597	$ 25,099	$ -	$ 589,696	$ 101,507	$ -	$ (559,787)	$ 131,416
Total liabilities	$ 7,771,750	$19,587,660	$6,241,771	$33,601,181	$2,392,987	$34,022,609	$ (17,214,354)	$52,802,423
Net investment in fixed assets	$ 388,128	$ 612,033	$1,700,168	$ 2,700,329	$ 631,236	$ -	$ -	$ 3,331,565
Charges (credits) that do not require (generate) resources, other than depreciation	$ (250,570)	$ 998,157	$ (34,341)	$ 713,246	$ 171,132	$ 689,066	$ -	$ 1,573,444

The Company made direct sales to customers and rendered railway transportation services in the following geographical areas:

Country	2002 GMM	2002 ASARCO	2002 SPCC	2002 ITM	2002 Total	2001 GMM	2001 ASARCO	2001 SPCC	2001 ITM	2001 Total
United States	$ 2,897,102	$ 4,972,652	$ 2,129,270	$ -	$ 9,999,024	$ 5,230,805	$ 8,108,189	$ 2,662,759	$ -	$ 16,001,753
Great Britain	-	-	472,368	-	472,368	100	-	804,999	-	805,099
Japan	-	941	769,000	-	769,941	-	735	678,979	-	679,714
Switzerland	-	-	759,508	-	759,508	-	311	371,606	-	371,917
Belgium	126,193	1,085	293,157	-	420,435	197,681	486,749	167,065	-	851,495
Italy	-	-	711,109	-	711,109	-	-	518,350	-	518,350
Peru	26,853	-	292,849	-	319,702	245	-	265,809	-	266,054
Chile	1,720	-	248,314	-	250,034	-	-	-	-	-
Mexico	4,213,173	299,513	-	5,931,104	10,443,790	3,753,691	637,658	-	5,466,997	9,858,346
Subtotal	7,265,041	5,274,191	5,675,575	5,931,104	24,145,911	9,182,522	9,233,642	5,469,567	5,466,997	29,352,728
Other countries	95,230	28,754	544,086	-	668,070	189,633	174,332	515,101	-	879,066
Grand total	$ 7,360,271	$ 5,302,945	$ 6,219,661	$ 5,931,104	$ 24,813,981	$ 9,372,155	$ 9,407,974	$ 5,984,668	$ 5,466,997	$ 30,231,794

16 COMMITMENTS

MEXICO

a. ***Negotiations with a Mexican railway system operator*** – Ferromex has net balances receivable from a Mexican railway system operator that were generated during 1998 through 2002. Negotiations are currently underway to determine the amounts to be recovered and paid per segment (interlinear and trackage rights), as the terms of these arrangements are not clearly defined in the concession agreements. At December 31, 2002 and 2001, Ferromex has recorded net balances receivable of $220,403 and $179,970, respectively.

b. ***Joint venture agreement*** - On January 24, 2002, GMEXICO and its subsidiary Infraestructura y Transportes México, S.A. de C.V. ("ITM") entered into a joint venture agreement with Grupo Carso, S.A. de C.V. and its subsidiary, Empresas Frisco, S.A. de C.V. ("Frisco") and Grupo Financiero Inbursa, S.A. de C.V. and its subsidiary, Sinca Inbursa, S.A. de C.V. Sociedad de Inversión de Capitales ("Sinca"), under which Frisco and Sinca will transfer their shares of Ferrosur, S.A . de C.V. ("Ferrosur") to ITM and subscribe to ITM shares representing 20% of the Ferrosur´s capital stock. As a consequence of this agreement, ITM will own 100% of the shares of Ferrosur, which has the concession for the public transportation service of the southeastern railway routes, in addition to 74% of the shares of subsidiary GFM, which is the sole owner of Ferromex.

   During 2002, the CFC denied authorization to carry out this transaction, against which ITM filed the appropriate legal appeal. This lawsuit has yet to be settled definitively by the competent courts.

   Other commitments and contingencies - GFM operations are subject to Mexican legislation at the federal and state levels and to the environmental protection regulations. Under these laws, guidelines have been issued concerning air, ground and water pollution, and studies have been done in connection with environmental impact, noise control and dangerous residues. The Department of the Environment, Natural Resources and Fisheries may impose sanctions of an administrative and/or criminal nature against companies that breach the environmental laws and has the authority to close, partially or totally, the facilities that do not meet all legal requirements.

The responsibility to regenerate soil, subsoil and phreatic layers for any damage caused through February 18, 1998, related to GFM operations, lies with FNM. Any such damage caused after February 18, 1998, is the responsibility of the Company. Ferromex has already taken certain measures to prevent the contamination noted during the environmental audits performed by FNM. These measures formed the basis to draft 19 agreements with the Federal Attorney's Office for Environmental Protection, covering 1,281 anti-pollution activities to be carried out within three years starting in April 1999, of which 1,276 and 1,242 have been completed at December 31, 2002 and 2001, respectively.

Under the terms of the concessions, the Federal Government has the right to receive payments from GFM equal to 0.5% of the gross revenue during the first 15 years of the concession and 1.25% during the remaining years of the concession. During the years ended December 31, 2002 and 2001, such amounts totaled $29,617 and $28,644, respectively.

GFM leases the building where their main offices are located. The lease agreement is for four years starting April 1, 1998, and was renewed with the mutual consent of both parties until March 2003. At the date of issuance of these financial statements, Ferromex is currently negotiating a new contract. GFM leases certain equipment such as hoppers, boxcars, platforms and tanker cars.

Commitments for minimum rentals under non-cancelable operating leases and contracts for other services as of December 31, 2002 are as follows:

	Thousands	
	US Dollars	**Mexican Pesos**
2003	9,271	$ 95,607
2004	6,624	68,310
2005	3,685	38,002
2006	939	9,683
Total of minimum payments	20,519	$ 211,602

In January 1998, GFM, entered into a fuel purchase agreement with PEMEX Refinación under which GFM has the obligation to purchase, at market price, a minimum of 16,400 cubic meters and a maximum of 26,300 cubic meters per month of PEMEX Diesel. The term of the agreement is indefinite; however; either party may terminate it for a justified cause with written notification.

USA

Asarco has entered into several sale-leaseback agreements of mining equipment and has options to purchase this equipment. The options are at fixed prices prior to expiration of the leases and at fair market value upon expiration. The leasebacks have been accounted for as operating leases. The book value and associated depreciation of leased equipment sold have been removed from the Asarco property accounts.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of December 31, 2002 in the aggregate are:

	Millions of US Dollars
2003	21.9
2004	20.9
2005	20.7
2006	16.7
2007	11.2
2008 and thereafter	34.4
Total	125.8

Total rental expense was US$20.6 million in 2002, $21.2 million in 2001, and US$25.6 million in 2000.

PERU

In 1997, SPCC sold its existing power plant to an independent power company for US$33.6 million. In connection with the sale, a power purchase agreement was completed, under which SPCC agreed to purchase its power needs for the next twenty years.

17. FINANCIAL INSTRUMENTS

a. ***Derivative Instruments-*** Effective January 1, 2001, the Company has adopted Bulletin C-2. Neither the cumulative effect nor the adoption of this statement had a significant impact on the financial statements as of and for the year ended December 31,2001.

b. ***Base metals-*** Asarco enters into future sales commitments with third parties seeking to fix the sales price. These firm commitments are derivatives under Bulletin C-2 and are marked to market on the balance sheet with unrealized gains and losses included in earnings. The Company's objective is to sell its metal production at the average monthly price in the month of shipment. In those cases in which Asarco is purchasing metals from an unrelated supplier, the objective is to sell the metal at the same price as it used for calculating the payment due to the supplier. For these purposes Asarco uses futures contracts to reduce the economic effect of changes in the market price of base metals.

At December 31, 2002 and 2001, Asarco's futures contract positions in thousands of US dollars were as follows:

	2002			2001		
	Weight	Notional Amounts	Unrealized Gain (Loss)	Weight	Notional Amounts	Unrealized Gain (Loss)
Futures contracts:						
Copper (pounds)	1,000	699	4	36,775	23,671	(1,054)
Firm commitments:						
Copper (pounds)	1,000	(699)	(4)	28,350	(19,712)	(1,041)

Unrealized gains or losses on the Company's futures contracts are included in cost of products and services in the statements of operations. Since the notional value displayed in the table above represents the absolute sum of all outstanding futures contracts, it is not an accurate measure of risk to the Company from these transactions.

c. ***Gold and silver-*** Asarco has entered into short-term financing arrangements (normally three months) with the Company's gold and silvers used as collateral. Under the silver arrangements, Asarco is required to deliver the silver at the end of the term. Under the gold arrangements, Asarco can either deliver the gold or net settle at its equivalent value in cash at the end of the term. The future commitment to deliver the metal is carried at fair value in trade accounts payable with unrealized gains or losses recognized in current earnings. Realized gains

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or losses on the future commitment are recognized in the period in which the underlying transaction is settled. To protect Asarco from changes during the term of the arrangement, futures contracts for the equivalent amount of gold and silver are generally entered into at inception.

At December 31, 2002 and 2001 Asarco gold and silver futures contract positions and future commitments in thousands of US dollars were as follows:

	2002			2001		
	Weight	Notional Amounts	Unrealized Gain (Loss)	Weight	Notional Amounts	Unrealized Gain (Loss)
Futures contracts:						
Silver (ounces)	-	-	-	2,215	9,751	486
Gold (ounces)	-	-	-	28	7,903	(200)
Firm commitments:						
Silver (ounces)	3,000	14,403	(579)	3,000	15,320	1,580
Gold (ounces)	33	11,555	(133)	35	11,480	1,803

Unrealized gains or losses on the future commitments offset by the future contract position are included in cost of products and services in the statements of operations. Since the notional value displayed in the table above represents the absolute sum of all outstanding futures contracts, it is not an accurate measure of risk to the Company from these transactions.

d. *Zinc Swaps-* The Company carries out swap purchase transactions to hedge against fluctuations in the market prices of its principal metals to assure its customers stable prices over certain periods. The gains or losses resulting from these transactions are deferred through the date of their realization. Considering that this hedging covers sales of metals under the same terms and that the transactions are compensated with the corresponding hedging, no net effect is recorded in results.

e. *Fuel Swaps -* The Company may enter into fuel swap agreements to limit the effect of increases in fuel prices on its production costs. A fuel swap establishes a fixed price for the quantity of fuel covered by the agreement. The difference between the published price for fuel and the price established in the contract for the month covered by the swap is recognized as a component of cost of products and services. As of December 31, 2002 and 2001, Asarco had entered into the following fuel swap agreements in US dollars:

	2002			2001		
Fuel Type	Period	Quantity	Weighted Average Contract Price	Period	Quantity	Weighted Average Contract Price
Diesel fuel (Barrels)	-	-	-	2/02 - 1/03	90,000	23.42

The unrealized gain (loss) in the Asarco's fuel swap position at December 31, 2002 and 2001 was US$0.4 million and US$0.1 million, respectively. During the years ended December 31, 2002 and 2001, production cost would have been US$0.4 million (Asarco's share US$0.4 million) and US$2.1 million (Asarco's share US$2.1 million) higher if this exposure had not been hedged.

f. *Foreign currency swaps-* SPCC selectively uses foreign currency swaps to limit the effects of exchange rate changes on future cash flow obligations denominated in foreign currencies.

A currency swap establishes a fixed amount of foreign current at a future date. The difference between published price for foreign currency and the price established in the contract for the month covered by the swap is recognized as part of the underlying transaction.

During the year ended December 31, 2001, SPCC settled currency swap agreements on a portion of its capital costs contracted in euros for which there was a loss of approximately US$2.2 million (Asarco's share US$1.2

million). SPCC did not enter into any such currency swap agreements during the year ended December 31, 2002.

As of December 31, 2002 and 2001, there were no outstanding currency swap agreements.

g. ***Fair value of financial instruments-*** For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments of the Company at December 31, 2002 and 2001:

	Thousands of US Dollars							
	2002				2001			
	Mexico		USA and Peru		Mexico		USA and Peru	
	Market Value	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value	Book Value
Assets-								
Investment in securities availables for sale			13,800	13,800	271	271	5,800	5,800
Other	-	-	(a)	1,600	-	-	(a)	1,600
Share trust	40,336	40,336	-	-	36,833	36,833	-	-
Liabilities-								
Long-term debt (excluding financial leases and interest)	1,341,524	1,500,224	1,216,505	1,303,801	1,369,347	1,528,092	1,009,100	1,323,500

(a) No fair value was available for these investments as they represent an interest in companies whose stock is not publicly traded. Accordingly, it is not practicable to determine the fair value of such securities.

The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

- Available-for-sale securities, interest rate, foreign currency and fuel swaps, and futures contracts: Fair value is based on quoted market prices.

Long-term debt: Fair value is based on the estimated market prices obtained from the Company's financial advisors.

h. ***Concentration of risk-*** The Company operates copper mines, smelters and refineries in Mexico, the United States and Peru. There can be no assurance that the Company's operations and assets that are subject to the jurisdiction of the government of Peru may not be adversely affected by future actions of such government.

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

The Company invests or maintains available cash with various high quality banks principally in Mexico, the United States, Canada and Peru, or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, except the guarantee applicable to the collection of export sales for the loan of US$600 million, as discussed in Note 10, the Company has not had any significant portfolio recovery problems.

18. CONTINGENCIES

In addition to the writ of injunction (amparo) mentioned in Note 1, the Company is involved in various legal proceedings derived from its normal operations. However, according to management, a reasonable amount has been reserved to cover any individual or collective court decisions in connection with these proceedings. The main contingencies and legal procedures are as follows:

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MEXICO

The transactions carried out by the Mexican companies are subject to Mexican legislation at the federal and state levels and to the environmental protection regulations. Under these laws, guidelines have been issued concerning air, ground and water pollution, and studies have been done in connection with environmental impact, noise control and hazardous waste. The Secretariat of the Environment, Natural Resources and Fisheries may impose administrative sanctions or penalties against companies that breach the environmental laws and has the authority to close, partially or totally, the facilities that do not meet all legal requirements.

Legal proceedings - GFM is party to various legal actions in the normal course of its business. However, Company management believes that any individual or collective decisions related to these procedures will not have an adverse material effect on its financial position or results of operations. The main lawsuits in which GFM is currently involved are as follows:

a. ***Ordinary commercial lawsuit filed against TFM*** - On September 18, 2001, Ferromex filed a lawsuit against TFM, S.A. de C.V. ("TFM") requesting a court resolution to: (i) determine the amount of principal and interest to be paid to Ferromex by TFM for right of way and interlinear traffic for failing to comply with its reciprocal obligations; and (ii) establish that Ferromex is not obligated to grant TFM any future right of way, interlinear traffic or trackage rights along the railways operated by Ferromex as long as the amounts claimed by Ferromex under this lawsuit, which total $792,706 (historical pesos) and 20,556 thousands U.S. dollars, have not been paid.

   On September 25, 2002 a judgment was issued in favor of TFM, thereby requiring Ferromex to pay the legal expenses and costs (which are not significant), and safeguarding Ferromex's right to appeal. On October 10, 2002, Ferromex filed an appeal, which was denied on January 14, 2003, confirming the final verdict issued on September 25, 2002. Ferromex appealed such decision. As of December 31, 2002 and 2001, Ferromex has not recorded an asset in connection with this gain contingency. At the date of issuance of the financial statements, this appeal is in the discovery stage. According to Ferromex's legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

b. ***Action for annulment of ruling issued by the SCT*** - On May 24, 2002, Ferromex filed an action for annulment of ruling number 120-346/2002 with which the Communication and Transportation Department ("SCT") established the economic conditions and considerations under which Ferromex and TFM will mutually grant and receive compulsory rights of way. On October 9, 2002, in an interlocutory judgment TFM requested the addition of the action for annulment filed by Ferromex to that filed by TFM, combining the actions for annulment of both companies to challenge the aforementioned document. The Sixth Court of the Federal Tax Court granted Ferromex the final injunction of the aforementioned ruling. At the date of issuance of the financial statements, the lawsuit is in the discovery stage. According to Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

c. ***Action for annulment of ruling issued by the General Director of Tariffs, Railroad and Multimodal Transport of the SCT ("DGTTFM") for interconnection and terminal services*** - On October 10, 2002, Ferromex filed an action for annulment of ruling number 120-849/2002 issued by the DGTTFM, which established the conditions and considerations whereby TFM and Ferromex will provide interconnection and terminal services. The Fourth Court of the Federal Tax Court granted Ferromex the definitive injection of the aforementioned ruling. At the date of issuance of the financial statements the lawsuit is in the judicial examination stage. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

d. ***Action for annulment of rulings issued by the DGTTFM for rights of way*** - On October 10, 2002, Ferromex filed several actions for annulment of ruling numbers 120-859/2002 and 120-860/2002, issued by the DGTTFM, which established the conditions and considerations between TFM and Ferromex for granting the rights of way in the Monterrey train yard and the Altamira port, respectively. At the date of issuance of the financial statements, the lawsuits are in the judicial examination stage. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

e. ***Administrative lawsuit against monopolistic practices*** - On November 13, 2002 the Federal Antitrust Board ("CFC") filed suit against Ferromex for presumed monopolistic practices in the public service freight and related railroad market. Subsequently, Ferromex filed a motion for review to challenge the CFC's claim. According to the Ferromex' legal counsel, the result of the legal proceedings and their duration cannot be foreseen.

At December 31, 2002, the Company has not recorded a reserve to cover the possible adverse or favorable results of the negotiations and lawsuits mentioned above.

USA

Environmental Litigation and Related Matters:

In connection with the matters referred to below, as well as the other closed plants and sites where Asarco is working with federal and state agencies to resolve environmental issues, Asarco accrues for losses when such losses are probable and reasonably estimable. Such accruals are adjusted as new information comes to Asarco's attention or circumstances change. In January 2003 Asarco signed a consent decree with the United States Environmental Projection Agency, which fixed the amount of the environmental response work to be preformed over the next eight years. Since these environmental response cost are now fixed and determinable Asarco choose to discount these environmental liabilities as of December 31, 2002. Recoveries of environmental remediation and related costs from insurance carriers and other parties are recorded as assets when the recoveries are deemed probable. At December 31, 2002 and 2001 Asarco had recorded receivables related to these probable recoveries of US $51.3 million and US$41.5 million, respectively.

Reserves for closed plants and environmental matters, including mine reclamation costs for active and closed properties, totaled US$188.1 million and US$159.1 million at December 31, 2002 and 2001, respectively. Asarco anticipates that expenditures relating to these reserves will be made over the next several years. Net cash expenditures against these reserves were US$24.5 million in 2002, US$51.3 million in 2001 and US$26.4 million in 2000.

The effect on pre-tax earnings of environmental and other closed plant charges was a charge of US $6.1 million in 2002 (US$1.9 million in credits offset by US$4.2 million in recoveries), a credit of (US$9.8) million in 2001 (US$78.7 million in charges offset by US $88.5 million in recoveries). Cash insurance recoveries of US$38.7 million and US$87.7 million were received in 2002 and 2001, respectively.

In 1984, Asarco was given notice of potential responsibility at the Commencement Bay Superfund site related to its former Tacoma Copper Smelter. Subsequent to that notice, three operable units were identified: the Rustin/North Tacoma residential soil operable unit; the Upland Smelter site operable unit; and, the off shore settlement operable unit. Records of decision for all operable units were received as of 2001 and remediation work continues.

In 1995, Asarco completed and presented to the Washington Department of Ecology (Ecology) a Remedial Investigation and Feasibility Study (RI/FS) of Asarco's former smelter site in Everett, Washington. In 1999, Ecology issued a costly remediation plan and stated its intention that Asarco carry out or pay for the plan. Asarco refused. In July 1998, Asarco filed suit in state court in Thurston County, Washington challenging on constitutional and other grounds the applicability of certain state environmental laws to alleged obligations of Asarco to remediate or pay for the remediation plan. In December 1999, following trial, the court ruled that Asarco is required to fund remediation on the former smelter site only, and that application of the state environmental laws to compel Asarco to remediate surrounding properties is unconstitutional. On appeal the Washington State Supreme Court ruled that Asarco's litigation against Ecology was premature and remanded the case to the trial court. Subsequently, Asarco and Ecology entered into a stipulated order staying the proceedings, which was approved by the trial court on September 20, 2002. This order stays the case for at least one year while the parties attempt to resolve their differences and develop a remediation strategy for the smelter site.

In March 1996, the United States government filed an action in United States District Court in Boise, Idaho against Asarco and three other mining companies (one of which has since filed for bankruptcy) under the

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Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA or Superfund) and the Federal Clean Water Act, seeking response costs and damages for alleged injury to natural resource in the 1500 square mile Coeur d'Alene River Basin in Idaho, caused by mining and related activities between the mid-1800s and the mid 1960s. In 1996, the case was consolidated with a similar lawsuit filed by the Coeur d'Alene Tribe of Idaho. EPA has completed a RI/FS and issued a Record of Decision for Basin cleanup, which estimates the cost of the selected remedy at about US$360 million. Trial on the liability phase in this case and on Asarco's CERCLA counterclaim against the United States concluded on July 30, 2001, and the decision of the court is pending.

In 1996, Asarco received notice from the Texas Natural Resource Conservation (TNRCC) with concerns regarding waste management at the El Paso plant. Asarco presented the results of a site investigation and feasibility study to the TNRCC in 2001 and received approval in concept. Based on that plan a monetary exposure was developed and has been recorded in the environmental reserve.

In 1997, a putative class action was commenced against Asarco in Omaha, Nebraska seeking compensatory and punitive damages for alleged contamination of properties by emissions from Asarco's former Omaha plant. In 1999, the United States District Court for the District of Nebraska dismissed the action and that ruling was affirmed by the United States Court of Appeals. Plaintiffs next filed a similar action in Nebraska state court, which ruled in 2001 that the suit could not proceed as a class action and dismissed many of the claims. That ruling was appealed. The appeal was dismissed on October 29, 2001. On February 7, 2002, the plaintiffs moved to file an amended petition, re-alleging the dismissed claims and re-seeking class certification. On February27, 2002 the court denied plaintiff's motion to certify the class. Plaintiffs have since pursued their case on behalf of separate individuals. The matter is still in the discovery stage.

In 1998,and again in 2000, Asarco received a notice of intent by an Arizona law to file suit against Asarco, initially a civil action for alleged violations of the Clean Air Act by Asarco's Hayden smelter, and subsequently a class action seeking damages for personal injury and property damage allegedly caused by emissions from the smelter. Mass action and putative class action suits were filed in January 2003. Various motions to dismiss were filed in lieu of an answer in March. In addition, Asarco has filed a motion to disqualify plaintiffs' counsel for conflict of interest based on a plaintiff's attorney suing a former client (he worked on Asarco environmental matters concerning Hayden while employed at a Phoenix law firm in the mid-1990's). This litigation will proceed no further until this matter is resolved.

In August 1999, Asarco received a "Unilateral Administrative Order for Removal and Response Activities" from the United States Environmental Protection Agency (EPA). The order applies to an area within a four mile radius of Asarco's former Omaha plant and directs Asarco to excavate soils surrounding certain residences and child care facilities where testing found elevated levels of lead. Asarco has refused to undertake the remediation on the ground that the EPA has failed to establish that Asarco is responsible for the alleged contamination.

In April 2000, residents of Maury Island and Vashon Island in the State of Washington filed two putative in Seattle, seeking compensatory and punitive damages and medical monitoring cost for alleged contamination by emissions from Asarco's former Tacoma plan. In May 2001, the court denied Asarco's motion for summary judgment on statute of limitations grounds. To date, plaintiffs have not moved to certify the case as a class action, resulting in no activity in the litigation for two years.

In November 2000, Asarco received notice that it is potentially liable under CERCLA in connection with the Vazquez Boulevard/Interstate 70 Superfund site in Denver, Colorado. Asarco's potential liability arises from the Grant Smelter that had been acquired by Asarco in 1899 and operated until 1903. The property on which the smelter was located was sold to the Union Pacific Railroad and then the City of Denver and is within the boundaries of the Superfund site. Asarco presently is conducting a feasibility study on the groundwater operable unit.

In July 2001, fifteen individuals filed suit against Asarco and two other defendants seeking compensatory and punitive damages for alleged contamination of properties by emissions from Asarco's El Paso plant. The complaint seeks damages for personal injury and property damage. In January 2003, the El Paso Independent School District sought to join this case as a plaintiff. An answer had been filed and discovery is proceeding.

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In November 2001, a putative class action for property damages only, based on alleged releases from the Stephenson-Bennett mine tailings. Asarco's potential liability arises from its ownership in the 1920's. Asarco filed an answer and motion for dismissal in January 2002. The court dismissed the case without prejudice in March 2003.

In November 2001, suits were filed against Asarco and six other companies on behalf of seven minor children seeking compensatory and punitive damages for alleged personal injury from lead contamination caused by mine waste left behind by defendants' historical mining, milling and smelting operations in Ottawa County, Oklahoma, which is part of what was known as the Tri-State Mining District, Which includes parts of Oklahoma, Kansas and Missouri. Mining started in the late 1800s and lasted until the late 1960s. Since the filing of this case, six more cases have been filed making almost identical allegations. Because the mining at issue took place on Indian land under the control of the Department of the Interior, the companies sued the United States as a third party defendant in these cases. The United States then removed the cases to federal district court in Tulsa. The seven case have been consolidated for pretrial purposes. Trial has been set for August 2003.

In January 2002, putative class action was filed in Kootenai County, Idaho District Court on behalf of residents of the Coeur d'Alene Basin against Asarco and five other companies alleging that historical mining operations in Idaho's Silver Valley have contaminated the environment and adversely imparted the plaintiffs In October, 2002, the court dismissed the portions of the complaint requesting a medical monitoring program and a remediation program in the Basin. The court then dismisses the remainder of the complaint as being overly broad, vague and containing large amounts of irrelevant information. The court gave the plaintiffs 60 days to re-file the complaint in shorter form. In January 2003, Asarco received the amended complaint, which was longer than its predecessor. On May 7, the court dismissed this complaint and gave the plaintiffs thirty days to file an amended complaint that complies with the judge's order or face final dismissal.

In August 2002, the United States Department of Justice and EPA filed a lawsuit in federal district court in Tacoma Washington against Asarco, seeking to enjoin the transfer of Asarco's 54% stockholder interest in Southern Peru Copper Company (SPCC) to Americas Mining Corporation (AMC), alleging fraudulent conveyance. Asarco agrees to a stipulation staying the transfer pending settlement discussions. On Asarco's motion, the case was transferred to Phoenix Arizona. In January 2003, Asarco reached a settlement with the government, which was entered as a consent decree by the court on February 3, 2003. The consent decree a means for the SPCC transaction to be accomplished and for establishment of an environmental trust to be funded by AMC over the next eight years at a total of approximately US$125 million. The trust is dedicated to remediation work at most of the sites where Asarco still has environmental liability, offsetting that liability dollar for dollar. The government: agree to (1) stay enforcement of certain environmental obligations against Asarco for the next three years; (2) waive the obligation for three years to meet certain "financial assurance" requirements; and (3) release Asarco of certain environmental liabilities, including an estimated US$100 million for accrued civil and stipulated penalties and approximately US$4.5 million for environmental response costs at certain sites.

In January 2003, a lawsuit was filed against Asarco seeking damages for personal injury and property damage allegedly caused by emissions from the smelter located in Hayden Arizona. The lawsuit includes claims presented as class actions and other claims presented on behalf of multiple plaintiffs but not as class actions. Various motions to dismiss were filed in lieu of an answer in March. In addition, Asarco has filed a motion to disqualify plaintiffs' counsel for conflict of interest based on the fact that one of the attorneys worked on Asarco environmental matters concerning Hayden while employed at a Phoenix law firm in the mid-1990s. Substantive proceedings in the litigation are stayed until the disqualification motion is resolved.

In January 2003, twenty-four individual plaintiffs sued Asarco seeking compensatory and punitive damages for unspecified personal injuries allegedly caused by operation of Asarco's El Paso plant. An answer has been filed.

In January 2003, an environmental citizen group filed a complaint against Asarco and two other defendants in federal district court in Montana alleging illegal discharges from the Troy Mine. The complaint is primarily a citizen suit brought under federal environmental statutes, but also includes a claim for breach of contract. Asarco's potential liability stems from the fact that it operated the Troy Mine in the 1980s and early 1990s, and owned it until 1999. The complaint asks that civil penalties under the federal statutes be assessed against the defendants for a period covering several years, but does not specify an exact dollar amount. Asarco and the other defendants have filed a joint motion to dismiss the complaint.

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In May 2003, multiple plaintiffs, including the Mayor of Picher, Oklahoma and Chairman of the School Board of Picher/Cardin, Oklahoma filed a putative class action against Asarco and five other companies in federal district court in Tulsa, Oklahoma, seeking a court-ordered medical monitoring program and a relocation program that will provide compensation for loss of property values and relocation costs for members of the putative class. The factual predicate for this suit and the defendants are essentially the same as those for the seven cases from the Tri-State Mining District described above.

Asarco and certain of its subsidiaries have received notices from the EPA and other federal and state agencies that they and in some cases numerous other parties are potentially responsible for damages and remediation occasioned by alleged hazardous substance releases at certain sites under CERCLA or similar state laws. In addition, Asarco and certain of its subsidiaries are defendants in lawsuits brought under CERCLA or state laws that seek substantial damages and remediation. Remedial action is being undertaken by Asarco at, and in some instances nearby, some of the sites.

Product Litigation of Asarco:

Asarco and two subsidiaries, as of December 31, 2002, are defendants in approximately 6,638 asbestos related lawsuits brought by approximately 19,108 primary and 8,843 secondary plaintiffs seeking substantial actual and punitive damages for personal injury or death allegedly caused by exposure to asbestos. Two of these lawsuits are purported class actions, with one of these actions being brought on behalf of a purported statewide class of persons who are not yet known to have asbestos-related injury and the other being purportedly brought on behalf of persons suing both tobacco-related and asbestos-related entities claiming damages for personal injury or death arising from exposure to asbestos and cigarette smoke.

Asarco accrues for its share of asbestos settlement costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Historically, the net impact of these costs has not been material to the financial statements due to insurance proceeds, which are recorded when deemed probable. Asarco can make no assurances that historical trends will continue and therefore can make no assurances as to the materiality of the impact on future financial statements.

During the fiscal years ended December 31, 2002 and 2001, Asarco was served with approximately 27,863 asbestos-related claims, and paid to settle approximately 18,240 claims for an average of approximately US$1,175.66 per claim, and resolved approximately 7,643 additional claims for no payment. As of December 31, 2002, there were approximately 19,108 litigated claims pending against Asarco and approximately 18,060 additional claims that were settled in principle prior to December 31, 2002 but not finalized.

As of December 31, 2002 and 2001, an estimated accrual of US$31.9 million and US$31.0 million for asbestos-related liabilities, before consideration of insurance recoveries, has been reflected in the accompanying financial statements, primarily in other long-term liabilities. The amount of the accrual is based on Asarco's estimate of indemnity payments associated with pending asbestos-related claims. There are inherent uncertainties involved in estimating these amounts, and Asarco's actual costs in future periods could exceed Asarco's estimates.

Asarco believes that it has insurance coverage available to recover most of its asbestos-related costs. Asarco has reached settlement agreements with a portion of its relevant insurers providing for payment of substantially all asbestos-related claims (subject to retentions) up to the various policy limits. The timing and amount of future recoveries from insurance carriers will depend on the pace of claims review and processing by such carriers and on the resolution of any remaining disputes regarding coverage under such policies.

Management continues to monitor claims activity, the status of lawsuits (including settlement initiatives), legislative developments, and costs incurred in order to ascertain whether an adjustment to the existing accruals should be made. As additional information becomes available, Asarco will reassess its liability and revise its estimates as appropriate. Management currently believes that, based on the factors discussed in the preceding paragraphs and taking into account the accruals reflected as of December 31, 2002 the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net to related insurance recoveries should not have a material adverse effect on Asarco's consolidated financial position or results of operations. However, as Asarco's estimates are periodically re-evaluated, additional accruals to the liabilities reflected in Asarco's financial statements may be necessary, and such accruals could be material to the results of the period in which they are recorded. Given the number and complexity of factors that affect Asarco's liability and its available insurance, the actual liability and insurance recovery may differ substantially from Asarco's estimates. No assurance can be given that Asarco will not be subject to significant additional asbestos litigation and material additional liabilities. If actual liabilities significantly exceed Asarco's estimates or if expected insurance recoveries become unavailable, due to insolvencies among Asarco's primary or excess insurance carriers, disputes with carriers or otherwise, Asarco's results of operations, liquidity and financial condition could be materially adversely affected.

Other Litigation:

Asarco is a defendant in lawsuits in Arizona, the earliest of which commenced in 1975, involving the United States, Native Americans, and other Arizona water users contesting the right of Asarco and numerous other individuals and entities to use water and, in some cases, seeking damages for water usage and alleged contamination of ground water. The lawsuits could affect Asarco's use of water at its Ray Complex, Mission Complex, and other Arizona operations.

In November 1999, an action by Cyprus Amax, a subsidiary of Phelps Dodge Corporation, was commenced against Asarco in federal court in the Southern District of New York. The action seeks damages of not less than US$90 million for the alleged breaches of a merger agreement between Asarco and Cyprus.

In 2001, a class action was filed against Asarco under the Fair Labor Standards Act (FLSA). More than 500 employees and former employees of the Amarillo Copper Refinery and East Helena Lead Smelter plants consented to the action, which alleged that Asarco violated the FLSA by not compensating them for preliminary and postliminary activities. The plaintiff's attorney offered a settlement of US$4.5 million, but Asarco decided to continue litigating the matter. At trial in June 2002, the federal district judge granted Asarco's motion for directed verdict and entered judgment in Asarco's favor. Plaintiffs did not appeal the judgment.

In November 2002, Glencore Ltd. filed breach of contract action in federal district court in New York, seeking a judgment against Asarco for approximately US$29.5 million of trade debt owing from a series of commercial transactions. In December, Glencore filed similar actions in courts in several different states. Asarco and Glencore are in discussions regarding satisfaction of this debt and resolution of the court actions.

In January 2003, Frontier-Kemper Constructors filed a claim against Asarco before the American Arbitration Association. The claim is primarily based on allegedly encountering differing site conditions during the course of extending the Mineral Creek Diversion Tunnel at Asarco's Ray Mine near Kearny, Arizona, but also includes a claim for breach of contract. The claim is for US$11.42 million. Asarco has filed a counterclaim for US$1.65 million. The matter is tentatively scheduled for arbitration in November 2003.

In the opinion of Asarco's management, the outcome of lawsuits, environmental contingencies and lawsuits due to asbestos exposure mentioned above, and other litigation and legal proceedings currently underway could be material to the financial position of Asarco at December 31, 2002. Asarco cannot guarantee the magnitude of the impact on the financial statements in the future. This opinion is based on considerations including experience related to previous court judgments and settlements and remediation costs and terms.

PERU

Environmental:

The SPCC's activities are subject to Peruvian laws and regulations. As part of these regulations, SPCC submitted in 1996 the Environmental Compliance and Management Program (known by its Spanish acronym PAMA) to the Peruvian Government. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SPCC's PAMA was approved in January 1997 and it contains 34 mitigation measurers and projects necessary to bring the existing operations to the environmental standards established by the government. By the end of 2002, thirty-one of such projects were already completed. Additionally, in November of

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2002 the government approved final completion of all PAMA commitments related to Asarco's operations in Cuajone and Toquepala. The three pending PAMA projects all belong to the Ilo smelter operations.

The SPCC's biggest outstanding capital investment project is the Ilo smelter expansion and modernization. This project will modernize the smelter and its targeted to capture no less than 92 percent of sulfur dioxide emissions, in compliance with PAMA requirements. SPCC is hopeful that, pursuant to the government's program of promoting and giving incentives to investments in productive areas and for the protection of the environment, it may obtain those benefits that were in place when the PAMA was approved.

The SPCC's PAMA, approved by the Peruvian Ministry of Energy and Mines ("MEM") in 1997, provided that the smelter would be modernized in two-phase project; the first phase to be completed by the end of 2003 and the second and final phase by January 2007. In January 2002 the MEM approved the modified one-phase project to be initiated by the fourth quarter of 2002 and completed by December 2004. Given current economic, political and market conditions, in November 2002, SPCC submitted a new request to MEM to reschedule the smelter modernization timetable and to start the project by the end of 2003, with completion no later than 2007.

SPCC has received proposals from three international construction/engineering entities (two additional proposals are pending and expected to be received by May 2003) and is evaluating these proposals while continuing discussions regarding incentives with the government. While SPCC is in the evaluation stage US$63 million have been invested in this project through 2002.

The construction of the project is expected to require 36 months and to be completed by January 2007, the original deadline imposed by PAMA. The cost of the project was previously estimated to exceed US$600 million, but has not been finalized pending the evaluation of the new proposals.

SPCC has on hand sufficient funds to commence the project but significant additional funds will be necessary for its completion. SPCC has an approved Peruvian bond program of US$750 million since December 2001, of which US$149 million have been issued in Peru. There can be no assurance that the entire Ilo smelter project can be financed with Peruvian resources. SPCC plans to finance the portion of the cost that is not financed in Peru with funds from operations or by placing additional financing in the international market.

Starting in November of 1995, Southern Peru established and continues to operate the Supplementary Control Program (SCP), a voluntary effort by which the smelter production is curtailed during periods of adverse meteorological conditions. During 2002, in conjunction with the operation of the smelter's sulfuric acid plant that produced over 355,000 tons, the SCP has contributed to improve the quality of air in Ilo. In addition to the environmental programs dealing with air quality issues, SPCC continues to have good results with the remediation programs in both the Ite bay and the slag removal program on the beaches to the north of the smelter.

Environmental capital expenditures for the period 1997-2002 exceeded US$148 million. As soon as the smelter expansion and modernization project begins, SPCC foresees significant environmental capital expenditures starting in 2003. Approximately US$55 million have been budgeted for the smelter project in 2003.

In addition, SPCC expects that MEM will issue new regulations during 2003 that will set forth the legal guidelines for the mining sectors remediation obligations. SPCC has no basis for determining the possible effect of these pending regulations. However, material capital expenditures may be required to achieve compliance with these new regulations.

Litigation:

In April 1996, the SPCC was served with a complaint filed I Peru by Approximately 800 former employees seeking the delivery of a substantial number of investment shares (formerly called "labor shares") of its Peruvian Branch plus dividends. In December 1999, a civil court of first instance of Lima decided against SPCC, ordering the delivery of the investment shares and dividends to the plaintiffs. SPCC appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court's decision, which had been adverse to SPCC. On appeal by SPCC, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The case is now pending before a labor court of first instance in Lima.

In August 2002, SPCC was notified that approximately 3,000 additional former employees had filed a lawsuit before a labor court in Lima, for unspecified amounts, seeking the delivery of a substantial number of investment shares. The labor court dismissed the complaint due to procedural defects. On appeal by the plaintiffs, the Superior Court of Lima allowed the claim to proceed and remanded the case to the lower court for further proceedings.

On December 28, 2000, a lawsuit styled Flores v. Southern Peru Copper Corporation was filed against SPCC in federal court in New York City. The Flores lawsuit sought unspecified compensatory and punitive damages for alleged personal injuries to eight persons resident in Peru arising from alleged releases into the environment from SPCC's operations in Peru. The lawsuit invoked the jurisdiction of the court under the federal Alien Tort Claims Act, claiming violations of customary international law. The Flores lawsuit is similar to a suit filed in 1995 in Texas, for unspecified amounts, which was dismissed in 1996. district judge. That ruling was affirmed unanimously by a three-judge federal appeals court. The court made it clear that the claims of Peruvian residents should be tried in the courts of Peru, not in the United States. On July 16, 2002, the United States District Court for the Southern District of New York dismissed the compliant in the Flores lawsuit. In its decision, the district court ruled that it lacked jurisdiction under the Alien Tort Claims Act because the Peruvian plaintiffs had failed to allege a cognizable claim that international law had been violated. In the alternative, the district court stated if it had jurisdiction, it nonetheless would dismiss the Flores lawsuit on the basis of the doctrine of forum non convenient, the dispute should be litigated in the courts of Peru, not in the United States. On August 28, 2002, the Flores plaintiffs filed a notice of appeal to seek review of the district court decision by the United States Court of Appeals for the Second Judicial Circuit.

Environmental:

On February 28, 2003, MEM communicated its rejection to the SPCC's request to reschedule the smelter modernization timetable, starting that once SPCC has taken effective action to implement the project and can demonstrate the commencement of the same, SPCC would have the right to apply for the rescheduling the smelter modernization timetable.

In March 2003, in a separate regular biannual environmental review process of SPCC's mining activities, MEM issued a notice to SPCC demanding compliance with the commitments established in the PAMA within the next 90 days. MEM's notice orders the SPCC to commence the modernization project and to satisfy the investment requirements of the PAMA of US$77.4 million within such 90-day period. According to applicable law, if SPCC is not in full compliance with the MEM notice, SPCC will be subject to a first fine that could amount to approximately US$20,000. Subsequent fines (subject to 90-day periods) would be based on the shortfall of actual expenditures against expenditures committed under the PAMA, as modified. SPCC does not believe the amount of fines paid will be material to its financial position, results of operations or cash flows in futures periods. SPCC is confident that it will be able to resolve these issues with MEM and has given MEM assurances that it intends to comply fully with its commitments under PAMA.

Peruvian tax contingencies:

In February 2003, the Peruvian tax court affirmed SUNAT's assessments related to the 1996 and 1997 tax years in which SPCC's method for deducting depreciation expense for tax purposes, and the deduction of certain expenses incurred outside Peru were challenged; thereby rejecting SPCC's appeals in connection with such assessments. The Peruvian tax court indicated that it will not assess penalties related to the 1997 tax year. Management notes that additional assessments of tax penalties related to the tax years 1996, 1998, and 1999 may be forthcoming.

In view of the decision of the Peruvian tax court regarding SUNAT's assessment for 1996 and 1997, SPCC has withdrawn its challenge of similar assessments made by SUNAT for the 1998 and 1999 tax years.

SPCC will retroactively apply Peruvian tax credits that were available during the tax years 1996 through 1999 to settle additional taxes arising from the Peruvian tax court's decision in lieu of rendering significant additional tax payments. SPCC does not believe that such additional taxes will be significant.

Opinion of Management:

Future environmental related expenditures cannot be reliably determined in many circumstances due to the early stages of investigation, the uncertainties relating to specific remediation methods and costs, the possible participation of other potentially responsible parties, and changing environmental laws and interpretations. Similarly, due to the uncertainty of the outcome of court proceedings, future expenditures related to litigation cannot be reliably determined.

The financial viability of other potentially responsible parties has been considered when relevant and no credit has been assumed for any potential insurance recovery when not deemed probable.

It is the opinion of management that the outcome of the legal proceedings, environmental contingencies and asbestos litigation mentioned, and other miscellaneous litigation and proceedings now pending, could be material to the financial position of SPCC at December 31, 2002. SPCC can make no assurances as to the materiality of the future financial statement impact. This opinion is based on considerations including experience related to previous court judgments and settlements and remediation costs and terms.

19. EXTRAORDINARY ITEM

In 2002, SPCC recorded an extraordinary special item of US $8.5 million. A commission of US$11.4 million was paid upon prepaying in February 2002, Secured Export Notes of US$150 million (see Note 10). Also, unamortized deferred commissions of US$1.0 million were charged to results of 2002. These costs are shown as a special item, net of an income tax benefit of US$3.9 million, in the statement of operations.

SPCC decided to bear a penalty on the early settlement of debt because the amount paid offsets the present value of interest expense through maturity. Also, settlement of debt permits SPCC obtaining more attractive long-term financing in the future.

20. CAPITAL REIMBURSEMENT OF GFM

As part of the resolutions adopted unanimously by GFM's stockholders on June 28, 2002, it was agreed to reimburse shares of GFM's Class II variable capital amounting to 299,529 thousands of U.S. dollars. Such reimbursement will be paid in Mexican pesos, as determined by applying the respective exchange rate at the payment date (equal to $3,193,629 at December 31, 2002), and may be settled in one or more payments on the dates determined by the Board of Directors. Consequently, the number of Class II shares corresponding to the Mexican pesos amount effectively reimbursed will be canceled at the payment date. At December 31, 2002, such amounts have not been paid, therefore, a liability of $3,088,893 has been recorded, for this amount $2,285,781 corresponding to ITM (74%) that were eliminated in consolidation of Gmexico and $803,112 (26%) corresponding to minority shareholders of GFM that show as a Capital Reimbursement Payable in the consolidated balance sheets.

21. SUBSEQUENT EVENTS

On February 14, 2003, Barclays informed GFM that according to the credit facility line terms signed on November 29, 2002, it has no obligation to fund any draw downs. Barclays has expressed its interest to pursue negotiations to reach conditions mutually agreeable to reestablish portions or the entire amount of the original credit line facility in a new agreement. GFM management believes that an acceptable agreement may be obtained.

22. NEW ACCOUNTING PRINCIPLES

In December 2001 the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, " Liabilities, Provisions, Contingent Assets and Liabilities and Commitments " ("C-9"), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 substitutes the provisions of the former Bulletins C-9 "Liabilities" and C-12, "Contingencies and Commitments", and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, " Intangible Assets " ("C-8") with the same effective date and recommendation established for Bulletin C-9. C-8 substitutes the former Bulletin C-8, "Intangibles", and establishes, among others, that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period. The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin. To reduce as much as possible the remnant that constitutes "goodwill" in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.